M File No. 333-138540
                                                              File No. 811-10011

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      / /
          Pre-Effective Amendment No.                1                       /x/
                                                 ----------
          Post-Effective Amendment No.                                       / /
                                                 ----------

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              / /


                                  Amendment No.     22                       /x/
                                                 ----------


                        (Check appropriate box or boxes)

                        SBL VARIABLE ANNUITY ACCOUNT XIV
                           (Exact Name of Registrant)

                     Security Benefit Life Insurance Company
                               (Name of Depositor)

              One Security Benefit Place, Topeka, Kansas 66636-0001 (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, Including Area Code:
                                 (785) 438-3000

                Name of Agent for Service for Process:

                Amy J. Lee, Associate General Counsel
                Security Benefit Life Insurance Company
                One Security Benefit Place
                Topeka, KS 66636-0001


Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.


/ /  immediately upon filing pursuant to paragraph (b) of Rule 485

/ /  on May 1, 2006, pursuant to paragraph (b) of Rule 485

/ /  60 days after filing pursuant to paragraph (a)(1) of Rule 485

/ /  on May 1, 2006, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

/ / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of securities being registered: Interests in a separate account under individual flexible premium deferred variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SECURITY BENEFIT(SM)
Security Distributors, Inc.


      PROSPECTUS



March __, 2007



ELITEDESIGNS(SM) VARIABLE ANNUTITY

                        Important Privacy Notice Included

                                 See Back Cover


___(11-06)

                        ELITEDESIGNS(SM) VARIABLE ANNUITY


                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT

                        ISSUED BY:                                                         MAILING ADDRESS:
        SECURITY BENEFIT LIFE INSURANCE COMPANY                                SECURITY BENEFIT LIFE INSURANCE COMPANY
        ONE SECURITY BENEFIT PLACE                                             P.O. BOX 750497
        TOPEKA, KANSAS 66636-0001                                              TOPEKA, KANSAS 66675-0497
        1-800-888-2461

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     This Prospectus describes the EliteDesigns Variable Annuity--a flexible purchase payment deferred variable annuity contract (the "Contract") offered by Security Benefit Life Insurance Company (the "Company"). The Contract is available for individuals as a non-tax qualified retirement plan. The Contract is also available for individuals in connection with a retirement plan qualified under Section 402A, 403(b), 408, or 408A of the Internal Revenue Code. The Contract is designed to give you flexibility in planning for retirement and other financial goals.

     You may allocate your Purchase Payments and Contract Value to one or more of the Subaccounts that comprise a separate account of the Company called the Variable Annuity Account XIV. Each Subaccount invests in a corresponding mutual fund (the "Underlying Fund"). The Subaccounts currently available under the Contract are:


o        AIM V.I. Capital Appreciation
o        AIM V.I. International Growth
o        AIM V.I. Mid Cap Core Equity
o        Direxion Dynamic VP HY Bond
o        Dreyfus VIF International Value
o        Federated High Income Bond II
o        Federated Fund for U.S. Government Securities II
o        Fidelity(R) VIP Contrafund(R)
o        Fidelity(R) VIP Growth Opportunities
o        Fidelity(R) VIP Index 500
o        Fidelity(R) VIP Investment-Grade Bond
o        Neuberger Berman AMT Guardian
o        Neuberger Berman AMT Partners
o        Oppenheimer Main Street Small Cap Fund(R)/VA
o        PIMCO VIT Low Duration
o        PIMCO VIT Real Return
o        PIMCO VIT StocksPLUS(R) Growth & Income
o        PIMCO VIT Total Return
o        RVT CLS AdvisorOne Amerigo
o        RVT CLS AdvisorOne Berolina
o        RVT CLS AdvisorOne Clermont
o        Rydex VT Absolute Return Strategies
o        Rydex VT Banking
o        Rydex VT Basic Materials
o        Rydex VT Biotechnology
o        Rydex VT Commodities
o        Rydex VT Consumer Products
o        Rydex VT Dynamic Dow
o        Rydex VT Dynamic OTC
o        Rydex VT Dynamic Russell 2000(R)
o        Rydex VT Dynamic S&P 500
o        Rydex VT Dynamic Strengthening Dollar
o        Rydex VT Dynamic Weakening Dollar
o        Rydex VT Electronics
o        Rydex VT Energy
o        Rydex VT Energy Services
o        Rydex VT EP Aggressive
o        Rydex VT EP Conservative
o        Rydex VT EP Moderate
o        Rydex VT Europe Advantage
o        Rydex VT Financial Services
o        Rydex VT Government Long Bond Advantage
o        Rydex VT Health Care
o        Rydex VT Hedged Equity
o        Rydex VT Internet
o        Rydex VT Inverse Dynamic Dow
o        Rydex VT Inverse Government Long Bond
o        Rydex VT Inverse Mid Cap
o        Rydex VT Inverse OTC
o        Rydex VT Inverse Russell 2000(R)
o        Rydex VT Inverse S&P 500
o        Rydex VT Japan Advantage
o        Rydex VT Large Cap Growth
o        Rydex VT Large Cap Value
o        Rydex VT Leisure
o        Rydex VT Mid Cap Advantage
o        Rydex VT Mid Cap Growth
o        Rydex VT Mid Cap Value
o        Rydex VT Multi-Cap Core Equity
o        Rydex VT Nova
o        Rydex VT OTC
o        Rydex VT Precious Metals
o        Rydex VT Real Estate
o        Rydex VT Retailing
o        Rydex VT Russell 2000(R) Advantage
o        Rydex VT Sector Rotation
o        Rydex VT Small Cap Growth
o        Rydex VT Small Cap Value
o        Rydex VT Technology
o        Rydex VT Telecommunications
o        Rydex VT Transportation
o        Rydex VT U.S. Government Money Market
o        Rydex VT Utilities
o        SBL Global
o        SBL Small Cap Value
o        Van Kampen LIT Government
o        Wells Fargo Advantage Opportunity VT

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     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE UNDERLYING FUNDS. YOU SHOULD READ THE PROSPECTUSES CAREFULLY AND RETAIN THEM FOR FUTURE REFERENCE.

     EXPENSES FOR THIS CONTRACT, IF PURCHASED WITH AN EXTRA CREDIT RIDER, MAY BE HIGHER THAN EXPENSES FOR A CONTRACT WITHOUT AN EXTRA CREDIT RIDER. THE AMOUNT OF CREDIT ENHANCEMENT MAY BE MORE THAN OFFSET BY ANY ADDITIONAL FEES AND CHARGES.

     THE CONTRACT IS NOT A DEPOSIT OF A BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THE VALUE OF YOUR CONTRACT CAN GO UP AND DOWN AND YOU COULD LOSE MONEY.


DATE:  FEBRUARY __, 2007

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             The variable annuity covered by this Prospectus is the
                 subject of a pending patent application in the
                   United States Patent and Trademark Office.

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(1-07)

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     Amounts that you allocate to the Subaccounts under a Contract will vary based on investment performance of the Subaccounts. No minimum amount of Contract Value is guaranteed.

     When you are ready to receive annuity payments, the Contract provides several options for annuity payments. See "Annuity Options."


     This Prospectus concisely sets forth information about the Contract and the Separate Account that you should know before purchasing the Contract. The "Statement of Additional Information," dated November 10, 2006, which has been filed with the Securities and Exchange Commission ("SEC") contains certain additional information. The Statement of Additional Information, as it may be supplemented from time to time, is incorporated by reference into this Prospectus and is available at no charge. You may obtain a Statement of Additional Information or a prospectus for any of the Underlying Funds by writing the Company at One Security Benefit Place, Topeka, Kansas 66636 or by calling 1-800-888-2461. The table of contents of the Statement of Additional Information is set forth on page 44 of this Prospectus.


     The SEC maintains a web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference and other information regarding companies that file electronically with the SEC.

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                                TABLE OF CONTENTS

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                                        3

                                                       Page

DEFINITIONS............................................    5
SUMMARY................................................    6

   Purpose of the Contract.............................    6
   Selection of Withdrawal Charge Schedule.............    6
   The Separate Account and the Funds..................    6
   Purchase Payments...................................    7
   Contract Benefits...................................    7
   Optional Riders.....................................    7
   Free-Look Right.....................................    7
   Charges and Deductions..............................    7
   Tax-Free Exchanges..................................    9
   Investment Advisory Fees............................
   Contacting the Company..............................    9


EXPENSE TABLES.........................................   10
   Contract Owner Transaction Expenses.................   10
   Periodic Expenses...................................   10
   Optional Rider Expenses.............................   10
   Example.............................................   11

CONDENSED FINANCIAL INFORMATION........................   11

INFORMATION ABOUT THE COMPANY, THE SEPARATE ACCOUNT,
   AND THE FUNDS.......................................   11
   Security Benefit Life Insurance Company.............   11
   Published Ratings...................................   11
   Separate Account....................................   12
   Underlying Funds....................................   12


THE CONTRACT...........................................   13
   General.............................................   13
   Application for a Contract..........................   14
   Optional Riders.....................................   14

   6% Dollar for Dollar Guaranteed Minimum Income
     Benefit...........................................   14
   Return of Premium Death Benefit.....................   16
   Extra Credit........................................   17
   Purchase Payments...................................   18
   Allocation of Purchase Payments.....................   18
   Dollar Cost Averaging Option........................   18
   Asset Reallocation Option...........................   19
   Transfers of Contract Value.........................   20
   Contract Value......................................   22
   Determination of Contract Value.....................   22
   Cut-Off Times.......................................   23
   Full and Partial Withdrawals........................   23
   Systematic Withdrawals..............................   24
   Free-Look Right.....................................   25
   Death Benefit.......................................   25
   Distribution Requirements...........................   25
   Death of the Annuitant..............................   26

CHARGES AND DEDUCTIONS.................................   26
   Contingent Deferred Sales Charge....................   26
   Mortality and Expense Risk Charge...................   27
   Administration Charge...............................   27
   Premium Tax Charge..................................   27
   Other Charges.......................................   27
   Variations in Charges...............................   28
   Optional Rider Charges..............................   28
   Guarantee of Certain Charges........................   29
   Underlying Fund Expenses............................   29

ANNUITY PERIOD.........................................   29
   General.............................................   29
   Annuity Options.....................................   30
   Selection of an Option..............................   31

MORE ABOUT THE CONTRACT................................   31
   Ownership...........................................   31
   Designation and Change of Beneficiary...............   32
   Dividends...........................................   32
   Payments from the Separate Account..................   32
   Proof of Age and Survival...........................   32
   Misstatements.......................................   32
   Restrictions on Withdrawals from Qualified Plans....   32
   Restrictions under the Texas
     Optional Retirement Program.......................   33

FEDERAL TAX MATTERS....................................   33
   Introduction........................................   33
   Tax Status of the Company and the Separate Account.. 33 Income Taxation of Annuities in
     General--Non-Qualified Plans......................   34
   Additional Considerations...........................   35
   Qualified Plans.....................................   36
   Other Tax Considerations............................

OTHER INFORMATION......................................   40
   Investment Advisory Fees............................
   Voting of Underlying Fund Shares....................   40
   Substitution of Investments.........................   40
   Changes to Comply with Law and Amendments...........   41
   Reports to Owners...................................   41
   Electronic Privileges...............................   41
   State Variations....................................   42
   Legal Proceedings...................................   42
   Legal Matters.......................................   42
   Sale of the Contract................................   42

PERFORMANCE INFORMATION................................   43

ADDITIONAL INFORMATION.................................   44
   Registration Statement..............................   44

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   Financial Statements................................   44

TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL
   INFORMATION.........................................   44

OBJECTIVES FOR UNDERLYING FUNDS........................   45


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YOU MAY NOT BE ABLE TO PURCHASE THE CONTRACT IN YOUR STATE. YOU SHOULD NOT CONSIDER THIS PROSPECTUS TO BE AN OFFERING IF THE CONTRACT MAY NOT BE LAWFULLY OFFERED IN YOUR STATE. YOU SHOULD ONLY RELY UPON INFORMATION CONTAINED IN THIS PROSPECTUS OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

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DEFINITIONS

     Various terms commonly used in this Prospectus are defined as follows:

     ACCUMULATION UNIT -- A unit of measure used to calculate Contract Value.

     ADMINISTRATIVE OFFICE -- The Annuity Administration Department of the Company, P.O. Box 750497, Topeka, Kansas 66675-0497.

     ANNUITANT -- The person that you designate on whose life annuity payments may be determined. If you designate Joint Annuitants, "Annuitant" means both Annuitants unless otherwise stated.

     ANNUITY -- A series of periodic income payments made by the Company to an Annuitant, Joint Annuitant, or Beneficiary during the period specified in the Annuity Option.

     ANNUITY OPTIONS -- Options under the Contract that prescribe the provisions under which a series of annuity payments are made.

     ANNUITY PERIOD -- The period beginning on the Annuity Start Date during which annuity payments are made.

     ANNUITY START DATE -- The date when annuity payments begin as elected by the Owner.

     ANNUITY UNIT -- A unit of measure used to calculate variable annuity payments under Options 1 through 4, 7 and 8.

     AUTOMATIC INVESTMENT PROGRAM -- A program pursuant to which Purchase Payments are automatically paid from your bank account on a specified day of each month or a salary reduction agreement.


     CONTRACT -- The flexible purchase payment deferred variable annuity contract described in this Prospectus.


     CONTRACT DATE -- The date the Contract begins as shown in your Contract. Annual Contract anniversaries are measured from the Contract Date. It is usually the date that your initial Purchase Payment is credited to the Contract.

     CONTRACT VALUE -- The total value of your Contract as of any Valuation
Date.

     CONTRACT YEAR -- Each twelve-month period measured from the Contract Date.

     CREDIT ENHANCEMENT -- An amount added to Contract Value under the Extra Credit Rider.

     DESIGNATED BENEFICIARY -- The person having the right to the death benefit, if any, payable upon the death of the Owner or the Joint Owner prior to the Annuity Start Date. The Designated Beneficiary is the first person on the following list who, if a natural person, is alive on the date of death of the Owner or the Joint Owner: the Owner; the Joint Owner; the Primary Beneficiary; the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the Owner's Estate.

     GENERAL ACCOUNT -- All assets of the Company other than those allocated to the Separate Account or to any other separate account of the Company.

     OWNER -- The person entitled to the ownership rights under the Contract and in whose name the Contract is issued.

     PARTICIPANT -- A Participant under a Qualified Plan.

     PURCHASE PAYMENT -- An amount paid to the Company as consideration for the Contract.

     SEPARATE ACCOUNT -- The Variable Annuity Account XIV, a separate account of the Company that consists of accounts, referred to as Subaccounts, each of which invests in a corresponding Underlying Fund.

     SUBACCOUNT -- A division of the Separate Account of the Company which invests in a corresponding Underlying Fund.

     UNDERLYING FUND -- A mutual fund or series thereof that serves as an investment vehicle for its corresponding Subaccount.

     VALUATION DATE -- Each date on which the Separate Account is valued, which currently includes each day that the New York Stock Exchange is open for trading. The New York Stock Exchange is closed on weekends and on observation of the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

     VALUATION PERIOD -- A period used in measuring the investment experience of each Subaccount of the Separate Account. The Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date.

     WITHDRAWAL VALUE -- The amount you will receive upon full withdrawal of the Contract. It is equal to Contract Value less any applicable withdrawal charges and any uncollected premium taxes. If the Extra Credit Rider is in effect, Contract Value will also be reduced by any Credit Enhancements that have not yet vested. The Withdrawal Value during the Annuity Period for variable annuity payments (or a combination of variable and fixed annuity payments) under Option 7 is the present value of future annuity payments commuted at the assumed interest rate, less any applicable withdrawal charges and any uncollected premium taxes.

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SUMMARY


     This summary provides a brief overview of the more significant aspects of the Contract. Further detail is provided in this Prospectus and the Statement of Additional Information.

PURPOSE OF THE CONTRACT -- The Contract is designed to give you flexibility in planning for retirement and other financial goals.


     You may purchase the Contract as a non-tax qualified retirement plan for an individual ("Non-Qualified Plan"). You may also purchase the Contract, on an individual basis, in connection with a retirement plan qualified under Section 402A, 403(b), 408, or 408A of the Internal Revenue Code of 1986, as amended ("Qualified Plan"). Please see the discussion under "The Contract" for more detailed information.

SELECTION OF WITHDRAWAL CHARGE SCHEDULE -- When you purchase the Contract, you must select either a 0-year or 5-year withdrawal charge schedule. Whether we assess a contingent deferred sales charge (which may also be referred to as a "withdrawal charge") or a mortality and expense risk charge will depend on the schedule that you select.

o Under the 5-year schedule, we may deduct a withdrawal charge of up to 5% if you withdraw Contract Value during the first 5 years after you make a Purchase Payment. We will not assess any mortality and expense risk charge (although a mortality and expense risk charge may apply during the Annuity Period).

o Under the 0-year schedule, we will not deduct any withdrawal charge if you withdraw Contract Value. However, we will assess a daily mortality and expense risk charge of 0.20%, on an annual basis, of each Subaccount's average daily net assets (a different mortality and expense risk charge may apply during the Annuity Period).

     PLEASE TALK TO YOUR SALES REPRESENTATIVE ABOUT WHICH WITHDRAWAL CHARGE SCHEDULE MAY BE MOST APPROPRIATE FOR YOU, TAKING INTO ACCOUNT FACTORS SUCH AS YOUR INVESTMENT TIME HORIZON, LIQUIDITY NEEDS, AND HOW YOU INTEND TO USE THE CONTRACT. YOU MAY NOT CHANGE THE WITHDRAWAL CHARGE SCHEDULE AFTER THE CONTRACT HAS BEEN ISSUED.


     If you do not select a withdrawal charge schedule, we will consider your application to be incomplete. This means that we will hold your Purchase Payment in our General Account and will notify you that we do not have the necessary information to issue a Contract and apply the Purchase Payment to your Contract. Please see "Purchase Payments" for more information about our process for handling incomplete applications.



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THE SEPARATE ACCOUNT AND THE FUNDS -- The Separate Account is currently divided into accounts, each referred to as a Subaccount. See "Separate Account." Each Subaccount invests exclusively in shares of an Underlying Fund, each of which has a different investment objective and policies. The Subaccounts currently available under the contract are as follows:


o        AIM V.I. Capital Appreciation
o        AIM V.I. International Growth
o        AIM V.I. Mid Cap Core Equity
o        Direxion Dynamic VP HY Bond
o        Dreyfus VIF International Value
o        Federated High Income Bond II
o        Federated Fund for U.S. Government Securities II
o        Fidelity(R) VIP Contrafund(R)
o        Fidelity(R) VIP Growth Opportunities
o        Fidelity(R) VIP Index 500
o        Fidelity(R) VIP Investment-Grade Bond
o        Neuberger Berman AMT Guardian
o        Neuberger Berman AMT Partners
o        Oppenheimer Main Street Small Cap Fund(R)/VA
o        PIMCO VIT Low Duration
o        PIMCO VIT Real Return
o        PIMCO VIT StocksPLUS(R) Growth & Income
o        PIMCO VIT Total Return
o        RVT CLS AdvisorOne Amerigo
o        RVT CLS AdvisorOne Berolina
o        RVT CLS AdvisorOne Clermont
o        Rydex VT Absolute Return Strategies
o        Rydex VT Banking
o        Rydex VT Basic Materials
o        Rydex VT Biotechnology
o        Rydex VT Commodities
o        Rydex VT Consumer Products
o        Rydex VT Dynamic Dow
o        Rydex VT Dynamic OTC
o        Rydex VT Dynamic Russell 2000(R)
o        Rydex VT Dynamic S&P 500
o        Rydex VT Dynamic Strengthening Dollar
o        Rydex VT Dynamic Weakening Dollar
o        Rydex VT Electronics
o        Rydex VT Energy
o        Rydex VT Energy Services
o        Rydex VT EP Aggressive
o        Rydex VT EP Conservative
o        Rydex VT EP Moderate
o        Rydex VT Europe Advantage
o        Rydex VT Financial Services
o        Rydex VT Government Long Bond Advantage
o        Rydex VT Health Care
o        Rydex VT Hedged Equity
o        Rydex VT Internet
o        Rydex VT Inverse Dynamic Dow
o        Rydex VT Inverse Government Long Bond
o        Rydex VT Inverse Mid Cap
o        Rydex VT Inverse OTC
o        Rydex VT Inverse Russell 2000(R)
o        Rydex VT Inverse S&P 500
o        Rydex VT Japan Advantage
o        Rydex VT Large Cap Growth
o        Rydex VT Large Cap Value
o        Rydex VT Leisure
o        Rydex VT Mid Cap Advantage
o        Rydex VT Mid Cap Growth
o        Rydex VT Mid Cap Value
o        Rydex VT Multi-Cap Core Equity
o        Rydex VT Nova
o        Rydex VT OTC
o        Rydex VT Precious Metals
o        Rydex VT Real Estate
o        Rydex VT Retailing
o        Rydex VT Russell 2000(R) Advantage
o        Rydex VT Sector Rotation
o        Rydex VT Small Cap Growth
o        Rydex VT Small Cap Value


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o        Rydex VT Technology
o        Rydex VT Telecommunications
o        Rydex VT Transportation
o        Rydex VT U.S. Government Money Market
o        Rydex VT Utilities
o        SBL Global
o        SBL Small Cap Value
o        Van Kampen LIT Government
o        Wells Fargo Advantage Opportunity VT


You may allocate your Purchase Payments and Contract Value among the available Subaccounts. Amounts that you allocate to the Subaccounts will increase or decrease in dollar value depending on the investment performance of the Underlying Fund in which such Subaccount invests. You bear the investment risk for amounts allocated to a Subaccount.

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PURCHASE PAYMENTS -- Your initial Purchase Payment must be at least $50,000. Thereafter, you may choose the amount and frequency of Purchase Payments, except that the minimum subsequent Purchase Payment is $500 ($50 under an Automatic Investment Program). See "Purchase Payments."


CONTRACT BENEFITS -- You may transfer Contract Value among the Subaccounts, subject to certain restrictions as described in "The Contract."

     At any time before the Annuity Start Date, you may surrender a Contract for its Withdrawal Value, and may make partial withdrawals, including systematic withdrawals, from Contract Value. See "Full and Partial Withdrawals" and "Federal Tax Matters" for more information about withdrawals, including the 10% penalty tax that may be imposed upon full and partial withdrawals (including systematic withdrawals) made prior to the Owner attaining age 59 1/2.

     The Contract provides for a death benefit upon the death of the Owner prior to the Annuity Start Date. See "Death Benefit" for more information. The Contract provides for several Annuity Options on either a variable basis, a fixed basis, or both. The Company guarantees annuity payments under the fixed Annuity Options. See "Annuity Period."

OPTIONAL RIDERS -- Upon your application for the Contract, you may select one or more of the following riders:

o        6% Dollar for Dollar Guaranteed Minimum Income Benefit;

o        Return of Premium Death Benefit;*

o        Extra Credit at 3%.

*Provides a death benefit.

The Company makes each rider available only at issue, except the 6% Dollar for Dollar Guaranteed Minimum Income Benefit Rider, which is also available for purchase on a Contract Anniversary. You cannot change or cancel the rider(s) that you select after they are issued. A RIDER MAY NOT BE AVAILABLE IN ALL STATES. See the detailed description of each rider under "Optional Riders."

     The amount of each rider charge is equal to a percentage, on an annual basis, of your Contract Value. See "Optional Rider Charges."

FREE-LOOK RIGHT -- You may return the Contract within the Free-Look Period, which is generally a ten-day period beginning when you receive the Contract. In this event, the Company will refund to you as of the Valuation Date on which we receive your Contract any Contract Value, plus any charges deducted from such Contract Value, less the Contract Value attributable to any Credit Enhancements. Because the Company will deduct the current value of any Credit Enhancements from the amount of Contract Value refunded to you, the Company will bear the investment risk associated with Credit Enhancements during the Free-Look Period.

     Some states' laws require us to refund your Purchase Payments instead of your Contract Value. If your Contract is delivered in one of those states and you return your Contract during the Free-Look Period, the Company will refund Purchase Payments (not including any Credit Enhancements) allocated to the Subaccounts rather than Contract Value.

CHARGES AND DEDUCTIONS -- The Company does not deduct sales load from Purchase Payments before allocating them to your Contract Value. Certain charges will be deducted in connection with the Contract as described below.

     CONTINGENT DEFERRED SALES CHARGE. You must select a 0-year or 5-year withdrawal charge schedule when you purchase the Contract. Whether we assess a contingent deferred sales charge (which may also be referred to as a "withdrawal charge") and a mortality and expense risk charge will depend on the schedule that you select. You may not change the withdrawal charge schedule after the Contract has been issued. Please see the discussion under "Mortality and Expense Risk Charge" below.


     If you select the 5-year schedule and you withdraw Contract Value, the Company will deduct any applicable withdrawal charge. Any withdrawal charge will be waived on withdrawals to the extent that total withdrawals in a Contract Year, including systematic withdrawals, do not exceed the Free Withdrawal amount. The Free Withdrawal amount is equal in the first Contract Year to 10% of Purchase Payments, excluding any Credit Enhancements, made during the year and, in any subsequent Contract Year, to 10% of Contract Value as

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of the first Valuation Date of that Contract Year. The withdrawal charge applies to the portion of any withdrawal consisting of the Purchase Payments that exceed the Free Withdrawal amount. Purchase Payments do not include Credit Enhancements for the purpose of calculating the withdrawal charge. The amount of the charge will depend on how long your Purchase Payments have been held under the Contract.


     Each Purchase Payment is considered to have a certain "age," depending on the length of time since the Purchase Payment was effective. A Purchase Payment is "age one" in the year beginning on the date the Purchase Payment is applied by the Company and increases in age each year thereafter. The withdrawal charge is calculated according to the applicable schedule below (as selected at the time of application for the Contract):

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       0-YEAR SCHEDULE                5-YEAR SCHEDULE
----------------------------------------------------------
   PURCHASE      WITHDRAWAL     PURCHASE     WITHDRAWAL
  PAYMENT AGE                  PAYMENT AGE
  (IN YEARS)       CHARGE      (IN YEARS)      CHARGE
----------------------------------------------------------
  0 and over         0%             1            5%
                                    2            4%
                                    3            3%
                                    4            2%
                                    5            1%
                               6 and over        0%
==========================================================

     The amount of total withdrawal charges assessed against your Contract will never exceed 5% of Purchase Payments paid under the Contract if you select the 5-year schedule and will not be assessed if you select the 0-year schedule. In addition, no withdrawal charge will be assessed upon: (1) payment of death benefit proceeds, (2) annuity payments under options that provide for payments for life, or a period of at least seven years, or (3) withdrawals made to pay the fees of your registered investment adviser, provided that your adviser has entered into a variable annuity adviser agreement with the Company. See "Contingent Deferred Sales Charge."

     MORTALITY AND EXPENSE RISK CHARGE. The Company may deduct a charge for mortality and expense risks assumed by the Company under the Contract, depending on the withdrawal charge schedule you have selected. Any mortality and expense risk charge is deducted daily and is equal to the applicable percentage below, on an annual basis, of each Subaccount's average daily net assets:


WITHDRAWAL CHARGE SCHEDULE             ANNUAL MORTALITY
                                      AND EXPENSE RISK
                                            CHARGE


5-Year Schedule.....................          None
0-Year Schedule......................         0.20%


         We also deduct a mortality and expense risk charge during the Annuity Period in the amount of 0.30%, on an annual basis in lieu of the amounts above and regardless of the withdrawal charge schedule selected. See "Mortality and Expense Risk Charge."

     OPTIONAL RIDER CHARGES. The Company deducts a monthly charge from Contract Value for certain riders that may be elected by the Owner. The Company will deduct the monthly rider charge from Contract Value beginning on the Contract Date and ending on the Annuity Start Date. The charge for the Extra Credit Rider, however, is deducted only during the seven-year period beginning on the Contract Date.


     The amount of each rider charge is equal to a percentage, on an annual basis, of your Contract Value. See "Optional Rider Charges" For more information, including the specific charge applicable to each optional rider.

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                                        8

     ADMINISTRATION CHARGE. The Company deducts a daily administration charge equal to an annual rate of each Subaccount's average daily net assets. The charge for each of the Subaccounts currently offered through this prospectus is 0.25%, and the Company guarantees that this charge will not increase for these Subaccounts; however, the amount of this charge may be higher for Subaccounts that the Company adds in the future. See "Administration Charge."


     PREMIUM TAX CHARGE. The Company assesses a premium tax charge to reimburse itself for any premium taxes that it incurs with respect to this Contract. This charge will usually be deducted on the Annuity Start Date or upon a full or partial withdrawal if a premium tax was incurred by the Company and is not refundable. In Maine, the Company deducts the premium tax from Purchase Payments applied to a Non-Qualified Plan. The Company reserves the right to deduct such taxes when due or anytime thereafter. Premium tax rates currently range from 0% to 3.5%. See "Premium Tax Charge."

     OTHER EXPENSES. Investment advisory fees and operating expenses of each Underlying Fund are paid by the Underlying Fund and are reflected in the net asset value of its shares. The Owner indirectly bears a pro rata portion of such fees and expenses. See the prospectus for each Underlying Fund for more information about Underlying Fund expenses.

     The Company may charge the Separate Account or the Subaccounts for the federal, state, or local taxes incurred by the Company that are attributable to the Separate Account or the Subaccounts, or to the operations of the Company with respect to the Contract, or that are attributable to payment of premiums or acquisition costs under the Contract. No such charge is currently assessed. See "Tax Status of the Company and the Separate Account" and "Charge for the Company's Taxes."

TAX-FREE EXCHANGES -- You can generally exchange one contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this Prospectus, you might have to pay a withdrawal charge and tax, including a possible penalty tax, on your old contract, there may be a new withdrawal charge period for this Contract, other charges may be higher (or lower) and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract. If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

CONTACTING THE COMPANY -- You should direct all written requests, notices, and forms required by the Contract, and any questions or inquiries to the Company, P.O. Box 750497, Topeka, Kansas 66675-0497 or by phone by calling (785) 438-3000 or 1-800-888-2461.

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                                        9

--------------------------------------------------------------------------------

EXPENSE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract.

================================================================================
CONTRACT OWNER TRANSACTION EXPENSES are fees and expenses that you will pay when you purchase the Contract or make withdrawals from the Contract. The information below does not reflect state premium taxes, which may be applicable to your Contract. During the Annuity Period, the Company may impose different fees and expenses not reflected in the following tables or Example. See "Mortality and Expense Risk Charge."

------------------------------------------------------------------------------------------------------------------------------
   Sales Load on Purchase Payments                                                               None
------------------------------------------------------------------------------------------------------------------------------
   Deferred Sales Charge (as a percentage of amount withdrawn attributable to Purchase           5%
   Payments)(1)
------------------------------------------------------------------------------------------------------------------------------
   Transfer Fee (per transfer)                                                                   None
------------------------------------------------------------------------------------------------------------------------------
PERIODIC EXPENSES are fees and expenses that you will pay periodically during the time that you own the Contract, not including fees and expenses of the
Underlying Funds.
------------------------------------------------------------------------------------------------------------------------------
   Separate Account Annual Expenses (as a percentage of average Subaccount daily net assets)        5-Year         0-Year
                                                                                                   Schedule       Schedule
------------------------------------------------------------------------------------------------------------------------------
     Annual Mortality and Expense Risk Charge(2)                                                     0.00%         0.20%
------------------------------------------------------------------------------------------------------------------------------
     Annual Administration Charge(3)                                                                 0.25%         0.25%

     Maximum Annual Charge for Optional Riders(4)                                                    1.25%         1.25%

------------------------------------------------------------------------------------------------------------------------------
     Total Separate Account Annual Expenses                                                          1.50%         1.70%
------------------------------------------------------------------------------------------------------------------------------

1 You must select a 0-year or 5-year withdrawal charge schedule at the time you purchase the Contract. If you purchase the Contract with the 5-year schedule, the amount of the charge is determined by reference to how long your Purchase Payments have been held under the Contract. A free withdrawal is available in each Contract Year equal to (1) 10% of Purchase Payments, excluding any Credit Enhancements, made in the first Contract Year, and (2) 10% of Contract Value as of the first Valuation Date of the Contract Year in each subsequent Contract Year. If you select the 0-year schedule, the Company will not assess a withdrawal charge. See "Full and Partial Withdrawals" and "Contingent Deferred Sales Charge" for more information.

2 Whether or not we deduct a mortality and expense risk charge depends on the withdrawal charge schedule you select when you purchase your Contract. If you purchase a Contract with the 5-year schedule, we do not deduct a mortality and expense risk charge if you purchase a Contract with the 0-year schedule, your mortality and expense risk charge is 0.20% annually. During the Annuity Period, the mortality and expense risk charge is 0.30% in lieu of the amounts described above and regardless of the withdrawal charge schedule selected. See the discussion under "Mortality and Expense Risk Charge."

3 The amount of this charge may differ for Subaccounts that the Company adds in the future.

4 You may select optional riders. If you select one or more of such riders, the charge will be deducted from your Contract Value. (See the applicable rider charges in the table below.) The "Maximum Annual Charge for Optional Riders" assumes that you purchase all available riders for a combined cost of 1.25% annually.
================================================================================

================================================================================
OPTIONAL RIDER EXPENSES (as a percentage of Contract Value)

--------------------------------------------------------------------------------------------
                                                                                Annual
                                                                   Rate(1)   Rider Charge
--------------------------------------------------------------------------------------------
6% Dollar for Dollar Guaranteed Minimum Income Benefit               6%          0.75%
--------------------------------------------------------------------------------------------
Return of Premium Death Benefit                                      ---         0.10%
--------------------------------------------------------------------------------------------
Extra Credit Rider(2)                                                3%          0.40%
============================================================================================

1 Rate refers to the applicable interest rate for the 6% Dollar for Dollar Guaranteed Minimum Income Benefit Rider and the Credit Enhancement rate for the Extra Credit Rider.

2 The Company will deduct the charge for this rider during the seven-year period beginning on the Contract Date.


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                                        10

The table below shows the minimum and maximum total operating expenses charged by the Underlying Funds. You will pay the expenses of the Underlying Funds corresponding to the Subaccounts in which you invest during the time that you own the Contract. More detail concerning each Underlying Fund's fees and expenses is contained in its prospectus.

=============================================================
                                    MINIMUM       MAXIMUM
-------------------------------------------------------------
Total Annual Underlying Fund         0.35%         5.11%
Operating Expenses(1)
-------------------------------------------------------------
 1 Expenses deducted from Underlying Fund assets include management fees, distribution (12b-1) fees, service fees and other expenses. The maximum expenses above represent the total annual operating expenses of that Underlying Fund with the highest total operating expenses for the period ended December 31, 2005, and the minimum expenses represent the total annual operating expenses of that Underlying Fund with the lowest total operating expenses for the period ended December 31, 2005.
=============================================================

EXAMPLE -- This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, separate account annual expenses (including the maximum rider charge) and Underlying Fund fees and expenses but do not include state premium taxes, which may be applicable to your Contract.

     The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expense of the Contract and any of the Underlying Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

=============================================================
                                 5-YEAR CDSC SCHEDULE
-------------------------------------------------------------
                             1        3       5        10
                            YEAR    YEARS   YEARS    YEARS
-------------------------------------------------------------
If you surrender your      $1,102   $2,195  $3,258   $6,102
Contract at the end of
the applicable time
period
-------------------------------------------------------------
If you do not surrender      $656   $1,936  $3,175   $6,102
or you annuitize your
Contract
=============================================================

=============================================================
                                 0-YEAR CDSC SCHEDULE
-------------------------------------------------------------
                             1        3       5        10
                            YEAR    YEARS   YEARS    YEARS
-------------------------------------------------------------
If you surrender your        $675   $1,988  $3,254   $6,224
Contract at the end of
the applicable time
period
-------------------------------------------------------------
If you do not surrender      $675   $1,988  $3,254   $6,224
or you annuitize your
Contract
=============================================================

CONDENSED FINANCIAL INFORMATION


Because no Contract had been sold as of December 31, 2006, accumulation unit values and ending accumulation units outstanding for the Subaccounts have not been provided.


INFORMATION ABOUT THE COMPANY, THE SEPARATE ACCOUNT, AND THE FUNDS

SECURITY BENEFIT LIFE INSURANCE COMPANY -- The Company is a life insurance company organized under the laws of the State of Kansas. It was organized originally as a fraternal benefit society and commenced business February 22, 1892. It became a mutual life insurance company under its present name on January 2, 1950.

     On July 31, 1998, the Company converted from a mutual life insurance company to a stock life insurance company ultimately controlled by Security Benefit Mutual Holding Company, a Kansas mutual holding company. Membership interests of persons who were Owners as of July 31, 1998 became membership interests in Security Benefit Mutual Holding Company as of that date, and persons who acquire policies from the Company after that date automatically become members in the mutual holding company.


     The Company offers life insurance policies and annuity contracts, as well as financial and retirement services. It is admitted to do business in the District of Columbia, and in all states except New York. As of the end of 2006, the Company had total assets of approximately $12.7billion. Together with its affiliates, the Company has total funds under management of approximately $18.6 billion.


PUBLISHED RATINGS -- The Company may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A. M. Best Company and Standard & Poor's. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company and should not be considered as bearing on the investment performance of assets held in the Separate Account. Each year A. M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of the Company as measured by Standard & Poor's Insurance Ratings Services may be referred to in advertisements or sales literature or in

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                                        11
reports to Owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

SEPARATE ACCOUNT -- The Company established the Separate Account under Kansas law on June 26, 2000. The Contract provides that the income, gains, or losses of the Separate Account, whether or not realized, are credited to or charged against the assets of the Separate Account without regard to other income, gains, or losses of the Company. Kansas law provides that assets in a separate account attributable to the reserves and other liabilities under a contract may not be charged with liabilities arising from any other business that the insurance company conducts if, and to the extent the contract so provides. The Contract contains a provision stating that assets held in the Separate Account may not be charged with liabilities arising from other business that the Company conducts. The Company owns the assets in the Separate Account and is required to maintain sufficient assets in the Separate Account to meet all Separate Account obligations under the Contract. The Company may transfer to its General Account assets that exceed anticipated obligations of the Separate Account. All obligations arising under the Contract are general corporate obligations of the Company. The Company may invest its own assets in the Separate Account for other purposes, but not to support contracts other than variable annuity contracts, and may accumulate in the Separate Account proceeds from Contract charges and investment results applicable to those assets.

     The Contract provides that the income, gains and losses, whether or not realized, are credited to, or charged against, the assets of each Subaccount without regard to the income, gains or losses in the other Subaccounts. Each Subaccount invests exclusively in shares of a corresponding Underlying Fund. The Company may in the future establish additional Subaccounts of the Separate Account, which may invest in other Underlying Funds or in other securities or investment vehicles. See "Substitution of Investments."

     The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the SEC does not involve supervision by the SEC of the administration or investment practices of the Separate Account or of the Company.

UNDERLYING FUNDS -- Each Underlying Fund is an open-end management investment company of the series type and is registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of the Underlying Funds. Each Underlying Fund pursues different investment objectives and policies.

     Shares of the Underlying Funds currently are not publicly traded mutual funds. They are available only as investment options in variable annuity or variable life insurance policies issued by life insurance companies or in some cases, through participation in certain qualified pension or retirement plans. Certain Underlying Funds have similar investment objectives and policies to other mutual funds managed by the same adviser. The investment results of the Underlying Funds, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Underlying Funds will be comparable to the investment results of any other fund, even if both the Underlying Fund and the other fund are managed by the same adviser.

     Because the Underlying Funds may serve as investment vehicles for both variable life insurance policies and variable annuity contracts ("mixed funding") and shares of the Underlying Funds also may be sold to separate accounts of other insurance companies ("shared funding"), material conflicts could occur. The Company currently does not foresee any disadvantages to Owners arising from either mixed or shared funding; however, due to differences in tax treatment or other considerations, it is possible that the interests of Owners of various contracts for which the Underlying Funds serve as investment media might at some time be in conflict. However, the Company, each Underlying Fund's Board of Directors, and any other insurance companies that participate in the Underlying Funds are required to monitor events in order to identify any material conflicts that arise from mixed and/or shared funding. If such a conflict were to occur, the Company would take steps necessary to protect Owners including withdrawal of the Separate Account from participation in the Underlying Fund(s) involved in the conflict. This might force the Underlying Fund to sell securities at disadvantageous prices.

     The investment objective of each of the Underlying Funds is set forth at the end of this Prospectus. We cannot assure that any Underlying Fund will achieve its objective. More detailed information is contained in the prospectus of each Underlying Fund, including information on the risks associated with its investments and investment techniques.

     PROSPECTUSES FOR THE UNDERLYING FUNDS SHOULD BE CAREFULLY READ IN CONJUNCTION WITH THIS PROSPECTUS BEFORE INVESTING. YOU MAY OBTAIN PROSPECTUSES FOR THE UNDERLYING FUNDS BY CONTACTING THE COMPANY.

     ADMINISTRATIVE, MARKETING, AND SUPPORT SERVICE PAYMENTS. The Company (and its affiliates) may receive payments from the Underlying Funds, their advisers, sub-advisers, and distributors, or affiliates thereof, in consideration for distribution, administrative, marketing, and other services the Company (or its affiliates) provides. The Company negotiates these payments and thus they differ by Underlying Fund (sometimes substantially), and the amounts the Company (or its affiliates) receive may be significant.

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                                        12

Making these payments may provide an adviser, sub-adviser, or distributor (or affiliate thereof) with increased access to the Company and its affiliates involved in the distribution of the Contract. Proceeds from these payments may be used for any corporate purpose, including payment of expenses that the Company and its affiliates incur in promoting, issuing, distributing, and administering the Contract.

     12B-1 FEES AND INVESTOR SERVICES FEES. The Company and/or its affiliate, Security Distributors, Inc. ("SDI"), the principal underwriter for the Contract, receive 12b-1 fees or investor services fees from certain of the Underlying Funds, their advisers, sub-advisers, and distributors, or affiliates thereof that are based on a percentage of the average daily net assets of the particular Underlying Fund attributable to the Contract and certain other variable insurance contracts issued or administered by the Company (or its affiliates). Rule 12b-1 fees and investor services fees are paid out of Underlying Fund assets as part of the Underlying Fund's total annual underlying fund operating expenses. Payments made out of Underlying Fund assets will reduce the amount of assets that you otherwise would have available for investment, and will reduce the return on your investment. The Company and SDI anticipate they will receive 12b-1 fees or investor services fees ranging from 0% to 0.25% of the average net assets of the Contract invested in the Underlying Fund on an annual basis.

     ADMINISTRATIVE PAYMENTS. The Company (or its affiliates) also receives from the investment advisers, sub-advisers, or distributors (or affiliates thereof) of certain of the Underlying Funds (including affiliated Underlying Funds) a servicing fee for administrative and other services the Company (or its affiliates) provides relating to Separate Account operations. These payments usually are based on a percentage of the average daily net assets of the particular Underlying Fund attributable to the Contract and to certain other variable insurance contracts issued or administered by the Company (or its affiliates). Payments of fees under these agreements do not increase the fees or expenses paid by the Underlying Funds or their shareholders. The Company and its affiliates anticipate they will receive administrative payments that range from 0.00% to 0.60% of the average net assets of the Contract invested in the Underlying Fund on an annual basis. The Company may also receive a servicing fee from certain of the investment advisers, sub-advisers, or distributors (or affiliates thereof) of certain of the Underlying Funds that is a pre-determined fee and not based on the average net assets of the Contract invested in the Underlying Fund.

     OTHER PAYMENTS. An Underlying Fund's adviser, sub-adviser, distributor, or affiliates may provide the Company (or its affiliates) and/or broker-dealers that sell the Contract ("selling firms") with wholesaling services to assist the Company in the distribution of the Contract, may pay the Company (or its affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may provide the Company (or its affiliates) and/or selling firms with occasional gifts, meals, tickets, or other compensation as an incentive to market the Underlying Funds and to cooperate with their promotional efforts.

     For details about the compensation payments the Company makes in connection with the sale of the Contract, see "Sale of the Contract."

     TOTAL PAYMENTS. The Company and its affiliates, including SDI, anticipate they will receive payments from the Underlying Funds, their advisers, sub-advisers, and distributors, or affiliates thereof, in the form of 12b-1 fees, investor services fees and/or administrative payments that range in total from 0.25% to a maximum of 0.60% of the average net assets of the Contract invested in the Underlying Funds on an annual basis. This does not include the arrangements with certain of the investment advisers, sub-advisers, or distributors (or affiliates thereof) of certain of the Underlying Funds in which the payment is not based on the average net assets of the Contract invested in the Underlying Fund. Please see the Statement of Additional Information for more detailed information on such payments.

     SELECTION OF UNDERLYING FUNDS. The Company selects the Underlying Funds offered through the Contract based on several criteria, including asset class coverage, the strength of the investment adviser's (or sub-adviser's) reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor the Company considers during the selection process is whether the Underlying Fund, its adviser, its sub-adviser, or an affiliate will compensate the Company for providing administrative, marketing, and support services, as described above. The Company also considers whether the Underlying Fund's adviser is one of its affiliates, and whether the Underlying Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Contract. The Company reviews each Underlying Fund periodically after it is selected. Upon review, the Company may remove an Underlying Fund or restrict allocation of additional purchase payments and/or transfers of Contract Value to an Underlying Fund if it determines the Underlying Fund no longer meets one or more of the criteria and/or if the Underlying Fund has not attracted significant contract owner assets. The Company does not recommend or endorse any particular Underlying Fund, and does not provide investment advice.

THE CONTRACT

GENERAL -- The Company issues the Contract offered by this Prospectus. It is a flexible purchase payment deferred variable annuity. The Contract is significantly different from a fixed annuity contract in that it is the Owner under a Contract who assumes the risk of investment gain or loss rather than the Company. When


--------------------------------------------------------------------------------
                                        13
you are ready to begin receiving annuity payments, the Contract provides several Annuity Options under which the Company will pay periodic annuity payments on a variable basis, a fixed basis or both, beginning on the Annuity Start Date. The amount that will be available for annuity payments will depend on the investment performance of the Subaccounts to which you have allocated Purchase Payments.

     The Contract is available for purchase by an individual as a non-tax qualified retirement plan ("Non-Qualified Plan"). The Contract is also eligible for purchase in connection with certain tax qualified retirement plans that meet the requirements of Section 402A, 403(b), 408, or 408A of the Internal Revenue Code ("Qualified Plan"). Certain federal tax advantages are currently available to retirement plans that qualify as (1) annuity purchase plans of public school systems and certain tax-exempt organizations under Section 403(b), or (2) traditional and Roth individual retirement accounts or annuities, including traditional IRAs established by an employer under a simplified employee pension plan, or a SIMPLE IRA plan, under Section 408. Joint Owners are permitted only on a Contract issued pursuant to a Non-Qualified Plan. If you are purchasing the contract as an investment vehicle for a Section 402A, 403(b), 408 or 408A Qualified Plan, you should consider that the Contract does not provide any additional tax advantages beyond those already available through the Qualified Plan. However, the Contract does offer features and benefits in addition to providing tax deferral that other investments may not offer, including death benefit protection for your beneficiaries and annuity options which guarantee income for life. You should consult with your financial professional as to whether the overall benefits and costs of the Contract are appropriate considering your circumstances.

APPLICATION FOR A CONTRACT -- If you wish to purchase a Contract, you may submit an application and an initial Purchase Payment to the Company, as well as any other form or information that the Company may require. The Company reserves the right to reject an application or Purchase Payment for any reason, subject to the Company's underwriting standards and guidelines and any applicable state or federal law relating to nondiscrimination.

     The maximum age of an Owner or Annuitant for which a Contract will be issued is age 90. If there are Joint Owners or Annuitants, the maximum issue age will be determined by reference to the older Owner or Annuitant.

OPTIONAL RIDERS -- Upon your application for the Contract, you may select one or more of the following riders:

o        6% Dollar for Dollar Guaranteed Minimum Income Benefit;

o        Return of Premium Death Benefit;*

o        Extra Credit at 3%.

*Provides a death benefit.

The Company makes each rider available only at issue, except the 6% Dollar for Dollar Guaranteed Minimum Income Benefit Rider, which is also available for purchase on a Contract Anniversary. You cannot change or cancel the rider(s) that you select after they are issued. A RIDER MAY NOT BE AVAILABLE IN ALL STATES. See the detailed description of each rider below.

6% DOLLAR FOR DOLLAR GUARANTEED MINIMUM INCOME BENEFIT -- Under this rider, we provide a future "safety net" by offering you the ability to receive guaranteed minimum fixed annuity payments when you annuitize. This means you will know the level of minimum income that will be available to you upon annuitization (the "Guaranteed Minimum Income Benefit"), regardless of fluctuating market conditions (and assuming you make withdrawals within a specified amount, as discussed below).

     There are several important points for you to consider before purchasing the 6% Dollar for Dollar Guaranteed Minimum Income Benefit rider:

o There is a ten-year waiting period before you can apply the Guaranteed Minimum Income Benefit to Annuity Payments. This rider may not be appropriate for you if you want to annuitize sooner or if you are over age 60 at issue and will be required to annuitize the Contract at age 70 1/2 to meet federal minimum distribution requirements for Qualified Plans.

o Because the annuity rates under the 6% Dollar for Dollar Guaranteed Minimum Income Benefit rider are based on conservative actuarial factors, the amount of lifetime income that the riders guarantee may be less than the amount of income that would be provided by applying your proceeds under the Contract to then-current annuity rates for the same Annuity Option. However, when you annuitize you are not required to apply the Guaranteed Minimum Income Benefit to receive Annuity Payments, and may instead apply your proceeds under the Contract to an Annuity Option at our then-current annuity rates.


o Because you are not required to use the 6% Dollar for Dollar Guaranteed Minimum Income Benefit rider to receive Annuity Payments, and because you may never need to rely upon the Guaranteed Minimum Income Benefit, the benefit should be viewed as a payment "floor." However, we will not refund charges paid for the rider if you do not receive the Guaranteed Minimum Income Benefit. Please consider that you may pay for the rider during the life of the Contract without receiving any of its benefits.



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                                        14

     HOW DO YOU CALCULATE THE GUARANTEED MINIMUM INCOME BENEFIT? The Guaranteed Minimum Income Benefit is equal to:

o Purchase Payments received during the three-year period that starts on the date the rider is issued (including any Credit Enhancements applied in connection with those Purchase Payments), less

o        any premium tax, less
                          ----
o        an adjustment for withdrawals, increased
                                        ---------
o        at an annual effective rate of interest of 6%.

     Note: There are some important points to understand about the interest we credit to the Guaranteed Minimum Income Benefit.

o We take into account the timing of when we receive each Purchase Payment and when you make a withdrawal for purposes of determining when we credit interest under the Guaranteed Minimum Income Benefit calculation.

o We only credit interest until the earlier of: (1) the Annuity Start Date, or (2) the Contract Anniversary following the oldest Annuitant's 80th birthday. This rider may not be appropriate for you if you plan on electing an early Annuity Start Date or if the Annuitant is nearing his or her 80th birthday.

o We credit a maximum rate of 3% for amounts allocated to the Rydex VT U.S. Government Money Market Subaccount; however, you will still pay the full rider charge. You will not receive the benefit of the 6% rate in determining the Guaranteed Minimum Income Benefit for amounts in this Subaccount. We may add new Subaccounts in the future that will earn only the 3% rate in calculating the Guaranteed Minimum Income Benefit. Any such Subaccounts will be disclosed in this Prospectus.

WHAT HAPPENS IF I MAKE WITHDRAWALS? You may withdraw up to a specified amount each Contract Year (the "Annual Limit"), without a proportional reduction in the Guaranteed Minimum Income Benefit.

o This means that when you make a withdrawal that does not exceed the Annual Limit, we only reduce the Guaranteed Minimum Income Benefit as of the date of the withdrawal by the exact dollar amount of the withdrawal (including any applicable withdrawal charges, any Credit Enhancement forfeitures, and any premium tax charges).

The initial Annual Limit is equal to:

o 6% of the initial Purchase Payment (not including any Credit Enhancement) if you purchase this rider when you purchase the Contract.

o    6% of Contract Value if you purchase this rider on a Contract Anniversary.

     The Annual Limit will remain the same each Contract Year unless you make additional Purchase Payments after we issue the rider or withdraw more than the Annual Limit.

     Note: You cannot carry over any portion of the Annual Limit that is not withdrawn during a Contract Year for withdrawal in a future Contract Year.

     WHAT HAPPENS IF I MAKE A WITHDRAWAL THAT EXCEEDS THE ANNUAL LIMIT? If you make a withdrawal in a Contract Year that, on its own or together with other withdrawals in that Contract Year, exceeds the Annual Limit, we will make a proportional reduction in the Guaranteed Minimum Income Benefit with regard to the excess withdrawal.

o This means that when you make a withdrawal that exceeds the Annual Limit, we reduce the Guaranteed Minimum Income Benefit as follows:

>> first by any portion of the withdrawal that does not exceed the Annual Limit (including any applicable withdrawal charges, any Credit Enhancement forfeitures, and any premium tax charges), and

>>       second by a percentage that equals (a) divided by (b), where:
         ------

         a.   is the amount of the withdrawal that exceeds the Annual Limit, and

         b. is the Contract Value immediately prior to the withdrawal, reduced by that portion of the withdrawal, if any, that was not in excess of the Annual Limit.


     Note: This rider may not be appropriate for you if you plan on taking withdrawals in excess of the Annual Limit because such excess withdrawals may significantly reduce or eliminate the value of the Guaranteed Minimum Income Benefit. If you have a qualified contract, you may be required to take minimum distributions from the Contract during your lifetime. If your required minimum distribution amount exceeds your Annual Limit, you will have to withdraw more than the Annual Limit to avoid the imposition of a 50% excise tax, causing a proportional reduction in the Guaranteed Minimum Income Benefit. You should consult a tax adviser before purchasing the Guaranteed Minimum Income Benefit rider with a qualified contract.


     We also will reduce the Annual Limit by a percentage that equals (a) divided by (b), where:

a.   is the amount of the withdrawal that exceeds the Annual Limit, and

b. is the Contract Value immediately prior to the withdrawal, reduced by that portion of the withdrawal, if any, that was not in excess of the Annual Limit.

     The new Annual Limit will be the Annual Limit for all future Contract Years unless you make additional Purchase Payments or again withdraw more than the Annual Limit, which will require us to again adjust the Annual Limit.

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                                        15

     WHAT HAPPENS IF I MAKE PURCHASE PAYMENTS? We will increase the Annual Limit in an amount equal to 6% of any Purchase Payment you make after the rider is issued (not including any Credit Enhancement). Unless made during the first three years after the rider's issue date, we will not increase the Guaranteed Minimum Income Benefit if you make additional Purchase Payments.

     WHAT HAPPENS WHEN I ANNUITIZE? Beginning on the tenth anniversary of the date we issued the rider, you may apply the Guaranteed Minimum Income Benefit, less any applicable premium tax, to purchase a fixed Annuity under:

1. Annuity Option 2,

2. Annuity Option 4B, or

3. the Alternate Benefit, as discussed below.

If you choose Annuity Option 2 or Annuity Option 4B:

o You may purchase a fixed Annuity within the 30-day period following any Contract Anniversary that occurs on or after the 10th anniversary of the purchase date of the rider. This means that if you annuitize before the tenth anniversary, or at any time thereafter other than within the 30-day period following a Contract Anniversary, the Guaranteed Minimum Income Benefit is not available.

o Option 2 provides annuity payments that will be made during the lifetime of the Annuitant with a 10-year period certain.

o Option 4B provides annuity payments that will be made as long as either Annuitant is living with a 10-year period certain.

o We base the annuity rates under the rider for these Options upon the 1983(a) mortality table with mortality improvement under projection scale G and an interest rate of 2%.

o For more information, see the discussion of Option 2 and Option 4B under "Annuity Options."

If you choose the Alternate Benefit:

o THE ALTERNATE BENEFIT IS AVAILABLE ONLY ON THE TENTH ANNIVERSARY OF THE DATE WE ISSUED THE RIDER AND IS NOT AVAILABLE THEREAFTER. You may elect the Alternate Benefit by providing written notice to us within the 30-day period following the tenth anniversary of the date we issued the rider.

o The Alternate Benefit provides for fixed Annuity payments on a monthly, quarterly, semiannual, or annual basis for a period of 15 years. Annuity payments are equal to the amount determined by dividing (a) by (b), where:

     a. is the Guaranteed Minimum Income Benefit on the Annuity Start Date, less any applicable premium tax, and

     b. is the total number of payments, as set forth in the table below (the total number of payments is based upon whether the Owner elects monthly, quarterly, semiannual or annual payments):

========================================
PAYMENT FREQUENCY      TOTAL NUMBER
                        OF PAYMENTS
----------------------------------------
     Monthly                 180
    Quarterly                 60
    Semiannual                30
      Annual                  15
----------------------------------------

     Note: Because payments are made over a specified period rather than for life, we calculate the Alternate Benefit without using annuity rates. The Alternate Benefit represents the return of your Guaranteed Minimum Income Benefit on the Annuity Start Date, less any applicable premium tax, over a period of 15 years without crediting interest on that amount.

o We guarantee that the Alternate Benefit will be at least equal to an amount determined by applying the Guaranteed Minimum Income Benefit on the Annuity Start Date, less any applicable premium tax, to Annuity Option 7 with a 15-year period certain. See the discussion of Option 7 under "Annuity Options."

     ARE THERE AGE RESTRICTIONS ON PURCHASING THIS RIDER? On the date the rider is issued, the Annuitant must be age 79 or younger.

RETURN OF PREMIUM DEATH BENEFIT -- Under this rider, we will pay an enhanced death benefit upon the death of the Owner or any Joint Owner prior to the Annuity Start Date. If the rider is not purchased, the death benefit will be the Contract Value on the Valuation Date we receive due proof of death and instructions regarding payment for each Designated Beneficiary. See the discussion under "Death Benefit."

     HOW DO YOU CALCULATE THE DEATH BENEFIT? On the Valuation Date we receive due proof of death and instructions regarding payment for each Designated Beneficiary, the death benefit equals the greater of:


1. The sum of all Purchase Payments (NOT including any Credit Enhancements) less an adjustment for any withdrawals and withdrawal charges.


     >> In the event of a withdrawal, we reduce the above amount as last adjusted in the same proportion that the withdrawal and any withdrawal charge reduce Contract Value immediately prior to the withdrawal.


2. Contract Value.

See the next question for information on potential reductions in the amount of the death benefit to collect any premium tax due or recapture Credit

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                                        16

Enhancements that were applied within 12 months of the date of the Owner's death.


     WILL THERE BE ANY ADJUSTMENTS TO THE ENHANCED DEATH BENEFIT? We will reduce the death benefit offered under this rider by:

o    any uncollected premium tax; and

o if the Extra Credit Rider was in effect, any Credit Enhancements applied during the 12 months preceding the Owner's date of death (however, if the death benefit is 1 above, we will not reduce the death benefit by any Credit Enhancements).

     Note: If we do not receive due proof of death and instructions regarding payment for each Designated Beneficiary at our Administrative Office within six months of the date of the Owner's death, the death benefit will be the Contract Value on the Valuation Date we receive due proof of death and instructions regarding payment.

     ARE THERE AGE RESTRICTIONS ON PURCHASING THIS RIDER? The Owner and any Joint Owner must be 79 or younger on the Contract Date. See the discussion under "Death Benefit."

EXTRA CREDIT -- Under this rider, we will add a bonus, or "Credit Enhancement," of 3% of each Purchase Payment you make during the first Contract Year to your Contract Value.

     There are several important points for you to consider before purchasing this rider:

o As discussed below, we will recapture all or part of any Credit Enhancement that has not yet vested if you make a full or partial withdrawal.

o We may exclude all or part of any Credit Enhancements from death benefit proceeds. See "Death Benefit" and "Return of Premium Death Benefit."

o You must select an Annuity Start Date that is at least seven years after the effective date of the rider. This rider may not be appropriate for you if you want to annuitize sooner or if you are over age 63 at issue and will be required to annuitize the Contract at age 70 1/2 to meet federal minimum distribution requirements for IRAs.

o We expect to make a profit from the charge for this rider, and we pay for the Credit Enhancements through the rider charge and recapture of Credit Enhancements under the vesting schedule.

o We will allocate any Credit Enhancement among the Subaccounts in the same proportion as your Purchase Payment.

     WHAT HAPPENS IF I RETURN THE CONTRACT? If you exercise your right to return the Contract during the Free-Look period, we will reduce your Contract Value by the value of any Credit Enhancements applied. See "Free-Look Right."

     WHAT HAPPENS IF I MAKE WITHDRAWALS? If you make a full or partial withdrawal, we will recapture all or part of any Credit Enhancement that has not yet "vested." An amount equal to 1/7 of each Credit Enhancement will vest as of each Contract Anniversary and the Credit Enhancement will be fully vested at the end of seven Contract Years.


     We will recapture Credit Enhancements on withdrawals only to the extent that total withdrawals in a Contract Year, including systematic withdrawals, exceed the Free Withdrawal amount available under the Contract. In addition, the Company does not recapture Credit Enhancements on withdrawals made to pay the fees of your registered investment adviser, provided that your adviser has entered into a variable annuity adviser agreement with the Company. See "Contingent Deferred Sales Charge."


     The amount we will recapture upon withdrawal is equal to a percentage of the Credit Enhancement that has not yet vested. As of the date of the withdrawal, this percentage equals:

1. The amount of the withdrawal, including any withdrawal charges, less the Free Withdrawal amount, divided by

2. Contract Value immediately prior to the withdrawal.

     HOW DO I KNOW IF THIS RIDER IS RIGHT FOR ME? The Extra Credit Rider would make sense for you only if:

o you do not expect to make Purchase Payments to the Contract after the first Contract Year, and

o you expect your average annual return (net of expenses of the Contract and the Underlying Funds) to exceed -5.00%.

     This return represents the amount that must be earned each year during the seven-year period beginning on the Contract Date to break even on the rider. The return is net of Contract and Underlying Fund expenses. This means that you would need to earn the amount in the table plus the amount of applicable expenses to break even on the rider.

     The rate of return assumes that all Purchase Payments are made during the first Contract Year when the Credit Enhancement is applied to Purchase Payments. If Purchase Payments are made in subsequent Contract Years, the applicable rider charge will be higher and no offsetting Credit Enhancement will be available. As a result, the rate of return required to break even would be higher.

     What this all means is:

o if your actual returns are greater than the amount set forth above and you make no Purchase Payments after the first Contract Year, you will profit from the purchase of the rider.

o if your actual returns are less, for example, in a down market, or if you make additional Purchase Payments that are not eligible for the Credit

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                                        17

     Enhancement, you will be worse off than if you had not purchased the rider.


o The Internal Revenue Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether the Credit Enhancement feature is consistent with those requirements. Consult a tax advisor before purchasing this rider as part of a Qualified Contract.


     ARE THERE AGE RESTRICTIONS ON PURCHASING THIS RIDER? The Owner must be 80 or younger on the Contract Date.

PURCHASE PAYMENTS -- The minimum initial Purchase Payment for the purchase of a Contract is $50,000. Thereafter, you may choose the amount and frequency of Purchase Payments, except that the minimum subsequent Purchase Payment is $1,000. The minimum subsequent Purchase Payment if you elect an Automatic Investment Program is $500. The Company may reduce the minimum Purchase Payment requirement under certain circumstances. The Company will not accept without prior Company approval aggregate Purchase Payments in an amount that exceeds $2,000,000 under any variable annuity contract(s) issued by the Company for which you are an Owner and/or Joint Owner.

     The Company will apply the initial Purchase Payment not later than the end of the second Valuation Date after the Valuation Date it is received by the Company; provided that the Purchase Payment is preceded or accompanied by an application that contains sufficient information to establish an account and properly credit such Purchase Payment. The application form will be provided by the Company. If you submit your application and/or initial Purchase Payment to your registered representative, the Company will not begin processing the application and initial Purchase Payment until the Company receives them from your representative's broker-dealer. If the Company does not receive a complete application, the Company will hold your Purchase Payment in its General Account and will notify you that it does not have the necessary information to issue a Contract and/or apply the Purchase Payment to your Contract. If you do not provide the necessary information to the Company within five Valuation Dates after the Valuation Date on which the Company first receives the initial Purchase Payment or if the Company determines it cannot otherwise issue the Contract and/or apply the Purchase Payment to your Contract, the Company will return the initial Purchase Payment to you unless you consent to the Company retaining the Purchase Payment until the application is made complete.


     The Company will credit subsequent Purchase Payments as of the end of the Valuation Period in which they are received by the Company at its Administrative Office; however, subsequent Purchase Payments received at or after 3:00 p.m. Central time will be effected at the Accumulation Unit value determined on the following Valuation Date. Purchase Payments after the initial Purchase Payment may be made at any time prior to the Annuity Start Date, so long as the Owner is living. Subsequent Purchase Payments under a Qualified Plan may be limited by the terms of the plan and provisions of the Internal Revenue Code. Subsequent Purchase Payments may be paid under an Automatic Investment Program. The initial Purchase Payment must be paid before the Automatic Investment Program will be accepted by the Company. If you submit a subsequent Purchase Payment to your registered representative, the Company will not begin processing the Purchase Payment until the Company receives it from your representative's broker-dealer.


     If mandated under applicable law, the Company may be required to reject a Purchase Payment. The Company also may be required to provide additional information about an Owner's account to government regulators. In addition, the Company may be required to block an Owner's account and thereby refuse to pay any request for transfers, full or partial withdrawals, or death benefits until instructions are received from the appropriate regulator.

ALLOCATION OF PURCHASE PAYMENTS -- In an application for a Contract, you select the Subaccounts to which Purchase Payments will be allocated. Purchase Payments will be allocated according to your instructions contained in the application or more recent instructions received, if any, except that no Purchase Payment allocation is permitted that would result in less than $25.00 per payment being allocated to any one Subaccount. The allocations may be a whole dollar amount or a whole percentage. Available allocation alternatives include the Subaccounts.

     You may change the Purchase Payment allocation instructions by submitting a proper written request to the Company's Administrative Office. A proper change in allocation instructions will be effective upon receipt by the Company at its Administrative Office and will continue in effect until you submit a change in instructions to the Company. You may make changes in your Purchase Payment allocation and changes to an existing Dollar Cost Averaging or Asset Reallocation Option by telephone provided the proper form is completed, signed, and filed at the Company's Administrative Office. Changes in the allocation of future Purchase Payments have no effect on existing Contract Value. You may, however, transfer Contract Value among the Subaccounts in the manner described in "Transfers of Contract Value."

DOLLAR COST AVERAGING OPTION -- Prior to the Annuity Start Date, you may dollar cost average your Contract Value by authorizing the Company to make periodic transfers of Contract Value from any one Subaccount to one or more of the other Subaccounts. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the

--------------------------------------------------------------------------------
                                        18
securities gets averaged over time and possibly over various market cycles. The option will result in the transfer of Contract Value from one Subaccount to one or more of the other Subaccounts. Amounts transferred under this option will be credited at the price of the Subaccount as of the end of the Valuation Dates on which the transfers are effected. Since the price of a Subaccount's Accumulation Units will vary, the amounts transferred to a Subaccount will result in the crediting of a greater number of units when the price is low and a lesser number of units when the price is high. Similarly, the amounts transferred from a Subaccount will result in a debiting of a greater number of units when the price is low and a lesser number of units when the price is high. Dollar cost averaging does not guarantee profits, nor does it assure that you will not have losses.

     A Dollar Cost Averaging form is available upon request. On the form, you must designate whether Contract Value is to be transferred on the basis of a specific dollar amount, a fixed period or earnings only, the Subaccount or Subaccounts to and from which the transfers will be made, the desired frequency of the transfers, which may be on a monthly, quarterly, semiannual or annual basis, and the length of time during which the transfers shall continue or the total amount to be transferred over time. The minimum amount that may be transferred to any one Subaccount is $25.00. The Company does not require that transfers be continued over any minimum period of time, although typically dollar cost averaging would extend over a period of at least one year.

     After the Company has received a Dollar Cost Averaging Request in proper form at its Administrative Office, the Company will transfer Contract Value in the amounts you designate from the Subaccount from which transfers are to be made to the Subaccount or Subaccounts you have chosen. The Company will effect each transfer on the date you specify or if no date is specified, on the monthly, quarterly, semiannual or annual anniversary, whichever corresponds to the period selected, of the date of receipt at the Administrative Office of a Dollar Cost Averaging Request in proper form. Transfers will be made until the total amount elected has been transferred, or until Contract Value in the Subaccount from which transfers are made has been depleted. Amounts periodically transferred under this option are not included in the 14 transfers per Contract Year that generally are allowed as discussed under "Transfers of Contract Value."

     You may make changes to the option by writing to the Company's Administrative Office or by telephone provided the proper form is completed, signed, and filed at the Company's Administrative Office. You may instruct the Company at any time to terminate the option by written request to the Company's Administrative Office. In that event, the Contract Value in the Subaccount from which transfers were being made that has not been transferred will remain in that Subaccount unless you instruct us otherwise. If you wish to continue transferring on a dollar cost averaging basis after the expiration of the applicable period, the total amount elected has been transferred, or the Subaccount has been depleted, or after the Dollar Cost Averaging Option has been canceled, a new Dollar Cost Averaging Request must be completed and sent to the Administrative Office. The Company requires that you wait at least a month if transfers were made on a monthly basis, a quarter if transfers were made on a quarterly basis, six months if transfers were made on a semiannual basis or one year if transfers were made on an annual basis, before reinstating Dollar Cost Averaging after it has been terminated for any reason. The Company may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time. The Company does not currently charge a fee for this option.

ASSET REALLOCATION OPTION -- Prior to the Annuity Start Date, you may authorize the Company to automatically transfer Contract Value on a monthly, quarterly, semiannual or annual basis to maintain a particular percentage allocation among the Subaccounts. The Contract Value allocated to each Subaccount will grow or decline in value at different rates during the selected period, and Asset Reallocation automatically reallocates the Contract Value in the Subaccounts to the allocation you selected on a monthly, quarterly, semiannual or annual basis, as you select. Asset Reallocation is intended to transfer Contract Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value. Over time, this method of investing may help you buy low and sell high. This investment method does not guarantee profits, nor does it assure that you will not have losses.

     To elect this option an Asset Reallocation Request in proper form must be received by the Company at its Administrative Office. An Asset Reallocation form is available upon request. On the form, you must indicate the applicable Subaccounts, the applicable time period and the percentage of Contract Value to be allocated to each Subaccount.

     Upon receipt of the Asset Reallocation Request, the Company will effect a transfer among the Subaccounts based upon the percentages that you selected. Thereafter, the Company will transfer Contract Value to maintain that allocation on each monthly, quarterly, semiannual or annual anniversary, as applicable, of the date of the Company's receipt of the Asset Reallocation Request in proper form. The amounts transferred will be credited at the price of the Subaccount as of the end of the Valuation Date on which the transfer is effected. Amounts periodically transferred under this option are not included in the 14 transfers per Contract Year that generally are allowed as discussed under "Transfers of Contract Value."

     You may make changes to the option by writing to the Company's Administrative Office or by telephone provided the proper form is completed, signed, and filed at the Company's Administrative Office. You may instruct the Company at any time to terminate this option by

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                                        19
written request to the Company's Administrative Office. In that event, the Contract Value in the Subaccounts that has not been transferred will remain in those Subaccounts regardless of the percentage allocation unless you instruct us otherwise. If you wish to continue Asset Reallocation after it has been canceled, a new Asset Reallocation form must be completed and sent to the Company's Administrative Office. The Company may discontinue, modify, or suspend, and reserves the right to charge a fee for the Asset Reallocation Option at any time. The Company does not currently charge a fee for this option.

TRANSFERS OF CONTRACT VALUE -- You may transfer Contract Value among the Subaccounts upon proper written request to the Company's Administrative Office both before and after the Annuity Start Date. You may make transfers (other than transfers pursuant to the Dollar Cost Averaging and Asset Reallocation Options) by telephone if the Electronic Transfer Privilege section of the application or the proper form has been completed, signed and filed at the Company's Administrative Office. The minimum transfer amount is $500, or the amount remaining in a given Subaccount. The minimum transfer amount does not apply to transfers under the Dollar Cost Averaging or Asset Reallocation Options.


     The Company generally effects transfers between Subaccounts at their respective Accumulation Unit values as of the close of the Valuation Period during which the transfer request is received; however, transfer requests received at or after the cut-off time of 2:00 p.m. Central time (1:00 p.m. Central time for requests that include a transfer in whole or in part to or from the Direxion Dynamic VP HY Bond Subaccount) on any Valuation Date will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times."


     The Company reserves the right to limit the number of transfers to 14 in a Contract Year, although the Company does not limit the frequency of transfers with regard to the RVT CLS AdvisorOne Berolina or Rydex Subaccounts (excluding the Rydex VT Absolute Return Strategies, Rydex VT Commodities, Rydex VT EP Aggressive, Rydex VT EP Conservative, Rydex VT EP Moderate, Rydex VT Hedged Equity, Rydex VT Multi-Cap Core Equity, and Rydex VT Sector Rotation Subaccounts), which are designed for frequent transfers. The Company will so limit your transfers if we determine that you are engaging in a pattern of transfers that is disruptive to the Underlying Funds or potentially disadvantageous to other Owners and Participants with Contract Value allocated to the applicable Subaccount(s) and we believe that suspension of your electronic transfer privileges, as discussed below, does not adequately address your transfer activity. The Company does not assess a transfer fee on transfers.



     FREQUENT TRANSFER RESTRICTIONS. The Contract is not designed for organizations or individuals engaging in a market timing strategy, or making programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the Underlying Fund. These kinds of strategies and transfer activities may disrupt portfolio management of the Underlying Funds in which the Subaccounts invest (such as requiring the Underlying Fund to maintain a high level of cash or causing the Underlying Fund to liquidate investments prematurely to pay withdrawals), hurt Underlying Fund performance, and drive Underlying Fund expenses (such as brokerage and administrative expenses) higher. In addition, because other insurance companies and/or retirement plans may invest in the Underlying Funds, the risk exists that the Underlying Funds may suffer harm from programmed, frequent, or large transfers among subaccounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants. These risks and costs are borne by all shareholders of the affected Underlying Fund, Owners and Participants with Contract Value allocated to the corresponding Subaccount (as well as their Designated Beneficiaries and Annuitants) and long-term investors who do not generate these costs.

     The Company has in place policies and procedures designed to restrict transfers if we determine that you are engaging in a pattern of transfers that is disruptive to the Underlying Funds or potentially disadvantageous to other Owners and Participants with Contract Value allocated to the applicable Subaccount (regardless of the number of previous transfers the Owner or Participant has made during the Contract Year). In making this determination, we monitor transfers among the Subaccounts and consider, among other things, the following factors:

o    the total dollar amount being transferred;

o    the number of transfers you made within the previous 12 months;

o    transfers to and from (or from and to) the same Subaccount;

o whether your transfers appear to follow a pattern designed to take advantage of short-term market fluctuations; and

o whether your transfers appear to be part of a group of transfers made by a third party on behalf of the individual Owners in the group.

     If the Company determines that your transfer patterns among the Subaccounts are disruptive to the Underlying Funds or potentially disadvantageous to Owners and Participants, the Company may send you a letter notifying you that it is prohibiting you from making telephone transfers or other electronic transfers and instead requiring that you submit transfer requests in writing via regular U.S. mail for a specified period beginning on the date of the letter. In addition, if you make a certain number of transfers from a Subaccount followed by a transfer to that Subaccount (or to a

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                                        20

Subaccount followed by a transfer from that Subaccount) ("round trip transfers") during the prior 12-month period (or such shorter period as specified in the chart below), the Company will prohibit further transfers to that Subaccount until such transfer may be made without violating the number of round trip transfers permitted (please see the chart below).

============================================================================================================================
                                                 SUBACCOUNT                                                     NUMBER OF
                                                                                                               ROUND TRIPS
                                                                                                               TRANSFERS*
------------------------------------------------------------------------------------------------------------- --------------
RVT CLS AdvisorOne Berolina; All Rydex Subaccounts, EXCEPT Rydex VT Absolute                                    Unlimited
Return Strategies, Rydex VT Commodities, Rydex VT EP Aggressive, Rydex
VT EP Conservative, Rydex VT EP Moderate, Rydex VT Hedged Equity, Rydex VT
Multi-Cap Core Equity, and Rydex VT Sector Rotation
------------------------------------------------------------------------------------------------------------- --------------
Direxion Dynamic VP HY Bond                                                                                         8
------------------------------------------------------------------------------------------------------------- --------------
Rydex VT Sector Rotation                                                                                            6
------------------------------------------------------------------------------------------------------------- --------------

AIM V.I. Capital Appreciation, PIMCO VIT Real Return, PIMCO VIT Total Return,                                       4
RVT CLS AdvisorOne Amerigo, RVT CLS AdvisorOne Clermont, Rydex VT Absolute
Return Strategies, Rydex VT Commodities, Rydex VT EP Aggressive, Rydex VT EP
Conservative, Rydex VT EP Moderate, Rydex VT Hedged Equity, Rydex VT Multi-Cap
Core Equity, SBL Global, SBL Small Cap Value, Van Kampen LIT Government

------------------------------------------------------------------------------------------------------------- --------------
Wells Fargo Advantage Opportunity VT                                                                                2
------------------------------------------------------------------------------------------------------------- --------------
AIM V.I. International Growth, AIM V.I. Mid Cap Core Equity, Dreyfus VIF                                            1**
International Value, Federated Fund for U.S. Government Securities II,
Federated High Income Bond II, Fidelity VIP Contrafund, Fidelity VIP Growth
Opportunities, Fidelity VIP Index 500, Fidelity Investment Grade Bond, Neuberger
Berman AMT Guardian, Neuberger Berman AMT Partners, Oppenheimer Main Street
Small Cap Fund/VA, PIMCO VIT Low Duration, PIMCO VIT StocksPLUS(R) Growth &
Income, Van Kampen LIT Government
----------------------------------------------------------------------------------------------------------------------------

 *Number of round trip transfers that can be made in any 12-month period before the Company will prohibit further transfers to that Subaccount. Transfers to the Subaccount will be prohibited until such transfer may be made without violating the number of round trip transfers set forth above.

**Number of round trip transfers that can be made in any three month period before the Company will prohibit further transfers to that Subaccount. Transfers to the Subaccount will be prohibited until such transfer may be made without violating the number of round trip transfers set forth above.
================================================================================

     In addition to the Company's own frequent transfer procedures, managers of the Underlying Funds may contact the Company if they believe or suspect that there is market timing or other potentially harmful trading, and, if so, the Company will take appropriate action to protect others. In particular, the Company may, and the Company reserves the right to, reverse a potentially harmful transfer. If the Company reverses a potentially harmful transfer, it will effect such reversal not later than the close of business on the second Valuation Date following the Valuation Date in which the original transfer was effected, and the Company will inform the Owner in writing at his or her address of record.

     To the extent permitted by applicable law, the Company reserves the right to reject a transfer request at any time that the Company is unable to purchase or redeem shares of any of the Underlying Funds because of any refusal or restriction on purchases or redemptions of their shares as a result of the Underlying Fund's policies and procedures on market timing activities or other potentially abusive transfers. The Company also reserves the right to implement and administer redemption fees imposed by one or more of the Underlying Funds in the future. The Company expects to be contractually obligated to prohibit transfers by Owners identified by an Underlying Fund and to provide Owner transaction data to the Underlying Funds upon request. You should read the prospectuses of the Underlying Funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.

     In its sole discretion, the Company may revise its market timing procedures at any time without prior notice as the Company deems necessary or appropriate to better detect and deter programmed, frequent, or large transfers that may adversely affect other Owners, Participants, or Underlying Fund shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). The Company may change its parameters to monitor for factors other than the number of "round trip transfers" into and out of particular Subaccounts. For purposes of applying the parameters used to detect potential market timing and other potentially harmful activity, the Company may aggregate transfers made in two or more Contracts that it believes are connected (for example, two Contracts with the same Owner, or owned by spouses, or owned by different partnerships or corporations that are under common control, etc.).

     The Company does not include transfers made pursuant to Dollar Cost Averaging and Asset Reallocation Options in these limitations. The Company may vary its market timing procedures from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than

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                                        21
others. The Company may not always apply these detection methods to Subaccounts investing in Underlying Funds that, in its judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.

     Contract owners seeking to engage in programmed, frequent, or large transfer activity may deploy a variety of strategies to avoid detection. The Company's ability to detect and deter such transfer activity is limited by operational systems and technological limitations. In addition, the terms of the Contract may also limit the Company's ability to restrict or deter harmful transfers. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect other Owners, Participants, or Underlying Fund shareholders involves judgments that are inherently subjective. Accordingly, despite its best efforts, the Company cannot guarantee that its market timing procedures will detect every potential market timer, but the Company applies its market timing procedures consistently to all Owners without special arrangement, waiver, or exception, aside from allocations to certain of the Rydex Subaccounts, which do not limit or restrict transfers. Because other insurance companies and/or retirement plans may invest in the Underlying Funds, the Company cannot guarantee that the Underlying Funds will not suffer harm from programmed, frequent, or large transfers among subaccounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.


     The Company does not limit or restrict transfers to or from the RVT CLS AdvisorOne Berolina or the Rydex Subaccounts (excluding the Rydex VT Absolute Return Strategies, Rydex VT Commodities, Rydex VT EP Aggressive, Rydex VT EP Conservative, Rydex VT EP Moderate, Rydex VT Hedged Equity, Rydex VT Multi-Cap Core Equity, and Rydex VT Sector Rotation Subaccounts), which are designed for frequent transfers. As stated above, market timing and frequent transfer activities may disrupt portfolio management of the Underlying Funds, hurt Underlying Fund performance, and drive Underlying Fund expenses higher.


     Because the Company cannot guarantee that it can restrict or deter all harmful transfer activity, Owners bear the risks associated with such activity, including potential disruption of portfolio management of the Underlying Funds and potentially lower Underlying Fund performance and higher Underlying Fund expenses. In addition, there is a risk that the Company will not detect harmful transfer activity on the part of some Owners and, as a result, the Company will inadvertently treat those Owners differently than Owners it does not permit to engage in harmful transfer activity. Moreover, due to the Company's operational and technological limitations, as well as possible variations in the market timing policies of other insurance companies and/or retirement plans that may also invest in the Underlying Funds, some Owners may be treated differently than others. Consequently, there is a risk that some Owners may be able to engage in market timing while others suffer the adverse effects of such trading activities.

CONTRACT VALUE -- The Contract Value is the sum of the amounts under the Contract held in each Subaccount as of any Valuation Date.

     On each Valuation Date, the amount of Contract Value allocated to any particular Subaccount will be adjusted to reflect the investment experience of that Subaccount. See "Determination of Contract Value." Contract Value is not guaranteed by the Company. You bear the entire investment risk relating to the investment performance of Contract Value allocated to the Subaccounts.

DETERMINATION OF CONTRACT VALUE -- Your Contract Value will vary to a degree that depends upon several factors, including

o Investment performance of the Subaccounts to which you have allocated Contract Value,

o    Payment of Purchase Payments,

o    Full and partial withdrawals, and

o Charges assessed in connection with the Contract, including charges for any optional riders selected.

The amounts allocated to a Subaccount will be invested in shares of the corresponding Underlying Fund. The investment performance of each Subaccount will reflect increases or decreases in the net asset value per share of the corresponding Underlying Fund and any dividends or distributions declared by the Underlying Fund. Any dividends or distributions from any Underlying Fund will be automatically reinvested in shares of the same Underlying Fund, unless the Company, on behalf of the Separate Account, elects otherwise.

     Assets in the Subaccounts are divided into Accumulation Units, which are accounting units of measure used to calculate the value of an Owner's interest in a Subaccount. When you allocate Purchase Payments to a Subaccount, your Contract is credited with Accumulation Units. The number of Accumulation Units to be credited is determined by dividing the dollar amount, including any Credit Enhancements, allocated to the particular Subaccount by the price for the Subaccount's Accumulation Units as of the end of the Valuation Period in which the Purchase Payment is credited.


     In addition to Purchase Payments, other transactions including full or partial withdrawals, transfers, and assessment of certain charges against the Contract affect the number of Accumulation Units credited to a Contract. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the price of the Accumulation Unit of the

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                                        22
affected Subaccount next determined after receipt of the transaction. The price of each Subaccount is determined on each Valuation Date as of the close of the New York Stock Exchange, normally 3:00 p.m. Central time. Full and partial withdrawal requests and subsequent Purchase Payments received at or after 3:00 p.m. Central time will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Purchase Payments" and "Full and Partial Withdrawals." Requests to transfer Contract Value received at or after the cut-off time of 2:00 p.m. Central time on any Valuation Date (1:00 p.m. Central time for any transaction that includes in whole or in part the Direxion Dynamic VP HY Bond Subaccount) will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times." The price of each Subaccount may be determined earlier if trading on the New York Stock Exchange is restricted or as permitted by the SEC.


     The number of Accumulation Units credited to a Contract shall not be changed by any subsequent change in the value of an Accumulation Unit, but the dollar value of an Accumulation Unit may vary from Valuation Date to Valuation Date depending upon the investment experience of the Subaccount and charges against the Subaccount.

     The price of each Subaccount's units initially was $10. The price of a Subaccount on any Valuation Date takes into account the following: (1) the investment performance of the Subaccount, which is based upon the investment performance of the corresponding Underlying Fund, (2) any dividends or distributions paid by the corresponding Underlying Fund, (3) the charges, if any, that may be assessed by the Company for taxes attributable to the operation of the Subaccount, (4) the mortality and expense risk charge under the Contract of 0.00% or 0.20% annually, as applicable, and (5) the administration charge under the Contract.

     The mortality and expense risk charge of 0.00% or 0.20% as applicable and the administration charge of 0.25%, are factored into the Accumulation Unit value or "price" of each Subaccount on each Valuation Date. The Company deducts the charge for any optional riders (the "Excess Charge") on a monthly basis. Each Subaccount declares a monthly dividend and the Company deducts the Excess Charge from this monthly dividend upon its reinvestment in the Subaccount. The Excess Charge is a percentage of your Contract Value allocated to the Subaccount as of the reinvestment date. The monthly dividend is paid only for the purpose of collecting the Excess Charge. Assuming that you owe a charge above the mortality and expense risk charge and the administration charge, your Contract Value will be reduced in the amount of your Excess Charge upon reinvestment of the Subaccount's monthly dividend. The Company deducts the Excess Charge only upon reinvestment of the monthly dividend and does not assess an Excess Charge upon a full or partial withdrawal from the Contract. The Company reserves the right to compute and deduct the Excess Charge from each Subaccount on each Valuation Date. See the Statement of Additional Information for a more detailed discussion of how the Excess Charge is deducted.


CUT-OFF TIMES -- Any request to transfer Contract Value among the Subaccounts, including those submitted by telephone, must be received by us no later than one hour (two hours for any transfer that includes in whole or in part the Direxion Dynamic VP HY Bond Subaccount) prior to any announced closing of the New York Stock Exchange to be processed on the current Valuation Date. The New York Stock Exchange normally closes at 3:00 p.m. Central time so transfer requests must be received by 2:00 p.m. Central time (1:00 p.m. Central time for any transfer that includes in whole or in part the Direxion Dynamic VP HY Bond Subaccount) (the "cut-off time"). Transfer requests received at or after the applicable cut-off time will be processed on the following Valuation Date. The Company may extend the cut-off time to 25 minutes prior to any announced closing (generally 2:35 p.m. Central time) for transfers submitted electronically through the Company's Internet web site. The cut-off time will not be extended, however, for transfers that include in whole or in part the Direxion Dynamic VP HY Bond Subaccount, and the Internet functionality is available only to Owners who have authorized their financial representatives to make financial transactions on their behalf.

FULL AND PARTIAL WITHDRAWALS -- An Owner may make a partial withdrawal of Contract Value, or surrender the Contract for its Withdrawal Value. A full or partial withdrawal, including a systematic withdrawal, may be taken from Contract Value at any time while the Owner is living and before the Annuity Start Date, subject to limitations under the applicable plan for Qualified Plans and applicable law. Withdrawals (other than systematic withdrawals) after the Annuity Start Date are permitted only under Annuity Option 7 (and only if the Owner has elected variable annuity payments under Option 7). See "Annuity Period" for a discussion of withdrawals after the Annuity Start Date. A full or partial withdrawal request will be effective as of the end of the Valuation Period that a proper Withdrawal Request form is received by the Company at its Administrative Office; however, if a Withdrawal Request form is received on a Valuation Date at or after 3:00 p.m. Central time, the withdrawal will be effected at the Accumulation Unit value determined on the following Valuation Date. See "Cut-Off Times." A proper written request must include the written consent of any effective assignee or irrevocable Beneficiary, if applicable.


     The proceeds received upon a full withdrawal will be the Contract's Withdrawal Value. The Withdrawal Value is equal to the Contract Value as of the end of the Valuation Period during which a proper Withdrawal Request form is received by the Company at its Administrative Office, less any applicable withdrawal charges (if the withdrawal is made from Purchase Payments that have been held in the Contract for less

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                                        23
than five years and the Company issued the Contract with a 5-year withdrawal charge schedule) and any uncollected premium taxes to reimburse the Company for any tax on premiums on a Contract that may be imposed by various states and municipalities. See "Contingent Deferred Sales Charge" and "Premium Tax Charge." If the Extra Credit Rider is in effect, Contract Value will also be reduced by any Credit Enhancements that have not yet vested. See the discussion of vesting of Credit Enhancements under "Extra Credit." The Withdrawal Value during the Annuity Period for variable annuity payments (or a combination of variable and fixed annuity payments) under Option 7 is the present value of future annuity payments commuted at the assumed interest rate, less any applicable withdrawal charges and any uncollected premium taxes.

     The Company requires the signature of all Owners on any request for withdrawal, and a guarantee of all such signatures to effect the transfer or exchange of all or part of the Contract for another investment. The signature guarantee must be provided by an eligible guarantor, such as a bank, broker, credit union, national securities exchange or savings association. The Company further requires that any request to transfer or exchange all or part of the Contract for another investment be made upon a transfer form provided by the Company which is available upon request.

     A partial withdrawal may be requested for a specified percentage or dollar amount of Contract Value. Each partial withdrawal must be at least $500 except systematic withdrawals discussed below. A request for a partial withdrawal will result in a payment by the Company of the amount specified in the partial withdrawal request less any applicable withdrawal charge or premium tax charge and a percentage of any Credit Enhancements that have not yet vested. Any withdrawal charge on partial withdrawals (including systematic withdrawals) will be deducted from the requested payment amount as will any premium tax charge and/or a percentage of Credit Enhancements that have not yet vested. Alternatively, you may request that any withdrawal charge or premium tax charge and unvested Credit Enhancements be deducted from your remaining Contract Value, provided there is sufficient Contract Value available. Upon payment, your Contract Value will be reduced by an amount equal to the payment, or if you requested that any charges be deducted from your remaining Contract Value, your Contract Value also will be reduced by the amount of any such withdrawal charge or premium tax charge and a percentage of any Credit Enhancements that have not yet vested. See "Premium Tax Charge" and "Extra Credit." If a partial withdrawal is requested after the first Contract Year that would leave the Withdrawal Value in the Contract less than $2,000 and no Purchase Payments have been paid for three years, the Company reserves the right to treat the partial withdrawal as a request for a full withdrawal.

     The Company will deduct the amount of a partial withdrawal from the Contract Value in the Subaccounts, according to the Owner's instructions to the Company. If you do not specify the allocation, the Company will deduct the withdrawal in the same proportion that Contract Value is allocated among the Subaccounts.

     A full or partial withdrawal, including a systematic withdrawal, may result in receipt of taxable income to the Owner and, if made prior to the Owner attaining age 59 1/2, may be subject to a 10% penalty tax. In the case of Contracts issued in connection with retirement plans that meet the requirements of Section 403(b) or 408 of the Internal Revenue Code, reference should be made to the terms of the particular Qualified Plan for any limitations or restrictions on withdrawals. For more information, see "Restrictions on Withdrawals from Qualified Plans" and "Restrictions under the Texas Optional Retirement Program." The tax consequences of a withdrawal under the Contract should be carefully considered. See "Federal Tax Matters."

SYSTEMATIC WITHDRAWALS -- The Company currently offers a feature under which you may select systematic withdrawals. Under this feature, an Owner may elect to receive systematic withdrawals while the Owner is living and before the Annuity Start Date by sending a properly completed Scheduled Systematic Withdrawal form to the Company at its Administrative Office. This option may be elected at any time. An Owner may designate the systematic withdrawal amount as a percentage of Contract Value allocated to the Subaccounts, as a fixed period, as level payments, as a specified dollar amount, as all earnings in the Contract, or based upon the life expectancy of the Owner or the Owner and a beneficiary. An Owner also may designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semiannually or annually. The Owner may stop or modify systematic withdrawals upon proper written request received by the Company at its Administrative Office at least 30 days in advance of the requested date of termination or modification. A proper request must include the written consent of any effective assignee or irrevocable beneficiary, if applicable.

     Each systematic withdrawal must be at least $100. Upon payment, your Contract Value will be reduced by an amount equal to the payment proceeds plus any applicable withdrawal charge and premium tax. Contract Value will also be reduced by a percentage of any Credit Enhancements that have not yet vested. See "Extra Credit."

     In no event will the amount of a systematic withdrawal exceed the Contract Value less any applicable withdrawal charges, any uncollected premium taxes, and any reduction for Credit Enhancements that have not yet vested (the "Withdrawal Value"). The Contract will automatically terminate if a systematic withdrawal causes the Contract's Withdrawal Value to equal zero.

     The Company will effect each systematic withdrawal as of the end of the Valuation Period during which the

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                                        24
withdrawal is scheduled. The deduction caused by the systematic withdrawal, including any applicable withdrawal charge, will be allocated to your Contract Value in the Subaccounts, as you have directed. If you do not specify the allocation, the Company will deduct the systematic withdrawal in the same proportion that Contract Value is allocated among the Subaccounts.

     The Company may, at any time, discontinue, modify, suspend or charge a fee for systematic withdrawals. You should consider carefully the tax consequences of a systematic withdrawal, including the 10% penalty tax which may be imposed on withdrawals made prior to the Owner attaining age 59 1/2. See "Restrictions on Withdrawals from Qualified Plans," "Restrictions under the Texas Optional Retirement Program," and "Federal Tax Matters."

FREE-LOOK RIGHT -- You may return a Contract within the Free-Look Period, which is generally a ten-day period beginning when you receive the Contract. Purchase Payments received during the Free-Look period will be allocated according to your instructions contained in the application or more recent instructions, if any. If you return your Contract during the Free-Look Period, the Company will then deem void the returned Contract and will refund to you Contract Value based upon the value of Accumulation Units next determined after we receive your Contract, plus any charges deducted from such Contract Value, less the Contract Value attributable to any Credit Enhancements. Because the Company will deduct the current value of any Credit Enhancements from the amount of Contract Value refunded to you, the Company will bear the investment risk associated with Credit Enhancements during the Free-Look Period.

     Some states' laws require us to refund your Purchase Payments instead of your Contract Value. If your Contract is delivered in one of those states and you return your Contract during the Free-Look Period, the Company will refund Purchase Payments (not including any Credit Enhancements) allocated to the Subaccounts rather than Contract Value.

DEATH BENEFIT -- You should consider the following provisions carefully when choosing the Designated Beneficiary, Annuitant, any Joint Annuitant, and any Joint Owner, as well as before changing any of these parties. Naming different persons as Owner(s), Annuitant(s) and Designated Beneficiary(ies) can have important impacts on whether the death benefit is paid, and on who would receive it.


     If an Owner dies prior to the Annuity Start Date while this Contract is in force, the Company will calculate the death benefit proceeds payable to the Designated Beneficiary as of the Valuation Date the Company receives due proof of the Owner's death and instructions regarding payment to the Designated Beneficiary. If there are Joint Owners, the death benefit proceeds will be calculated upon receipt of due proof of death of either Owner and instructions regarding payment.

     If the surviving spouse of the deceased Owner is the sole Designated Beneficiary, such spouse may elect to continue the Contract in force, subject to certain limitations. See "Distribution Requirements." If any Owner is not a natural person, the death benefit proceeds will be payable upon receipt of due proof of death of the Annuitant prior to the Annuity Start Date and instructions regarding payment. If the death of an Owner occurs on or after the Annuity Start Date, any death benefit will be determined according to the terms of the Annuity Option. See "Annuity Options."

     The death benefit proceeds will be the death benefit reduced by any uncollected premium tax. If an Owner dies (or the Annuitant dies, if any Owner is not a natural person) prior to the Annuity Start Date while this Contract is in force, the amount of the death benefit will be the Contract Value on the Valuation Date due proof of death and instructions regarding payment are received by the Company (less any Credit Enhancements applied during the 12 months prior to the date of the Owner's death).

     If you purchased the Return of Premium Death Benefit rider, your death benefit will be determined in accordance with the terms of the rider. Please note that, under the rider, if we do not receive due proof of death and instructions regarding payment for each Designated Beneficiary at our Administrative Office within six months of the date of the Owner's death, the death benefit will be the Contract Value on the Valuation Date we receive due proof of death and instructions regarding payment. See the discussion of the Return of Premium Death Benefit. Your death benefit proceeds under the rider will be the death benefit reduced by any uncollected premium tax, and, if the proceeds are based upon Contract Value, any Credit Enhancements applied during the 12 months preceding the Owner's date of death.


     The death benefit proceeds will be paid to the Designated Beneficiary in a single sum or under one of the Annuity Options, as elected by the Designated Beneficiary. However, if the Participant has completed a restricted beneficiary designation form, the death benefit proceeds will be paid to the Designated Beneficiary in the manner specified on the form. If the Designated Beneficiary is to receive annuity payments under an Annuity Option, there may be limits under applicable law on the amount and duration of payments that the Beneficiary may receive, and requirements respecting timing of payments. A tax adviser should be consulted in considering Annuity Options. See "Federal Tax Matters" and "Distribution Requirements" for a discussion of the tax consequences in the event of death.

DISTRIBUTION REQUIREMENTS -- For Contracts issued in connection with a Non-Qualified Plan, if the surviving spouse of the deceased Owner is the sole Designated Beneficiary, such spouse may elect to

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                                        25
continue this Contract in force until the earliest of the spouse's death or the Annuity Start Date or receive the death benefit proceeds. If the surviving spouse elects to continue the Contract, no death benefit will be paid and Contract Value will not be adjusted to reflect the amount of any death benefit; provided, however, that the Designated Beneficiary will be entitled to receive the death benefit proceeds in accordance with the terms of the Contract upon the death of the surviving spouse.

     For any Designated Beneficiary other than a surviving spouse, only those options may be chosen that provide for complete distribution of such Owner's interest in the Contract within five years of the death of the Owner. If the Designated Beneficiary is a natural person, that person alternatively can elect to begin receiving annuity payments within one year of the Owner's death over a period not extending beyond his or her life or life expectancy. If the Owner of the Contract is not a natural person, these distribution rules are applicable upon the death of or a change in the primary Annuitant.

     For Contracts issued in connection with a Qualified Plan, the terms of the particular Qualified Plan and the Internal Revenue Code should be reviewed with respect to limitations or restrictions on distributions following the death of the Owner or Annuitant. Because the rules applicable to Qualified Plans are extremely complex, a competent tax adviser should be consulted.

DEATH OF THE ANNUITANT -- If the Annuitant dies prior to the Annuity Start Date, and the Owner is a natural person and is not the Annuitant, no death benefit proceeds will be payable under the Contract. The Owner may name a new Annuitant within 30 days of the Annuitant's death. If a new Annuitant is not named, the Company will designate the Owner as Annuitant. On the death of the Annuitant after the Annuity Start Date, any guaranteed payments remaining unpaid will continue to be paid to the Designated Beneficiary pursuant to the Annuity Option in force at the date of death.

CHARGES AND DEDUCTIONS

CONTINGENT DEFERRED SALES CHARGE -- The Company does not deduct sales charges from Purchase Payments before allocating them to Contract Value. However, the Company may assess a contingent deferred sales charge (which may also be referred to as a "withdrawal charge") on a full or partial withdrawal, including systematic withdrawals, as described below.

     You may select a 0-Year or 5-Year withdrawal charge schedule at the time of purchase of the Contract. Whether we assess a withdrawal charge and a mortality and expense risk charge will depend on the schedule that you select. You may not change the withdrawal charge schedule after the Contract has been issued. Please see the discussion under "Mortality and Expense Risk Charge" below.

     The Company will waive any withdrawal charge on withdrawals to the extent that total withdrawals in a Contract Year, including systematic withdrawals, do not exceed the Free Withdrawal amount. The Free Withdrawal amount is equal in the first Contract Year, to 10% of Purchase Payments, excluding any Credit Enhancements, made during the year and for any subsequent Contract Year, to 10% of Contract Value as of the first Valuation Date of that Contract Year. In addition, the Company will waive the withdrawal charge on withdrawals made to pay the fees of your registered investment adviser, provided that your adviser has entered into a variable annuity adviser agreement with the Company. Such a withdrawal to pay advisory fees will not reduce the Free Withdrawal amount.


     If you select the 5-year schedule, the withdrawal charge applies to the portion of any withdrawal consisting of Purchase Payments that exceed the Free Withdrawal amount. Purchase Payments do not include Credit Enhancements for the purpose of calculating the withdrawal charge. For purposes of determining the withdrawal charge, withdrawals are considered to come first from Purchase Payments and then from earnings. The withdrawal charge does not apply to withdrawals of earnings. Free withdrawal amounts and free advisory fee withdrawals do not reduce Purchase Payments for the purpose of determining future withdrawal charges.


     The amount of the charge will depend on how long your Purchase Payments have been held under the Contract. Each Purchase Payment is considered to have a certain "age," depending on the length of time since the Purchase Payment was effective. A Purchase Payment is "age one" in the year beginning on the date the Purchase Payment is applied by the Company and increases in age each year thereafter. The withdrawal charge is calculated according to the applicable schedule below:

==========================================================
       0-YEAR SCHEDULE              5-YEAR SCHEDULE
----------------------------------------------------------
   PURCHASE      WITHDRAWAL     PURCHASE     WITHDRAWAL
  PAYMENT AGE                  PAYMENT AGE
  (IN YEARS)       CHARGE      (IN YEARS)      CHARGE
----------------------------------------------------------
  0 and over         0%             1            5%
                                    2            4%
                                    3            3%
                                    4            2%
                                    5            1%
                               6 and over        0%
==========================================================


     The Company will deduct any withdrawal charge from the withdrawal payment, unless you request that the charge be deducted from your remaining Contract Value, provided there is sufficient Contract Value available. If the Company deducts the withdrawal charge from your remaining Contract Value, the amount of the withdrawal will be increased by an amount sufficient to pay any withdrawal charges associated with the withdrawal request, plus withdrawal charges associated with the additional amount withdrawn to cover such charges. In no event will the amount of any withdrawal charge,

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                                        26
when added to such charge previously assessed against any amount withdrawn from the Contract, exceed 5% of Purchase Payments paid under the Contract if you select the 5-year schedule. If you select the 0-year schedule, the Company will not assess a withdrawal charge. In addition, no withdrawal charge will be imposed upon: (1) payment of death benefit proceeds; (2) annuity payments under options that provide for payments for life, or a period of at least seven years; or (3) withdrawals made to pay the fees of your registered investment adviser, provided that your adviser has entered into a variable annuity adviser agreement with the Company. The Company will assess any withdrawal charge against the Subaccounts in the same proportion as the withdrawal proceeds are allocated.


     The withdrawal charge is designed to reimburse the Company for costs and other expenses associated with the promotion and sales of the Contract. It is expected that actual expenses will be greater than the amount of the withdrawal charge. To the extent that all sales expenses are not recovered from the charge, such expenses may be recovered from other charges, including amounts derived indirectly from the charge for mortality and expense risk.

MORTALITY AND EXPENSE RISK CHARGE -- The Company may deduct a charge for mortality and expense risks assumed by the Company under the Contract, depending on the withdrawal charge schedule you have selected. Any mortality and expense risk charge is deducted daily and is equal to the applicable percentage below, on an annual basis, of each Subaccount's average daily net assets.

===========================================================
WITHDRAWAL CHARGE SCHEDULE                      ANNUAL
                                            MORTALITY AND
                                             EXPENSE RISK
                                                CHARGE
-----------------------------------------------------------
5-Year Schedule                                  None
0-Year Schedule                                 0.20%
===========================================================

We also deduct a mortality and expense risk charge during the Annuity Period in the amount of 0.30%, on an annual basis, in lieu of the amounts above and regardless of the withdrawal charge schedule selected. The mortality and expense risk charge is intended to compensate the Company for certain mortality and expense risks the Company assumes in offering and administering the Contract and in operating the Subaccounts.


     The Company guarantees that the charge for mortality and expense risks will not exceed an annual rate of 0.20% for the 0-year withdrawal charge schedule or 0.00% for the 5-year withdrawal charge schedule (0.30% during the Annuity Period) of each Subaccount's average daily assets.


     The expense risk is the risk that the Company's actual expenses in issuing and administering the Contract and operating the Subaccounts will be more than the charges assessed for such expenses. The mortality risk borne by the Company is the risk that Annuitants, as a group, will live longer than the Company's actuarial tables predict. In this event, the Company guarantees that annuity payments will not be affected by a change in mortality experience that results in the payment of greater annuity income than assumed under the Annuity Options in the Contract. The Company also assumes a mortality risk in connection with the death benefit under the Contract.

     The Company may ultimately realize a profit from this charge to the extent it is not needed to cover mortality and administrative expenses, but the Company may realize a loss to the extent the charge is not sufficient. The Company may use any profit derived from this charge for any lawful purpose, including distribution expenses. See "Determination of Contract Value" for more information about how the Company deducts the mortality and expense risk charge.


ADMINISTRATION CHARGE -- The Company deducts a daily administration charge equal to an annual rate of each Subaccount's average daily net assets. The charge for each of the Subaccounts currently offered through this prospectus is 0.25%, and the Company guarantees that this charge will not increase for these Subaccounts; however, the amount of this charge may be higher for Subaccounts that the Company adds in the future. The purpose of this charge is to compensate the Company for the expenses associated with administration of the Contract and operation of the Subaccounts.


PREMIUM TAX CHARGE -- Various states and municipalities impose a tax on premiums on annuity contracts received by insurance companies. Whether or not a premium tax is imposed will depend upon, among other things, the Owner's state of residence, the Annuitant's state of residence, and the insurance tax laws and the Company's status in a particular state. The Company may assess a premium tax charge to reimburse itself for premium taxes that it incurs in connection with a Contract. If assessed, the Company will deduct this charge when due, typically upon the Annuity Start Date or payment of a Purchase Payment. The Company may deduct premium tax upon a full or partial withdrawal if a premium tax has been incurred and is not refundable. In Maine, the Company deducts the premium tax from Purchase Payments applied to a Non-Qualified Plan. Partial withdrawals, including systematic withdrawals, may be subject to a premium tax charge if a premium tax is incurred on the withdrawal by the Company and is not refundable. The Company reserves the right to deduct premium taxes when due or any time thereafter. Premium tax rates currently range from 0% to 3.5%, but are subject to change by a governmental entity.

OTHER CHARGES -- The Company may charge the Separate Account or the Subaccounts for the federal, state, or local taxes incurred by the Company that are attributable to the Separate Account or the Subaccounts, or to the operations of the Company with respect to the Contract, or that are attributable to payment of premiums or acquisition costs under the Contract. No such charge is currently assessed. See "Tax Status of the Company and the Separate Account" and "Charge for the Company's Taxes."

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                                        27

VARIATIONS IN CHARGES -- The Company may reduce or waive the amount of the withdrawal charge and certain other charges for a Contract where the expenses associated with the sale of the Contract or the administrative and maintenance costs associated with the Contract are reduced for reasons such as the amount of the initial Purchase Payment or projected Purchase Payments or the Contract is sold in connection with a group or sponsored arrangement.

OPTIONAL RIDER CHARGES -- In addition to the charges and deductions discussed above, you may purchase certain optional riders under the Contract. The Company makes each rider available only at issue, except the 6% Dollar for Dollar Guaranteed Minimum Income Benefit Rider, which is also available for purchase on a Contract Anniversary.

     The Company deducts a monthly charge from Contract Value for any riders elected by the Owner. The Company will deduct the monthly rider charge from Contract Value beginning on the Contract Date (or Contract Anniversary Date if applicable) and ending on the Annuity Start Date. Thus, the Company may deduct certain rider charges during periods where no benefits are provided or payable. The charge for the Extra Credit Rider, however, is deducted only during the seven-year period beginning on the Contract Date. The amount of each rider charge is equal to a percentage, on an annual basis, of your Contract Value. Each rider and its charge are listed below. A RIDER MAY NOT BE AVAILABLE IN ALL STATES.

=============================================================
OPTIONAL RIDER EXPENSES
(as a percentage of Contract Value)
-------------------------------------------------------------
                                    Rate(1)      Annual
                                              Rider Charge
-------------------------------------------------------------
6% Dollar for Dollar Guaranteed       6%          0.75%
Minimum Income Benefit
-------------------------------------------------------------
Return of Premium Death Benefit       ---         0.10%
-------------------------------------------------------------
Extra Credit(2)                       3%          0.40%
-------------------------------------------------------------
1   Rate refers to the applicable interest rate for the 6%
    Dollar for Dollar Guaranteed Minimum Income Benefit
    Rider and the Credit Enhancement rate for the Extra
    Credit Rider.
2 The Company will deduct the charge for this rider during the seven-year period beginning on the Contract Date.
=============================================================


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GUARANTEE OF CERTAIN CHARGES -- The Company guarantees that: (1) the charge for mortality and expense risks will not exceed an annual rate of 0.20% for the 0-year withdrawal charge schedule or 0.00% for the 5-year withdrawal charge schedule (0.30% during the Annuity Period) of each Subaccount's average daily net assets; and (2) the administration charge will not exceed an annual rate of 0.25% of each current Subaccount's average daily net assets.

UNDERLYING FUND EXPENSES -- Each Subaccount of the Separate Account purchases shares at the net asset value of the corresponding Underlying Fund. Each Underlying Fund's net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Underlying Fund. These fees and expenses are not deducted from the Subaccounts, but are paid from the assets of the corresponding Underlying Fund. As a result, the Owner indirectly bears a pro rata portion of such fees and expenses. The advisory fees and other expenses, if any, which are more fully described in each Underlying Fund's prospectus, are not specified or fixed under the terms of the Contract, and may vary from year to year.

ANNUITY PERIOD

GENERAL -- You select the Annuity Start Date at the time of application. The Annuity Start Date may not be prior to the third Contract Anniversary and may not be deferred beyond the Annuitant's 95th birthday, although the terms of a Qualified Plan and the laws of certain states may require that you start annuity payments at an earlier age. If you do not select an Annuity Start Date, the Annuity Start Date will be the later of the Annuitant's 70th birthday or the tenth annual Contract Anniversary. If you do not select an Annuity Option, annuity payments will not begin until you make a selection, which may be after the Annuity Start Date. See "Selection of an Option." If there are Joint Annuitants, the birthdate of the older Annuitant will be used to determine the latest Annuity Start Date.

     On the Annuity Start Date, the proceeds under the Contract will be applied to provide an Annuity under one of the options described below. Each option is available in two forms--either as a variable Annuity for use with the Subaccounts or as a fixed Annuity. A combination variable and fixed Annuity is also available. Variable annuity payments will fluctuate with the investment performance of the applicable Subaccounts while fixed annuity payments will not. The proceeds under the Contract will be equal to your Contract Value as of the Annuity Start Date, reduced by any applicable premium taxes.

     The Contract provides for six Annuity Options. The Company may make other Annuity Options available upon request. Annuity payments are based upon annuity rates that vary with the Annuity Option selected. In the case of Options 1 through 4 and 8, the annuity rates will vary based on the age and sex of the Annuitant, except that unisex rates are available where required by law. The annuity rates reflect the Annuitant's life expectancy based upon the Annuitant's age as of the Annuity Start Date and the Annuitant's gender, unless unisex rates apply. The annuity rates are based upon the 1983(a) mortality table with mortality improvement under projection scale G and are adjusted to reflect an assumed interest rate of 3.5%, compounded annually.

     Annuity Options 1 through 4 and 8 provide for payments to be made during the lifetime of the Annuitant. Annuity payments under such options cease in the event of the Annuitant's death, unless the option provides for a guaranteed minimum number of payments, for example a life income with guaranteed payments of 5, 10, 15 or 20 years. The level of annuity payments will be greater for shorter guaranteed periods and less for longer guaranteed periods. Similarly, payments will be greater for life annuities than for joint and survivor annuities, because payments for life annuities are expected to be made for a shorter period.

     You may elect to receive annuity payments on a monthly, quarterly, semiannual, or annual basis, although no payments will be made for less than $100. If the frequency of payments selected would result in payments of less than $100, the Company reserves the right to change the frequency. For example, if you select monthly payments and your payment amount would be $75 per month, the Company could elect to change your payment frequency to quarterly as less frequent payments will result in a larger payment amount (assuming the same amount is applied to purchase the annuity).

     You may designate or change an Annuity Start Date, Annuity Option, or Annuitant, provided proper written notice is received by the Company at its Administrative Office at least 30 days prior to the Annuity Start Date set forth in the Contract. The date selected as the new Annuity Start Date must be at least 30 days after the date written notice requesting a change of Annuity Start Date is received at the Company's Administrative Office.

     Once annuity payments have commenced under Annuity Options 1 through 4 and 8, an Annuitant or Owner cannot change the Annuity Option and cannot make partial withdrawals or surrender his or her annuity for the Withdrawal Value. An Owner also cannot change the Annuity Option or make partial withdrawals or surrender his or her annuity for the Withdrawal Value if he or she has elected fixed annuity payments under Option 7.


     If an Owner has elected variable annuity payments or a combination of variable and fixed annuity payments under Option 7, an Owner may elect to withdraw the present value of future annuity payments, commuted at the assumed interest rate, subject to a reduction for any applicable withdrawal charge and any uncollected premium tax. If the Owner elects a partial withdrawal under Option 7, future variable annuity payments will be reduced as a result of such withdrawal. The Company

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                                        29
will make payment in the amount of the partial withdrawal requested and will reduce the amount of future annuity payments by a percentage that is equal to the ratio of (i) the partial withdrawal, plus any applicable withdrawal charge and any uncollected premium tax, over (ii) the present value of future annuity payments, commuted at the assumed interest rate. The number of Annuity Units used in calculating future variable annuity payments is reduced by the applicable percentage. The tax treatment of partial withdrawals taken after the annuity starting date is uncertain. Consult a tax advisor before requesting a withdrawal after the annuity starting date. The Owner may not make systematic withdrawals under Option 7. See "Value of Variable Annuity Payments: Assumed Interest Rate" for more information with regard to how the Company calculates variable annuity payments.


     An Owner or Annuitant may transfer Contract Value among the Subaccounts during the Annuity Period.

     The Contract specifies annuity tables for the Annuity Options described below. The tables contain the guaranteed minimum dollar amount (per $1,000 applied) of the first annuity payment for a variable Annuity and each annuity payment for a fixed Annuity.

ANNUITY OPTIONS --

     OPTION 1 -- LIFE INCOME. Periodic annuity payments will be made during the lifetime of the Annuitant. It is possible under this Option for any Annuitant to receive only one annuity payment if the Annuitant's death occurred prior to the due date of the second annuity payment, two if death occurred prior to the due date of the third annuity payment, etc. THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS WILL CEASE UPON THE DEATH OF THE ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

     OPTION 2 -- LIFE INCOME WITH GUARANTEED PAYMENTS OF 5, 10, 15 OR 20 YEARS. Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that if, at the death of the Annuitant, payments have been made for less than a stated period, which may be five, ten, fifteen or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary. Upon the Annuitant's death after the period certain, no further annuity payments will be made. If you have elected the 6% Dollar for Dollar Guaranteed Minimum Income Benefit Rider, you may apply the Minimum Income Benefit to purchase a Life Income Annuity with a 10-year period certain. The annuity rates under the rider are based upon the 1983(a) mortality table with mortality improvement under projection scale G and an interest rate of 2% in lieu of the rate described above.

     OPTION 3 -- LIFE WITH INSTALLMENT OR UNIT REFUND OPTION. Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that, if at the death of the Annuitant, the number of payments that has been made is less than the number determined by dividing the amount applied under this Option by the amount of the first payment, annuity payments will be continued to the Designated Beneficiary until that number of payments has been made.

     OPTION 4 --

     A. JOINT AND LAST SURVIVOR. Annuity payments will be made as long as either Annuitant is living. Upon the death of one Annuitant, annuity payments continue to the surviving Annuitant at the same or a reduced level of 75%, 66 2/3% or 50% of annuity payments as elected by the Owner at the time the Annuity Option is selected. With respect to fixed annuity payments, the amount of the annuity payment, and with respect to variable annuity payments, the number of Annuity Units used to determine the annuity payment, is reduced as of the first annuity payment following the Annuitant's death. It is possible under this Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTION 1, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION 4A. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

     B. JOINT AND LAST SURVIVOR WITH GUARANTEED PAYMENTS OF 5, 10, 15 OR 20 YEARS. You may also select Option 4 with guaranteed payments. Annuity payments will be made as long as either Annuitant is living. Upon the death of one Annuitant, Annuity Payments continue to the surviving Annuitant at the same level with the promise that if, at the death of the both Annuitants, payments have been made for less than a stated period, which may be five, ten, fifteen or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary. Upon the last death of the Annuitants after the period certain, no further annuity payments will be made. If you have elected the 6% Dollar for Dollar Guaranteed Minimum Income Benefit Rider, you may apply the Minimum Income Benefit to purchase a fixed Joint and Last Survivor Annuity with a 10-year period certain. The annuity rates under the rider are based upon the 1983(a) mortality table with mortality improvement under projection scale G and an interest rate of 2% in lieu of the rate described above.

     OPTION 7 -- PERIOD CERTAIN. Periodic annuity payments will be made for a stated period, which may be 5, 10, 15 or 20 years, as elected by the Owner. Annuity Payments are calculated on the basis of Annuity Units. If the Annuitant dies prior to the end of the period, the remaining payments will be made to the Designated Beneficiary.

     OPTION 8 -- JOINT AND CONTINGENT SURVIVOR OPTION. Periodic annuity payments will be made during the life of the primary Annuitant. Upon the death of the primary Annuitant, payments will be made to the contingent Annuitant during his or her life. If the contingent Annuitant is not living upon the death of the

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primary Annuitant, no payments will be made to the contingent Annuitant. It is possible under this Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTIONS 1 AND 4A, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

     VALUE OF VARIABLE ANNUITY PAYMENTS: ASSUMED INTEREST RATE. The annuity tables in the Contract which are used to calculate variable annuity payments for the Annuity Options are based on an "assumed interest rate" of 3 1/2%, compounded annually. Variable annuity payments generally increase or decrease from one annuity payment date to the next based upon the performance of the applicable Subaccounts during the interim period adjusted for the assumed interest rate. If the performance of the Subaccount selected is equal to the assumed interest rate, the annuity payments will remain constant. If the performance of the Subaccounts is greater than the assumed interest rate, the annuity payments will increase and if it is less than the assumed interest rate, the annuity payments will decline. A higher assumed interest rate would mean a higher initial annuity payment but the amount of the annuity payment would increase more slowly in a rising market (or the amount of the annuity payment would decline more rapidly in a declining market). A lower assumption would have the opposite effect.

     The Company calculates variable annuity payments using Annuity Units. The value of an Annuity Unit for each Subaccount is determined as of each Valuation Date and was initially $1.00. The Annuity Unit value of a Subaccount as of any subsequent Valuation Date is determined by adjusting the Annuity Unit value on the previous Valuation Date for (1) the interim performance of the corresponding Underlying Fund; (2) any dividends or distributions paid by the corresponding Underlying Fund; (3) the mortality and expense risk and administration charges;
(4) the charges, if any, that may be assessed by the Company for taxes attributable to the operation of the Subaccount; and (5) the assumed interest rate.

     The Company determines the number of Annuity Units used to calculate each variable annuity payment as of the Annuity Start Date. As discussed above, the Contract specifies annuity rates for the Annuity Options for each $1,000 applied to an Annuity Option. The proceeds under the Contract as of the Annuity Start Date, are divided by $1,000 and the result is multiplied by the rate per $1,000 specified in the annuity tables to determine the initial annuity payment for a variable annuity and the guaranteed monthly annuity payment for a fixed annuity.

     On the Annuity Start Date, the Company divides the initial variable annuity payment by the value as of that date of the Annuity Unit for the applicable Subaccount to determine the number of Annuity Units to be used in calculating subsequent annuity payments. If variable annuity payments are allocated to more than one Subaccount, the number of Annuity Units will be determined by dividing the portion of the initial variable annuity payment allocated to a Subaccount by the value of that Subaccount's Annuity Unit as of the Annuity Start Date. The initial variable annuity payment is allocated to the Subaccounts in the same proportion as the Contract Value is allocated as of the Annuity Start Date. The number of Annuity Units will remain constant for subsequent annuity payments, unless the Owner transfers Annuity Units among Subaccounts or makes a withdrawal under Option 7.

     Subsequent variable annuity payments are calculated by multiplying the number of Annuity Units allocated to a Subaccount by the value of the Annuity Unit as of the date of the annuity payment. If the annuity payment is allocated to more than one Subaccount, the annuity payment is equal to the sum of the payment amount determined for each Subaccount.

SELECTION OF AN OPTION -- You should carefully review the Annuity Options with your financial or tax adviser. For Contracts used in connection with a Qualified Plan, reference should be made to the terms of the particular plan and the requirements of the Internal Revenue Code for pertinent limitations respecting annuity payments and other matters. For instance, Qualified Plans generally require that annuity payments begin no later than April 1 of the calendar year following the year in which the Annuitant reaches age 70 1/2. In addition, under a Qualified Plan, the period elected for receipt of annuity payments under Annuity Options (other than Life Income) generally may be no longer than the joint life expectancy of the Annuitant and beneficiary in the year that the Annuitant reaches age 70 1/2, and must be shorter than such joint life expectancy if the beneficiary is not the Annuitant's spouse and is more than ten years younger than the Annuitant. The Company does not allow the Annuity Start Date to be deferred beyond the Annuitant's 95th birthday.

MORE ABOUT THE CONTRACT

OWNERSHIP -- The Owner is the person named as such in the application or in any later change shown in the Company's records. While living, the Owner alone has the right to receive all benefits and exercise all rights that the Contract grants or the Company allows. The Owner may be an entity that is not a living person such as a trust or corporation referred to herein as "Non-natural Persons." See "Federal Tax Matters."

     JOINT OWNERS. The Joint Owners will be joint tenants with rights of survivorship and upon the death of an Owner, the surviving Owner shall be the sole Owner. Any Contract transaction requires the signature of all persons named jointly.

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DESIGNATION AND CHANGE OF BENEFICIARY -- The Designated Beneficiary is the person having the right to the death benefit, if any, payable upon the death of the Owner or Joint Owner prior to the Annuity Start Date. The Designated Beneficiary is the first person on the following list who, if a natural person, is alive on the date of death of the Owner or the Joint Owner: the Owner; the Joint Owner; the Primary Beneficiary; the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the Owner's estate. The Primary Beneficiary is the individual named as such in the application or any later change shown in the Company's records. The Primary Beneficiary will receive the death benefit of the Contract only if he or she is alive on the date of death of both the Owner and any Joint Owner prior to the Annuity Start Date. Because the death benefit of the Contract goes to the first person on the above list who is alive on the date of death of any Owner, careful consideration should be given to the manner in which the Contract is registered, as well as the designation of the Primary Beneficiary. The Owner may change the Primary Beneficiary at any time while the Contract is in force by written request on forms provided by the Company and received by the Company at its Administrative Office. The change will not be binding on the Company until it is received and recorded at its Administrative Office. The change will be effective as of the date this form is signed subject to any payments made or other actions taken by the Company before the change is received and recorded. A Secondary Beneficiary may be designated. The Owner may designate a permanent Beneficiary whose rights under the Contract cannot be changed without his or her consent.

     Reference should be made to the terms of a particular Qualified Plan and any applicable law for any restrictions or limitations on the designation of a Beneficiary. Many qualified plans do not allow the designation of any primary beneficiary except a spouse unless the spouse consents and the consent is witnessed by a plan representative or a Notary Public.

DIVIDENDS -- The Contract does not share in the surplus earnings of the Company, and no dividends will be paid.

PAYMENTS FROM THE SEPARATE ACCOUNT -- The Company generally will pay any full or partial withdrawal benefit or death benefit proceeds from Contract Value allocated to the Subaccounts, and will transfer Contract Value between Subaccounts, within seven days after a proper request is received at the Company's Administrative Office. However, the Company can postpone the payment of such a payment or transfer of amounts from the Subaccounts to the extent permitted under applicable law, which is currently permissible only for any period:

o During which the New York Stock Exchange is closed other than customary weekend and holiday closings,

o During which trading on the New York Stock Exchange is restricted as determined by the SEC,

o During which an emergency, as determined by the SEC, exists as a result of which (i) disposal of securities held by the Separate Account is not reasonably practicable, or (ii) it is not reasonably practicable to determine the value of the assets of the Separate Account, or

o For such other periods as the SEC may by order permit for the protection of investors.

The Company reserves the right to delay payments of any full or partial withdrawal until all of your Purchase Payment checks have been honored by your bank.

PROOF OF AGE AND SURVIVAL -- The Company may require proof of age or survival of any person on whose life annuity payments depend.

MISSTATEMENTS -- If you misstate the age or sex of an Annuitant or age of an Owner, the correct amount paid or payable by the Company under the Contract shall be such as the Contract Value would have provided for the correct age or sex (unless unisex rates apply).

RESTRICTIONS ON WITHDRAWALS FROM QUALIFIED PLANS -- Generally, a Qualified Plan may not provide for the distribution or withdrawal of amounts accumulated under the Plan until after a fixed number of years, the attainment of a stated age or upon the occurrence of a specific event such as hardship, disability, retirement, death or termination of employment. Therefore, if you own a Contract purchased in connection with a Qualified Plan, you may not be entitled to make a full or partial withdrawal, as described in this Prospectus, unless one of the above-described conditions has been satisfied. For this reason, you should refer to the terms of your particular Qualified Plan, the Internal Revenue Code and other applicable law for any limitation or restriction on distributions and withdrawals, including the 10% penalty tax that may be imposed in the event of a distribution from a Qualified Plan before the participant reaches age 59 1/2. See the discussion under "Tax Penalties."

     Section 403(b) imposes restrictions on certain distributions from tax-sheltered annuity contracts meeting the requirements of Section 403(b). The restrictions apply to tax years beginning on or after January 1, 1989. Section 403(b) requires that distributions from Section 403(b) tax-sheltered annuities that are attributable to employee contributions made after December 31, 1988 under a salary reduction agreement begin only after the employee (i) reaches age 59 1/2, (ii) has a severance from employment, (iii) dies, (iv) becomes disabled, or (v) incurs a hardship. Furthermore, distributions of gains attributable to such contributions accrued after December 31, 1988 may not be made on account of hardship. Hardship, for this

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purpose, is generally defined as an immediate and heavy financial need, such as paying for medical expenses, the purchase of a residence, paying certain tuition expenses, or paying amounts needed to avoid eviction or foreclosure that may only be met by the distribution. You should also be aware that Internal Revenue Service regulations do not allow you to make any contributions to your 403(b) annuity contract for a period of six months after a hardship withdrawal.

     If you own a Contract purchased as a tax-sheltered Section 403(b) annuity contract, you will not, therefore, be entitled to make a full or partial withdrawal, as described in this Prospectus, in order to receive proceeds from the Contract attributable to contributions under a salary reduction agreement or any gains credited to such Contract after December 31, 1988 unless one of the above-described conditions has been satisfied. In the case of transfers of amounts accumulated in a different Section 403(b) contract to this Contract under a Section 403(b) program, the withdrawal constraints described above would not apply to the amount transferred to the Contract designated as attributable to the Owner's December 31, 1988 account balance under the old contract, provided the amounts transferred between contracts qualified as a tax-free exchange under the Internal Revenue Code. An Owner of a Contract may be able to transfer the Contract's Withdrawal Value to certain other investment alternatives meeting the requirements of Section 403(b) that are available under an employer's Section 403(b) arrangement.

     The distribution or withdrawal of amounts under a Contract purchased in connection with a Qualified Plan may result in the receipt of taxable income to the Owner or Annuitant and in some instances may also result in a penalty tax. Therefore, you should carefully consider the tax consequences of a distribution or withdrawal under a Contract and you should consult a competent tax adviser. See "Federal Tax Matters."

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM -- If you are a Participant in the Texas Optional Retirement Program, your Contract is subject to restrictions required under the Texas Government Code. In accordance with those restrictions, you will not be permitted to make withdrawals prior to your retirement, death or termination of employment in a Texas public institution of higher education.

FEDERAL TAX MATTERS

INTRODUCTION -- The Contract described in this Prospectus is designed for use by individuals in retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code ("Code"). The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee will depend upon the type of retirement plan, if any, for which the Contract is purchased, the tax and employment status of the individuals involved and a number of other factors. The discussion contained herein and in the Statement of Additional Information is general in nature and is not intended to be an exhaustive discussion of all questions that might arise in connection with a Contract. It is based upon the Company's understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service ("IRS"), and is not intended as tax advice. No representation is made regarding the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS or the courts. Future legislation may affect annuity contracts adversely. Moreover, no attempt has been made to consider any applicable state or other laws. Because of the inherent complexity of the tax laws and the fact that tax results will vary according to the particular circumstances of the individual involved and, if applicable, the Qualified Plan, a person should consult with a qualified tax adviser regarding the purchase of a Contract, the selection of an Annuity Option under a Contract, the receipt of annuity payments under a Contract or any other transaction involving a Contract. THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF, OR TAX CONSEQUENCES ARISING FROM, ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACT.

TAX STATUS OF THE COMPANY
AND THE SEPARATE ACCOUNT --

     GENERAL. The Company intends to be taxed as a life insurance company under
Part I, Subchapter L of the Code. Because the operations of the Separate Account form a part of the Company, the Company will be responsible for any federal income taxes that become payable with respect to the income of the Separate Account and its Subaccounts.

     CHARGE FOR THE COMPANY'S TAXES. A charge may be made for any federal taxes incurred by the Company that are attributable to the Separate Account, the Subaccounts or to the operations of the Company with respect to the Contracts or attributable to payments, premiums, or acquisition costs under the Contracts. The Company will review the question of a charge to the Separate Account, the Subaccounts or the Contracts for the Company's federal taxes periodically. Charges may become necessary if, among other reasons, the tax treatment of the Company or of income and expenses under the Contracts is ultimately determined to be other than what the Company currently believes it to be, if there are changes made in the federal income tax treatment of variable annuities at the insurance company level, or if there is a change in the Company's tax status.

     Under current laws, the Company may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If

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there is a material change in applicable state or local tax laws, the Company reserves the right to charge the Separate Account or the Subaccounts for such taxes, if any, attributable to the Separate Account or Subaccounts.

     DIVERSIFICATION STANDARDS. Each Underlying Fund will be required to adhere to regulations adopted by the Treasury Department pursuant to Section 817(h) of the Code prescribing asset diversification requirements for investment companies whose shares are sold to insurance company separate accounts funding variable contracts. Pursuant to these regulations, on the last day of each calendar quarter (or on any day within 30 days thereafter), no more than 55% of the total assets of an Underlying Fund may be represented by any one investment, no more than 70% may be represented by any two investments, no more than 80% may be represented by any three investments, and no more than 90% may be represented by any four investments. For purposes of Section 817(h), securities of a single issuer generally are treated as one investment but obligations of the U.S. Treasury and each U.S. Governmental agency or instrumentality generally are treated as securities of separate issuers. The Separate Account, through the Underlying Funds, intends to comply with the diversification requirements of
Section 817(h).

     In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contractowner's gross income. The IRS has stated in published rulings that a variable contractowner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

     The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating Purchase Payments and Contract Values. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract, as it deems appropriate, to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Separate Account. Moreover, in the event that regulations or rulings are adopted, there can be no assurance that the Underlying Funds will be able to operate as currently described in the Prospectus, or that the Underlying Funds will not have to change their investment objective or investment policies.

INCOME TAXATION OF ANNUITIES IN GENERAL--NON-QUALIFIED PLANS -- Section 72 of the Code governs the taxation of annuities. In general, a contract owner is not taxed on increases in value under an annuity contract until some form of distribution is made under the contract. However, the increase in value may be subject to tax currently under certain circumstances. See "Contracts Owned by Non-Natural Persons" and "Diversification Standards." Withholding of federal income taxes on all distributions may be required unless a recipient who is eligible elects not to have any amounts withheld and properly notifies the Company of that election.

     SURRENDERS OR WITHDRAWALS PRIOR TO THE ANNUITY START DATE. Code Section 72 provides that amounts received upon a total or partial withdrawal (including systematic withdrawals) from a Contract prior to the Annuity Start Date generally will be treated as gross income to the extent that the cash value of the Contract immediately before the withdrawal (determined without regard to any withdrawal charge in the case of a partial withdrawal) exceeds the "investment in the contract." The "investment in the contract" is that portion, if any, of Purchase Payments paid under a Contract less any distributions received previously under the Contract that are excluded from the recipient's gross income. The taxable portion is taxed at ordinary income tax rates. For purposes of this rule, a pledge or assignment of a contract is treated as a payment received on account of a partial withdrawal of a Contract.

     SURRENDERS OR WITHDRAWALS ON OR AFTER THE ANNUITY START DATE. Upon a complete surrender, the receipt is taxable to the extent that the cash value of the Contract exceeds the investment in the Contract. The taxable portion of such payments will be taxed at ordinary income tax rates.

     For fixed annuity payments, the taxable portion of each payment generally is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is

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taxed at ordinary income rates. For variable annuity payments, the taxable portion of each payment is determined by using a formula known as the "excludable amount," which establishes the non-taxable portion of each payment. The non-taxable portion is a fixed dollar amount for each payment, determined by dividing the investment in the Contract by the number of payments to be made. The remainder of each variable annuity payment is taxable. Once the excludable portion of annuity payments to date equals the investment in the Contract, the balance of the annuity payments will be fully taxable.

     PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS. With respect to amounts withdrawn or distributed before the taxpayer reaches age 59 1/2, a penalty tax is imposed equal to 10% of the portion of such amount which is includable in gross income. However, the penalty tax is not applicable to withdrawals: (i) made on or after the death of the owner (or where the owner is not an individual, the death of the "primary annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the Contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) from certain qualified plans; (v) under a so-called qualified funding asset (as defined in Code Section 130(d));
(vi) under an immediate annuity contract; or (vii) which are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

     If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount (determined by the regulations) equal to the tax that would have been imposed but for item (iii) above, plus interest for the deferral period, if the modification takes place (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2, or
(b) before the taxpayer reaches age 59 1/2.

ADDITIONAL CONSIDERATIONS --

     DISTRIBUTION-AT-DEATH RULES. In order to be treated as an annuity contract, a contract must provide the following two distribution rules: (a) if any owner dies on or after the Annuity Start Date, and before the entire interest in the Contract has been distributed, the remainder of the owner's interest will be distributed at least as quickly as the method in effect on the owner's death; and (b) if any owner dies before the Annuity Start Date, the entire interest in the Contract must generally be distributed within five years after the date of death, or, if payable to a designated beneficiary, must be annuitized over the life of that designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, commencing within one year after the date of death of the owner. If the sole designated beneficiary is the spouse of the deceased owner, the Contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse as owner.

     Generally, for purposes of determining when distributions must begin under the foregoing rules, where an owner is not an individual, the primary annuitant is considered the owner. In that case, a change in the primary annuitant will be treated as the death of the owner. Finally, in the case of joint owners, the distribution-at-death rules will be applied by treating the death of the first owner as the one to be taken into account in determining generally when distributions must commence, unless the sole Designated Beneficiary is the deceased owner's spouse.

     GIFT OF ANNUITY CONTRACTS. Generally, gifts of non-tax qualified Contracts prior to the Annuity Start Date will trigger tax on the gain on the Contract, with the donee getting a stepped-up basis for the amount included in the donor's income. The 10% penalty tax and gift tax also may be applicable. This provision does not apply to transfers between spouses or incident to a divorce.

     CONTRACTS OWNED BY NON-NATURAL PERSONS. If the Contract is held by a non-natural person (for example, a corporation) the income on that Contract (generally the increase in net surrender value less the Purchase Payments) is includable in taxable income each year. The rule does not apply where the Contract is acquired by the estate of a decedent, where the Contract is held by certain types of retirement plans, where the Contract is a qualified funding asset for structured settlements, where the Contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity. An annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.


     MULTIPLE CONTRACT RULE. For purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all Non-Qualified deferred annuity contracts issued by the same insurer to the same contract owner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract's Annuity Start Date, such as a partial surrender, dividend, or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.


     In addition, the Treasury Department has broad regulatory authority in applying this provision to prevent avoidance of the purposes of this rule. It is possible that, under this authority, the Treasury Department may apply this rule to amounts that are paid as annuities (on

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and after the Annuity Start Date) under annuity contracts issued by the same company to the same owner during any calendar year. In this case, annuity payments could be fully taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts and regardless of whether any amount would otherwise have been excluded from income because of the "exclusion ratio" under the contract.

     POSSIBLE TAX CHANGES. In recent years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, and judicial decisions). Moreover, although unlikely, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

     TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Annuity Start Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, assignment, selection or exchange should contact a competent tax adviser with respect to the potential effects of such a transaction.


     OPTIONAL BENEFIT RIDERS. It is possible that the Internal Revenue Service may take the position that fees deducted for certain optional benefit riders are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees deducted for the optional benefits as taxable withdrawals, which might also be subject to a tax penalty if withdrawn prior to age 59 1/2. Although we do not believe that the fees associated or any optional benefit provided under the Contract should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting any optional benefit under the Contract.


QUALIFIED PLANS -- The Contract may be used with Qualified Plans that meet the requirements of Section 402A, 403(b), 408 or 408A of the Code. If you are purchasing the Contract as an investment vehicle for one of these Qualified Plans, you should consider that the Contract does not provide any additional tax advantage to that already available through the Qualified Plan. However, the Contract does offer features and benefits in addition to providing tax deferral that other investments may not offer, including death benefit protection for your beneficiaries and annuity options which guarantee income for life. You should consult with your financial professional as to whether the overall benefits and costs of the Contract are appropriate considering your circumstances.

     The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. These Qualified Plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Owners, Annuitants, and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. For example, the Company may accept beneficiary designations and payment instructions under the terms of the Contract without regard to any spousal consents that may be required under the plan or the Employee Retirement Income Security Act of 1974 (ERISA). Consequently, an Owner's Beneficiary designation or elected payment option may not be enforceable.

     The amounts that may be contributed to Qualified Plans are subject to limitations that vary depending on the type of Plan. In addition, early distributions from most Qualified Plans may be subject to penalty taxes, or for certain plans, could cause the Plan to be disqualified. Furthermore, distributions from most Qualified Plans are subject to certain minimum distribution rules. Failure to comply with these rules could result in disqualification of the Plan or subject the Owner or Annuitant to penalty taxes. As a result, the minimum distribution rules may limit the availability of certain Annuity Options to certain Annuitants and their beneficiaries. These requirements may not be incorporated into the Company's Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

     The following are brief descriptions of the various types of Qualified Plans and the use of the Contract therewith: SECTION 403(B). Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts, and, subject to certain limitations, to exclude the amount of Purchase Payments from gross income for tax purposes. The Contract may be purchased in connection with a Section 403(b) annuity program.

     Section 403(b) annuities must generally be provided under a plan which meets certain minimum participation, coverage, and nondiscrimination requirements. Each employee's interest in a retirement plan qualified under Code
Section 403(b) must generally be distributed or begin to be distributed not later than April 1 following the calendar year in which the employee reaches age 70 1/2 or retires ("required

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beginning date"). Periodic distributions must not extend beyond the life of the employee or the lives of the employee and a designated beneficiary (or over a period extending beyond the life expectancy of the employee or the joint life expectancy of the employee and a designated beneficiary).

     If an employee dies before reaching his or her required beginning date, the employee's entire interest in the plan must generally be distributed beginning before the close of the calendar year following the year of the employee's death to a designated beneficiary over the life of the beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the designated beneficiary is the employee's surviving spouse, distributions may be delayed until the employee would have reached age 70 1/2. If there is no designated beneficiary or if distributions are not timely commenced, the entire interest must be distributed by the end of the fifth calendar year following the year of death.

     If an employee dies after reaching his or her required beginning date, the employee's interest in the plan must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the employee's death.

     A Section 403(b) annuity contract may be purchased with employer contributions, employee contributions or a combination of both. An employee's rights under a Section 403(b) contract must be nonforfeitable. The contribution limit is similar to the limits on contributions to qualified retirement plans and depends upon, among other things, whether the annuity contract is purchased with employer or employee contributions.

     Amounts used to purchase Section 403(b) annuities generally are excludable from the taxable income of the employee. As a result, all distributions from such annuities are normally taxable in full as ordinary income to the employee. Beginning in 2006, however, employee salary reduction contributions can be made to certain 403(b) annuities on an after-tax basis. See Roth 403(b) below.

     A Section 403(b) annuity contract must prohibit the distribution of employee contributions (including earnings thereon) until the employee: (i) attains age 59 1/2, (ii) has a severance from employment; (iii) dies; (iv) becomes disabled; or (v) incurs a financial hardship (earnings may not be distributed in the event of hardship).

     Distributions from a Section 403(b) annuity contract may be eligible for a tax-free rollover to another eligible retirement plan, including an individual retirement account or annuity (IRA). See "Rollovers."

     ROTH 403(B). Beginning January 1, 2006, employees eligible to make elective salary reduction contributions to a 403(b) annuity contract may designate their elective contributions as "Roth contributions" under Code Section 402A, if the employer agrees to treat the contributions as Roth Contributions under the employer's 403(b) plan. Roth Contributions may be made to this Contract in most states.

     Unlike regular or "traditional" 403(b) contributions, which are made on a pre-tax basis, Roth contributions are made after-tax and must be reported by the employer as currently taxable income of the employee. The employee must specifically designate the contributions as Roth contributions at the time they are made. Roth contributions are always full vested.

     Although Roth contributions are made on an after-tax basis, if they are held in the Contract until certain conditions are met, they are "qualifying distributions" and the income that is earned on the contributions will never be subject to federal income taxes. If a distribution is not qualifying, the income earned on the Roth Contributions is subject to federal income taxes when distributed.

     Roth Contributions may be made up to the same elective contribution limits as apply to a traditional 403(b) contract. If the employee makes elective contribution to both types of contract, the one contribution limit will apply to the total of all contributions, both Roth and traditional. Other types of employer contributions, such as matching contributions or non-elective contributions, can not be made to a Roth contract or account.

     Roth contributions are held in a separate Roth account in the Contract and separate records are kept for earnings in the Roth account. Although amounts in a Roth account are subject to the same distribution restrictions, loan limits, and required minimum distribution rules as traditional 403(b) contributions (including lifetime required minimum distributions), the Company may impose special rules on distributions from Roth accounts and may restrict or forbid loans from Roth accounts.

     The employee may roll over distributions from a Roth 403(b) account to another Roth 403(b) account, or to a Roth IRA. A Roth account may accept a rollover from another Roth 403(b) account, but not a Roth IRA.

     SECTION 408. INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities ("traditional IRAs"). The Contract may be purchased as an IRA. The IRAs described in this paragraph are called "traditional IRAs" to distinguish them from "Roth IRAs."

     IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions must commence. Depending upon the circumstances of the individual, contributions to a traditional IRA may be made on a deductible or non-deductible basis. IRAs may not be transferred, sold, assigned, discounted or pledged as collateral for a loan or other obligation. The annual premium for an IRA may not be fixed and may not exceed (except in the case of a rollover contribution) the lesser of 100% of the individual's taxable compensation or the applicable dollar amount as shown in the table below:

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============================================
        TAX YEAR                AMOUNT
-------------------------- -----------------
        2006-2007               $4,000
   2008 and thereafter          $5,000
============================================


Any refund of premium must be applied to the payment of future premiums or the purchase of additional benefits. If an individual is age 50 or over, the individual may make an additional catch-up contribution to a traditional IRA of $1,000 for each tax year. However, if the individual is covered by an employer-sponsored retirement plan, the amount of IRA contributions the individual may deduct in a year may be reduced or eliminated based on the individual's adjusted gross income for the year ($80,000 for 2007 for a married couple filing a joint return and $50,000 for a single taxpayer in 2007). If the individual's spouse is covered by an employer-sponsored retirement plan but the individual is not, the individual may be able to deduct those contributions to a traditional IRA; however, the deduction will be reduced or eliminated if the adjusted gross income on a joint return is between $150,000 and $160,000. Nondeductible contributions to traditional IRAs must be reported to the IRS in the year made on Form 8606.


     Sale of the Contract for use with IRAs may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contract for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain circumstances. See the IRA Disclosure Statement that accompanies this Prospectus.

     In general, traditional IRAs are subject to minimum distribution requirements similar to those applicable to retirement plans qualified under
Section 403(b) of the Code; however, the required beginning date for traditional IRAs is generally the date that the contract owner reaches age 70 1/2--the contract owner's retirement date, if any, will not affect his or her required beginning date. See "Section 403(b)." Distributions from IRAs are generally taxed under Code Section 72. Under these rules, a portion of each distribution may be excludable from income. The amount excludable from the individual's income is the amount of the distribution that bears the same ratio as the individual's nondeductible contributions bears to the expected return under the IRA.

     Distributions of deductible, pre-tax contributions and earnings from a traditional IRA may be eligible for a tax-free rollover to any kind of eligible retirement plan, including another traditional IRA. In certain cases, a distribution of non-deductible contributions or other after-tax amounts from a traditional IRA may be eligible to be rolled over to another traditional IRA. See "Rollovers."

     SECTION 408A. ROTH IRAS. Section 408A of the Code permits eligible individuals to establish a Roth IRA. The Contract may be purchased as a Roth IRA. Regular contributions may be made to a Roth IRA up to the same contribution limits that apply to traditional IRA contributions. The regular contribution limits are phased out for taxpayers with $95,000 to $110,000 in adjusted gross income ($150,000 to $160,000 for married filing joint returns). Also the taxable balance in a traditional IRA may be rolled over or converted into a Roth IRA for taxpayers with adjusted gross income of up to $100,000. Distributions from Roth 401(k) plans and Roth 403(b)s can be rolled over to a Roth IRA regardless of income.

     Regular contributions to a Roth IRA are not deductible, and rollovers and conversions from a traditional IRA are taxable when completed, but withdrawals that meet certain requirements are not subject to federal income tax on either the original contributions or any earnings. Rollovers of Roth contributions were already taxed when made and are not generally subject to tax when rolled over to a Roth IRA. Sale of the Contract for use with Roth IRAs may be subject to special requirements imposed by the IRS. Purchasers of the Contract for such purposes will be provided with such supplementary information as may be required by the IRS or other appropriate agency, and will have the right to revoke the Contract under certain requirements. Unlike a traditional IRA, Roth IRAs are not subject to minimum required distribution rules during the contract owner's lifetime. Generally, however, the amount remaining in a Roth IRA after the contract owner's death must begin to be distributed by the end of the first calendar year after death, and made in amounts that satisfy IRS required minimum distribution regulations. If there is no beneficiary, or if the beneficiary elects to delay distributions, the account must be distributed by the end of the fifth full calendar year after death of the contract owner.

     ROLLOVERS. A "rollover" is the tax-free transfer of a distribution from one "eligible retirement plan" to another. Distributions which are rolled over are not included in the employee's gross income until some future time.

     If any portion of the balance to the credit of an employee in a Section 403(b) plan (other than Roth sources) is paid to the employee in an "eligible rollover distribution" and the employee transfers any portion of the amount received to an eligible retirement plan, then the amount so transferred is not includable in income. Also, pre-tax distributions from an IRA may be rolled over to another eligible retirement plan. An "eligible rollover distribution" generally means any distribution that is not one of a series of periodic payments made for the life of the distributee or for a specified period of at least ten years. In addition, a required minimum distribution, death distributions (except to a surviving spouse) and certain corrective distributions will not qualify as an eligible rollover distribution. A rollover must be made directly between plans or indirectly within 60 days after receipt of the distribution.

     An "eligible retirement plan" will be another Section 403(b) plan, a traditional individual retirement account or annuity described in Code Section 408.

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For a Roth 403(b) account, a rollover, including a direct rollover, can only be made to the same kind of account in another plan (such as a Roth 403(b) to a Roth 403(b), but not a Roth 403(b)) or to a Roth IRA. In early 2006, the rules for rollovers of Roth distributions have not been made final by the Internal Revenue Service. Anyone attempting to rollover 403(b) contributions should seek competent tax advice.

     A Section 403(b) plan must generally provide a participant receiving an eligible rollover distribution, the option to have the distribution transferred directly to another eligible retirement plan.

     TAX PENALTIES. PREMATURE DISTRIBUTION TAX. Distributions from a Qualified Plan before the participant reaches age 59 1/2 are generally subject to an additional tax equal to 10% of the taxable portion of the distribution. The 10% penalty tax does not apply to distributions: (i) made on or after the death of the employee; (ii) attributable to the employee's disability; (iii) which are part of a series of substantially equal periodic payments made (at least annually) for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and a designated beneficiary and which, for Qualified Plans other than IRAs, begin after the employee terminates employment; (iv) made to an employee after termination of employment after reaching age 55; (v) made to pay for certain medical expenses; (vi) that are exempt withdrawals of an excess contribution; (vii) that are rolled over or transferred in accordance with Code requirements; or (viii) that are transferred pursuant to a decree of divorce or separate maintenance or written instrument incident to such a decree.

     The exception to the 10% penalty tax described in item (iv) above is not applicable to IRAs. However, distributions from an IRA to unemployed individuals can be made without application of the 10% penalty tax to pay health insurance premiums in certain cases. There are two additional exceptions to the 10% penalty tax on withdrawals from IRAs before age 59 1/2: withdrawals made to pay "qualified" higher education expenses and withdrawals made to pay certain "eligible first-time home buyer expenses."


     MINIMUM DISTRIBUTION TAX. If the amount distributed from a Qualified Plan is less than the minimum required distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed. The value of any enhanced death benefits or other optional contract provisions such as the Guaranteed Minimum Income Benefit may need to be taken into account when calculating the minimum required distribution. Consult a tax advisor.


     WITHHOLDING. Periodic distributions (e.g., annuities and installment payments) from a Qualified Plan that will last for a period of ten or more years are generally subject to voluntary income tax withholding. The amount withheld on such periodic distributions is determined at the rate applicable to wages. The recipient of a periodic distribution may generally elect not to have withholding apply.

     Nonperiodic distributions (e.g., lump sums and annuities or installment payments of less than ten years) from a Qualified Plan (other than IRAs) are generally subject to mandatory 20% income tax withholding. However, no withholding is imposed if the distribution is transferred directly to another eligible retirement plan. Nonperiodic distributions from an IRA are subject to income tax withholding at a flat 10% rate. The recipient of such a distribution may elect not to have withholding apply.

     The above description of the federal income tax consequences of the different types of Qualified Plans which may be funded by the Contract offered by this Prospectus is only a brief summary and is not intended as tax advice. The rules governing the provisions of Qualified Plans are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Owner considering adoption of a Qualified Plan and purchase of a Contract in connection therewith should first consult a qualified and competent tax adviser, with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.


OTHER TAX CONSIDERATIONS -

     FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information. GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

     ANNUITY PURCHASES BY RESIDENTS OF PUERTO RICO. The Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

     ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal

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income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

     FOREIGN TAX CREDITS. We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under Federal tax law.


OTHER INFORMATION


INVESTMENT ADVISORY FEES -- You may enter into a separate investment advisory agreement with an investment adviser that provides asset allocation services in connection with your Contract. We are not affiliated with those investment advisers (except our affiliate, Brecek & Young Advisors, Inc.), and we do not supervise or perform due diligence on investment advisers who may provide such asset allocation services. By entering into an agreement with the investment adviser for asset allocation services and executing the Company's investment adviser authorization form, you authorize the investment adviser to allocate your Contract Value among certain Subaccounts and make changes in your allocations from time to time. You also authorize us to deduct amounts from your Contract Value to pay the investment adviser's fee in the amounts and at the times directed by the investment adviser in writing. The investment advisory fee is paid to the investment adviser and is not a Contract charge retained by us. For Non-Qualified Contracts, charges deducted from your Contract Value to pay the investment adviser's fees are taxable distributions to you and may subject you to an additional 10% tax penalty. The investment advisory fee is described more fully in the disclosure statement provided by the investment adviser. You should consult with your representative for details regarding the investment advisory services, including fees and expenses.


VOTING OF UNDERLYING FUND SHARES -- The Company is the legal owner of the shares of Underlying Funds held by the Subaccounts. The Company will exercise voting rights attributable to the shares of each Underlying Fund held in the Subaccounts at any regular and special meetings of the shareholders of the Underlying Funds on matters requiring shareholder voting under the 1940 Act. In accordance with its view of presently applicable law, the Company will exercise its voting rights based on instructions received from persons having the voting interest in corresponding Subaccounts. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Funds in its own right, it may elect to do so.

     The person having the voting interest under a Contract is the Owner. Unless otherwise required by applicable law, the number of shares of a particular Underlying Fund as to which voting instructions may be given to the Company is determined by dividing your Contract Value in the corresponding Subaccount on a particular date by the net asset value per share of the Underlying Fund as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the same date established by the Underlying Fund for determining shareholders eligible to vote at the meeting of the Underlying Fund. If required by the SEC, the Company reserves the right to determine in a different fashion the voting rights attributable to the shares of the Underlying Funds. Voting instructions may be cast in person or by proxy.

     Voting rights attributable to your Contract Value in a Subaccount for which no timely voting instructions are received will be voted by the Company in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Subaccount.

SUBSTITUTION OF INVESTMENTS -- The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions for, or combinations of the securities that are held by the Separate Account or any Subaccount or that the Separate Account or any Subaccount may purchase. If shares of any or all of the Underlying Funds should no longer be available for investment, or if the Company management believes further investment in shares of any or all of the Underlying Funds should become inappropriate in view of the purposes of the Contract, the Company may substitute shares of another Underlying Fund or of a different fund for shares already purchased, or to be purchased in the future under the Contract. Substituted fund shares may have higher fees and expenses. The Company may also purchase, through the Subaccount, other securities for other classes or contracts, or permit a conversion between classes of contracts on the basis of requests made by Owners.

     In connection with a substitution of any shares attributable to an Owner's interest in a Subaccount or the Separate Account, the Company will, to the extent required under applicable law, provide notice, seek Owner approval, seek prior approval of the SEC, and comply with the filing or other procedures established by applicable state insurance regulators.

     The Company also reserves the right to establish additional Subaccounts of the Separate Account that would invest in a new Underlying Fund or in shares of

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another investment company, a series thereof, or other suitable investment vehicle. The Company may establish new Subaccounts in its sole discretion, and will determine whether to make any new Subaccount available to existing Owners. The Company may also eliminate or combine one or more Subaccounts to all or only certain classes of Owners if, in its sole discretion, marketing, tax, or investment conditions so warrant.

     Subject to compliance with applicable law, the Company may transfer assets to the General Account. The Company also reserves the right, subject to any required regulatory approvals, to transfer assets of the Separate Account or any Subaccount to another separate account or Subaccount.

     In the event of any such substitution or change, the Company may, by appropriate endorsement, make such changes in these and other contracts as may be necessary or appropriate to reflect such substitution or change. If the Company believes it to be in the best interests of persons having voting rights under the Contract, the Separate Account may be operated as a management investment company under the 1940 Act or any other form permitted by law. The Separate Account may be de-registered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of the Company or an affiliate thereof. Subject to compliance with applicable law, the Company also may establish a committee, board, or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW AND AMENDMENTS -- The Company reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered and to make any change to the provisions of the Contract to comply with, or give Owners the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for annuity contracts and retirement plans under the Internal Revenue Code and regulations thereunder or any state statute or regulation.

REPORTS TO OWNERS -- The Company will send you annually a statement setting forth a summary of the transactions that occurred during the year, and indicating the Contract Value as of the end of each year. In addition, the statement will indicate the allocation of Contract Value among the Subaccounts and any other information required by law. The Company will also send confirmations upon Purchase Payments, transfers, and full and partial withdrawals. The Company may confirm certain transactions on a quarterly basis. These transactions include purchases under an Automatic Investment Program, transfers under the Dollar Cost Averaging and Asset Reallocation Options, systematic withdrawals and annuity payments.

     You will also receive annual and semiannual reports containing financial statements for those Underlying Funds corresponding to the Subaccounts to which you have allocated your Contract Value. Such reports will include a list of the portfolio securities of the Underlying Fund, as required by the 1940 Act, and/or such other reports the federal securities laws may require.

ELECTRONIC PRIVILEGES -- If the Electronic Privileges section of the application or the proper form has been completed, signed, and filed at the Company's Administrative Office, you may: (1) request a transfer of Contract Value and make changes in your Purchase Payment allocation and to an existing Dollar Cost Averaging or Asset Reallocation option by telephone; (2) request a transfer of Contract Value electronically via facsimile; and (3) request a transfer of Contract Value through the Company's Internet web site. If you elect Electronic Privileges, you automatically authorize your financial representative to make transfers of Contract Value and changes in your purchase payment allocation or Dollar Cost Averaging or Asset Allocation option, on your behalf.

     Any telephone or electronic device, whether it is the Company's, yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent the Company's processing of your transfer request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by writing to our Administrative Office.

     The Company has established procedures to confirm that instructions communicated by telephone are genuine and will not be liable for any losses due to fraudulent or unauthorized instructions provided it complies with its procedures. The Company's procedures require that any person requesting a transfer by telephone provide the account number and the Owner's tax identification number and such instructions must be received on a recorded line. The Company reserves the right to deny any telephone transfer request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations) or are otherwise unavailable, you may not be able to request transfers by telephone and would have to submit written requests.

     By authorizing telephone transfers, you authorize the Company to accept and act upon telephonic instructions for transfers involving your Contract. There are risks associated with telephone transactions that do not occur if a written request is submitted. Anyone authorizing or making telephone requests bears those risks. You agree that neither the Company, any of its affiliates, nor any Underlying Fund, will be liable for any loss, damages, cost, or expense (including attorneys' fees) arising out of any telephone requests; provided that the Company effects such request in accordance with its procedures. As a result of this policy on telephone requests, you bear the risk of loss arising from the telephone transfer privilege. The Company may

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discontinue, modify, or suspend the telephone transfer privilege at any time.


STATE VARIATIONS -- The Prospectus and Statement of Additional Information provide a general description of the material terms and features of the Contract. Certain provisions of your contract may be different than the general description in this Prospectus and the Statement of Additional Information, and certain riders, endorsements, and options may not be available, because of legal restrictions in your state. Your registered representative can provide specific information that may be applicable to your state. If you would like to review a copy of your contract and its endorsements and riders, if any, contact the Company's Administrative Office.


LEGAL PROCEEDINGS -- The Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are no legal proceedings pending or threatened to which the Company, the Separate Account, or Security Distributors, Inc. ("SDI") is a party that are reasonably likely to materially affect the Separate Account or the Company's ability to meet its obligations under the Contract, or SDI's ability to perform its contract with the Separate Account.

     In 2003 and 2004, the SEC requested information from the Company relating to market timing and late trading of mutual funds and variable insurance products. The Company believes that these inquiries were similar to those made to many financial service companies as part of an industry-wide investigation by the SEC into the practices, policies, and procedures relating to trading in mutual fund shares. The Company responded to the information requests and is not aware of any problems with respect to such matters involving the Company, SDI, or the Separate Account.

LEGAL MATTERS -- Amy J. Lee, Esq., Associate General Counsel of the Company, has passed upon legal matters in connection with the issue and sale of the Contracts described in this Prospectus, the Company's authority to issue the Contract under Kansas law, and the validity of the forms of the Contract under Kansas law.

SALE OF THE CONTRACT -- The Company currently offers the Contract on a continuous basis. The Company anticipates continuing to offer the Contract but reserves the right to discontinue the offering.

     PRINCIPAL UNDERWRITER. The Company has entered into a principal underwriting agreement with its affiliate, Security Distributors, Inc. ("SDI"), for the distribution and sale of the Contract. SDI's home office is located at One Security Benefit Place, Topeka, Kansas 66636-0001. SDI, a wholly-owned subsidiary of Security Benefit Corporation, is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of NASD, Inc.


     SDI does not sell the Contract directly to purchasers. The Contract is offered to the public through registered representatives of broker-dealers (including Brecek & Young Advisors, Inc., an affiliate of the Company and SDI) that have entered into selling agreements with the Company and SDI for the sale of the Contract (collectively, "Selling Broker-Dealers"). Registered representatives must be licensed as insurance agents by applicable state insurance authorities and appointed agents of the Company in order to sell the Contract. The Company pays commissions to Selling Broker-Dealers through SDI. During fiscal years 2006, 2005 and 2004, the amounts paid to SDI in connection with all Contracts sold through the Separate Account were $68,996,259, $5,524,321, and $4,849,070, respectively. SDI passes through commissions it receives to Selling Broker-Dealers for their sales and does not retain any portion of commissions in return for its services as principal underwriter for the Contract. However, the Company may pay some or all of SDI's operating and other expenses, including the following sales expenses: compensation and bonuses for SDI's management team, advertising expenses, and other expenses of distributing the Contract. In addition, the Company pays SDI an annual payment of 0.75% of all Purchase Payments received under variable annuity contracts issued by the Company to support SDI's ongoing operations.

     SELLING BROKER-DEALERS. The Company may pay commissions to Selling Broker-Dealers in connection with the promotion and sale of the Contract according to one or more schedules. A portion of any payments made to Selling Broker-Dealers may be passed on to their registered representatives in accordance with their internal compensation programs. The Company may use any of its corporate assets to pay commissions and other costs of distributing the Contract, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contract. Commissions and other incentives or payments described below are not charged directly to Owners or the Separate Account. The Company intends to recoup commissions and other sales expenses through fees and charges deducted under the Contract or from its General Account.

     COMPENSATION PAID TO ALL SELLING BROKER-DEALERS. The Company does not expect to pay commissions as a percentage of initial and subsequent Purchase Payments at the time it receives them. It may pay the Selling Broker-Dealer a percentage of Contract Value on an ongoing basis in consideration of the Selling Broker-Dealers' obligation to supervise their registered representatives that sell the Contract. While the amount

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and timing of compensation may vary depending on the selling agreement, the Company does not expect compensation to exceed 0.15% annually of average Contract Value and does not expect to pay any commissions as a percentage of initial and subsequent purchase payments. The Company also pays non-cash compensation in connection with the sale of the Contract, including conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items. The Company may periodically establish commission specials; however, unless otherwise stated, commissions paid under these specials will not exceed an additional 0.10% annually of average Contract Value.

     The registered representative who sells you the Contract may receives a portion of the compensation the Company pays to his or her Selling Broker-Dealer, depending on the agreement between the Selling Broker-Dealer and your registered representative and the Selling Broker-Dealer's internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. ASK YOUR REGISTERED REPRESENTATIVE FOR FURTHER INFORMATION ABOUT WHAT HE OR SHE AND THE SELLING BROKER-DEALER FOR WHOM HE OR SHE WORKS MAY RECEIVE IN CONNECTION WITH YOUR PURCHASE OF A CONTRACT.


     ADDITIONAL COMPENSATION PAID TO SELECTED SELLING BROKER-DEALERS. In addition to ordinary commissions and non-cash compensation, the Company may pay additional compensation to selected Selling Broker-Dealers. These payments may be: (1) trail commissions or persistency payments, which are periodic payments based on contract values of the Company's variable insurance contracts (including Contract Values of the Contract) or other persistency standards; (2) preferred status fees (which may be in the form of a higher percentage of ordinary commission) paid to obtain preferred treatment of the Contract in Selling Broker-Dealers' marketing programs, including enhanced marketing services and increased access to their registered representatives; (3) one-time bonus payments for their participation in sales promotions with regard to the Contract; (4) periodic bonus payments calculated as a percentage of the average contract value of the Company's variable insurance contracts (including the Contract) sold by the Selling Broker-Dealer during the calendar year of payment; and (5) reimbursement of industry conference fees paid to help defray the costs of sales conferences and educational seminars for the Selling Broker-Dealers' registered representatives. The following list sets forth the names of the top fifteen Selling Broker-Dealers that received additional compensation from the Company in 2006 in connection with the sale of its variable annuity contracts, variable life insurance policies, and other insurance products (including the Contract): Vantage Securities, Inc., OFG Financial Services, Inc., Aquarius Fund Distributors, Inc., Brecek & Young Advisors, Inc., Morgan Keegan & Company, Inc., Legend Equities Corporation, PlanMember Securities Corporation, Retirement Plan Advisors, Inc., Lincoln Investment Planning, Inc., Questar Capital Corporation, Geneos Wealth Management, Inc. GWN Securities Inc., Capital Financial Services, Inc., Ohio Savings Securities, Inc., and SIMCO Financial.


     These additional compensation arrangements are not offered to all Selling Broker-Dealers and the terms of such arrangements and the payments made thereunder may differ substantially among Selling Broker-Dealers. The payments may be significant and may be calculated in different ways by different Selling Broker-Dealers. These arrangements are designed to specially encourage the sale of the Company's products (and/or its affiliates' products) by such Selling Broker-Dealers. The prospect of receiving, or the receipt of, additional compensation may provide Selling Broker-Dealers and/or their registered representatives with an incentive to favor sales of the Contract over other variable annuity contracts (or other investments) with respect to which a Selling Broker-Dealer does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Contract. ASK YOUR REGISTERED REPRESENTATIVE FOR FURTHER INFORMATION ABOUT WHAT HE OR SHE AND THE SELLING BROKER-DEALER FOR WHOM HE OR SHE WORKS MAY RECEIVE IN CONNECTION WITH YOUR PURCHASE OF A CONTRACT.


     ADDITIONAL COMPENSATION PAID TO AFFILIATED SELLING BROKER-DEALERS. In addition to ordinary commissions, non-cash compensation, and additional compensation, the Company pays some or all of the operating and other expenses of its affiliated Selling Broker-Dealer, Brecek & Young Advisors, Inc. ("Brecek"), such as paid-in-capital, overhead, and legal and accounting fees. SDI also pays Brecek a marketing allowance equal to 0.50% of its aggregate sales of variable annuity contracts issued by the Company (and its affiliates); however, such marketing allowance is not paid with respect to sales of the Contract. Brecek does not pay any portion of such marketing allowance to its registered representatives. Brecek pays its registered representatives a portion of the commissions received for their sales of the Contract in accordance with its respective internal compensation program.


PERFORMANCE INFORMATION


     Performance information for the Subaccounts, including the yield and effective yield of the Rydex VT U.S. Government Money Market Subaccount, and the total return of all Subaccounts may appear in advertisements, reports, and promotional literature to current or prospective Owners.


     Current yield for the Rydex VT U.S. Government Money Market Subaccount will be based on income

--------------------------------------------------------------------------------
                                       43
received by a hypothetical investment over a given 7-day period (less expenses accrued during the period), and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks, stated in terms of an annual percentage return on the investment). "Effective yield" for the Rydex VT U.S. Government Money Market Subaccount is calculated in a manner similar to that used to calculate yield, but reflects the compounding effect of earnings. During extended periods of low interest rates, and due in part to Contract fees and expenses, the yields of the Rydex VT U.S. Government Money Market Subaccount may also become extremely low and possibly negative.


     Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five, and ten years (or, if less, up to the life of the Subaccount), and will reflect the deduction of the administration charge, mortality and expense risk charge, rider charges, and withdrawal charge and may simultaneously be shown for other periods.


     Quotations of yield and effective yield do not reflect deduction of the withdrawal charge, and total return figures may be quoted that do not reflect deduction of the charge. If reflected, the performance figures quoted would be lower. Such performance information will be accompanied by total return figures that reflect deduction of the withdrawal charge that would be imposed if Contract Value were withdrawn at the end of the period for which total return is quoted.

     Although the Contract was not available for purchase until [__________], certain of the Underlying Funds were in existence prior to that date. Performance information for the Subaccounts may also include quotations of total return for periods beginning prior to the availability of the Contracts that incorporate the performance of the Underlying Funds.

     Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics, and quality of the Underlying Fund in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine yield and total return for the Subaccounts, see the Statement of Additional Information.

ADDITIONAL INFORMATION

REGISTRATION STATEMENT -- A Registration Statement under the 1933 Act has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all the information included in the Registration Statement, certain portions of which, including the Statement of Additional Information, have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, DC, upon payment of the SEC's prescribed fees and may also be obtained from the SEC's web site (http://www.sec.gov).


FINANCIAL STATEMENTS -- The unaudited consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries at December 31, 2006 and the year then ended, and the audited consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, are included in the Statement of Additional Information. Also included in the Statement of Additional Information are the unaudited financial statements of Variable Annuity Account XIV at December 31, 2006 and the year then ended and audited financial statements of Variable Annuity Account XIV at December 31, 2005, and for each of the specified periods ended December 31, 2005, or for portions of such periods as disclosed in the financial statements.


TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION

     The Statement of Additional Information contains more specific information and financial statements relating to Security Benefit Life Insurance Company and Subsidiaries. The table of contents of the Statement of Additional Information is set forth below:

GENERAL INFORMATION AND HISTORY
   Safekeeping of Assets

METHOD OF DEDUCTING THE EXCESS CHARGE
LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED
   RETIREMENT PLANS
   Section 403(b)
   Roth 403(b)

   Sections 408 and 408A

PERFORMANCE INFORMATION
EXPERTS

FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
                                       44

OBJECTIVES FOR UNDERLYING FUNDS

--------------------------------------------------------------------------------
There is no guarantee that the investment objective of any Underlying Fund will be met.
--------------------------------------------------------------------------------

MORE DETAILED INFORMATION REGARDING THE INVESTMENT OBJECTIVES, RESTRICTIONS AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION MAY BE FOUND IN THE RESPECTIVE UNDERLYING FUND PROSPECTUS. PROSPECTUSES FOR THE UNDERLYING FUNDS SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

============================================================================================================================
                            SHARE CLASS
     UNDERLYING FUND      (IF APPLICABLE)        INVESTMENT OBJECTIVE                      INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital             Series I     Growth of capital                  AIM Advisors, Inc.
Appreciation Fund                                                            11 Greenway Plaza, Suite 100
                                                                             Houston, TX 77046-1173
----------------------------------------------------------------------------------------------------------------------------
AIM V.I. International       Series II    Long-term growth of capital        AIM Advisors, Inc.
Growth Fund                                                                  11 Greenway Plaza, Suite 100
                                                                             Houston, TX 77046-1173
----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Mid Cap Core        Series II    Long-term growth of capital        AIM Advisors, Inc.
Equity Fund                                                                  11 Greenway Plaza, Suite 100
                                                                             Houston, TX 77046-1173
----------------------------------------------------------------------------------------------------------------------------
Direxion Dynamic VP HY                    To maximize total return           Rafferty Asset Management, LLC
Bond Fund                                                                    500 Fifth Avenue, Suite 415
                                                                             New York, NY 10110
                                                                             (Investment Adviser)

                                                                             Transamerica Investment Management, LLC
                                                                             1150 South Olive Street
                                                                             Los Angeles, CA
                                                                             (Sub-adviser)
----------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF                   Service     Long-term capital growth           The Dreyfus Corporation
International Value                                                          200 Park Avenue
Portfolio                                                                    New York, NY 10166
----------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S.                   Current income                     Federated Investment Management Company
Government Securities II                                                     Federated Investors Tower
                                                                             1001 Liberty Avenue
                                                                             Pittsburgh, PA 15222
----------------------------------------------------------------------------------------------------------------------------
Federated High Income         Service     High current income                Federated Investment Management Company
Bond Fund II                                                                 Federated Investors Tower
                                                                             1001 Liberty Avenue
                                                                             Pittsburgh, PA 15222

----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Contrafund    Service     Long-term capital appreciation     Fidelity Management & Research Company
                              Class 2                                        82 Devonshire Street
                                                                             Boston, MA 02109
                                                                             (Investment Adviser)

                                                                             FMR Co., Inc.; Fidelity Management Research
                                                                             (U.K.) Inc.; Fidelity Management & Research
                                                                             (Far East) Inc.; and Fidelity Investments
                                                                             Japan Limited (Sub-advisers)
----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Growth        Service     Capital growth                     Fidelity Management & Research Company
Opportunities                 Class 2                                        82 Devonshire Street
                                                                             Boston, MA 02109
                                                                             (Investment Adviser)

                                                                             FMR Co., Inc.; Fidelity Management Research
                                                                             (U.K.) Inc.; Fidelity Management & Research
                                                                             (Far East) Inc.; and Fidelity Investments
                                                                             Japan Limited (Sub-advisers)
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       45


============================================================================================================================
                            SHARE CLASS
     UNDERLYING FUND      (IF APPLICABLE)        INVESTMENT OBJECTIVE                      INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Index 500   Service       Investment results that            Fidelity Management & Research Company
                            Class 2       correspond to the total return of  82 Devonshire Street
                                          common stocks publicly traded in   Boston, MA 02109
                                          the United States, as represented  (Investment Adviser)
                                          by the S&P 500(R)
                                                                             FMR Co., Inc.
                                                                             (Sub-adviser)
----------------------------------------------------------------------------------------------------------------------------
Fidelity(R) VIP Investment  Service       High level of current incme as is  Fidelity Management & Research Company
Grade Bond                  Class 2       consistent with the preservation   82 Devonshire Street
                                          of capital                         Boston, MA 02109
                                                                             (Investment Adviser)

                                                                             Fidelity Investments Money Management, Inc.
                                                                             One Spartan Way
                                                                             Merrimack, NH 03054
                                                                             (Sub-adviser)
----------------------------------------------------------------------------------------------------------------------------
Franklin Small-Mid Cap        Class 2     Long-term capital growth           Franklin Advisers, Inc.
Growth Securities Fund                                                       One Franklin Parkway
                                                                             San Mateo, CA 94403
----------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT          Class I     Long-term growth of capital;       Neuberger Berman Management Inc.
Guardian Portfolio                        current income as secondary        605 Third Avenue
                                                                             New York, NY 10158
                                                                             (Investment Adviser)

                                                                             Neuberger Berman, LLC
                                                                             605 Third Avenue
                                                                             New York, NY 10158
                                                                             (Sub-adviser)
----------------------------------------------------------------------------------------------------------------------------
Neuberger Berman AMT          Class I     Growth of capital                  Neuberger Berman Management Inc.
Partners Portfolio                                                           605 Third Avenue
                                                                             New York, NY 10158
                                                                             (Investment Adviser)

                                                                             Neuberger Berman, LLC
                                                                             605 Third Avenue
                                                                             New York, NY 10158
                                                                             (Sub-adviser)

----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street       Service     Capital appreciation               OppenheimerFunds, Inc.
Small Cap Fund(R)/VA                                                         Two World Financial Center
                                                                             225 Liberty Street, 11th Floor
                                                                             New York, NY 10281
----------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Low             Administrative  Maximum real return consistent     Pacific Investment Management Company LLC
Duration  Portfolio                       with preservation of capital and   840 Newport Center Drive, Suite 100
                                          prudent investment management      Newport Beach, CA 92660
----------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Real            Administrative  Maximum real return consistent     Pacific Investment Management Company LLC
Return Portfolio                          with preservation of real capital  840 Newport Center Drive, Suite 100 and prudent investment management  Newport Beach, CA 92660
----------------------------------------------------------------------------------------------------------------------------
PIMCO VIT StocksPLUS(R)   Administrative  The Portfolio seeks total return   Pacific Investment Management Company LLC
Growth & Income                           which exceeds that of the S&P 500. 840 Newport Center Drive, Suite 100
                                                                             Newport Beach, CA 92660
----------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return    Administrative  Maximum total return consistent    Pacific Investment Management Company LLC
Return Portfolio                          with preservation of capital and   840 Newport Center Drive, Suite 100
                                          prudent investment management      Newport Beach, CA 92660
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       46


============================================================================================================================
                            SHARE CLASS
     UNDERLYING FUND      (IF APPLICABLE)        INVESTMENT OBJECTIVE                      INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
RVT CLS AdvisorOne                        Long-term growth of capital        Rydex Investments
Amerigo Fund                              without regard to current income   9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
                                                                             (Investment Adviser)

                                                                             Clarke Lanzen Skalla Investment Firm, LLC
                                                                             4020 South 147th St.
                                                                             Omaha, NE 68137
                                                                             (Sub-adviser)
----------------------------------------------------------------------------------------------------------------------------
RVT CLS AdvisorOne                        To provide growth of capital and   Rydex Investments
Berolina                                  total return.                      9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
                                                                             (Investment Adviser)

                                                                             Clarke Lanzen Skalla Investment Firm, LLC
                                                                             4020 South 147th St.
                                                                             Omaha, NE 68137
                                                                             (Sub-adviser)
----------------------------------------------------------------------------------------------------------------------------
RVT CLS AdvisorOne                        Current income and growth of       Rydex Investments
Clermont Fund                             capital                            9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
                                                                             (Investment Adviser)

                                                                             Clarke Lanzen Skalla Investment Firm, LLC
                                                                             4020 South 147th St.
                                                                             Omaha, NE 68137
                                                                             (Sub-adviser)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Absolute Return                  To provide capital appreciation    Rydex Investments
Strategies                                consistent with the return and     9601 Blackwell Rd., Suite 500
                                          risk characteristics of the hedge  Rockville, MD 20850
                                          fund universe.
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Banking Fund                     Capital appreciation               Rydex Investments
                                                                             9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Basic Materials                  Capital appreciation               Rydex Investments
Fund                                                                         9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Biotechnology                    Capital appreciation               Rydex Investments
Fund                                                                         9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Commodities Fund                 Seeks to provide investment        Rydex Investments
                                          results that correlate to the      9601 Blackwell Rd., Suite 500
                                          performance of a benchmark for     Rockville, MD 20850
                                          commodities. The Fund's current
                                          benchmark is the GSCI(R) Total
                                          Return Index.
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Consumer                         Capital appreciation               Rydex Investments
Products Fund                                                                9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Dynamic Dow Fund                 Investment results that correlate  Rydex Investments
                                          to the performance of a specific   9601 Blackwell Rd., Suite 500
                                          benchmark                          Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Dynamic OTC Fund                 Investment results that will       Rydex Investments
                                          match the performance of a         9601 Blackwell Rd., Suite 500
                                          specific benchmark on a daily      Rockville, MD 20850
                                          basis
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       47


============================================================================================================================
                            SHARE CLASS
     UNDERLYING FUND      (IF APPLICABLE)        INVESTMENT OBJECTIVE                      INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Rydex VT Dynamic                          To provide investment results      Rydex Investments
Russell 2000(R)                           that match the performance of a    9601 Blackwell Rd., Suite 500
                                          specific benchmark on a daily
                                          Rockville, MD 20850 basis. The Fund's
                                          current benchmark is 200% of the
                                          performance of the Russell 2000
                                          Index(R) (the "underlying index").
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Dynamic S&P 500                  Investment results that will       Rydex Investments
Fund                                      match the performance of a         9601 Blackwell Rd., Suite 500
                                          specific benchmark on a daily      Rockville, MD 20850
                                          basis
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Dynamic                          Investment results that will       Rydex Investments
Strengthening Dollar Fund                 match the performance of a         9601 Blackwell Rd., Suite 500
                                          specific benchmark on a daily      Rockville, MD 20850
                                          basis
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Dynamic                          Investment results that will       Rydex Investments
Weakening Dollar Fund                     match the performance of a         9601 Blackwell Rd., Suite 500
                                          specific benchmark on a daily      Rockville, MD 20850
                                          basis
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Electronics Fund                 Capital appreciation               Rydex Investments
                                                                             9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Energy Fund                      Capital appreciation               Rydex Investments
                                                                             9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Energy Services                  Capital appreciation               Rydex Investments
Fund                                                                         9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT EP Aggressive                    Each EPT Fund is a "fund of        Rydex Investments
                                          funds," which means that each      9601 Blackwell Rd., Suite 500
                                          Fund seeks to achieve its          Rockville, MD 20850
                                          investment objective by investing
                                          primarily in other Rydex mutual
                                          funds (the "underlying funds")
                                          instead of in individual
                                          securities.
----------------------------------------------------------------------------------------------------------------------------
Rydex VT EP Conservative                  Each EPT Fund is a "fund of        Rydex Investments
                                          funds," which means that each      9601 Blackwell Rd., Suite 500
                                          Fund seeks to achieve its          Rockville, MD 20850
                                          investment objective by investing
                                          primarily in other Rydex mutual
                                          funds (the "underlying funds")
                                          instead of in individual
                                          securities.
----------------------------------------------------------------------------------------------------------------------------
Rydex VT EP Moderate                      Each EPT Fund is a "fund of        Rydex Investments
                                          funds," which means that each      9601 Blackwell Rd., Suite 500
                                          Fund seeks to achieve its          Rockville, MD 20850
                                          investment objective by investing
                                          primarily in other Rydex mutual
                                          funds (the "underlying funds")
                                          instead of in individual
                                          securities.
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Europe                           Investment results that correlate  Rydex Investments
Advantage Fund                            to the performance of a specific   9601 Blackwell Rd., Suite 500
                                          benchmark                          Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Financial                        Capital appreciation               Rydex Investments
Services Fund                                                                9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Government Long                  Investment results that            Rydex Investments
Bond Advantage Fund                       correspond to a benchmark for      9601 Blackwell Rd., Suite 500
                                          U.S. Government securities         Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       48


============================================================================================================================
                            SHARE CLASS
     UNDERLYING FUND      (IF APPLICABLE)        INVESTMENT OBJECTIVE                      INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Health Care Fund                 Capital appreciation               Rydex Investments
                                                                             9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Hedged Equity                    To provide capital appreciation    Rydex Investments
                                          consistent with the return and     9601 Blackwell Rd., Suite 500
                                          risk characteristics of the        Rockville, MD 20850
                                          long/short hedge fund universe.
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Internet Fund                    Capital appreciation               Rydex Investments
                                                                             9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Inverse Dynamic                  Investment results that will       Rydex Investments
Dow Fund                                  match the performance of a         9601 Blackwell Rd., Suite 500
                                          specific benchmark on a daily      Rockville, MD 20850
                                          basis
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Inverse                          Total return                       Rydex Investments
Government Long Bond Fund                                                    9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Inverse Mid Cap                  Investment results that will       Rydex Investments
Fund                                      match the performance of a         9601 Blackwell Rd., Suite 500
                                          specific benchmark                 Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Inverse OTC Fund                 Investment results that will       Rydex Investments
                                          match the performance of a         9601 Blackwell Rd., Suite 500
                                          specific benchmark                 Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Inverse                          Investment results that will       Rydex Investments
Russell 2000(R) Fund                      match the performance of a         9601 Blackwell Rd., Suite 500
                                          specific benchmark                 Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Inverse                          Investment results that will       Rydex Investments
S&P 500 Fund                              inversely correlate to the         9601 Blackwell Rd., Suite 500
                                          performance of the                 Rockville, MD 20850
                                          S&P 500 Index(TM)
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Japan Advantage                  Investment results that correlate  Rydex Investments
Fund                                      to the performance of a specific   9601 Blackwell Rd., Suite 500
                                          benchmark                          Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Large Cap                        Investment results that will       Rydex Investments
Growth Fund                               match the performance of a         9601 Blackwell Rd., Suite 500
                                          benchmark for large cap growth     Rockville, MD 20850
                                          securities
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Large Cap Value                  Investment results that will       Rydex Investments
Fund                                      match the performance of a         9601 Blackwell Rd., Suite 500
                                          benchmark for large cap value      Rockville, MD 20850
                                          securities
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Leisure Fund                     Capital appreciation               Rydex Investments
                                                                             9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Mid Cap                          Investment results that will       Rydex Investments
Advantage Fund                            match the performance of a         9601 Blackwell Rd., Suite 500
                                          benchmark for mid-cap securities   Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Mid Cap Growth                   Investment results that will       Rydex Investments
Fund                                      match the performance of a         9601 Blackwell Rd., Suite 500
                                          benchmark for mid-cap growth       Rockville, MD 20850
                                          securities
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Mid Cap Value                    Investment results that will       Rydex Investments
Fund                                      match the performance of a         9601 Blackwell Rd., Suite 500
                                          benchmark for mid-cap value        Rockville, MD 20850
                                          securities
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Multi-Cap Core                   Long-term capital appreciation.    Rydex Investments
Equity                                                                       9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       49


============================================================================================================================
                            SHARE CLASS
     UNDERLYING FUND      (IF APPLICABLE)        INVESTMENT OBJECTIVE                      INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Nova Fund                        Investment results that will       Rydex Investments
                                          match the performance of a         9601 Blackwell Rd., Suite 500
                                          specific benchmark on a daily      Rockville, MD 20850
                                          basis
----------------------------------------------------------------------------------------------------------------------------
Rydex VT OTC Fund                         Investment results that will       Rydex Investments
                                          match the performance of a         9601 Blackwell Rd., Suite 500
                                          specific benchmark for             Rockville, MD 20850
                                          over-the-counter securities
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Precious Metals                  Capital appreciation               Rydex Investments
Fund                                                                         9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Real Estate Fund                 Capital appreciation               Rydex Investments
                                                                             9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Retailing Fund                   Capital appreciation               Rydex Investments
                                                                             9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Russell                          Investment results that will       Rydex Investments
2000(R) Advantage Fund                    match the performance of a         9601 Blackwell Rd., Suite 500
                                          benchmark for small-cap securities Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Sector Rotation                  Long-term capital appreciation     Rydex Investments
Fund                                                                         9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Small Cap                        Investment results that will       Rydex Investments
Growth Fund                               match the performance of a         9601 Blackwell Rd., Suite 500
                                          benchmark for small-cap growth     Rockville, MD 20850
                                          securities
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Small Cap Value                  Investment results that will       Rydex Investments
Fund                                      match the performance of a         9601 Blackwell Rd., Suite 500
                                          benchmark for small-cap value      Rockville, MD 20850
                                          securities
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Technology Fund                  Capital appreciation               Rydex Investments
                                                                             9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT                                  Capital appreciation               Rydex Investments
Telecommunications Fund                                                      9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Transportation                   Capital appreciation               Rydex Investments
Fund                                                                         9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT U.S. Government                  Security of principal, high        Rydex Investments
Money Market Fund                         current income, and liquidity      9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
Rydex VT Utilities Fund                   Capital appreciation               Rydex Investments
                                                                             9601 Blackwell Rd., Suite 500
                                                                             Rockville, MD 20850
----------------------------------------------------------------------------------------------------------------------------
SBL Fund Series D                         Long-term growth of capital        Security Management Company, LLC
(SBL Global)                                                                 One Security Benefit Place
                                                                             Topeka, KS 66636
                                                                             (Investment Adviser)

                                                                             OppenheimerFunds, Inc.
                                                                             498 Seventh Avenue
                                                                             New York, NY 10018
                                                                             (Sub-adviser)
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                       50


============================================================================================================================
                            SHARE CLASS
     UNDERLYING FUND      (IF APPLICABLE)        INVESTMENT OBJECTIVE                      INVESTMENT ADVISER
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
SBL Fund Series Q                         Long-term capital appreciation     Security Management Company, LLC
(SBL Small Cap Value)                                                        One Security Benefit Place
                                                                             Topeka, KS 66636
                                                                             (Investment Adviser)

                                                                             Wells Capital Management Inc.
                                                                             525 Market Street
                                                                             San Francisco, CA 94105
                                                                             (Sub-adviser)
----------------------------------------------------------------------------------------------------------------------------
Templeton Developing          Class 2     Long-term capital appreciation     Templeton Asset Management LTD.
Markets Securities Fund                                                      7 Temasek Boulevard, #38-03
                                                                             Suntec Tower 1, Singapore 038987
----------------------------------------------------------------------------------------------------------------------------
Templeton Foreign             Class 2     Long-term capital growth           Templeton Investment Counsel, LLC
Securities Fund                                                              Broward Financial Center, Suite 2100
                                                                             Fort Lauderdale, FL 33394
----------------------------------------------------------------------------------------------------------------------------
Van Kampen LIT               Class II     High current return consistent     Van Kampen Asset Management
Government Portfolio                      with preservation of capital       1221 Avenue of the Americas
                                                                             New York, NY 10020
----------------------------------------------------------------------------------------------------------------------------
Wells Fargo Advantage                     Long-term capital appreciation     Wells Capital Management Inc.
Opportunity VT Fund                                                          525 Market Street
                                                                             San Francisco, CA 94105
============================================================================================================================

--------------------------------------------------------------------------------
                                       51

--------------------------------------------------------------------------------
                        ELITEDESIGNS(SM) VARIABLE ANNUITY



                        SBL VARIABLE ANNUITY ACCOUNT XIV
                             DATED MARCH __, 2007


                       STATEMENT OF ADDITIONAL INFORMATION

                  INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED
                            VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                           ONE SECURITY BENEFIT PLACE
                            TOPEKA, KANSAS 66636-0001
                                 1-800-888-2461

                                MAILING ADDRESS:
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                                 P.O. BOX 750497
                            TOPEKA, KANSAS 66675-0497
                                 1-800-888-2461



This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Prospectus for the EliteDesigns Variable Annuity dated March __, 2007, as it may be supplemented from time to time. A copy of the Prospectus may be obtained from the Company by calling 1-800-888-2461 or by writing P.O. Box 750497, Topeka, Kansas 66675-0497.



--------------------------------------------------------------------------------
V6922A (R5-06)                                                       32-69225-01

                                TABLE OF CONTENTS

                                                                                                                        Page

GENERAL INFORMATION AND HISTORY.........................................................................................  3
   Safekeeping of Assets................................................................................................  3

METHOD OF DEDUCTING THE EXCESS CHARGE...................................................................................  3


LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS...................................................  4
   Section 403(b).......................................................................................................  4
   Roth 403(b)..........................................................................................................  4
   Sections 408 and 408A................................................................................................  4


PERFORMANCE INFORMATION.................................................................................................  5


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...........................................................................  5


FINANCIAL STATEMENTS....................................................................................................  6



--------------------------------------------------------------------------------
                                        2

--------------------------------------------------------------------------------

GENERAL INFORMATION AND HISTORY

For a description of the Flexible Purchase Payment Deferred Variable Annuity Contract (the "Contract"), Security Benefit Life Insurance Company ("the Company"), and the SBL Variable Annuity Account XIV (the "Separate Account"), see the Prospectus. This Statement of Additional Information contains information that supplements the information in the Prospectus. Defined terms used in this Statement of Additional Information have the same meaning as terms defined in the section entitled "Definitions" in the Prospectus.

SAFEKEEPING OF ASSETS -- The Company is responsible for the safekeeping of the assets of the Subaccounts. These assets, which consist of shares of the Underlying Funds in non-certificated form, are held separate and apart from the assets of the Company's General Account and its other separate accounts.

METHOD OF DEDUCTING
THE EXCESS CHARGE

The annual mortality and expense risk charge of 0.20% (0.00% if the 5-year schedule is selected) and the annual administration charge of 0.25% of each Subaccount's average daily net assets, are factored into the accumulation unit value or "price" of each Subaccount on each Valuation Date. The Company deducts the charge for any optional Riders (the "Excess Charge") on a monthly basis.

Each Subaccount declares a monthly dividend and the Company deducts the Excess Charge from this monthly dividend upon its reinvestment in the Subaccount. The Excess Charge is a percentage of your Contract Value allocated to the Subaccount as of the reinvestment date. The monthly dividend is paid only for the purpose of collecting the Excess Charge. If you have elected a Rider, your Contract Value will be reduced in the amount of your Excess Charge upon reinvestment of the Subaccount's monthly dividend. The Company reserves the right to compute and deduct the Excess Charge from each Subaccount on each Valuation Date.

The Company will declare a dividend for each Subaccount on one Valuation Date of each calendar month ("Record Date"). The Company will pay the dividend on a subsequent Valuation Date ("Reinvestment Date") within five Valuation Dates of the Record Date. Such dividend will be declared as a dollar amount per Accumulation Unit.

For each Subaccount, any Owner as of the Record Date will receive on the Reinvestment Date a net dividend equal to:

1.   the amount of dividend per Accumulation Unit; times

2. the number of Accumulation Units allocated to the Subaccount as of the Record Date; less

3. the amount of the Excess Charge for that Subaccount; provided that the Company will not deduct any Excess Charge from the first dividend following the Contract Date.

The net dividend will be reinvested on the Reinvestment Date at the Accumulation Unit Value determined as of the close of that date in Accumulation Units of the Subaccount.

An example of this process is as follows. Assuming a Contract with Contract Value of $50,000 allocated to the OppenheimerFunds Global Subaccount and one optional rider, the Return of Premium Death Benefit Rider, the Excess Charge would be computed as follows:

=========================================================
Excess Charge on an Annual Basis...........         0.10%
=========================================================

Further assuming 5,000 Accumulation Units with an Accumulation Unit Value of $10 per unit on December 30 and a gross dividend of $0.025 per unit declared on December 31 (Record Date), the net dividend amount would be as follows:

==============================================================
Accumulation Unit Value as of
   Valuation Date before Record Date......        $10.00
Accumulation Unit Value
   as of Reinvestment Date................       $  9.975
                                                  -------
Gross Dividend Per Unit...................       $  0.025
Less:  Excess Charge Per Unit.............    -  $  0.00085
                                                  ---------
Net Dividend Per Unit.....................       $  0.02415
Times:  Number of Accumulation Units......    x        5,000
                                                 -----------
Net Dividend Amount.......................          $ 120.75
==============================================================

The net dividend amount would be reinvested on the Reinvestment Date in Accumulation Units of the OppenheimerFunds Global Subaccount, as follows:
$0.02415 (net dividend per unit) divided by $9.975 (Accumulation Unit value as of the Reinvestment Date) times 5,000 Units equals 12.105 Accumulation Units. On the Reinvestment Date, 12.105 Accumulation Units are added to Contract Value for a total of 5,012.105 Accumulation Units after the dividend reinvestment. Contract Value on the Reinvestment Date is equal to 5,012.105 Accumulation Units times $9.975 (Accumulation Unit Value as of the Reinvestment Date) for a Contract Value of $49,995.75 after the dividend reinvestment.

After the Annuity Start Date, the Company will deduct an annual mortality and expense risk charge of 0.30% during the Annuity Period. This charge is factored into the annuity unit values on each Valuation Date.

--------------------------------------------------------------------------------
                                        3

LIMITS ON PURCHASE PAYMENTS
PAID UNDER TAX-QUALIFIED
RETIREMENT PLANS

SECTION 403(B) -- Contributions to 403(b) annuities are excludable from an employee's gross income if they do not exceed the limits under Sections 402(g) and 415 of the Code. The applicable limit will depend upon whether the annuities are purchased with employer or employee contributions. Rollover contributions are not subject to these annual limits. The maximum exclusion allowance (MEA) limit under Section 403(b)(2) of the Code was repealed effective in 2002.

Section 402(g) generally limits an employee's annual elective salary reduction contributions to a 403(b) annuity and any 401(k) arrangement to the applicable dollar amount shown in the table below:

===================================================
        TAX YEAR               DEFERRED AMOUNT
-------------------------- ------------------------

   2006 and thereafter             $15,500

===================================================

The $15,000 limit will be adjusted for inflation in $500 increments for tax years beginning after the 2006 tax year. If an individual is age 50 or over, catch up contributions can be made to a 403(b) annuity during each tax year at the rates set forth in the table below:

===================================================
        TAX YEAR                 ADDITIONAL
                               CATCH UP AMOUNT
-------------------------- ------------------------

          2007                     $5,000

===================================================


The $5,000 limit may also be adjusted for inflation in $500 increments for future tax years. The contribution limits will be reduced by salary reduction contributions to other 403(b) or 401(k) arrangements. An employee under a 403(b) annuity with at least 15 years of service for a "qualified employer" (i.e., an educational organization, hospital, home health service agency, health and welfare service agency, church or convention or association of churches) generally may exceed the limit by $3,000 per year, subject to an aggregate limit on the excess of $15,000 for all years.

Section 415(c) also provides an overall limit on the amount of employer and employee elective salary reduction contributions to a Section 403(b) annuity that will be excludable from an employee's gross income in a given year. Generally, the Section 415(c) limit for 2007 is the lesser of (i) $45,000 or
(ii) 100% of the employee's annual compensation.

ROTH 403(B) -- Elective Contributions to a Roth 403(b) arrangement are not excludible from the taxable income of the employee. However, income earned on these contributions is free from federal income tax if distributed in a "qualifying distribution." Roth 403(b) contributions are subject to the same contribution limits that apply to traditional 403(b) elective contributions-- $15,500 in 2007 with a $5,000 limit on catch up contributions on or after age 50, and a special additional $3,000 limit for employees who have at least 15 years of service with a "qualified employer. Furthermore, contributions made to a Roth 403(b) and a traditional 403(b) are aggregated for the purpose of these limits. For example, if an individual who is only eligible for the $15,500 elective contribution limit makes $8,000 in contributions to a Roth annuity contract, the individual can only make $7,500 in contributions to a traditional 403(b) contract in the same year.


SECTIONS 408 AND 408A -- Premiums (other than rollover contributions) paid under a Contract used in connection with a traditional or Roth individual retirement annuity (IRA) that is described in Section 408 or Section 408A of the Internal Revenue Code are subject to the limits on contributions to IRAs under Section 219(b) of the Internal Revenue Code. Under Section 219(b) of the Code, contributions (other than rollover contributions) to an IRA are limited to the lesser of 100% of the individual's taxable compensation or the applicable dollar amount as shown in the table below:


============================================
        TAX YEAR                AMOUNT
-------------------------- -----------------
          2007                  $4,000
   2008 and thereafter          $5,000
============================================


If an individual is age 50 or over, the individual may make an additional catch up contribution to a traditional IRA of $1,000 for each tax year.

Spousal IRAs allow an owner and his or her spouse to contribute up to the applicable dollar amount to their respective IRAs so long as a joint tax return is filed and joint income is $6,000 or more. The maximum amount the higher compensated spouse may contribute for the year is the lesser of the applicable dollar amount as shown in the table above or 100% of that spouse's compensation. The maximum the lower compensated spouse may contribute is the lesser of (i) the applicable dollar amount as shown in the table above or (ii) 100% of that spouse's compensation plus the amount by which the higher compensated spouse's compensation exceeds the amount the higher compensated spouse contributes to his or her IRA. The extent to which an Owner may deduct contributions to a traditional IRA depends on the gross income of the Owner and his or her spouse for the year and whether either is an "active participant" in an employer-sponsored retirement plan.


Premiums under a Contract used in connection with a simplified employee pension plan described in Section 408 of the Internal Revenue Code are subject to limits under Section 402(h) of the Internal Revenue Code. Section 402(h) currently limits employer contributions and salary reduction contributions (if permitted) under a simplified employee pension plan to the lesser of

--------------------------------------------------------------------------------
                                        4

(a) 25% of the compensation of the participant in the Plan, or (b) $45,000. Salary reduction contributions, if any, are subject to additional annual limits.

PERFORMANCE INFORMATION


Performance information for the Subaccounts of the Separate Account, including the yield and effective yield of the Rydex VT U.S. Government Money Market Subaccount, and the average annual total return and total return of all Subaccounts, may appear in advertisements, reports, and promotional literature provided to current or prospective Owners.


Quotations of yield for the Rydex VT U.S. Government Money Market Subaccount will be based on the change in the value, exclusive of capital changes and income other than investment income, of a hypothetical investment in a Contract over a particular seven day period, less a hypothetical charge reflecting deductions from the Contract during the period (the "base period") and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest one hundredth of one percent. Any quotations of effective yield for the Rydex VT U.S. Government Money Market Subaccount assume that all dividends received during an annual period have been reinvested. Calculation of "effective yield" begins with the same "base period return" used in the yield calculation, which is then annualized to reflect weekly compounding pursuant to the following formula:


              Effective Yield = [(Base Period Return + 1)365/7] - 1

Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the following formula:
P(1 + T)n = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Quotations of total return may simultaneously be shown for other periods and will include total return for periods beginning prior to availability of the Contract. Such total return figures are based upon the performance of the respective Underlying Funds, adjusted to reflect the maximum charges imposed under the Contract.

Average annual total return figures (referred to as "Standardized Total Return") are calculated from the Separate Account inception date of January 12, 2001, and reflect the deduction of the following charges: (1) the maximum mortality and expense risk and optional Rider charges of 1.45%; (2) the annual administration charge of 0.25%; and (3) the contingent deferred sales charge. Average annual total return figures (referred to as "Non-Standardized Total Return") may be quoted that do not reflect deduction of the contingent deferred sales charge; provided that such figures do not reflect the addition of any Credit Enhancement. The contingent deferred sales charge if reflected would lower the Non-Standardized Total Return. Total return figures that do not reflect deduction of all charges will be accompanied by Standardized Total Return figures that reflect such charges and which date from the Separate Account inception date.

Total return figures also may be quoted that assume the Owner has purchased an Extra Credit Rider and, as such, will reflect any applicable Credit Enhancements; however, such total return figures will also reflect the deduction of all applicable charges, including any contingent deferred sales charge.

Quotations of total return for any Subaccount of the Separate Account will be based on a hypothetical investment in an Account over a certain period and will be computed by subtracting the initial value of the investment from the ending value and dividing the remainder by the initial value of the investment. Such quotations of total return will reflect the deduction of all applicable charges to the contract and the separate account (on an annual basis) except the applicable contingent deferred sales charge.

Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which an Owner's Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Underlying Fund in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and the financial statements of Variable Annuity Account XIV AdvisorDesigns Variable Annuity at December 31, 2006, and for each of the specified periods ended December 31, 2006, or for portions of such periods as disclosed in the financial statements appearing in this Statement of Additional Information have been audited by Ernst & Young, LLP, independent registered public accounting firm, One Kansas City Place, 1200 Main Street, Kansas City, Missouri 64105-2143, as set forth in their reports thereon appearing elsewhere herein, and are included


--------------------------------------------------------------------------------
                                        5
in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


FINANCIAL STATEMENTS


The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, and the financial statements of Variable Annuity Account XIV at December 31, 2006, and for each of the specified periods ended December 31, 2006, or for portions of such periods as disclosed in the financial statements are set forth herein, following this section.



The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of the Company to meet its obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

--------------------------------------------------------------------------------
                                        6

CONSOLIDATED FINANCIAL STATEMENTS

Security Benefit Life Insurance Company and Subsidiaries
Years Ended December 31, 2006, 2005, and 2004
With Report of Independent Registered Public Accounting Firm

                     Security Benefit Life Insurance Company
                                and Subsidiaries

                        Consolidated Financial Statements

                  Years Ended December 31, 2006, 2005, and 2004


                                    CONTENTS

Report of Independent Registered Public Accounting Firm........................1

Audited Consolidated Financial Statements

Consolidated Balance Sheets....................................................2
Consolidated Statements of Income..............................................4
Consolidated Statements of Changes in Stockholder's Equity.....................5
Consolidated Statements of Cash Flows..........................................6
Notes to Consolidated Financial Statements.....................................8

             Report of Independent Registered Public Accounting Firm

The Board of Directors
Security Benefit Life Insurance Company

We have audited the accompanying consolidated balance sheets of Security Benefit Life Insurance Company and Subsidiaries (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Benefit Life Insurance Company and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

March 2, 2007

                   Security Benefit Life Insurance Company
                              and Subsidiaries

                         Consolidated Balance Sheets


                                                                                             DECEMBER 31
                                                                                         2006              2005
                                                                              -------------------------------------
                                                                                           (In Thousands,
                                                                                        Except Share Amounts)
ASSETS
Investments:
  Securities available-for-sale:
   Bonds                                                                             $ 4,798,347       $ 4,844,508
   Equity securities                                                                      85,565            71,396
  Bonds held-to-maturity                                                                  33,488            36,316
  Mutual funds                                                                            90,749            97,935
  Policy loans                                                                           101,314            95,782
  Cash and cash equivalents                                                               66,887            88,264
  Short-term investments                                                                   8,480             9,770
  Other invested assets                                                                   97,536            78,764
                                                                              -------------------------------------
Total investments                                                                      5,282,366         5,322,735

Accrued investment income                                                                 45,367            45,036
Collateral held for securities lending                                                   179,868           499,683
Accounts receivable                                                                       17,052             9,514
Income taxes receivable                                                                    3,705             4,105
Reinsurance recoverable                                                                  508,506           502,575
Property and equipment, net                                                               60,106            62,034
Deferred policy acquisition costs                                                        463,607           425,411
Deferred sales inducement costs                                                          103,094            79,490
Other assets                                                                             103,841            99,440
Separate account assets                                                                6,502,869         5,508,396
                                                                              -------------------------------------
Total assets                                                                         $13,270,381       $12,558,419
                                                                              =====================================



                                       2

                                                                                              DECEMBER 31
                                                                                         2006              2005
                                                                              -------------------------------------
                                                                                           (In Thousands,
                                                                                        Except Share Amounts)
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Policy reserves and annuity account values                                         $ 5,514,176       $ 5,485,378
  Policy and contract claims                                                               4,223             5,560
  Other policyholder funds                                                                18,439            18,888
  Accounts payable and accrued expenses                                                   64,925            62,263
  Deferred income tax liability                                                           91,689            67,974
  Long-term debt                                                                         150,000           150,000
  Mortgage debt                                                                           44,004            45,566
  Securities lending obligation                                                          179,868           499,683
  Other liabilities                                                                       18,647            21,524
  Separate account liabilities                                                         6,502,869         5,508,396
                                                                              -------------------------------------
Total liabilities                                                                     12,588,840        11,865,232

Stockholder's equity:
Common stock, $10 par value, 1,000,000 shares
authorized, 700,000 issued and outstanding                                                 7,000             7,000
Additional paid-in capital                                                                43,631            43,631
Accumulated other comprehensive loss                                                     (21,931)           (2,963)
Retained earnings                                                                        652,841           645,519
                                                                              -------------------------------------
Total stockholder's equity                                                               681,541           693,187


                                                                              -------------------------------------
Total liabilities and stockholder's equity                                           $13,270,381       $12,558,419
                                                                              =====================================

See accompanying notes.


            Security Benefit Life Insurance Company
                       and Subsidiaries

               Consolidated Statements of Income


                                                                                  YEAR ENDED DECEMBER 31
                                                                          2006             2005             2004
                                                                ---------------------------------------------------
                                                                                     (In Thousands)
Revenues:
  Insurance premiums and other considerations                          $   7,689         $  8,997         $  7,120
  Asset-based fees                                                       152,940          131,622          124,303
  Other product charges                                                   31,007           29,152           27,922
  Net investment income                                                  268,922          252,978          225,958
  Net realized/unrealized capital gains                                    2,542            2,342            2,536
Other revenues                                                            13,173           16,381           11,992
                                                                ---------------------------------------------------
Total revenues                                                           476,273          441,472          399,831

Benefits and expenses:
  Annuity benefits:
   Interest credited to account balances                                 199,383          175,876          154,620
   Benefits in excess of account balances                                 34,130           27,630           15,673
  Traditional life insurance benefits                                       (704)           1,554           (1,937)
  Other benefits                                                          (4,089)          (4,353)           8,363
                                                                ---------------------------------------------------
  Total benefits                                                         228,720          200,707          176,719

  Commissions and other operating expenses                               109,167          103,931          100,646
  Amortization of deferred policy acquisition
   costs                                                                  55,853           57,416           41,467
  Interest expense                                                        14,862           14,968           15,505
  Other expenses                                                           9,887            9,726            8,843
                                                                ---------------------------------------------------
Total benefits and expenses                                              418,489          386,748          343,180
                                                                ---------------------------------------------------

Income before income tax expense                                          57,784           54,724           56,651
Income tax expense                                                        10,462            9,436            6,072
                                                                ---------------------------------------------------
Net income                                                              $ 47,322         $ 45,288         $ 50,579
                                                                ===================================================


See accompanying notes.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

           Consolidated Statements of Changes in Stockholder's Equity


                                                                             ACCUMULATED
                                                               ADDITIONAL       OTHER
                                                    COMMON      PAID-IN     COMPREHENSIVE    RETAINED
                                                    STOCK       CAPITAL     INCOME (LOSS)    EARNINGS      TOTAL
                                               --------------------------------------------------------------------
                                                                            (In Thousands)

Balance at January 1, 2004                          $ 7,000          $ -         $ 9,479    $ 641,283    $ 657,762
  Comprehensive income:
   Net income                                             -            -               -       50,579       50,579
   Other comprehensive income, net                        -            -          15,405            -       15,405
                                                                                                     -------------
  Comprehensive income                                                                                      65,984
  Transfer of net assets of subsidiary
   to parent company in exchange
   for intercompany promissory note                       -       43,631               -      (43,631)           -
  Dividends paid                                          -            -               -      (10,000)     (10,000)
                                               --------------------------------------------------------------------
Balance at December 31, 2004                          7,000       43,631          24,884      638,231      713,746
  Comprehensive income:
   Net income                                             -            -               -       45,288       45,288
   Other comprehensive loss, net                          -            -         (27,847)           -      (27,847)
                                                                                                     -------------
  Comprehensive income                                                                                      17,441
  Dividends paid                                          -            -               -      (38,000)     (38,000)
                                               --------------------------------------------------------------------
Balance at December 31, 2005                          7,000       43,631          (2,963)     645,519      693,187
  Comprehensive income:
   Net income                                             -            -               -       47,322       47,322
   Other comprehensive loss, net                          -            -         (18,968)           -      (18,968)
                                                                                                     -------------
  Comprehensive income                                                                                      28,354
  Dividends paid                                          -            -               -      (40,000)     (40,000)
                                               --------------------------------------------------------------------
Balance at December 31, 2006                        $ 7,000     $ 43,631       $ (21,931)    $652,841     $681,541
                                               ====================================================================


See accompanying notes.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

                      Consolidated Statements of Cash Flows


                                                                                  YEAR ENDED DECEMBER 31
                                                                              2006           2005           2004
                                                                     ----------------------------------------------
                                                                                       (In Thousands)
OPERATING ACTIVITIES
Net income                                                                  $ 47,322      $ 45,288        $ 50,579
Adjustments to reconcile net income to net cash and
  cash equivalents provided by operating activities:
   Net realized/unrealized capital gains                                      (2,542)       (2,342)         (2,536)
   Depreciation                                                                4,634         4,483           4,169
   Amortization of investment premiums and discounts                          10,137         7,388          10,905
   Annuity and interest-sensitive life products -
    interest credited to account balances                                    199,383       175,876         154,620
   Policy acquisition costs deferred                                         (85,308)      (77,268)        (74,896)
   Amortization of deferred policy acquisition costs                          55,853        57,416          41,467
   Sales inducement costs deferred                                           (36,838)      (30,676)        (16,904)
   Amortization of sales inducement costs                                     13,234        11,501           8,222
   Net sales of mutual funds, trading                                          9,018           532          17,775
   Other changes in operating assets and liabilities                           6,494        19,459         (19,647)
                                                                     ----------------------------------------------
Net cash and cash equivalents provided by operating
  activities                                                                 221,387       211,657         173,754

INVESTING ACTIVITIES
Sales, maturities, or repayments of investments:
  Bonds available-for-sale                                                   524,353       761,924         719,493
  Equity securities available-for-sale                                         2,815         9,533          57,000
  Bonds held-to-maturity                                                       3,332         8,557          14,301
  Mutual funds, other than trading                                            35,270        42,523             211
  Mortgage loans                                                                   -           646           9,623
  Other invested assets                                                        2,890        13,251           2,905
                                                                     ----------------------------------------------
                                                                             568,660       836,434         803,533
Acquisitions of investments:
  Bonds available-for-sale                                                  (515,608)     (878,879)     (1,100,062)
  Equity securities available-for-sale                                       (14,654)      (16,591)        (62,863)
  Mutual funds, other than trading                                              (793)      (36,401)        (53,328)
  Other invested assets                                                      (24,537)      (51,023)         (6,683)
                                                                     ----------------------------------------------
                                                                            (555,592)     (982,894)     (1,222,936)

Net (purchases) sales of property and equipment                               (1,615)       (1,638)         13,924
Net purchases of short-term investments                                      (33,582)            -          (6,761)
Net (decrease) increase in policy loans                                       (5,532)       (3,173)          1,645
                                                                     ----------------------------------------------
Net cash and cash equivalents used in investing activities                   (27,661)     (151,271)       (410,595)


                                       6

                     Security Benefit Life Insurance Company
                                and Subsidiaries

                Consolidated Statements of Cash Flows (continued)


                                                                                  YEAR ENDED DECEMBER 31
                                                                             2006           2005           2004
                                                                     ----------------------------------------------
                                                                                        (In Thousands)
FINANCING ACTIVITIES
Payments on mortgage debt                                                   $ (1,562)     $ (1,460)       $ (1,364)
Dividends paid                                                               (40,000)      (38,000)        (10,000)
Deposits to annuity account balances                                         554,400       634,893         629,417
Withdrawals from annuity account balances                                   (727,941)     (624,113)       (441,702)
                                                                     ----------------------------------------------
Net cash and cash equivalents (used in) provided by
  financing activities                                                      (215,103)      (28,680)        176,351
                                                                     ----------------------------------------------

(Decrease) increase in cash and cash equivalents                             (21,377)       31,706         (60,490)
Cash and cash equivalents at beginning of year                                88,264        56,558         117,048
                                                                     ----------------------------------------------
Cash and cash equivalents at end of year                                    $ 66,887      $ 88,264        $ 56,558
                                                                     ==============================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid (received) during the year for:
  Interest                                                                  $ 14,846      $ 15,210        $ 16,180
                                                                     ==============================================

  Income taxes                                                              $ (3,696)     $  9,322        $ (1,721)
                                                                     ==============================================

NONCASH INVESTING AND FINANCING ACTIVITIES
Transfer of net assets of subsidiary to parent company
in exchange for intercompany promissory note                                $      -      $      -        $ 43,631
                                                                     ==============================================

See accompanying notes.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 2006


1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The operations of Security Benefit Life Insurance Company (the Company) consist primarily of marketing and distributing annuities, life insurance, and related products throughout the United States. The Company and/or its subsidiaries offer a diversified portfolio of investment products comprised primarily of individual and group annuities and mutual fund products through multiple distribution channels.

The Company was formed by converting from a mutual life insurance company to a stock life insurance company under a mutual holding company structure on July 31, 1998, pursuant to a Plan of Conversion (the Conversion). In connection with the Conversion, Security Benefit Corporation (SBC), a Kansas domiciled intermediate stock holding company, and Security Benefit Mutual Holding Company (SBMHC), a Kansas domiciled mutual holding company, were formed. As a result of the Conversion, SBMHC indirectly owns, through its ownership of SBC, all of the issued and outstanding common stock of the Company. In accordance with Kansas law, SBMHC must at all times hold at least 51% of the voting stock of SBC.

BASIS OF PRESENTATION

The consolidated financial statements include the operations and accounts of the Company and its subsidiary, Security Management Company, LLC (SMC), and prior to April 14, 2004, Security Benefit Group, Inc. (SBG). (See Note 13.) The consolidated financial statements of SBG include its subsidiaries, First Security Benefit Life Insurance and Annuity Company of New York; Security Distributors, Inc.; Security Benefit Academy, Inc.; and Security Financial Resources, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation. The Company's ownership of SMC was 90% at December 31, 2006 and 2005. Minority interest amounts held by SBC of $1,593,000 and $241,000 in the net income and members' equity of SMC, respectively, are included in consolidated other expenses and other liabilities for the year ended December 31, 2006. As of December 31, 2005, minority interest amounts held by SBC are $2,621,000 and $430,000 in the net income and members' equity of SMC, respectively, and are included in consolidated other expenses and other liabilities.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of consolidated financial statements and accompanying notes requires management to make estimates and assumptions that affect amounts reported and disclosed. Actual results could differ from those estimates. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

ACCOUNTING CHANGES

In July 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-01, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. This SOP addressed an insurance enterprise's accounting for certain fixed and variable contract features not covered by other authoritative accounting guidance.

SOP 03-01 requires the recognition of a liability in addition to the contract account value in cases where the insurance benefit feature results in gains in early years followed by losses in later years. The accrual and release of the additional liability also impacts the amortization of deferred policy acquisition costs.

The guidance also required that if the separate account arrangement does not meet the newly specified criteria of a separate account, assets and liabilities under the arrangement should be accounted for, valued, and reported as general account assets and liabilities of the Company. Revenue and expenses related to such arrangements are recognized within the respective revenue and expense lines in the consolidated statements of income.

SOP 03-01 was adopted effective January 1, 2004.

In March 2004, the Emerging Issues Task Force (EITF) reached a final consensus on Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). EITF 03-1 was intended to provide accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted under the cost method should be considered other than temporary and recognized in income. In September 2004, the Financial Accounting Standards Board (FASB) issued Financial Staff Position (FSP) EITF 03-1-1, delaying the effective date for the accounting and measurement provisions of EITF 03-1 until further clarification could be provided.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, was issued in November 2005 and nullifies certain provisions of EITF 03-1. FSP FAS 115-1 and FAS 124-1 addresses
(1) when an investment should be considered impaired, (2) whether an impairment should be deemed other than temporary, and (3) measuring an impairment loss. The effective date for FSP FAS 115-1 and FAS 124-1 is for the reporting periods that begin after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 did not have a material impact on the Company's consolidated financial statements.

On September 19, 2005, the Accounting Standards Executive Committee (AcSEC) issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts. AcSEC defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. An internal replacement that is determined to result in a replacement contract that is substantially unchanged from the replaced contract should be accounted for as a continuation of the replaced contract. Contract modifications resulting in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract and any unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from the replaced contract should not be deferred in connection with the replacement contract. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company is analyzing the impact of adopting SOP 05-1.

In February 2006, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 155, Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, if the holder irrevocably elects to account for the whole instrument on a fair value basis, and clarifies various aspects of SFAS No. 133 and SFAS No. 140 relating to derivative financial instruments and qualifying special-purpose entities holding derivative financial instruments. SFAS No. 155 is effective for all financial instruments acquired or issued for fiscal years beginning after September 15, 2006, which for the Company is January, 1 2007. The adoption of SFAS No. 155 is not expected to have a material impact on the Company's consolidated financial statements.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN No. 48). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 establishes a two-step process for evaluation of tax positions. The first step is recognition, under which the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The enterprise is required to presume the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The second step is measurement, under which a tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Therefore, FIN No. 48 is effective for the Company's fiscal year beginning January 1, 2007. The cumulative effect of adopting FIN No. 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately. The Company is analyzing the impact of adopting FIN No. 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures regarding fair value measurements. The statement applies whenever other standards require or permit that assets or liabilities be measured at fair value. The statement does not require new fair value measurements, but rather provides a definition and framework for measuring fair value which will result in greater consistency and comparability among financial statements prepared under GAAP. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company is January 1, 2008. The Company has not yet completed its assessment of the impact of SFAS No. 157.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

Bonds classified as held-to-maturity include securities that the Company has the positive intent and ability to hold to maturity. Held-to-maturity bonds are carried at cost, adjusted for the amortization of premiums and the accrual of discounts, both computed using the interest method applied over the estimated lives of the securities adjusted for prepayment activity. Bonds classified as available-for-sale are carried at fair value, with related unrealized gains and losses reflected as a component of accumulated other comprehensive income or loss in equity, net of applicable income taxes. The cost of bonds is adjusted for declines in value that are deemed to be other than temporary, with such impairments reported in the consolidated statements of income as a component of net realized/unrealized capital gains.

Equity securities include nonaffiliated mutual funds, common stocks, and nonredeemable preferred stocks. Equity securities are classified as available-for-sale and carried at fair value, with related unrealized gains and losses reflected as a component of accumulated other comprehensive income or loss in equity, net of applicable income taxes. The cost of equity securities is adjusted for declines in value that are deemed to be other than temporary, with such impairments reported in the consolidated statements of income as a component of net realized/unrealized capital gains.

Mutual funds include affiliated mutual funds and seed money investments. During 2005 and 2004, a portion of the mutual funds investments was purchased to generate returns for certain liabilities. Mutual funds are classified as trading or handled under the equity method and carried at fair value, with changes in fair value reported in the consolidated statements of income as a component of net realized/unrealized capital gains.

Realized capital gains and losses on sales of investments are determined using the specific identification method. In addition to net realized capital gains and losses, unrealized gains and losses related to trading securities, other-than-temporary impairments, and market value changes in certain seed money investments are reported as a component of net realized/unrealized capital gains in the consolidated statements of income.

Policy loans are reported at unpaid principal. Investments in joint ventures and partnerships are reported in other invested assets and are generally accounted for by using the equity method. In applying the equity method, the Company records its share of income or loss reported by equity investees. Total assets of the unconsolidated entities amounted to $84.7 million and $65 million

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

at December 31, 2006 and 2005, respectively. During 2006, 2005, and 2004, the Company included $6.3 million, $2.7 million, and $(324,000), respectively, in net investment income representing the Company's share of current year net income (loss) of the unconsolidated entities. Cash and cash equivalents include operating cash, money market mutual funds, and other investments with initial maturities of less than 90 days. Short-term investments are carried at market value and represent fixed maturity securities with initial maturities of greater than 90 days but less than one year.

In July 2005, the Company entered into an agreement to make certain securities available to be loaned. Securities loaned are treated as financing arrangements and are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company obtains collateral in an amount equal to 102% of the fair value of the domestic securities. The Company monitors the market value of securities loaned on a daily basis with additional collateral provided as necessary. The Company accepts collateral that can be sold or repledged. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities lending activities used to generate income are included in net investment income. The cash collateral received on these loaned securities is recorded in the Company's consolidated balance sheets.

DERIVATIVES

The Company recognizes all derivative financial instruments, such as interest rate swaps and futures contracts, in the consolidated financial statements at fair value, regardless of the purpose or intent for holding the instrument. Changes in fair value of the derivative financial instruments are either recognized periodically in income or in equity as a component of other comprehensive income or loss depending on whether the derivative financial instrument qualifies for hedge accounting and, if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in fair values of the hedged items that relate to the hedged risks. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent that they are effective as hedges, are recorded in other comprehensive income net of related deferred income taxes. Changes in fair values of derivatives not qualifying as hedges are reported in income.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED POLICY ACQUISITION COSTS

To the extent recoverable from future policy revenues and gross profits, commissions and other policy-issuance, underwriting, and selling costs that are primarily related to the acquisition or renewal of deferred annuity business have been deferred. Sales inducements such as premium or interest bonuses are not included in deferred policy acquisition costs. Such deferred policy acquisition costs are amortized in proportion to the present value, discounted at the crediting rate, of expected gross profits from investment (gross blended separate account return assumption of 6.5% for the years 2007 through 2011 and 8.5% thereafter), mortality, and expense margins. That amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. Deferred policy acquisition costs are adjusted for the impact on estimated gross profits of net unrealized gains and losses on bonds, with the adjustment reflected in equity as a component of accumulated other comprehensive income or loss, net of applicable income taxes.

DEFERRED SALES INDUCEMENT COSTS

Deferred sales inducement costs consist of bonus interest credits and premium credits added to certain annuity contract values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. These costs were previously included in deferred policy acquisition costs and were reclassified as part of the adoption of SOP 03-01. The amounts capitalized are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs.

PROPERTY AND EQUIPMENT

Property and equipment, including home office real estate, furniture and fixtures, and data processing hardware and related systems, are recorded at cost, less accumulated depreciation. The provision for depreciation of property and equipment is computed using the straight-line method over the estimated lives of the related assets, which is 3 to 39 years.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following is a summary of property and equipment at cost less accumulated depreciation at December 31:


                                                                                  2006               2005
                                                                           ------------------------------------
                                                                                     (In Thousands)

     Land                                                                     $        450      $        450
     Land improvements                                                                 539                 -
     Data processing equipment                                                         399               108
     Computer software                                                              18,148            17,884
     Other                                                                           1,761             1,712
     Building                                                                       52,139            51,560
     Furniture                                                                       6,687             6,001
                                                                           ------------------------------------
                                                                                    80,123            77,715
     Less accumulated depreciation                                                  20,017            15,681
                                                                           ------------------------------------
                                                                              $     60,106      $     62,034
                                                                           ====================================


The Company leases a portion of its office facility to the Federal Home Loan Bank of Topeka (FHLB) under an operating lease that expires May 31, 2022, with related early settlements available after May 31, 2017, with written notice at least two years in advance by either party. Certain operating expenses of the premises are the responsibility of the FHLB, while others are reimbursed to the Company. During 2005, the lease was modified to increase the amount of office space leased to the FHLB. The remaining terms of the operating lease remain unchanged. Expected future minimum rents to be received from the FHLB at December 31, 2006, related to the noncancelable portion of the lease are $955,000 annually for years 2007 through 2011 and $5,175,000 thereafter.

BUSINESS OWNED LIFE INSURANCE

The Company has invested in business owned life insurance. The investment is carried in other assets at net policy value of $74,089,000 and $70,699,000 at December 31, 2006 and 2005, respectively, with the change in value of $3,390,000, $3,310,000, and $3,461,000 for 2006, 2005, and 2004, respectively, recorded in other income.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SEPARATE ACCOUNTS

The separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are separately administered for the benefit of contract holders who bear the investment risk. The separate account assets and liabilities are carried at fair value. Revenues and expenses related to separate account assets and liabilities, to the extent of benefits paid or provided to the separate account contract holders, are excluded from the amounts reported in the consolidated statements of income. Investment income and gains or losses arising from separate accounts accrue directly to the contract holders and, therefore, are not included in investment earnings in the accompanying consolidated statements of income. Revenues to the Company from the separate accounts consist principally of contract maintenance charges, administrative fees, and mortality and expense risk charges.

POLICY RESERVES AND ANNUITY ACCOUNT VALUES

Liabilities for future policy benefits for traditional life products are computed using a net level-premium method, including assumptions as to investment yields, mortality, and withdrawals and other assumptions that approximate expected experience.

Liabilities for future policy benefits for interest-sensitive life and deferred annuity products represent contract values accumulated at interest without reduction for potential surrender charges. Interest on accumulated contract values is credited to contracts as earned. Crediting rates ranged from 2.75% to 10% during 2006, from 1.5% to 15% during 2005, and from 2% to 9% during 2004.

DEFERRED INCOME TAXES

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax expense or benefit, reflected in the Company's consolidated statements of income as a component of income tax expense, is based on the changes in deferred tax assets or liabilities from period to period (excluding unrealized gains and losses on securities available-for-sale). Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. The Company will record a valuation allowance to reduce its deferred income tax assets when there is uncertainty regarding the ability to realize these benefits. The valuation allowance as of December 31, 2006, is $5,660,000 (see Note 8). There was no valuation allowance as of December 31, 2005.

RECOGNITION OF REVENUES

Traditional life insurance products include whole life insurance, term life insurance, and certain annuities. Premiums for these traditional products are recognized as revenues when due. Revenues from deferred annuities consist of policy charges for the cost of insurance, policy administration charges, and surrender charges assessed against contract holder account balances during the period.

Some of the Company's policies and contracts require payment of fees in advance for services that will be rendered over the estimated lives of the policies and contracts. These payments are established as unearned revenue reserves upon receipt and included in other policyholder funds in the consolidated balance sheets. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents and short-term investments: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair values.

     Investment securities: Fair values for bonds are based on quoted market prices, if available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Business owned life insurance and mortgage loans: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair value.

     Interest rate swaps: Fair values of the Company's interest rate swaps are estimated based on dealer quotes, quoted market prices of comparable contracts adjusted through interpolation where necessary for maturity differences, or, if there are no relevant comparable contracts, on pricing models or formulas using current assumptions.

     Policy loans: Fair values for policy loans are estimated using discounted cash flow analyses based on market interest rates for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

     Investment-type insurance contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using the assumption reinsurance method, whereby the amount of statutory profit the assuming company would realize from the business is calculated. Those amounts are then discounted at a rate of return commensurate with the rate presently offered by the Company on similar contracts.

     Long-term debt and mortgage debt: Fair values for long-term debt and mortgage debt are estimated using discounted cash flow analyses based on current borrowing rates for similar types of borrowing arrangements.

     Separate account assets and liabilities: The assets held in the separate account are carried at quoted market values or, where quoted market values are not available, at fair market value as determined by the investment manager. The carrying amounts for separate account assets and liabilities reported in the consolidated balance sheets approximate their fair values.

RECLASSIFICATIONS

Certain amounts appearing in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


2. INVESTMENTS

Information as to the amortized cost, gross unrealized gains and losses, and fair values of the Company's portfolio of bonds and equity securities available-for-sale and bonds held-to-maturity at December 31, 2006 and 2005, is as follows:


                                                                      DECEMBER 31, 2006
                                                    -------------------------------------------------------
                                                                       GROSS         GROSS
                                                        AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                                          COST         GAINS         LOSSES        VALUE
                                                    -------------------------------------------------------
                                                                        (In Thousands)
 AVAILABLE-FOR-SALE
 Bonds:
    U.S. Treasury securities and obligations of
      U.S. government corporations and agencies       $   192,478  $       63     $   2,525   $    190,016
    Corporate securities                                2,608,449      23,319        34,963      2,596,805
    Mortgage-backed securities                          1,871,724       3,341        30,279      1,844,786
    Asset-backed securities                               167,728         499         1,487        166,740
                                                    -------------------------------------------------------
 Total bonds                                          $ 4,840,379  $   27,222     $  69,254   $  4,798,347
                                                    =======================================================

 Equity securities                                    $    85,205  $      380     $      20   $     85,565
                                                    =======================================================

 HELD-TO-MATURITY
 Bonds:
    Obligations of states and political subdivisions  $     1,634  $        -     $      72   $      1,562
    Corporate securities                                   31,704       1,986             -         33,690
    Mortgage-backed securities                                150           -             -            150
                                                    -------------------------------------------------------
 Total bonds                                          $    33,488  $    1,986     $      72   $     35,402
                                                    =======================================================


                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)


                                                                          DECEMBER 31, 2005
                                                        -------------------------------------------------------
                                                                          GROSS         GROSS
                                                           AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                                             COST         GAINS         LOSSES        VALUE
                                                        -------------------------------------------------------
                                                                            (In Thousands)
     Available-for-sale
     Bonds:
        U.S. Treasury securities and obligations of
          U.S. government corporations and agencies       $   317,865  $      145     $   4,212    $   313,798
        Corporate securities                                2,472,008      37,766        25,016      2,484,758
        Mortgage-backed securities                          1,917,011       7,457        25,896      1,898,572
        Asset-backed securities                               148,125         577         1,322        147,380
                                                        -------------------------------------------------------
     Total bonds                                          $ 4,855,009  $   45,945     $  56,446    $ 4,844,508
                                                        =======================================================

     Equity securities                                    $    71,256  $      141     $       1    $    71,396
                                                        =======================================================

     Held-to-maturity
     Bonds:
        Obligations of states and political subdivisions  $     1,967  $        -     $     102    $     1,865
        Corporate securities                                   33,582       2,554           152         35,984
        Mortgage-backed securities                                767           -             -            767
                                                        -------------------------------------------------------
     Total bonds                                          $    36,316  $    2,554     $     254    $    38,616
                                                        =======================================================


The amortized cost and fair value of bonds at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.


                                                       AVAILABLE-FOR-SALE              HELD-TO-MATURITY
                                                 --------------------------------------------------------------
                                                     AMORTIZED          FAIR          AMORTIZED        FAIR
                                                       COST            VALUE            COST           VALUE
                                                 --------------------------------------------------------------
                                                                        (In Thousands)

     Due in one year or less                       $      89,885  $      85,822    $         -    $         -
     Due after one year through five years             1,054,386      1,050,198          8,514          8,651
     Due after five years through ten years              663,182        655,999         18,346         19,305
     Due after ten years                                 993,474        994,802          6,478          7,296
     Mortgage-backed securities                        1,871,724      1,844,786            150            150
     Asset-backed securities                             167,728        166,740              -              -
                                                 --------------------------------------------------------------
                                                   $   4,840,379  $   4,798,347    $    33,488    $    35,402
                                                 ==============================================================


                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

For fixed maturities and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are summarized as follows (in thousands):


                                                                    DECEMBER 31, 2006
                                           ---------------------------------------------------------------------
                                             LESS THAN 12 MONTHS  GREATER THAN OR EQUAL
                                                                       TO 12 MONTHS
                                           ----------------------------------------------
                                                           GROSS                GROSS      TOTAL    TOTAL GROSS
                                               CARRYING  UNREALIZED  CARRYING UNREALIZED  CARRYING   UNREALIZED
                                               AMOUNT      LOSSES     AMOUNT    LOSSES     AMOUNT      LOSSES
                                           ---------------------------------------------------------------------
     Fixed maturities, available-for-sale:
        U.S. Treasury securities and
          obligations of U.S. government
          corporations
          and agencies                       $  14,094   $    195  $  171,944  $  2,330  $  186,038  $  2,525
        Corporate securities                   425,642      4,674     885,435    30,289   1,311,077    34,963
        Mortgage-backed securities             322,654      2,661   1,243,145    27,618   1,565,799    30,279
        Asset-backed securities                 64,695        682      22,295       805      86,990     1,487
                                           ---------------------------------------------------------------------
     Total fixed maturities,                 $ 827,085   $  8,212  $2,322,819  $ 61,042  $3,149,904  $ 69,254
        available-for-sale
                                           =====================================================================

     Total equity securities,
        available-for-sale                   $       -   $      -  $       20  $     20  $       20  $     20
                                           =====================================================================

     Fixed maturities, held-to-maturity      $       -   $      -  $    1,634  $     72  $    1,634  $     72
                                           =====================================================================

                                                                    DECEMBER 31, 2005
                                           ---------------------------------------------------------------------
                                             LESS THAN 12 MONTHS  GREATER THAN OR EQUAL
                                                                       TO 12 MONTHS
                                           ----------------------------------------------
                                                            GROSS                GROSS       TOTAL   TOTAL GROSS
                                              CARRYING   UNREALIZED CARRYING   UNREALIZED  CARRYING  UNREALIZED
                                                AMOUNT     LOSSES     AMOUNT     LOSSES      AMOUNT     LOSSES
                                           ---------------------------------------------------------------------
     Fixed maturities, available-for-sale:
        U.S. Treasury securities and
          obligations of U.S. government
          corporations
          and agencies                      $  144,909   $  2,044  $ 157,802  $  2,168   $  302,711  $  4,212
        Corporate securities                   663,856     12,325    367,095    12,691    1,030,951    25,016
        Mortgage-backed securities             935,675     11,690    424,355    14,206    1,360,030    25,896
        Asset-backed securities                 68,031        640     19,076       682       87,107     1,322
                                           ---------------------------------------------------------------------
     Total fixed maturities,                $1,812,471   $ 26,699  $ 968,328  $ 29,747   $2,780,799  $ 56,446
        available-for-sale
                                           =====================================================================

     Total equity securities,
        available-for-sale                  $        -   $      -  $       1  $      1   $        1  $      1
                                           =====================================================================

     Fixed maturities, held-to-maturity     $        -   $      -  $   6,910  $    254   $    6,910  $    254
                                           =====================================================================


                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

As of December 31, 2006, the Company held $3,149.9 million in available-for-sale fixed maturity securities with unrealized losses of $69.3 million. The Company's portfolio consists of fixed maturity securities where 84% are investment grade (rated AAA through BBB-) with an average price of $98 (carrying value/amortized cost).

For those securities that have been in a loss position for less than 12 months, the Company's portfolio holds 161 securities with a carrying value of $827.1 million and unrealized losses of $8.2 million reflecting an average price of $99. Of this portfolio, 70% were investment grade (rated AAA through BBB-) at December 31, 2006, with associated unrealized losses of $7.1 million. The losses on these securities can primarily be attributed to changes in market interest rates and changes in credit spreads since the securities were acquired.

For those securities that have been in a continuous loss position greater than or equal to 12 months, the Company's portfolio holds 320 securities with a carrying value of $2,322.8 million and unrealized loss of $61 million. Of this portfolio, 91% were investment grade (rated AAA through BBB-) at December 31, 2006, with associated unrealized losses of $60.5 million.

The Company closely monitors its below investment grade holdings and those investment grade names where there are concerns. While the portfolio is in an unrealized loss position on these securities, all securities except those identified as previously impaired continue to make payments. The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost;
(2) the financial position and access to capital of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. To the extent the Company determines that a security is deemed other than temporarily impaired, the difference between amortized cost and fair value is charged to earnings.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

At December 31, 2006, the Company identified certain invested assets that have characteristics (i.e., significant unrealized losses compared to book value) creating uncertainty as to the future assessment of other-than-temporary impairments, which are listed below by length of time these invested assets have been in an unrealized loss position. This list is referred to as the watch list, and its related unrealized losses are presented below.


                                                                           DECEMBER 31, 2006
                                                          -----------------------------------------------------
                                                                AMORTIZED        UNREALIZED        ESTIMATED
                                                                  COST              LOSS          FAIR VALUE
                                                          -----------------------------------------------------
                                                                             (In Thousands)
     Less than 12 months:
        Asset-backed securities                              $        730     $        289      $        441

     Greater than 12 months:
        Corporate securities                                        2,720              120             2,600
        Asset-backed securities                                     1,565              110             1,455
                                                          -----------------------------------------------------
                                                                    4,285              230             4,055
                                                          -----------------------------------------------------
     Total                                                   $      5,015     $        519      $      4,496
                                                          =====================================================


The debt securities included on the watch list cross several industries with no concentration in any one industry. The securities include corporate securities and asset-backed securities. The watch list includes 3 securities, of which 2 have been on the list for over 12 months. The combined fair value of the watch list securities was 90% of book value. Improving stable economic conditions, adequate liquidity and cash flows, sufficient collateral, and stable to improving operating performance, as well as all of the securities being current as to principal and interest, were factors considered in concluding that an other-than-temporary impairment charge was not necessary. In addition, the Company has concluded for each of the securities on the watch list that it has the intent and ability to hold the securities for a period of time sufficient to allow for a recovery in fair value.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

Major categories of net investment income for the years ended December 31, 2006, 2005, and 2004, are summarized as follows:


                                                                   2006              2005              2004
                                                          -----------------------------------------------------
                                                                             (In Thousands)

     Interest on bonds                                       $    259,507     $    244,493      $    221,915
     Dividends on equity securities                                 4,648            3,177             2,332
     Dividends on mutual funds                                      3,387            2,106             1,678
     Interest on mortgage loans                                         -               25               166
     Interest on policy loans                                       6,053            5,798             6,002
     Interest on short-term investments                             4,133            2,797             1,636
     Other                                                         (1,045)             247            (4,125)
                                                          -----------------------------------------------------
     Total investment income                                      276,683          258,643           229,604

     Less investment expenses                                       7,761            5,665             3,646
                                                          -----------------------------------------------------
     Net investment income                                   $    268,922     $    252,978      $    225,958
                                                          =====================================================


Proceeds from sales of bonds and equity securities available-for-sale and related realized gains and losses for the years ended December 31, 2006, 2005, and 2004, are as follows:


                                                                   2006              2005              2004
                                                          -----------------------------------------------------
                                                                             (In Thousands)

     Proceeds from sales                                     $    285,955     $    386,462      $    222,056
     Gross realized gains                                           3,604            7,491            10,153
     Gross realized losses                                          2,030            4,165             2,786


                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

Net realized/unrealized capital gains (losses), net of associated amortization of deferred policy acquisition costs, for the years ended December 31, 2006, 2005, and 2004, consist of the following:


                                                                   2006              2005              2004
                                                          -----------------------------------------------------
                                                                             (In Thousands)
     Realized gains (losses):
        Bonds                                                 $     1,574      $     2,532       $     6,586
        Equity securities                                               -              794               281
        Mutual funds - trading                                          -              616               176
        Mutual funds - other than trading                               -               26                 -
        Other                                                           3                -                 -
                                                          -----------------------------------------------------
     Total realized gains                                           1,577            3,968             7,043

     Impairments:
        Bonds                                                           -           (1,524)           (5,469)
                                                          -----------------------------------------------------
     Total impairments                                                  -           (1,524)           (5,469)

     Holding gains (losses):
        Mutual funds - trading                                          -             (604)              836
        Mutual funds - other than trading                           1,883            1,513             2,989
                                                          -----------------------------------------------------
     Total holding gains                                            1,883              909             3,825
                                                          -----------------------------------------------------
                                                                    3,460            3,353             5,399
     Related impact on deferred policy acquisition costs             (918)          (1,011)           (2,863)
                                                          -----------------------------------------------------
     Net realized/unrealized capital gains                    $     2,542      $     2,342       $     2,536
                                                          =====================================================


There were no outstanding agreements to sell securities at December 31, 2006 or 2005.

At December 31, 2006, the Company had approximately $1.4 billion in securities pledged as collateral in relation to its structured institutional products, the line of credit with the FHLB (see Note 11), and the home office building (see
Note 12).

At December 31, 2006, bonds available-for-sale with a carrying amount of $3.9 million were held in joint custody with the Kansas Insurance Department to comply with statutory regulations.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

DERIVATIVE INSTRUMENTS

The Company only uses derivatives for economic or accounting hedging purposes. The derivatives are recorded on the consolidated balance sheets in other invested assets. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Fair Value Hedging Strategy

The Company has entered into several interest rate swap agreements to manage interest rate risk. The interest rate swap agreements effectively modify the Company's exposure to interest risk by converting certain of the Company's fixed rate liabilities to a floating rate based on LIBOR over the next two years. The notional amounts of the swaps are $42.5 million and $45 million at December 31, 2006 and 2005, respectively, and are scheduled to decline as the liabilities mature. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreements without an exchange of the underlying principal amount. The Company also has interest rate swap agreements which effectively modify fixed rate bonds into floating rate investments based on LIBOR over the next ten years. The notional amounts of these swaps are $112 million and $127 million at December 31, 2006 and 2005, respectively.

During the years ended December 31, 2006, 2005, and 2004, the Company recognized a net gain of $296,000, $709,000, and $810,000, respectively, related to the ineffective portion of its fair value hedges that has been included in net investment income in the consolidated statements of income.

Cash Flow Hedging Strategy

The Company has entered into interest rate swap agreements that effectively convert a portion of its floating rate liabilities to a fixed rate basis, thus reducing the impact of interest rate changes on future income. The swap agreements expired during 2005.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

2. INVESTMENTS (CONTINUED)

During the years ended December 31, 2005 and 2004, the Company recognized a gain of $251,000 and $272,000, respectively, related to the ineffective portion of its hedging instruments that has been included in net investment income in the consolidated statements of income.

Futures Hedging Strategy

The Company entered into futures contract positions that were intended to reduce the impact of the equity market volatility on the Company's deferred acquisition cost amortization expense, earnings from asset-based fees, and the realized gains (losses) on securities classified as trading securities. These futures contracts acted as an economic hedge against these financial risks; however, they did not qualify for hedge accounting. During the years ended December 31, 2006, 2005, and 2004, the Company realized a loss of $14.6 million, $7.9 million, and $6.4 million, respectively, on these futures contracts that has been included in net investment income in the consolidated statements of income. The Company held 375 and 357 futures contracts at December 31, 2006 and 2005, respectively.

3. DEFERRED POLICY ACQUISITION COSTS

An analysis of the deferred policy acquisition costs asset balance (other than the value of business acquired and sales inducements) is presented below for the years ended December 31:

                                                                                     2006              2005
                                                                           ------------------------------------
                                                                                     (In Thousands)

     Balance at beginning of year                                             $     330,794     $     250,227
        Cost deferred during the year                                                85,308            77,268
        Amortized to expense during the year                                        (43,980)          (44,062)
        Effect of realized gains on amortization of deferred
          policy acquisition costs                                                     (918)           (1,011)
        Effect of unrealized gains                                                   10,836            49,274
        Other                                                                        (1,177)             (902)
                                                                           ------------------------------------
     Balance at end of year                                                   $     380,863     $     330,794
                                                                           ====================================


                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

3. DEFERRED POLICY ACQUISITION COSTS (CONTINUED)

The Present Value of Future Profits (PVFP) relates to reinsurance assumed in 2000 and 2003. Included in deferred policy acquisition costs in the consolidated balance sheets, PVFP reflects the estimated fair value of acquired business and represents the acquisition cost that was allocated to the value of future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts.

PVFP is amortized over the lives of the acquired insurance business in force in a manner consistent with amortization of deferred policy acquisition costs. An analysis of the PVFP asset account is presented below for the years ended December 31:


                                                                                    2006              2005
                                                                           ------------------------------------
                                                                                     (In Thousands)

     Balance at beginning of year                                             $     94,617      $    107,969
        Imputed interest                                                             6,091             6,909
        Amortization                                                               (17,964)          (20,261)
                                                                           ------------------------------------
     Balance at end of year                                                   $     82,744      $     94,617
                                                                           ====================================


Based on current conditions and assumptions as to future events on acquired contracts in force, the Company expects that the net amortization will be between 14.2% and 16.4% of the December 31, 2006, deferred policy acquisition cost balance in each of the years 2007 through 2011. The interest rate used to determine the amount of imputed interest on the unamortized PVFP balance approximates 6.3%.

An analysis of the deferred sales inducement costs asset balance is presented below for the years ended December 31:


                                                                                    2006              2005
                                                                           ------------------------------------
                                                                                     (In Thousands)

     Balance at beginning of year                                             $     79,490      $     60,315
        Acquisition                                                                 36,838            30,676
        Amortization                                                               (13,234)          (11,501)
                                                                           ------------------------------------
     Balance at end of year                                                   $    103,094      $     79,490
                                                                           ====================================

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

4. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) are as follows:


                                                                    Unrealized
                                                                  Gains (Losses)    Derivative
                                                                  on Available-    Instruments
                                                                     for-Sale         Gains
                                                                    Securities       (Losses)          Total
                                                                -----------------------------------------------
                                                                                (In Thousands)
     Accumulated other comprehensive income (loss) at
        January 1, 2004                                            $   12,632      $   (3,153)    $    9,479
          Other comprehensive income:
            Unrealized gains on available-for-sale securities          11,542               -         11,542
            Change in fair value of derivatives                             -           3,720          3,720
            Gains reclassified into earnings from other
              comprehensive income                                      4,387               -          4,387
            Unlocking of deferred policy acquisition costs              4,417               -          4,417
            Change in deferred income taxes                            (7,359)         (1,302)        (8,661)
                                                                -----------------------------------------------
          Total other comprehensive income                             12,987           2,418         15,405
                                                                -----------------------------------------------
     Accumulated other comprehensive income (loss) at                  25,619            (735)        24,884
        December 31, 2004 Other comprehensive (loss) income:
            Unrealized losses on available-for-sale securities        (95,952)              -        (95,952)
            Change in fair value of derivatives                             -             494            494
            Gains reclassified into earnings from other
              comprehensive income                                      3,341               -          3,341
            Unlocking of deferred policy acquisition costs             49,275               -         49,275
            Change in deferred income taxes                            15,168            (173)        14,995
                                                                -----------------------------------------------
          Total other comprehensive (loss) income                     (28,168)            321        (27,847)
                                                                -----------------------------------------------
     Accumulated other comprehensive loss at December                  (2,549)           (414)        (2,963)
        31, 2005
          Other comprehensive loss:
            Unrealized losses on available-for-sale securities        (34,771)              -        (34,771)
            Gains reclassified into earnings from other
              comprehensive income                                      3,460               -          3,460
            Unlocking of deferred policy acquisition costs             10,836               -         10,836
            Change in deferred income taxes                             1,507               -          1,507
                                                                -----------------------------------------------
          Total other comprehensive loss                              (18,968)              -        (18,968)
                                                                -----------------------------------------------
     Accumulated other comprehensive loss at
        December 31, 2006                                          $  (21,517)     $     (414)    $  (21,931)
                                                                ===============================================


                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

5. EMPLOYEE BENEFIT PLANS

The Company participates in a profit-sharing and savings plan for which substantially all employees are eligible. Company contributions to the profit-sharing and savings plan charged to operations were $1,775,000, $1,446,000, and $2,589,000 for 2006, 2005, and 2004, respectively.

The Company participates in a number of annual discretionary incentive compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts. Certain participants have the option to receive their balances immediately or to defer such amounts. Amounts deferred by participants of the Company's incentive compensation plans are invested in shares of affiliated mutual funds. Incentive compensation expense amounted to $5,323,000, $5,097,000, and $4,370,000 for 2006, 2005, and 2004, respectively.

Substantially all employees of the Company are covered by a qualified, noncontributory defined benefit pension plan sponsored by SBC and certain of its affiliates. Benefits are based on years of service and an employee's highest average compensation over a period of five consecutive years during the last ten years of service.

Pension cost for the year is allocated to each sponsoring company based on the ratio of salary costs for each company to total salary costs for all companies. Separate information disaggregated by the sponsoring employer company is not available on the components of pension cost or on the funded status of the plan.

6. REINSURANCE

Principal reinsurance assumed transactions for the years ended December 31, 2006, 2005, and 2004, are summarized as follows, with the majority of the reinsurance balances resulting from the 2003 and 2000 acquisitions of blocks of deferred annuity contracts:


                                                                   2006             2005              2004
                                                          -----------------------------------------------------
                                                                             (In Thousands)
     Reinsurance assumed:
        Premiums received                                    $     48,068     $     56,729      $     67,542
                                                          =====================================================
        Commissions paid                                     $      3,769     $      4,389      $      4,847
                                                          =====================================================
        Claims paid                                          $      7,077     $      9,354      $      9,718
                                                          =====================================================
        Surrenders paid                                      $    232,485     $    257,327      $    226,555
                                                          =====================================================


                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

6. REINSURANCE (CONTINUED)

Principal reinsurance ceded transactions for the years ended December 31, 2006, 2005, and 2004, are summarized as follows, with the majority of the reinsurance balances resulting from the 1997 transfer of the Company's life insurance business to another insurer:


                                                                  2006              2005              2004
                                                          -----------------------------------------------------
                                                                             (In Thousands)
     Reinsurance ceded:
        Premiums paid                                        $     35,317      $    36,440       $    37,356
                                                          =====================================================
        Commissions received                                 $      3,028      $     3,238       $     3,392
                                                          =====================================================
        Claim recoveries                                     $     21,725      $    23,966       $    18,861
                                                          =====================================================


In the accompanying consolidated financial statements, premiums, benefits, settlement expenses, and deferred policy acquisition costs are reported net of reinsurance ceded; policy liabilities and accruals are reported gross of reinsurance ceded. Reinsurance premiums and benefits are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to policyholders if the reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of reinsurers.

At December 31, 2006 and 2005, the Company has receivables totaling $508,506,000 and $502,575,000, respectively, for reserve credits, reinsurance claims, and other receivables from its reinsurers. Substantially all of these receivables are collateralized by assets of the reinsurers held in trust. Life insurance in force ceded at December 31, 2006 and 2005, was $4.1 billion and $4.3 billion, respectively.

Effective as of August 1, 2004, the Company transferred, through a 100% coinsurance of general account liabilities, a closed block of group waiver of premium business with reserves of $18.4 million. The Company paid $12.6 million to the reinsurer and recognized a $5.8 million gain on the transaction which was deferred and will be amortized into income over a period of nine years. At December 31, 2006, the reserves were $14.8 million and were collateralized by assets of the reinsurer held in trust of $20 million.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

6. REINSURANCE (CONTINUED)

Effective December 31, 2003, the Company acquired, through a 100% coinsurance of general account liabilities and a 100% modified coinsurance of separate account liabilities, a block of approximately 15,000 deferred annuity contracts with general and separate account balances of $84.1 million and $587.1 million, respectively, and a block of approximately 9,300 variable life insurance contracts with general and separate account balances of $2.1 million and $61.7 million, respectively. The Company agreed to the payment of a reinsurance commission of $39.2 million which, in addition to other related items, was deferred and is being amortized over the estimated life of the business assumed, in relation to its estimated gross profits. The transaction, noncash as of December 31, 2003, resulted in an accounts receivable of $25.7 million representing cash transferred to the Company in 2004 less the commission paid and policy loans of $1 million. The general account balances have been recognized by the Company at December 31, 2006 and 2005, while separate account assets and liabilities continue to be reported on the books of the ceding company.

7. VARIABLE ANNUITY CONTRACTS

The Company offers variable annuity contracts for which investment income and gains and losses on separate account investments accrue directly to, and investment risk is borne by, the contract holder. Associated with these variable annuity contracts, the Company provides guarantees for the benefit of the annuity contract holder. The primary guarantees provided to annuity contract holders are the guaranteed minimum death benefit (GMDB) and the guaranteed minimum income benefit (GMIB).

The GMDB provides a specific minimum return upon death. The Company offers six primary GMDB types:

     o RETURN OF PREMIUM DEATH BENEFIT provides the greater of account value or total deposits to the contract less any reductions due to partial withdrawals.

     o RESET provides the greater of a return of premium death benefit or the account value at the most recent five-year anniversary before the contract holder's eighty-sixth birthday adjusted for withdrawals.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

7. VARIABLE ANNUITY CONTRACTS (CONTINUED)

     o ROLL-UP DEATH BENEFIT provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally a 5% interest rate up to the earlier of an age specified in the contract (varies by product) or 200% of adjusted premiums.

     o STEP-UP DEATH BENEFIT provides the greater of a return of premium death benefit or the largest account value on a specified policy anniversary that occurs prior to a specified age adjusted for withdrawals. Currently, the Company offers products where the specified policy anniversary is annual, four year, five year, or six year. For most contracts, its GMDB locks in at an age specified in the contract (this age varies by product).

     o ENHANCED DEATH BENEFIT provides the greater of a return of premium death benefit or the contract value plus the lesser of 50% of the contract gain or 50% of adjusted premiums. For policies issued to persons older than 70, the enhancement is 25% of the contract gain or 25% of adjusted premiums.

     o COMBO DEATH BENEFIT provides the greater of an annual step-up, roll-up death benefit, and/or enhanced death benefit.

Following is a summary of the account values and net amount at risk, net of reinsurance, for variable annuity contracts with GMDB invested in both general and separate accounts as of December 31:


                                               2006                                     2005
                            -----------------------------------------------------------------------------------
                                                           WEIGHTED                                  WEIGHTED
                              ACCOUNT      NET AMOUNT AT   AVERAGE       ACCOUNT     NET AMOUNT AT   AVERAGE
                               VALUE           RISK      ATTAINED AGE     VALUE          RISK       ATTAINED AGE
                            -----------------------------------------------------------------------------------
                                                          (Dollars in Millions)

     Return of premium         $  2,919      $    15         62         $  2,454      $    18         62
     Reset                          178            2         52              176            5         52
     Roll-up                        712           57         58              558           18         57
     Step-up                      4,869           56         61            4,842           96         61
     Combo                          447           27         65              400           32         59
                            ----------------------------             ----------------------------
     Subtotal                     9,125          157         61            8,430          169         61

     Enhanced                         -           21         65                -           20         65
                            ----------------------------             ----------------------------
     Total GMDB                $  9,125      $   178         61         $  8,430      $   189         61
                            ============================             ============================


                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

7. VARIABLE ANNUITY CONTRACTS (CONTINUED)

The liability for guaranteed minimum death benefits on variable annuity contracts reflected in the general account as of December 31, 2006 and 2005, was $4,674,000 and $6,460,000, respectively. The liability for guaranteed minimum income benefits on variable annuity contracts reflected in the general account as of December 31, 2006, was $736,000. There was no liability for guaranteed minimum income benefits as of December 31, 2005.

The Company's GMDB and GMIB reserves are equal to the current benefit ratio multiplied by the cumulative assessments less cumulative excess death benefit payments plus accrued interest. The current benefit ratio is equal to the present value of excess payments divided by the present value of expected assessments. Separate benefit ratios will be maintained for GMDB and GMIB.

The Company will recalculate its GMDB and GMIB reserves at each reporting date, and the resulting change in liability will be recognized in the consolidated statements of income as a benefit expense. The Company regularly reviews the assumptions used in the GMDB and GMIB reserve calculations and will adjust the assumptions as actual experience or other evidence suggests that earlier assumptions should be revisited. The Company's reserve calculation uses assumptions consistent with its deferred policy acquisition cost model.

The following assumptions were used to determine the GMDB and GMIB reserves as of December 31, 2006:

     o Data used was based on a combination of historical numbers and future projections involving 500 stochastic scenarios.

     o    Mean long-term gross blended separate account growth rate of 8.5%.

     o    Equity volatility of 18%.

     o    Bond volatility of 5%.

     o    Mortality is 100% of Annuity 200 table.

     o Asset fees are equal to fund management fees and product loads (varies by product).

     o Discount rate is the long-term growth rate less asset fees (varies by product).

     o    Lapse rates vary by product and duration.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


8. INCOME TAXES

The Company files a consolidated life/nonlife federal income tax return with SBMHC. Income taxes are allocated to the Company as if it filed a separate return. The provision for income taxes includes current federal income tax expense or benefit and deferred income tax expense or benefit due to temporary differences between the financial reporting and income tax bases of assets and liabilities.

Income tax expense (benefit) consists of the following for the years ended December 31, 2006, 2005, and 2004:


                                                                  2006              2005             2004
                                                          -----------------------------------------------------
                                                                             (In Thousands)

     Current                                                  $    (3,296)     $     2,027      $    (16,505)
     Deferred                                                      13,758            7,409            22,577
                                                          -----------------------------------------------------
                                                              $    10,462      $     9,436      $      6,072
                                                          =====================================================

The differences between reported income tax expense and that resulting from applying the statutory federal rate to income before income tax expense are as follows:


                                                                    2006            2005             2004
                                                              -------------------------------------------------
                                                                               (In Thousands)
     Federal income tax expense computed at statutory rate       $    20,224     $    19,153     $    19,828
     (Decreases) increases in taxes resulting from:
        Dividends received deduction                                  (5,877)         (5,248)         (8,941)
        Credits                                                       (2,915)         (3,445)         (4,000)
        Other                                                           (970)         (1,024)           (815)
                                                              -------------------------------------------------
                                                                 $    10,462     $     9,436     $     6,072
                                                              =================================================


The credits above include low-income housing tax credits and foreign tax credits. Based on events and analysis performed during 2004, prior tax accruals related to the dividends received deduction of $5.1 million were eliminated in 2004.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


8. INCOME TAXES (CONTINUED)

Net deferred income tax assets or liabilities consist of the following:

                                                                                       DECEMBER 31
                                                                                   2006              2005
                                                                           ------------------------------------
                                                                                     (In Thousands)
     Deferred income tax assets:
        Future policy benefits                                                 $    76,081       $    62,433
        Employee benefits                                                                -             4,215
        Deferred gain on life coinsurance agreement                                  2,948             3,429
        Net unrealized loss on investments                                          17,378             5,629
        Credit carryover                                                                 -             8,685
        Other                                                                        3,251             2,910
                                                                           ------------------------------------
     Total deferred income tax assets                                               99,658            87,301
     Valuation allowance related to unrealized loss                                 (5,660)                -
                                                                           ------------------------------------
     Net deferred income tax assets                                                 93,998            87,301

     Deferred income tax liabilities:
        Deferred policy acquisition costs                                          171,877           144,914
        Deferred gains on investments                                                1,877             2,210
        Depreciation                                                                 3,074             3,472
        Other                                                                        8,859             4,679
                                                                           ------------------------------------
     Total deferred income tax liabilities                                         185,687           155,275
                                                                           ------------------------------------
     Net deferred income tax liability                                         $    91,689       $    67,974
                                                                           ====================================


SFAS No. 109, Accounting for Income Taxes, requires companies to determine whether a deferred income tax asset will be realized in future years. The Company has evaluated the recoverability of its deferred income tax assets and established a valuation allowance related to a portion of its net unrealized loss on securities available-for-sale. During 2006, deferred income tax assets related to credits carried over were sold to the parent, the ultimate filer of the tax return.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


9. CONDENSED FAIR VALUE INFORMATION

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosures of fair value information about financial instruments, whether recognized or not recognized in a company's balance sheet, for which it is practicable to estimate that value. The methods and assumptions used by the Company to estimate the following fair value disclosures for financial instruments are set forth in Note 1.

SFAS No. 107 excludes certain insurance liabilities and other nonfinancial instruments from its disclosure requirements. However, the liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk that minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The fair value amounts presented herein do not include an amount for the value associated with customer or agent relationships, the expected interest margin (interest earnings in excess of interest credited) to be earned in the future on investment-type products, or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.


                                                     DECEMBER 31, 2006                DECEMBER 31, 2005
                                             -------------------------------------------------------------------
                                                 CARRYING          FAIR           CARRYING          FAIR
                                                  AMOUNT           VALUE           AMOUNT           VALUE
                                             -------------------------------------------------------------------
                                                                       (In Thousands)

     Bonds (Note 2)                            $    4,831,835  $    4,833,749   $    4,880,824  $    4,883,124
     Equity securities (Note 2)                        85,565          85,565           71,396          71,396
     Mutual funds                                      90,749          90,749           97,935          97,935
     Policy loans                                     101,314         101,844           95,782          96,178
     Business owned life insurance                     74,089          74,089           70,699          70,699
     Separate account assets                        6,502,869       6,502,869        5,508,396       5,508,396
     Supplementary contracts without life                             (18,093)                         (17,937)
        contingencies                                 (16,503)                         (18,133)
     Individual and group annuities                (4,728,930)     (4,515,059)      (4,690,708)     (4,454,792)
     Long-term debt                                  (150,000)       (166,920)        (150,000)       (171,691)
     Mortgage debt                                    (44,004)        (46,846)         (45,566)        (49,390)
     Interest rate swaps                                  952             952              248              76
     Separate account liabilities                  (6,502,869)     (6,502,869)      (5,508,396)     (5,508,396)


                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


10. COMMITMENTS AND CONTINGENCIES

Effective January 1, 2005, the Company transferred all operating leases to SBC. Total expense for all operating leases amounted to $1,735,000 during 2004.

In connection with its investments in certain limited partnerships, the Company is committed on December 31, 2006, to invest additional capital of $21.2 million over the next few years as required by the general partner.

Guaranty fund assessments are levied on the Company by life and health guaranty associations in most states to cover policyholder losses of insolvent or rehabilitated insurers. At December 31, 2006 and 2005, the Company has reserved $1,465,000 and $1,721,000, respectively, to cover current and estimated future assessments, net of related premium tax credits.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its results of operations or financial position.

11. LONG-TERM DEBT

At December 31, 2006, the Company has access to a $67.3 million line-of-credit facility from the FHLB. Overnight borrowings in connection with this line of credit bear interest at 0.15% over the Federal Funds rate (5.25% at December 31, 2006). The Company had no borrowings under this line of credit at December 31, 2006. The amount of the line of credit is determined by the fair market value of the Company's available collateral held by the FHLB, primarily mortgage-backed securities, not already pledged as collateral under existing contracts as of December 31, 2006.

The Company has outstanding surplus notes of $150 million at December 2006 and 2005. The surplus notes consist of $50 million of 8.75% notes issued in May 1996 and maturing on May 15, 2016, and $100 million of 7.45% notes issued in October 2003 and maturing on October 1, 2033. The surplus notes were issued pursuant to Rule 144A under the Securities Act of 1933. The surplus notes have repayment conditions and restrictions, whereby each payment of interest or principal on the surplus notes may be made only with the prior approval of the Kansas Insurance Commissioner and only out of surplus funds that the Kansas Insurance Commissioner determines to be available for such payment under the Kansas Insurance Code.

12. MORTGAGE DEBT

The primary mortgage financing for the Company's property was arranged through the FHLB, which also occupies a portion of the premises. Although structured as a sale-leaseback transaction supporting $50 million of industrial revenue bonds issued by the City of Topeka and held by the FHLB, substantially all of the risks and rewards of property ownership have been retained by the Company. Accordingly, the arrangement has been accounted for as a mortgage financing of the entire premises by the Company, with an operating lease from the FHLB for the portion of the premises that they presently occupy (see Note 1).

The underlying loan agreement with the FHLB bears interest at 6.726% and will be fully paid off in 2022, with monthly principal and interest payments totaling $381,600 including $62,800 applicable to the portion of the building leased to the FHLB. The monthly payments applicable to the portion of the building leased to the FHLB increased by $16,800 in 2005 due to the modified lease agreement (see Note 1). The financing is collateralized by a first mortgage on the premises and $36 million of other marketable securities. At December 31, 2006, combined future aggregate principal maturities of the mortgage borrowing for the years ending December 31 are as follows (in thousands):

     2007                                                        $     1,670
     2008                                                              1,785
     2009                                                              1,910
     2010                                                              2,042
     2011                                                              2,183
     Thereafter                                                       34,414
                                                             ------------------
                                                                 $    44,004
                                                             ==================

13. RELATED-PARTY TRANSACTIONS

The Company owns shares of affiliated mutual funds managed by SMC with net asset values totaling $88,565,000 and $89,515,000 at December 31, 2006 and 2005,
respectively.

On April 14, 2004, the Company transferred all the issued and outstanding shares of SBG, its wholly owned subsidiary, to SBC, the parent company, for $43,631,000. Also on April 14, 2004, the Company entered into an intercompany promissory note due from SBC totaling $55,000,000 payable in full at maturity on May 20, 2016. Interest on the principal amount of the note is due

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)


13. RELATED-PARTY TRANSACTIONS (CONTINUED)

and payable at an annual rate of 5.98% with semiannual interest payments due on May 20 and November 20 of each year until the principal has been fully paid. At any time, SBC may prepay all or any portion of the outstanding principal of the note without premium or repayment penalty. During 2005, SBC prepaid $15,000,000 in principal. The principal balance at December 31, 2006, was $40,000,000.

The Company paid $55,160,000 in 2006 and $44,979,000 in 2005 to affiliates for providing management, investment, and administrative services. The Company has a payable to its affiliates of $6,248,000 and $3,109,000 for the years ended December 31, 2006 and 2005, respectively.

The Company paid $40,000,000, $38,000,000, and $10,000,000 in dividends to SBC in 2006, 2005, and 2004, respectively.

The Company writes conversion and third-party administration contracts on behalf of se2, inc., an affiliate. Accordingly, all of the revenue is collected by the Company and passed on to se2, inc. During 2006, 2005, and 2004, the Company collected $11,649,000, $170,000, and $-0-, respectively, for se2, inc.

14. STATUTORY FINANCIAL INFORMATION

The Company's statutory-basis financial statements are prepared on the basis of accounting practices prescribed or permitted by the Kansas Insurance Department. Kansas has adopted the National Association of Insurance Commissioners' statutory accounting practices (NAIC SAP) as the basis of its statutory accounting practices. In addition, the Commissioner of the Kansas Insurance Department has the right to permit other specific practices that may deviate from prescribed practices. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. The Company has no permitted practices.

                     Security Benefit Life Insurance Company
                                and Subsidiaries

             Notes to Consolidated Financial Statements (continued)

14. STATUTORY FINANCIAL INFORMATION (CONTINUED)

Statutory capital and surplus of the insurance operations were $574,719,000 and $588,211,000 at December 31, 2006 and 2005, respectively. Statutory net income of the insurance operations were $38,890,000, $36,079,000, and $73,951,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

The payment of dividends by the Company to shareholders is limited and can only be made from earned profits unless prior approval is received from the Kansas Insurance Commissioner. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Kansas Insurance Commissioner is also subject to restrictions relating to the statutory surplus and net gain from operations.

FINANCIAL STATEMENTS

Variable Annuity Account XIV -
AdvisorDesigns Variable Annuity
Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                              Financial Statements

                          Year Ended December 31, 2006




                                    CONTENTS

Report of Independent Registered Public Accounting Firm........................1

Audited Financial Statements

Statements of Net Assets.......................................................3
Statements of Operations......................................................12
Statements of Changes in Net Assets...........................................21
Notes to Financial Statements.................................................38

             Report of Independent Registered Public Accounting Firm

The Contract Owners
AdvisorDesigns Variable Annuity
   and
The Board of Directors
Security Benefit Life Insurance Company

We have audited the accompanying statements of net assets of each of the respective subaccounts of Variable Annuity Account XIV (the Account), a separate account of Security Benefit Life Insurance Company comprised of the AIM V.I. Capital Appreciation, AIM V.I. International Growth, AIM V.I. Mid Cap Core Equity, Direxion Dynamic VP HY Bond, Dreyfus VIF International Value, Federated High Income Bond II, Federated Fund for U.S. Government Securities II, Fidelity VIP Contrafund, Fidelity VIP Growth Opportunities, Fidelity VIP Index 500, Fidelity VIP Investment Grade Bond, Franklin Small-Mid Cap Growth, Neuberger Berman AMT Guardian, Neuberger Berman AMT Partners, Oppenheimer Main Street Small Cap Fund/VA, PIMCO VIT Low Duration, PIMCO VIT Real Return, PIMCO VIT StocksPLUS Growth & Income, PIMCO VIT Total Return, Potomac VP Money Market, RVT CLS AdvisorOne Amerigo, RVT CLS AdvisorOne Berolina, RVT CLS AdvisorOne Clermont, Rydex VT Absolute Return Strategies, Rydex VT Banking, Rydex VT Basic Materials, Rydex VT Biotechnology, Rydex VT Commodities, Rydex VT Consumer Products, Rydex VT Dynamic Dow, Rydex VT Dynamic OTC, Rydex VT Dynamic Russell 2000, Rydex VT Dynamic S&P 500, Rydex VT Dynamic Strengthening Dollar, Rydex VT Dynamic Weakening Dollar, Rydex VT Electronics, Rydex VT Energy, Rydex VT Energy Services, Rydex VT EP Aggressive, Rydex VT EP Conservative, Rydex VT EP Moderate, Rydex VT Europe Advantage, Rydex VT Financial Services, Rydex VT U.S. Government Long Bond Advantage, Rydex VT Health Care, Rydex VT Hedged Equity, Rydex VT Internet, Rydex VT Inverse Dynamic Dow, Rydex VT Inverse Government Long Bond, Rydex VT Inverse Mid Cap, Rydex VT Inverse OTC, Rydex VT Inverse Russell 2000, Rydex VT Inverse S&P 500, Rydex VT Japan Advantage, Rydex VT Large Cap Growth, Rydex VT Large Cap Value, Rydex VT Leisure, Rydex VT Mid Cap Advantage, Rydex VT Mid Cap Growth, Rydex VT Mid Cap Value, Rydex VT Multi-Cap Core Equity, Rydex VT Nova, Rydex VT OTC, Rydex VT Precious Metals, Rydex VT Real Estate, Rydex VT Retailing, Rydex VT Russell 2000 Advantage, Rydex VT Sector Rotation, Rydex VT Small Cap Growth, Rydex VT Small Cap Value, Rydex VT Technology, Rydex VT Telecommunications, Rydex VT Transportation, Rydex VT U.S. Government Money Market, Rydex VT Utilities, SBL Global, SBL Small

Cap Value, Templeton Developing Markets, Templeton Foreign Securities, Van Kampen LIT Government, and Wells Fargo Advantage Opportunity VT Subaccounts, which are available for investment by contract owners of the AdvisorDesigns Variable Annuity, as of December 31, 2006, and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended, except for those individual subaccounts operating for portions of such periods as disclosed in the financial statements. These financial statements are the responsibility of the management of Security Benefit Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2006, by correspondence with the transfer agent. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Variable Annuity Account XIV that are available for investment by contract owners of the AdvisorDesigns Variable Annuity at December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

March 5, 2007

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                            Statements of Net Assets

                                December 31, 2006

                                                                                                                     FEDERATED
                                    AIM V.I.        AIM V.I.                          DIREXION       DREYFUS VIF       HIGH
                                    CAPITAL      INTERNATIONAL      AIM V.I. MID     DYNAMIC VP HY  INTERNATIONAL     INCOME
                                  APPRECIATION       GROWTH       CAP CORE EQUITY       BOND          VALUE           BOND II
                                   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT        SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
                                -----------------------------------------------------------------------------------------------
Assets:
  Mutual funds, at market value    $2,255,532      $10,946,623     $233,854        $40,301,692      $2,176,052   $28,220,574
                                -----------------------------------------------------------------------------------------------
Total assets                        2,255,532       10,946,623      233,854         40,301,692       2,176,052    28,220,574
                                -----------------------------------------------------------------------------------------------
Net assets                         $2,255,532      $10,946,623     $233,854        $40,301,692      $2,176,052   $28,220,574
                                ===============================================================================================
Units outstanding                     245,629        1,040,624       23,157          4,064,852         210,233     2,369,696

Unit value                              $9.18           $10.52       $10.10              $9.91          $10.35        $11.91

Mutual funds, at cost              $2,089,405      $10,833,127     $244,803        $39,354,926      $2,164,580   $27,241,507
Mutual fund shares                     86,023          375,527       17,426          1,972,673         111,764     3,613,390


                                  FEDERATED FUND
                                       FOR
                                       U.S.                        FIDELITY VIP
                                    GOVERNMENT     FIDELITY VIP       GROWTH
                                  SECURITIES II     CONTRAFUND    OPPORTUNITIES
                                    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                --------------------------------------------------
Assets:
  Mutual funds, at market value     $9,183,393     $51,105,950       $8,380,753
                                --------------------------------------------------
Total assets                         9,183,393      51,105,950        8,380,753
                                --------------------------------------------------
Net assets                          $9,183,393     $51,105,950       $8,380,753
                                ==================================================
Units outstanding                      925,104       3,736,178          859,761

Unit value                               $9.93          $13.68            $9.75

Mutual funds, at cost               $9,086,488     $47,825,520       $7,924,678
Mutual fund shares                     809,823       1,642,750          464,823

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Net Assets (continued)

                                December 31, 2006

                                                  FIDELITY VIP      FRANKLIN       NEUBERGER       NEUBERGER      OPPENHEIMER
                                  FIDELITY VIP     INVESTMENT    SMALL-MID CAP     BERMAN AMT     BERMAN AMT      MAIN STREET
                                   INDEX 500       GRADE BOND        GROWTH         GUARDIAN       PARTNERS      SMALL CAP FUND
                                   SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT     /VA SUBACCOUNT
                                ------------------------------------------------------------------------------------------------
Assets:
  Mutual funds, at market value  $20,066,934      $17,970,828      $1,542,657      $8,641,718     $18,312,512       $971,026
                                ------------------------------------------------------------------------------------------------
Total assets                      20,066,934       17,970,828       1,542,657       8,641,718      18,312,512        971,026
                                ------------------------------------------------------------------------------------------------
Net assets                       $20,066,934      $17,970,828      $1,542,657      $8,641,718     $18,312,512       $971,026
                                ================================================================================================

Units outstanding                  1,946,907        1,715,753         146,557         783,107       1,405,944         95,279

Unit value                            $10.31           $10.47          $10.52          $11.03          $13.03         $10.19

Mutual funds, at cost            $18,062,812      $17,761,528      $1,213,152      $8,067,950     $17,512,633       $978,732
Mutual fund shares                   125,505        1,430,798          69,709         438,443         865,431         51,161
                                                                   PIMCO VIT
                                                                   STOCKSPLUS
                                PIMCO VIT LOW   PIMCO VIT REAL       GROWTH
                                   DURATION         RETURN          & INCOME
                                  SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                               -------------------------------------------------
Assets:
  Mutual funds, at market value  $7,015,782     $22,749,434          $97,155
                               -------------------------------------------------
Total assets                      7,015,782      22,749,434           97,155
                               -------------------------------------------------
Net assets                       $7,015,782     $22,749,434          $97,155
                               =================================================

Units outstanding                   702,942       2,238,653            9,510

Unit value                            $9.98          $10.16           $10.22

Mutual funds, at cost            $7,027,603     $23,964,854          $97,830
Mutual fund shares                  697,394       1,906,910            8,713

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Net Assets (continued)

                                December 31, 2006

                                                                                                   RYDEX VT
                                                    RVT CLS         RVT CLS         RVT CLS        ABSOLUTE
                                PIMCO VIT TOTAL    ADVISORONE      ADVISORONE      ADVISORONE       RETURN
                                     RETURN         AMERIGO         BEROLINA        CLERMONT      STRATEGIES
                                   SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                                -------------------------------------------------------------------------------
Assets:
  Mutual funds, at market value   $36,198,717     $241,590,983     $19,096,780   $87,695,968     $2,946,823
                                -------------------------------------------------------------------------------
Total assets                       36,198,717      241,590,983      19,096,780    87,695,968      2,946,823
                                -------------------------------------------------------------------------------
Net assets                        $36,198,717     $241,590,983     $19,096,780   $87,695,968     $2,946,823
                                ===============================================================================

Units outstanding                   3,720,182       17,786,852       1,867,517     7,918,977        292,216

Unit value                              $9.73           $13.58          $10.23        $11.07         $10.09

Mutual funds, at cost             $36,728,643     $212,432,023     $19,077,242   $81,596,999     $2,988,328
Mutual fund shares                  3,576,948        6,742,701         747,428     2,932,976        112,474
                                                   RYDEX VT       RYDEX VT BASIC
                                RYDEX VT BANKING   MATERIALS      BIOTECHNOLOGY
                                  SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                                ------------------------------------------------
Assets:
  Mutual funds, at market value    $4,274,371       $20,127,120      $3,179,531
                                ------------------------------------------------
Total assets                        4,274,371        20,127,120       3,179,531
                                ------------------------------------------------
Net assets                         $4,274,371       $20,127,120      $3,179,531
                                ================================================

Units outstanding                     333,524         1,504,445         489,452

Unit value                             $12.82            $13.38           $6.50

Mutual funds, at cost              $4,202,489       $19,048,817      $3,243,421
Mutual fund shares                    131,762           603,874         153,898

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Net Assets (continued)

                                December 31, 2006

                                                   RYDEX VT                                     RYDEX VT        RYDEX VT
                                    RYDEX VT       CONSUMER     RYDEX VT DYNAMIC RYDEX VT        DYNAMIC        DYNAMIC
                                  COMMODITIES      PRODUCTS          DOW        DYNAMIC OTC    RUSSELL 2000       S&P 500
                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                ---------------------------------------------------------------------------------------------
Assets:
  Mutual funds, at market value  $4,932,335      $17,725,993     $23,574,750     $13,730,798      $1,161,456     $14,270,298
                                ---------------------------------------------------------------------------------------------
Total assets                      4,932,335       17,725,993      23,574,750      13,730,798       1,161,456      14,270,298
                                ---------------------------------------------------------------------------------------------
Net assets                       $4,932,335      $17,725,993     $23,574,750     $13,730,798      $1,161,456     $14,270,298
                                =============================================================================================
Units outstanding                   620,865        1,433,562       1,937,611       2,664,052         112,728       1,401,544

Unit value                            $7.95           $12.36          $12.17           $5.16          $10.30          $10.18

Mutual funds, at cost            $5,513,383      $16,901,631     $23,505,939     $13,874,645      $1,159,008     $13,821,743
Mutual fund shares                  271,754          484,979         876,711         585,286          44,723         657,315
                                   RYDEX VT
                                   DYNAMIC           RYDEX VT
                                STRENGTHENING        DYNAMIC         RYDEX VT
                                    DOLLAR         WEAKENING DOLLAR ELECTRONICS
                                  SUBACCOUNT         SUBACCOUNT     SUBACCOUNT
                                -------------------------------------------------
Assets:
  Mutual funds, at market value   $1,918,514      $3,544,380       $1,235,822
                                -------------------------------------------------
Total assets                       1,918,514       3,544,380        1,235,822
                                -------------------------------------------------
Net assets                        $1,918,514      $3,544,380       $1,235,822
                                =================================================
Units outstanding                    227,822         315,037          258,761

Unit value                             $8.42          $11.25            $4.78

Mutual funds, at cost             $1,936,286      $3,624,657       $1,259,873
Mutual fund shares                    84,928         128,840           88,145

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Net Assets (continued)

                                December 31, 2006


                                                  RYDEX VT ENERGY      RYDEX VT EP     RYDEX VT EP     RYDEX VT EP    RYDEX VT
                                 RYDEX VT ENERGY    SERVICES           AGGRESSIVE     CONSERVATIVE     MODERATE   EUROPE ADVANTAGE
                                   SUBACCOUNT      SUBACCOUNT          SUBACCOUNT      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                -------------------------------------------------------------------------------------------------
Assets:
  Mutual funds, at market value   $26,555,037      $19,282,092      $439,244          $71,653      $3,348,852     $46,138,573
                                -------------------------------------------------------------------------------------------------
Total assets                       26,555,037       19,282,092       439,244           71,653       3,348,852      46,138,573
                                -------------------------------------------------------------------------------------------------
Net assets                        $26,555,037      $19,282,092      $439,244          $71,653      $3,348,852     $46,138,573
                                =================================================================================================

Units outstanding                   1,838,284        1,653,480        42,811            7,137         329,058       3,410,723

Unit value                             $14.44           $11.66        $10.26           $10.04          $10.18          $13.53

Mutual funds, at cost             $31,988,754      $21,620,922      $453,431          $72,675      $3,407,072     $44,020,223
Mutual fund shares                    801,298          647,268        17,950            2,856         133,901       1,558,736

                                    RYDEX VT      RYDEX VT U.S.
                                   FINANCIAL    GOVERNMENT LONG
                                    SERVICES     BOND ADVANTAGE  RYDEX VT HEALTH
                                   SUBACCOUNT     SUBACCOUNT     CARE SUBACCOUNT
                                -------------------------------------------------
Assets:
  Mutual funds, at market value   $10,485,413     $12,818,001      $10,843,874
                                -------------------------------------------------
Total assets                       10,485,413      12,818,001       10,843,874
                                -------------------------------------------------
Net assets                        $10,485,413     $12,818,001      $10,843,874
                                =================================================

Units outstanding                     897,919       1,230,809        1,146,339

Unit value                             $11.68          $10.42            $9.46

Mutual funds, at cost             $10,183,754     $12,748,518      $10,802,751
Mutual fund shares                    325,836       1,108,831          381,692

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Net Assets (continued)

                                December 31, 2006

                                                                                     RYDEX VT
                                                                     RYDEX VT        INVERSE        RYDEX VT
                                    RYDEX VT        RYDEX VT      INVERSE DYNAMIC  GOVERNMENT LONG  INVERSE    RYDEX VT INVERSE
                                 HEDGED EQUITY      INTERNET          DOW             BOND          MID CAP          OTC
                                   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT      SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                ------------------------------------------------------------------------------------------------
Assets:
  Mutual funds, at market value   $3,749,102       $4,256,363      $5,586,941      $12,594,440   $1,900,510        $8,646,970
                                ------------------------------------------------------------------------------------------------
Total assets                       3,749,102        4,256,363       5,586,941       12,594,440    1,900,510         8,646,970
                                ------------------------------------------------------------------------------------------------
Net assets                        $3,749,102       $4,256,363      $5,586,941      $12,594,440   $1,900,510        $8,646,970
                                ================================================================================================

Units outstanding                    370,346          737,253         890,609        1,622,590      274,299         1,270,513

Unit value                            $10.12            $5.77           $6.27            $7.76        $6.93             $6.82

Mutual funds, at cost             $3,820,183       $4,131,901      $6,134,307      $12,595,415   $1,962,741        $8,803,375
Mutual fund shares                   142,335          263,226         167,575          584,429       51,421           436,936
                                    RYDEX VT        RYDEX VT
                                     INVERSE        INVERSE          RYDEX VT
                                  RUSSELL 2000      S&P 500      JAPAN ADVANTAGE
                                   SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                -------------------------------------------------
Assets:
  Mutual funds, at market value    $3,494,028      $5,970,317      $10,475,125
                                -------------------------------------------------
Total assets                        3,494,028       5,970,317       10,475,125
                                -------------------------------------------------
Net assets                         $3,494,028      $5,970,317      $10,475,125
                                =================================================

Units outstanding                     535,985         998,525          938,475

Unit value                              $6.51           $5.99           $11.17

Mutual funds, at cost              $3,712,727      $6,602,075      $11,771,337
Mutual fund shares                    100,954       1,359,984          386,110

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Net Assets (continued)

                                December 31, 2006

                                                                                     RYDEX VT
                                       RYDEX VT     RYDEX VT LARGE    RYDEX VT        MID CAP     RYDEX VT        RYDEX VT
                                   LARGE CAP GROWTH  CAP VALUE        LEISURE       ADVANTAGE    MID CAP GROWTH  MID CAP VALUE
                                       SUBACCOUNT   SUBACCOUNT       SUBACCOUNT      SUBACCOUNT  SUBACCOUNT      SUBACCOUNT
                                 ------------------------------------------------------------------------------------------------
Assets:
  Mutual funds, at market value    $9,811,258      $34,376,262      $7,187,154     $16,075,296     $8,064,346       $12,336,906
                                 ------------------------------------------------------------------------------------------------
Total assets                        9,811,258       34,376,262       7,187,154      16,075,296      8,064,346        12,336,906
                                 ------------------------------------------------------------------------------------------------
Net assets                         $9,811,258      $34,376,262      $7,187,154     $16,075,296     $8,064,346       $12,336,906
                                 ================================================================================================
Units outstanding                     984,181        2,795,600         757,273       1,058,888        725,065           946,872

Unit value                              $9.97           $12.30           $9.49          $15.18         $11.12            $13.03

Mutual funds, at cost              $9,499,135      $32,983,964      $6,856,060     $18,691,401     $8,188,905       $11,877,453
Mutual fund shares                    367,738        1,081,695         274,424         664,268        274,952           551,247
                                     RYDEX VT
                                  MULTI-CAP CORE    RYDEX VT         RYDEX VT
                                      EQUITY          NOVA             OTC
                                    SUBACCOUNT     SUBACCOUNT       SUBACCOUNT
                                 -----------------------------------------------
Assets:
  Mutual funds, at market value          $211     $42,953,777       $5,244,302
                                 -----------------------------------------------
Total assets                              211      42,953,777        5,244,302
                                 -----------------------------------------------
Net assets                               $211     $42,953,777       $5,244,302
                                 ===============================================
Units outstanding                          20       4,525,063          635,169

Unit value                             $10.25           $9.49            $8.25

Mutual funds, at cost                    $209     $40,527,611       $5,246,634
Mutual fund shares                          7       4,257,064          340,760

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Net Assets (continued)

                                December 31, 2006

                                     RYDEX VT                                       RYDEX VT        RYDEX VT        RYDEX VT
                                     PRECIOUS        RYDEX VT       RYDEX VT      RUSSELL 2000       SECTOR         SMALL CAP
                                      METALS       REAL ESTATE      RETAILING      ADVANTAGE        ROTATION         GROWTH
                                    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                 -----------------------------------------------------------------------------------------------
Assets:
  Mutual funds, at market value    $22,611,827      $27,226,503    $7,093,606      $17,988,532    $13,053,571     $12,803,085
                                 -----------------------------------------------------------------------------------------------
Total assets                        22,611,827       27,226,503     7,093,606       17,988,532     13,053,571      12,803,085
                                 -----------------------------------------------------------------------------------------------
Net assets                         $22,611,827      $27,226,503    $7,093,606      $17,988,532    $13,053,571     $12,803,085
                                 ===============================================================================================
Units outstanding                    1,005,729        1,418,072       648,726        1,257,957      1,132,515       1,083,924

Unit value                              $22.48           $19.21        $10.93           $14.30         $11.53          $11.82

Mutual funds, at cost              $21,456,962      $25,421,002    $7,091,941      $17,022,171    $12,711,001     $12,742,206
Mutual fund shares                   1,797,443          541,821       238,200          437,252        969,085         427,911
                                     RYDEX VT                        RYDEX VT
                                     SMALL CAP       RYDEX VT      TELECOMMUNI-
                                       VALUE        TECHNOLOGY       CATIONS
                                    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                 -----------------------------------------------
Assets:
  Mutual funds, at market value    $16,284,644      $8,146,613      $11,303,325
                                 -----------------------------------------------
Total assets                        16,284,644       8,146,613       11,303,325
                                 -----------------------------------------------
Net assets                         $16,284,644      $8,146,613      $11,303,325
                                 ===============================================
Units outstanding                    1,252,309       1,287,248        1,437,461

Unit value                              $13.00           $6.33            $7.86

Mutual funds, at cost              $16,258,682      $7,828,448      $10,936,643
Mutual fund shares                     569,393         552,688          515,898

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Net Assets (continued)

                                December 31, 2006

                                                  RYDEX VT U.S.                                                      TEMPLETON
                                     RYDEX VT       GOVERNMENT       RYDEX VT          SBL               SBL         DEVELOPING
                                  TRANSPORTATION   MONEY MARKET     UTILITIES         GLOBAL        SMALL CAP VALUE   MARKETS
                                    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT        SUBACCOUNT     SUBACCOUNT
                                 -----------------------------------------------------------------------------------------------
Assets:
  Mutual funds, at market value    $7,418,991     $145,825,739     $27,060,906     $40,705,140       $15,186,104      $779,650
                                 -----------------------------------------------------------------------------------------------
Total assets                        7,418,991      145,825,739      27,060,906      40,705,140        15,186,104       779,650
                                 -----------------------------------------------------------------------------------------------
Net assets                         $7,418,991     $145,825,739     $27,060,906     $40,705,140       $15,186,104      $779,650
                                 ===============================================================================================
Units outstanding                     633,425       17,240,772       3,585,491       2,810,777           751,721        31,702

Unit value                             $11.71            $8.46           $7.55          $14.48            $20.21        $24.60

Mutual funds, at cost              $7,415,598     $145,825,739     $25,885,255     $34,332,254       $13,189,642      $439,127
Mutual fund shares                    211,669      145,825,739       1,209,156       3,690,403           580,953        56,537
                                     TEMPLETON                       WELLS FARGO
                                      FOREIGN     VAN KAMPEN LIT      ADVANTAGE
                                     SECURITIES     GOVERNMENT      OPPORTUNITY VT
                                    SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                                 -------------------------------------------------
Assets:
  Mutual funds, at market value      $1,990,507          $2,526       $8,172,118
                                 -------------------------------------------------
Total assets                          1,990,507           2,526        8,172,118
                                 -------------------------------------------------
Net assets                           $1,990,507          $2,526       $8,172,118
                                 =================================================
Units outstanding                       161,115             254          716,241

Unit value                               $12.35           $9.94           $11.41

Mutual funds, at cost                $1,273,904          $2,531       $7,697,979
Mutual fund shares                      106,331             272          340,221

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                            Statements of Operations

                          Year Ended December 31, 2006

                                                                                                                FEDERATED
                                  AIM V.I.        AIM V.I.        AIM V.I.       DIREXION      DREYFUS VIF         HIGH
                                   CAPITAL     INTERNATIONAL    MID CAP CORE   DYNAMIC VP HY  INTERNATIONAL       INCOME
                                APPRECIATION       GROWTH          EQUITY          BOND           VALUE          BOND II
                                 SUBACCOUNT     SUBACCOUNT*     SUBACCOUNT*     SUBACCOUNT     SUBACCOUNT*      SUBACCOUNT
                               ----------------------------------------------------------------------------------------------
Net investment income (loss):
  Dividend distributions              $2,897         $3,164            $807      $1,714,414       $      -      $2,174,627
   Expenses:
     Mortality and expense
       risk fee                      (60,458)        (4,084)           (114)       (275,688)          (266)       (205,145)
     Administrative fee              (43,610)        (1,746)            (46)       (133,279)          (125)       (123,736)
                               ----------------------------------------------------------------------------------------------
Net investment income (loss)        (101,171)        (2,666)            647       1,305,447           (391)      1,845,746
     Capital gains
       distributions                       -              -          11,527               -              -               -
     Realized capital gain
       (loss) on sales of
       fund shares                   889,466            968             (13)        (78,770)             2        (617,473)
     Change in unrealized
       appreciation/depreciatio
       on investments during
       the period                   (645,851)       113,496         (10,949)        946,662         11,472         863,330
                               ----------------------------------------------------------------------------------------------
Net realized and unrealized
   capital gain (loss) on
   investments                       243,615        114,464             565         867,892         11,474         245,857
                               ----------------------------------------------------------------------------------------------
Net increase (decrease)
   in net assets resulting
   from operations                  $142,444       $111,798          $1,212      $2,173,339        $11,083      $2,091,603
                               ==============================================================================================
                                FEDERATED FUND
                                     FOR
                                     U.S.                       FIDELITY VIP
                                  GOVERNMENT     FIDELITY VIP      GROWTH
                                SECURITIES II     CONTRAFUND    OPPORTUNITIES
                                  SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
                               ------------------------------------------------
Net investment income (loss):
  Dividend distributions            $580,045        $468,861         $14,050
   Expenses:
     Mortality and expense
       risk fee                     (111,396)       (381,785)        (41,972)
     Administrative fee              (80,117)       (229,688)        (25,434)
                               ------------------------------------------------
Net investment income (loss)         388,532        (142,612)        (53,356)
     Capital gains
       distributions                       -       3,946,170               -
     Realized capital gain
       (loss) on sales of
       fund shares                  (187,578)      3,233,838         (14,158)
     Change in unrealized
       appreciation/depreciatio
       on investments during
       the period                    133,153      (2,865,153)        202,214
                               ------------------------------------------------
Net realized and unrealized
   capital gain (loss) on
   investments                       (54,425)      4,314,855         188,056
                               ------------------------------------------------
Net increase (decrease)
   in net assets resulting
   from operations                  $334,107      $4,172,243        $134,700
                               ================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Operations (continued)

                          Year Ended December 31, 2006

                                                FIDELITY VIP      FRANKLIN       NEUBERGER       NEUBERGER     OPPENHEIMER
                                FIDELITY VIP     INVESTMENT    SMALL-MID CAP     BERMAN AMT     BERMAN AMT     MAIN STREET
                                  INDEX 500      GRADE BOND        GROWTH         GUARDIAN       PARTNERS    SMALL CAP FUND
                                 SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT     SUBACCOUNT   /VA SUBACCOUNT*
                               -----------------------------------------------------------------------------------------------
Net investment income (loss):
   Dividend distributions         $  148,073     $ 476,810       $       -      $    43,235    $   100,896        $     -
   Expenses:
     Mortality and expense
       risk fee                      (99,485)     (129,833)        (16,893)         (77,976)      (158,162)          (185)
     Administrative fee              (66,283)      (82,461)        (12,117)         (59,687)      (118,115)           (87)
                               -----------------------------------------------------------------------------------------------
Net investment income (loss)         (17,695)      264,516         (29,010)         (94,428)      (175,381)          (272)

Net realized and unrealized
   capital gain (loss)
   on investments:
     Capital gains distributions           -         29,925              -                -      1,554,016              -
     Realized capital gain (loss)
       on sales of fund shares       451,034      (247,074)        162,180        1,056,995      1,942,547            141
     Change in unrealized
       appreciation/depreciation
       on investments during
       the period                  1,480,697       468,418          12,394         (205,619)    (1,952,711)        (7,706)
                               -----------------------------------------------------------------------------------------------
Net realized and unrealized
   capital gain (loss)
   on investments                  1,931,731       251,269         174,574          851,376      1,543,852         (7,565)
                               -----------------------------------------------------------------------------------------------
Net increase (decrease)
   in net assets
   resulting from operations      $1,914,036     $ 515,785       $ 145,564      $   756,948    $ 1,368,471       $ (7,837)
                               ===============================================================================================
                                                                    PIMCO VIT
                                  PIMCO VIT LOW   PIMCO VIT REAL    STOCKSPLUS
                                     DURATION         RETURN     GROWTH & INCOME
                                   SUBACCOUNT*      SUBACCOUNT     SUBACCOUNT*
                               ---------------------------------------------------
Net investment income (loss):
   Dividend distributions           $ 11,603      $  709,077         $ 1,599
   Expenses:
     Mortality and expense
       risk fee                       (1,710)       (139,259)            (63)
     Administrative fee               (1,135)        (95,259)            (40)
                               ---------------------------------------------------
Net investment income (loss)           8,758         474,559           1,496

Net realized and unrealized
   capital gain (loss)
   on investments:
     Capital gains distributions           -          565,792              -
     Realized capital gain (loss)
       on sales of fund shares            (6)       (219,272)             39
     Change in unrealized
       appreciation/depreciation
       on investments during
       the period                    (11,821)     (1,025,390)           (675)
                               ---------------------------------------------------
Net realized and unrealized
   capital gain (loss)
   on investments                    (11,827)       (678,870)           (636)
                               ---------------------------------------------------
Net increase (decrease)
   in net assets
   resulting from operations        $ (3,069)    $  (204,311)        $   860
                               ===================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Operations (continued)

                          Year Ended December 31, 2006

                                                                   RVT CLS         RVT CLS         RVT CLS          RYDEX VT
                                  PIMCO VIT      POTOMAC VP      ADVISORONE       ADVISORONE      ADVISORONE    ABSOLUTE RETURN
                                TOTAL RETURN    MONEY MARKET       AMERIGO         BEROLINA        CLERMONT        STRATEGIES
                                 SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT*      SUBACCOUNT      SUBACCOUNT*
                               ------------------------------------------------------------------------------------------------
Net investment income (loss):
   Dividend distributions        $ 1,132,015  $      25,201    $      215,162   $    139,702   $   1,889,562   $       32,929
   Expenses:
     Mortality and expense
       risk fee                     (214,749)        (7,089)       (1,830,969)        (9,897)       (914,661)         (3,126)
     Administrative fee             (141,506)        (3,374)       (1,100,364)        (5,918)       (552,599)         (1,688)
                               ------------------------------------------------------------------------------------------------
Net investment income (loss)         775,760         14,738        (2,716,171)       123,887         422,302          28,115

Net realized and unrealized
   capital gain (loss)
   on investments:
     Capital gains                   192,565              -        20,027,520              -       3,866,493          41,855
       distributions
     Realized capital gain
       (loss) on sales of
       fund shares                  (179,437)             -         3,624,490          1,518       4,113,235            (822)
     Change in unrealized
       appreciation/depreciation
       on investments during
       the period                    (76,411)             -         1,876,932         19,538      (1,298,396)        (41,505)
                               ------------------------------------------------------------------------------------------------
Net realized and unrealized
   capital gain (loss) on
   investments                       (63,283)             -        25,528,942         21,056       6,681,332            (472)
                               ------------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets resulting from
   operations                      $ 712,477   $      14,738     $ 22,812,771   $    144,943    $  7,103,634   $      27,643
                               ================================================================================================


                                   RYDEX VT       RYDEX VT BASIC      RYDEX VT
                                    BANKING        MATERIALS       BIOTECHNOLOGY
                                  SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                               -------------------------------------------------
Net investment income (loss):
   Dividend distributions       $       75,307 $     169,927   $           -
   Expenses:
     Mortality and expense
       risk fee                       (27,761)      (109,365)        (61,262)
     Administrative fee               (15,164)       (59,294)        (33,829)
                               -------------------------------------------------
Net investment income (loss)           32,382          1,268         (95,091)

Net realized and unrealized
   capital gain (loss)
   on investments:
     Capital gains                          -        246,103               -
       distributions
     Realized capital gain
       (loss) on sales of
       fund shares                    130,625        511,306      (1,256,037)
     Change in unrealized
       appreciation/depreciation
       on investments during
       the period                      65,883        981,309        (329,652)
                               -------------------------------------------------
Net realized and unrealized
   capital gain (loss) on
   investments                        196,508      1,738,718      (1,585,689)
                               -------------------------------------------------
Net increase (decrease) in net
   assets resulting from
   operations                   $     228,890    $ 1,739,986   $  (1,680,780)
                               =================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Operations (continued)

                          Year Ended December 31, 2006

                                                  RYDEX VT                                         RYDEX VT        RYDEX VT
                                  RYDEX VT        CONSUMER       RYDEX VT DYNAMIC   RYDEX VT    DYNAMIC RUSSELL     DYNAMIC
                                 COMMODITIES      PRODUCTS             DOW        DYNAMIC OTC        2000          S&P 500
                                 SUBACCOUNT      SUBACCOUNT        SUBACCOUNT      SUBACCOUNT     SUBACCOUNT*      SUBACCOUNT
                               ----------------------------------------------------------------------------------------------
Net investment income (loss):
   Dividend distributions      $           -  $     123,564   $        84,604 $      12,163  $       1,922   $     116,076
   Expenses:
     Mortality and expense
       risk fee                      (57,912)      (121,397)         (64,274)      (143,165)          (852)        (73,788)
     Administrative fee              (31,202)       (70,245)         (35,077)       (78,993)          (486)        (40,359)
                               ----------------------------------------------------------------------------------------------
Net investment income (loss)         (89,114)       (68,078)         (14,747)      (209,995)           584           1,929

Net realized and unrealized
   capital gain (loss)
   on investments:
     Capital gains                         -        147,309        1,743,896              -              -         457,233
       distributions
     Realized capital gain
       (loss) on sales of
       fund shares                (1,568,195)       981,741        1,502,351        928,370        (34,048)      1,110,983
     Change in unrealized
       appreciation/depreciation
       on investments during
       the period                   (584,657)      857,708           70,803        378,993          2,448         435,753
                               ----------------------------------------------------------------------------------------------
Net realized and unrealized
   capital gain (loss) on
   investments                    (2,152,852)     1,986,758        3,317,050      1,307,363        (31,600)      2,003,969
                               ----------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets resulting from
   operations                   $ (2,241,966)  $  1,918,680    $   3,302,303   $  1,097,368   $    (31,016)   $  2,005,898
                               ==============================================================================================
                                     RYDEX VT
                                     DYNAMIC         RYDEX VT
                                  STRENGTHENING       DYNAMIC         RYDEX VT
                                      DOLLAR      WEAKENING DOLLAR   ELECTRONICS
                                    SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                               --------------------------------------------------
Net investment income (loss):
   Dividend distributions        $       6,945    $    189,160    $          -
   Expenses:
     Mortality and expense
       risk fee                         (6,072)        (29,415)        (53,574)
     Administrative fee                 (3,621)        (16,199)        (29,325)
                               --------------------------------------------------
Net investment income (loss)            (2,748)        143,546         (82,899)

Net realized and unrealized
   capital gain (loss)
   on investments:
     Capital gains                           -           2,913               -
       distributions
     Realized capital gain
       (loss) on sales of
       fund shares                     (47,695)        180,251      (2,147,747)
     Change in unrealized
       appreciation/depreciation
       on investments during
       the period                     (17,772)        (55,184)           (853)
                               --------------------------------------------------
Net realized and unrealized
   capital gain (loss) on
   investments                         (65,467)        127,980      (2,148,600)
                               --------------------------------------------------
Net increase (decrease) in net
   assets resulting from
   operations                     $    (68,215)   $    271,526    $ (2,231,499)
                               ==================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Operations (continued)

                          Year Ended December 31, 2006


                                  RYDEX VT         RYDEX VT ENERGY  RYDEX VT EP   RYDEX VT EP    RYDEX VT EP        RYDEX VT
                                   ENERGY          SERVICES        AGGRESSIVE    CONSERVATIVE     MODERATE       EUROPE ADVANTAGE
                                 SUBACCOUNT       SUBACCOUNT      SUBACCOUNT*     SUBACCOUNT*    SUBACCOUNT*       SUBACCOUNT
                               -----------------------------------------------------------------------------------------------
Net investment income (loss):
   Dividend distributions      $           -  $           -       $  21,150   $         911  $       88,950  $     638,776
   Expenses:
     Mortality and expense
       risk fee                     (253,927)      (269,637)           (379)            (28)        (2,408)       (189,285)
     Administrative fee             (138,871)      (147,071)           (200)            (15)        (1,278)       (103,166)
                               -----------------------------------------------------------------------------------------------
Net investment income (loss)        (392,798)      (416,708)         20,571             868         85,264         346,325

Net realized and unrealized
   capital gain (loss)
   on investments:
     Capital gains                 7,213,705      3,177,574             481              37          1,147       1,039,501
       distributions
     Realized capital gain
       (loss) on sales of
       fund shares                 2,615,652      3,438,685             885               -            (58)      1,957,443
     Change in unrealized
       appreciation/depreciation
       on investments during
       the period                 (6,540,848)   (5,189,016)        (14,187)         (1,022)       (58,220)      2,005,389
                               -----------------------------------------------------------------------------------------------
Net realized and unrealized
   capital gain (loss) on
   investments                     3,288,509      1,427,243         (12,821)          (985)       (57,131)      5,002,333
                               -----------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets resulting from
   operations                  $   2,895,711   $  1,010,535   $       7,750   $       (117) $      28,133     $ 5,348,658
                               ===============================================================================================

                                    RYDEX VT      RYDEX VT U.S.
                                   FINANCIAL    GOVERNMENT LONG
                                    SERVICES     BOND ADVANTAGE  RYDEX VT HEALTH
                                   SUBACCOUNT      SUBACCOUNT    CARE SUBACCOUNT
                               --------------------------------------------------
Net investment income (loss):
   Dividend distributions        $    118,434   $     613,374   $           -
   Expenses:
     Mortality and expense
       risk fee                       (81,460)       (141,694)       (136,972)
     Administrative fee               (44,267)        (77,372)        (74,668)
                               --------------------------------------------------
Net investment income (loss)           (7,293)        394,308        (211,640)

Net realized and unrealized
   capital gain (loss)
   on investments:
     Capital gains                    422,320               -         495,515
       distributions
     Realized capital gain
       (loss) on sales of
       fund shares                    679,801        (108,091)        403,110
     Change in unrealized
       appreciation/depreciation
       on investments during
       the period                    234,713        (224,449)       (612,376)
                               --------------------------------------------------
Net realized and unrealized
   capital gain (loss) on
   investments                     1,336,834        (332,540)        286,249
                               --------------------------------------------------
Net increase (decrease) in net
   assets resulting from
   operations                    $ 1,329,541    $     61,768    $     74,609
                               ==================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Operations (continued)

                          Year Ended December 31, 2006

                                                                                    RYDEX VT
                                                                    RYDEX VT         INVERSE
                                RYDEX VT HEDGED    RYDEX VT     INVERSE DYNAMIC     GOVERNMENT RYDEX VT INVERSE   RYDEX VT INVERSE
                                    EQUITY         INTERNET          DOW             LONG BOND    MID CAP              OTC
                                  SUBACCOUNT*     SUBACCOUNT       SUBACCOUNT       SUBACCOUNT   SUBACCOUNT        SUBACCOUNT
                               -----------------------------------------------------------------------------------------------
Net investment income (loss):
   Dividend distributions      $       42,775   $          -  $       82,435    $   263,862  $     39,668    $      628,162
   Expenses:
     Mortality and expense
       risk fee                       (2,778)         (26,993)      (41,605)        (77,568)      (13,669)         (120,744)
     Administrative fee               (1,494)        (14,907)       (22,705)        (42,747)       (7,508)          (66,148)
                               -----------------------------------------------------------------------------------------------
Net investment income (loss)          38,503         (41,900)        18,125         143,547        18,491           441,270

Net realized and unrealized
   capital gain (loss)
   on investments:
     Capital gains                    80,954               -              -               -             -                 -
       distributions
     Realized capital gain
       (loss) on sales of
       fund shares                       (73)        310,553     (1,108,267)         81,494      (282,956)       (1,318,467)
     Change in unrealized
       appreciation/depreciation
       on investments during
       the period                    (71,081)        128,960       (541,195)        148,741       (25,383)         (307,936)
                               -----------------------------------------------------------------------------------------------
Net realized and unrealized
   capital gain (loss) on
   investments                         9,800         439,513     (1,649,462)        230,235      (308,339)       (1,626,403)
                               -----------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets resulting from
   operations                  $      48,303      $  397,613   $ (1,631,337)    $   373,782    $ (289,848)    $  (1,185,133)
                               ===============================================================================================
                                  RYDEX VT       RYDEX VT
                                   INVERSE       INVERSE          RYDEX VT
                                RUSSELL 2000     S&P 500      JAPAN ADVANTAGE
                                 SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                               ----------------------------------------------
Net investment income (loss):
   Dividend distributions       $     139,523  $   447,108   $     310,993
   Expenses:
     Mortality and expense
       risk fee                      (64,346)     (102,502)       (111,426)
     Administrative fee              (34,976)      (57,052)        (61,018)
                               ----------------------------------------------
Net investment income (loss)          40,201       287,554         138,549

Net realized and unrealized
   capital gain (loss)
   on investments:
     Capital gains                         -             -       1,575,596
       distributions
     Realized capital gain
       (loss) on sales of
       fund shares                (1,430,889)   (1,693,035)        774,733
     Change in unrealized
       appreciation/depreciation
       on investments during
       the period                   (127,057)     (301,664)     (3,304,520)
                               ----------------------------------------------
Net realized and unrealized
   capital gain (loss) on
   investments                    (1,557,946)   (1,994,699)       (954,191)
                               ----------------------------------------------
Net increase (decrease) in net
   assets resulting from
   operations                   $ (1,517,745)  $(1,707,145)  $    (815,642)
                               ==============================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                        AdvisorDesigns Variable Annuity

                      Statements of Operations (continued)

                          Year Ended December 31, 2006

                                     RYDEX VT      RYDEX VT                       RYDEX VT
                                    LARGE CAP     LARGE CAP       RYDEX VT        MID CAP         RYDEX VT         RYDEX VT
                                      GROWTH        VALUE          LEISURE       ADVANTAGE     MID CAP GROWTH   MID CAP VALUE
                                    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                  -------------------------------------------------------------------------------------------
   Net investment income (loss):
      Dividend distributions      $          -  $     205,819   $         -     $     41,985  $          -    $     86,407
      Expenses:
        Mortality and expense
          risk fee                     (77,715)      (175,334)      (34,390)        (118,692)      (86,890)        (92,117)
        Administrative fee             (42,211)       (99,401)      (18,734)         (65,389)      (47,143)        (50,098)
                                  -------------------------------------------------------------------------------------------
   Net investment income (loss)       (119,926)       (68,916)      (53,124)        (142,096)     (134,033)        (55,808)

   Net realized and unrealized
     capital gain (loss)
     on investments:
        Capital gains                  166,063        658,456       253,647        2,964,896       543,120               -
          distributions
        Realized capital gain
          (loss) on sales of
          fund shares                  (84,693)     1,124,585        89,561          458,981       502,054      (1,970,254)
        Change in unrealized
          appreciation/depreciation
          on investments during
          the period                   385,910      1,387,740       366,198       (2,894,825)     (725,495)      2,981,668
                                  -------------------------------------------------------------------------------------------
   Net realized and unrealized
      capital gain (loss) on
      investments                      467,280      3,170,781       709,406          529,052       319,679       1,011,414
                                  -------------------------------------------------------------------------------------------
   Net increase (decrease) in net
      assets resulting from
      operations                   $   347,354   $  3,101,865   $   656,282     $    386,956  $    185,646    $    955,606
                                  ===========================================================================================
                                       RYDEX VT
                                       MULTI-CAP       RYDEX VT        RYDEX VT
                                      CORE EQUITY        NOVA            OTC
                                      SUBACCOUNT*     SUBACCOUNT      SUBACCOUNT
                                  --------------------------------------------------
   Net investment income (loss):
      Dividend distributions        $          -    $     461,652  $           -
      Expenses:
        Mortality and expense
          risk fee                          (438)        (163,873)       (54,345)
        Administrative fee                  (235)         (89,224)       (29,925)
                                  --------------------------------------------------
   Net investment income (loss)             (673)         208,555        (84,270)

   Net realized and unrealized
     capital gain (loss)
     on investments:
        Capital gains                          -                -              -
          distributions
        Realized capital gain
          (loss) on sales of
          fund shares                    (20,898)       2,952,061       (375,407)
        Change in unrealized
          appreciation/depreciation
          on investments during
          the period                           2        1,455,836       (116,437)
                                  --------------------------------------------------
   Net realized and unrealized
      capital gain (loss) on
      investments                        (20,896)       4,407,897       (491,844)
                                  --------------------------------------------------
   Net increase (decrease) in net
      assets resulting from
      operations                    $    (21,569)     $ 4,616,452   $   (576,114)
                                  ==================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Operations (continued)

                          Year Ended December 31, 2006

                                   RYDEX VT                                       RYDEX VT                          RYDEX VT
                                   PRECIOUS        RYDEX VT       RYDEX VT      RUSSELL 2000       RYDEX VT        SMALL CAP
                                    METALS       REAL ESTATE      RETAILING      ADVANTAGE      SECTOR ROTATION     GROWTH
                                  SUBACCOUNT      SUBACCOUNT     SUBACCOUNT      SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
                               ---------------------------------------------------------------------------------------------
Net investment income (loss):
   Dividend distributions      $           -      $   424,629   $         -     $     74,074  $          -     $         -
   Expenses:
     Mortality and expense
       risk fee                    (275,755)         (163,076)      (44,296)        (152,738)     (129,300)        (77,553)
     Administrative fee            (153,627)          (88,506)      (24,010)         (82,900)      (70,784)        (42,037)
                               ---------------------------------------------------------------------------------------------
Net investment income (loss)       (429,382)          173,047       (68,306)        (161,564)     (200,084)       (119,590)

Net realized and unrealized
   capital gain (loss)
   on investments:
     Capital gains                        -           825,226       223,749                -       638,871         428,114
       distributions
     Realized capital gain
       (loss) on sales of
       fund shares                2,476,419         2,175,741       179,177        1,343,080       645,409        (559,126)
     Change in unrealized
       appreciation/depreciation
       on investments during
       the period                (1,746,730)       1,474,953        (9,726)         815,000      (474,378)        457,855
                               ---------------------------------------------------------------------------------------------
Net realized and unrealized
   capital gain (loss) on
   investments                      729,689         4,475,920       393,200        2,158,080       809,902         326,843
                               ---------------------------------------------------------------------------------------------
Net increase (decrease) in net
   assets resulting from
   operations                    $  300,307       $ 4,648,967   $   324,894     $  1,996,516  $    609,818     $   207,253
                               =============================================================================================
                                                    RYDEX VT
                                    RYDEX VT        RYDEX VT      TELECOMMUNI-
                                 SMALL CAP VALUE   TECHNOLOGY       CATIONS
                                   SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                               --------------------------------------------------
Net investment income (loss):
   Dividend distributions       $      65,506    $           -      $  124,692
   Expenses:
     Mortality and expense
       risk fee                      (114,768)         (57,210)       (65,758)
     Administrative fee               (65,770)         (31,328)       (35,705)
                               --------------------------------------------------
Net investment income (loss)         (115,032)         (88,538)        23,229

Net realized and unrealized
   capital gain (loss)
   on investments:
     Capital gains                    685,846                -        122,092
       distributions
     Realized capital gain
       (loss) on sales of
       fund shares                    205,480          117,234       (274,843)
     Change in unrealized
       appreciation/depreciation
       on investments during
       the period                    513,922          211,731        378,753
                               --------------------------------------------------
Net realized and unrealized
   capital gain (loss) on
   investments                      1,405,248          328,965       226,002
                               --------------------------------------------------
Net increase (decrease) in net
   assets resulting from
   operations                     $ 1,290,216      $   240,427    $   249,231
                               ==================================================

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                      Statements of Operations (continued)

                          Year Ended December 31, 2006

                                                     RYDEX VT U.S.                                                     TEMPLETON
                                       RYDEX VT    GOVERNMENT MONEY    RYDEX VT         SBL             SBL           DEVELOPING
                                    TRANSPORTATION      MARKET        UTILITIES       GLOBAL      SMALL CAP VALUE       MARKETS
                                      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                                   ----------------------------------------------------------------------------------------------
    Net investment income (loss):
       Dividend distributions      $            -     $  7,433,763  $     505,849     $       -       $     -    $     10,677
       Expenses:
         Mortality and expense                                                         (368,790)
           risk fee                       (96,304)     (1,672,428)        (138,768)                  (123,888)         (7,828)
         Administrative fee               (52,625)       (914,852)         (75,495)    (113,288)      (38,372)         (5,705)
                                   ----------------------------------------------------------------------------------------------
    Net investment income (loss)         (148,929)      4,846,483          291,586     (482,078)     (162,260)         (2,856)

    Net realized and unrealized
     capital gain (loss)
     on investments:
         Capital gains                          -               -          224,245            -             -               -
           distributions
         Realized capital gain
           (loss) on sales of
           fund shares                    (87,794)              -        1,276,959    4,032,401     1,251,266         181,673
         Change in unrealized
           appreciation/depreciation
           on investments during
           the period                    (353,640)              -        1,229,777    2,261,468       457,963          38,034
                                   ----------------------------------------------------------------------------------------------
    Net realized and unrealized
       capital gain (loss) on
       investments                       (441,434)              -        2,730,981    6,293,869     1,709,229         219,707
                                   ----------------------------------------------------------------------------------------------
    Net increase (decrease) in net
       assets resulting from
       operations                    $   (590,363)   $  4,846,483   $    3,022,567  $ 5,811,791    $ 1,546,969   $    216,851
                                   ==============================================================================================
                                                                      WELLS FARGO
                                        TEMPLETON      VAN KAMPEN      ADVANTAGE
                                         FOREIGN          LIT         OPPORTUNITY
                                        SECURITIES     GOVERNMENT          VT
                                        SUBACCOUNT    SUBACCOUNT*      SUBACCOUNT
                                   -------------------------------------------------
    Net investment income (loss):
       Dividend distributions          $     49,479   $          -   $        -
       Expenses:
         Mortality and expense
           risk fee                         (34,305)            (2)      (71,802)
         Administrative fee                 (24,552)             -       (47,421)
                                   -------------------------------------------------
    Net investment income (loss)             (9,378)            (2)     (119,223)

    Net realized and unrealized
     capital gain (loss)
     on investments:
         Capital gains                            -              -       774,607
           distributions
         Realized capital gain
           (loss) on sales of
           fund shares                    1,056,091              -       790,642
         Change in unrealized
           appreciation/depreciation
           on investments during
           the period                     (332,187)             (5)     (470,357)
                                   -------------------------------------------------
    Net realized and unrealized
       capital gain (loss) on
       investments                          723,904             (5)    1,094,892
                                   -------------------------------------------------
    Net increase (decrease) in net
       assets resulting from
       operations                      $    714,526  $          (7)  $   975,669
                                   =================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

  See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                       Statements of Changes in Net Assets

                     Years Ended December 31, 2006 and 2005

                                                      AIM V.I.                AIM V.I.         AIM V.I. MID
                                                      CAPITAL              INTERNATIONAL         CAP CORE
                                                    APPRECIATION               GROWTH             EQUITY
                                                     SUBACCOUNT              SUBACCOUNT         SUBACCOUNT
                                                  2006         2005                2006*             2006*
                                             ----------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)             $ (101,171)  $   (64,369) $        (2,666)       $      647
     Capital gains distributions                       -             -                -            11,527
     Realized capital gain (loss) on sales
       of fund shares                            889,466       199,931              968               (13)
     Change in unrealized appreciation/
       depreciation on investments during
       the period                               (645,851)      197,435          113,496           (10,949)
                                             ----------------------------------------------------------------
   Net increase (decrease) in net assets         142,444       332,997          111,798             1,212
     from operations

   From contract holder transactions:
     Variable annuity deposits                   310,548       294,666           16,462                 -
     Contract holder maintenance charges         (79,795)      (50,250)          (7,768)             (132)

     Terminations and withdrawals             (1,034,061)     (525,127)         (18,308)              (83)

     Transfers between subaccounts, net       (5,319,270)    3,805,285       10,844,439           232,857
                                             ----------------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions         (6,122,578)    3,524,574       10,834,825           232,642
                                             ----------------------------------------------------------------
Net increase (decrease) in net assets         (5,980,134)    3,857,571       10,946,623           233,854
Net assets at beginning of period              8,235,666     4,378,095                -                 -
                                             ----------------------------------------------------------------
Net assets at end of period                  $ 2,255,532    $8,235,666  $    10,946,623      $    233,854
                                             ================================================================
                                                         DIREXION              DREYFUS VIF
                                                         DYNAMIC VP           INTERNATIONAL
                                                          HY BOND                 VALUE
                                                        SUBACCOUNT             SUBACCOUNT
                                                    2006           2005            2006*
                                             -------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)              $  1,305,447   $   230,008       $    (391)
     Capital gains distributions                          -             -               -
     Realized capital gain (loss) on sales
       of fund shares                               (78,770)     (270,987)              2
     Change in unrealized appreciation/
       depreciation on investments during
       the period                                   946,662           105          11,472
                                             -------------------------------------------------
   Net increase (decrease) in net assets          2,173,339       (40,874)         11,083
     from operations

   From contract holder transactions:
     Variable annuity deposits                    2,509,742     9,428,214          15,084
     Contract holder maintenance charges           (288,453)     (131,675)         (1,651)

     Terminations and withdrawals                (2,975,725)   (1,090,195)           (931)

     Transfers between subaccounts, net           4,819,206    25,898,113       2,152,467
                                             -------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions             4,064,770    34,104,457       2,164,969
                                             -------------------------------------------------
Net increase (decrease) in net assets             6,238,109    34,063,583       2,176,052
Net assets at beginning of period                34,063,583             -               -
                                             -------------------------------------------------
Net assets at end of period                    $ 40,301,692   $34,063,583     $ 2,176,052
                                             =================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                                                FEDERATED
                                                        FEDERATED               FUND FOR
                                                          HIGH                     U.S.
                                                         INCOME                 GOVERNMENT               FIDELITY VIP
                                                         BOND II               SECURITIES II              CONTRAFUND
                                                      SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                                   2006         2005         2006        2005        2006         2005
                                               -----------------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)               $ 1,845,746  $ 1,969,311  $  388,532  $   203,309 $  (142,612)   $(357,105)
     Capital gains distributions                          -            -           -            -    3,946,170       3,765
     Realized capital gain (loss) on sales of
       fund shares                                 (617,473)    (364,302)   (187,578)     (69,907)   3,233,838     628,742
     Change in unrealized appreciation/
       depreciation on investments during the
       period                                       863,330   (1,453,156)    133,153      (74,252)  (2,865,153)  4,091,557
                                               -----------------------------------------------------------------------------
   Net increase (decrease) in net assets from     2,091,603      151,853     334,107       59,150    4,172,243   4,366,959
     operations

   From contract holder transactions:
     Variable annuity deposits                    1,136,366    3,486,965   3,940,480    3,137,038    7,789,763   6,179,390
     Contract holder maintenance charges           (268,909)    (257,159)   (143,252)    (117,674)    (462,239)   (313,566)

     Terminations and withdrawals                (2,768,087)  (3,904,919) (1,825,968)  (1,301,400)  (4,791,116) (2,734,308)

     Transfers between subaccounts, net           4,800,494  (17,143,737) (5,404,665)   1,752,019   (2,077,434) 20,251,577
                                               -----------------------------------------------------------------------------
   Net increase (decrease) in net assets from
     contractholder transactions                  2,899,864  (17,818,850) (3,433,405)   3,469,983      458,974  23,383,093
                                               -----------------------------------------------------------------------------
Net increase (decrease) in net assets             4,991,467  (17,666,997) (3,099,298)   3,529,133    4,631,217  27,750,052
Net assets at beginning of period                23,229,107   40,896,104  12,282,691    8,753,558   46,474,733  18,724,681
                                               -----------------------------------------------------------------------------
Net assets at end of period                     $28,220,574  $23,229,107  $9,183,393  $12,282,691 $ 51,105,950 $46,474,733
                                               =============================================================================
                                                     FIDELITY VIP
                                                        GROWTH                  FIDELITY VIP
                                                     OPPORTUNITIES              INDEX 500
                                                     SUBACCOUNT                 SUBACCOUNT
                                                  2006         2005           2006        2005
                                               ----------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)              $   (53,356)  $   (15,938)     $ (17,695)   $  7,614
     Capital gains distributions                         -            -               -           -
     Realized capital gain (loss) on sales of
       fund shares                                 (14,158)      117,426        451,034     534,286
     Change in unrealized appreciation/
       depreciation on investments during the
       period                                      202,214        34,087      1,480,697    (165,412)
                                               ------------------------------------------------------
   Net increase (decrease) in net assets from      134,700       135,575      1,914,036     376,488
     operations

   From contract holder transactions:
     Variable annuity deposits                     758,882       643,762     2,201,354    1,329,382
     Contract holder maintenance charges           (65,120)      (27,904)     (118,103)    (157,778)
     Terminations and withdrawals                 (698,240)     (316,416)   (1,068,059)  (2,445,722)
     Transfers between subaccounts, net          3,655,085     1,592,553     7,890,844    1,536,462
                                               ------------------------------------------------------
   Net increase (decrease) in net assets from
     contractholder transactions                3,650,607      1,891,995     8,906,036      262,344
                                               ------------------------------------------------------
Net increase (decrease) in net assets           3,785,307      2,027,570    10,820,072      638,832
Net assets at beginning of period               4,595,446      2,567,876     9,246,862    8,608,030
                                               ------------------------------------------------------
Net assets at end of period                    $8,380,753     $4,595,446  $ 20,066,934   $9,246,862
                                               =======================================================

           See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                    FIDELITY VIP                FRANKLIN                 NEUBERGER
                                                     INVESTMENT                SMALL-MID                 BERMAN AMT
                                                     GRADE BOND                CAP GROWTH                 GUARDIAN
                                                     SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                                 2006          2005         2006        2005         2006          2005
                                            -----------------------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)           $     264,516  $   247,504    $  (29,010)   $(35,678)   $   (94,428)   $  (78,387)
     Capital gains distributions                   29,925      266,316             -           -              -             -
     Realized capital gain (loss) on sales
       of fund shares                            (247,074)    (189,247)      162,180      65,712      1,056,995       351,616
     Change in unrealized appreciation/
       depreciation on investments during
       the period                                 468,418     (297,408)       12,394     (78,307)      (205,619)       49,120
                                            -----------------------------------------------------------------------------------
   Net increase (decrease) in net assets          515,785       27,165       145,564     (48,273)       756,948       322,349
     from operations

   From contract holder transactions:
     Variable annuity deposits                    649,715    1,935,760        33,090      36,541        503,075       247,131
     Contract holder maintenance charges         (189,626)    (166,405)      (25,101)    (27,340)       (94,657)      (64,672)
     Terminations and withdrawals              (2,175,358)  (1,831,004)     (252,804)   (265,515)    (1,044,744)     (806,132)
     Transfers between subaccounts, net         6,736,025    2,162,855      (447,528) (1,122,401)    (5,409,235)    7,842,876
                                            -----------------------------------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions           5,020,756    2,101,206      (692,343) (1,378,715)    (6,045,561)    7,219,203
                                            -----------------------------------------------------------------------------------
Net increase (decrease) in net assets           5,536,541    2,128,371      (546,779) (1,426,988)    (5,288,613)    7,541,552

Net assets at beginning of period              12,434,287   10,305,916     2,089,436   3,516,424     13,930,331     6,388,779
                                            -----------------------------------------------------------------------------------
Net assets at end of period                 $  17,970,828  $12,434,287  $  1,542,657  $2,089,436    $ 8,641,718    13,930,331
                                           ====================================================================================
                                                                     OPPENHEIMER
                                                  NEUBERGER          MAIN STREET
                                                  BERMAN AMT          SMALL CAP
                                                   PARTNERS           FUND /VA
                                                 SUBACCOUNT          SUBACCOUNT
                                              2006         2005            2006*
                                           -----------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)             $ (175,381)   $ (56,011)       (272)
     Capital gains distributions               1,554,016        3,464           -
     Realized capital gain (loss) on sales
       of fund shares                          1,942,547      904,214         141
     Change in unrealized appreciation/
       depreciation on investments during
       the period                             (1,952,711)   1,390,672      (7,706)
                                           -----------------------------------------
   Net increase (decrease) in net assets       1,368,471    2,242,339      (7,837)
     from operations

   From contract holder transactions:
     Variable annuity deposits                 1,270,350    1,363,862           -
     Contract holder maintenance charges        (213,461)    (166,520)       (353)
     Terminations and withdrawals             (2,461,492)  (1,939,695)     (1,127)
     Transfers between subaccounts, net       (4,745,962)  13,253,986     980,343
                                           -----------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions         (6,150,565)  12,511,633     978,863
                                           -----------------------------------------
Net increase (decrease) in net assets         (4,782,094)  14,753,972     971,026
Net assets at beginning of period             23,094,606    8,340,634           -
                                           -----------------------------------------
Net assets at end of period                 $ 18,312,512  $23,094,606    $971,026
                                           ========================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                                                                    PIMCO VIT
                                                                                                   STOCKSPLUS
                                                              PIMCO VIT     PIMCO VIT                GROWTH &
                                                            LOW DURATION   REAL RETURN                INCOME
                                                             SUBACCOUNT     SUBACCOUNT               SUBACCOUNT
                                                        2006*         2006            2005              2006*
                                               ------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)              $           8,758  $   474,559  $      154,541      $     1,496
     Capital gains distributions                               -      565,792         124,476                -
     Realized capital gain (loss) on sales of
       fund shares                                            (6)    (219,272)        (71,130)              39
     Change in unrealized appreciation/
       depreciation on investments during the
       period                                            (11,821)  (1,025,390)       (229,846)            (675)
                                               ------------------------------------------------------------------
   Net increase (decrease) in net assets from             (3,069)    (204,311)        (21,959)             860
     operations

   From contract holder transactions:
     Variable annuity deposits                            15,703    1,624,904       2,790,003                -
     Contract holder maintenance charges                  (4,960)    (181,326)       (106,936)             (76)
     Terminations and withdrawals                         (9,748)  (1,555,534)     (1,009,918)            (415)
     Transfers between subaccounts, net                7,017,856   11,326,097       3,953,693           96,786
                                               ------------------------------------------------------------------
   Net increase (decrease) in net assets from
     contractholder transactions                       7,018,851   11,214,141       5,626,842           96,295
                                               ------------------------------------------------------------------
Net increase (decrease) in net assets                  7,015,782   11,009,830       5,604,883           97,155
Net assets at beginning of period                              -   11,739,604       6,134,721                -
                                               ------------------------------------------------------------------
Net assets at end of period                       $    7,015,782 $ 22,749,434     $11,739,604      $    97,155
                                               ==================================================================
                                                            PIMCO VIT                   POTOMAC VP
                                                          TOTAL RETURN                 MONEY MARKET
                                                           SUBACCOUNT                   SUBACCOUNT
                                                       2006           2005            2006           2005
                                               -----------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)                $    775,760  $      320,444  $     14,378       $     57,315
     Capital gains distributions                      192,565         289,152             -                 -
     Realized capital gain (loss) on sales of
       fund shares                                   (179,437)        (44,223)            -                 -
     Change in unrealized appreciation/
       depreciation on investments during the
       period                                         (76,411)       (468,163)            -                 -
                                               -----------------------------------------------------------------
   Net increase (decrease) in net assets from         712,477          97,210        14,738            57,315
     operations

   From contract holder transactions:
     Variable annuity deposits                      3,661,879       3,131,291         1,036        44,203,487
     Contract holder maintenance charges             (236,296)       (135,377)      (18,433)         (119,440)
     Terminations and withdrawals                  (2,363,621)     (1,843,345)     (240,096)       (2,623,680)
     Transfers between subaccounts, net            16,725,509       7,031,113    (3,402,242)      (37,872,685)
                                               -----------------------------------------------------------------
   Net increase (decrease) in net assets from
     contractholder transactions                   17,787,471       8,183,682    (3,659,735)        3,587,682
                                               -----------------------------------------------------------------
Net increase (decrease) in net assets              18,499,948       8,280,892    (3,644,997)        3,644,997
Net assets at beginning of period                  17,698,769       9,417,877     3,644,997                 -
                                               -----------------------------------------------------------------
Net assets at end of period                      $  36,198,717    $17,698,769   $            -    $ 3,644,997
                                               =================================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                          RVT CLS                RVT CLS                RVT CLS
                                                         ADVISORONE             ADVISORONE             ADVISORONE
                                                          AMERIGO                BEROLINA               CLERMONT
                                                         SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                                     2006         2005            2006*            2006         2005
                                               ----------------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)                $(2,716,171) $ (1,908,884)    $   123,887   $   422,302   $ (683,646)
     Capital gains distributions                  20,027,520     1,776,980               -     3,866,493      333,232
     Realized capital gain (loss) on sales of
       fund shares                                 3,624,490     1,340,319           1,518     4,113,235      913,468
     Change in unrealized appreciation/
       depreciation on investments during the
       period                                      1,876,932    12,209,942          19,538    (1,298,396)   2,055,593
                                               ----------------------------------------------------------------------------
   Net increase (decrease) in net assets from     22,812,771    13,418,357         144,943     7,103,634    2,618,647
     operations

   From contract holder transactions:
     Variable annuity deposits                    14,713,639     3,883,601          21,971     8,217,774    1,782,638
     Contract holder maintenance charges          (2,157,389)   (1,645,764)        (19,037)   (1,147,055)  (1,190,590)
     Terminations and withdrawals                (19,150,606)  (15,479,404)        (98,770)  (11,967,744) (12,759,329)
     Transfers between subaccounts, net           38,250,357    64,438,215      19,047,673   (17,741,166)  26,067,381
                                               ----------------------------------------------------------------------------
   Net increase (decrease) in net assets from
     contractholder transactions                  31,656,001    51,196,648      18,951,837   (22,638,191)  13,900,100
                                               ----------------------------------------------------------------------------
Net increase (decrease) in net assets             54,468,772    64,615,005      19,096,780   (15,534,557)  16,518,747
Net assets at beginning of period                187,122,211   122,507,206               -   103,230,525   86,711,778
                                               ----------------------------------------------------------------------------
Net assets at end of period                     $241,590,983  $187,122,211     $19,096,780   $87,695,968 $103,230,525
                                               ============================================================================
                                                     RYDEX VT
                                                     ABSOLUTE
                                                      RETURN                RYDEX VT
                                                    STRATEGIES               BANKING
                                                    SUBACCOUNT             SUBACCOUNT
                                                       2006*           2006         2005
                                               -----------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)                $     28,115         $ 32,382   $ (15,636)
     Capital gains distributions                       41,855                -     156,539
     Realized capital gain (loss) on sales of
       fund shares                                       (822)         130,625    (313,729)
     Change in unrealized appreciation/
       depreciation on investments during the
       period                                         (41,505)          65,883     (95,728)
                                               -----------------------------------------------
   Net increase (decrease) in net assets from          27,643          228,890    (268,554)
     operations

   From contract holder transactions:
     Variable annuity deposits                         59,496          401,567     179,987
     Contract holder maintenance charges               (7,595)         (30,484)    (27,063)
     Terminations and withdrawals                     (88,688)        (235,081)   (273,341)
     Transfers between subaccounts, net             2,955,967        1,788,446  (1,603,338)
                                               -----------------------------------------------
   Net increase (decrease) in net assets from
     contractholder transactions                    2,919,180        1,924,448  (1,723,755)
                                               -----------------------------------------------
Net increase (decrease) in net assets               2,946,823        2,153,338  (1,992,309)
Net assets at beginning of period                           -        2,121,033   4,113,342
                                               -----------------------------------------------
Net assets at end of period                     $   2,946,823      $ 4,274,371  $2,121,033
                                               ===============================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                     RYDEX VT
                                                       BASIC                    RYDEX VT                  RYDEX VT
                                                     MATERIALS               BIOTECHNOLOGY              COMMODITIES
                                                    SUBACCOUNT                 SUBACCOUNT                SUBACCOUNT
                                                  2006      2005           2006        2005           2006       2005
                                           -------------------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)             $  1,268   $ (117,377) $   (95,091)  $   (63,056) $   (89,114) $    20,778
     Capital gains distributions               246,103      818,528            -             -            -            -
     Realized capital gain (loss) on
       sales of fund shares                    511,306     (420,329)  (1,256,037)       91,305   (1,568,195)     (28,537)
     Change in unrealized appreciation/
       depreciation on investments during
       the period                              981,309     (629,470)    (329,652)      211,614     (584,657)       3,608
                                           -------------------------------------------------------------------------------
   Net increase (decrease) in net assets     1,739,986     (348,648)  (1,680,780)      239,863   (2,241,966)      (4,151)
     from operations

   From contract holder transactions:
     Variable annuity deposits               1,727,368    1,806,076      938,200       329,638      638,126       52,264
     Contract holder maintenance charges      (137,676)    (113,799)     (65,182)      (59,621)     (71,592)     (14,367)
     Terminations and withdrawals           (1,289,629)  (1,225,129)    (554,817)     (728,171)    (546,078)    (129,259)
     Transfers between subaccounts, net     10,945,762   (3,732,997)  (9,978,947)   12,256,446   (3,896,630)  11,145,988
                                           -------------------------------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions       11,245,825   (3,265,849)  (9,660,746)   11,798,292   (3,876,174)  11,054,626
                                           -------------------------------------------------------------------------------
Net increase (decrease) in net assets       12,985,811   (3,614,497) (11,341,526)   12,038,155   (6,118,140)  11,050,475
Net assets at beginning of period            7,141,309   10,755,806   14,521,057     2,482,902   11,050,475            -
                                           -------------------------------------------------------------------------------
Net assets at end of period                $20,127,120  $ 7,141,309  $ 3,179,531   $14,521,057  $ 4,932,335  $11,050,475
                                           ===============================================================================
                                                      RYDEX VT                RYDEX VT
                                                      CONSUMER                 DYNAMIC
                                                      PRODUCTS                   DOW
                                                     SUBACCOUNT              SUBACCOUNT
                                                  2006       2005          2006         2005
                                           -------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)           $    (68,078)  $ (85,436)  $    (14,747)   $ (11,449)
     Capital gains distributions                 147,309      88,501      1,743,896      118,124
     Realized capital gain (loss) on
       sales of fund shares                      981,741      86,286      1,502,351       35,386
     Change in unrealized appreciation/
       depreciation on investments during
       the period                                857,708    (149,848)        70,803       28,753
                                           -------------------------------------------------------
   Net increase (decrease) in net assets       1,918,680     (60,497)     3,302,303      170,814
     from operations

   From contract holder transactions:
     Variable annuity deposits                 1,140,101     466,033        271,250      838,975
     Contract holder maintenance charges        (165,392)    (87,364)       (99,062)     (36,151)
     Terminations and withdrawals             (1,818,520) (1,035,485)      (858,529)    (475,054)
     Transfers between subaccounts, net        8,421,213   4,400,096     15,401,767    3,275,949
                                           -------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions          7,577,402   3,743,280     14,715,426    3,603,719
                                           -------------------------------------------------------
Net increase (decrease) in net assets          9,496,082   3,682,783     18,017,729    3,774,533
Net assets at beginning of period              8,229,911   4,547,128      5,557,021    1,782,488
                                           -------------------------------------------------------
Net assets at end of period                 $ 17,725,993  $8,229,911   $ 23,574,750   $5,557,021
                                           =======================================================

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                                            RYDEX VT            RYDEX VT
                                                         RYDEX VT           DYNAMIC             DYNAMIC
                                                       DYNAMIC OTC        RUSSELL 2000          S&P 500
                                                       SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                                   2006        2005          2006*          2006        2005
                                           ---------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)          $   (209,995)  $    (182,894)  $      584   $    1,929   $  (84,418)
     Capital gains distributions                      -               -            -      457,233      642,328
     Realized capital gain (loss) on
       sales of fund shares                     928,370        (479,666)     (34,048)   1,110,983      (15,933)
     Change in unrealized appreciation/
       depreciation on investments during
       the period                               378,993      (1,660,552)       2,448      435,753     (115,057)
                                           ---------------------------------------------------------------------
   Net increase (decrease) in net assets      1,097,368      (2,323,112)     (31,016)   2,005,898      426,920
     from operations

   From contract holder transactions:
     Variable annuity deposits                1,903,956       2,170,123       78,751    1,476,381    1,176,123
     Contract holder maintenance charges       (180,009)       (131,573)      (1,808)    (103,596)     (78,453)
     Terminations and withdrawals              (813,167)       (949,188)      (6,421)    (773,040)    (740,996)
     Transfers between subaccounts, net      (7,890,573)     (2,191,119)   1,121,950    3,037,345   (1,384,887)
                                           ---------------------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions        (6,979,793)     (1,101,757)   1,192,472    3,637,090   (1,028,213)
                                           ---------------------------------------------------------------------
Net increase (decrease) in net assets        (5,882,425)     (3,424,869)   1,161,456    5,642,988     (601,293)
Net assets at beginning of period            19,613,223      23,038,092            -    8,627,310    9,228,603
                                           ---------------------------------------------------------------------
Net assets at end of period                $ 13,730,798    $ 19,613,223   $1,161,456  $14,270,298  $ 8,627,310
                                           =====================================================================
                                                     RYDEX VT                    RYDEX VT
                                                     DYNAMIC                     DYNAMIC
                                                  STRENGTHENING                 WEAKENING
                                                     DOLLAR                      DOLLAR
                                                   SUBACCOUNT                  SUBACCOUNT
                                                 2006         2005          2006           2005
                                           -------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)           $  (2,748)  $      (545)   $   143,546    $    2,393
     Capital gains distributions                    -             -          2,913             -
     Realized capital gain (loss) on
       sales of fund shares                   (47,695)       (2,461)       180,251        (6,749)
     Change in unrealized appreciation/
       depreciation on investments during
       the period                             (17,772)            -        (55,184)      (25,093)
                                           -------------------------------------------------------------
   Net increase (decrease) in net assets      (68,215)       (3,006)       271,526       (29,449)
     from operations

   From contract holder transactions:
     Variable annuity deposits                 23,135            (3)       368,478           433
     Contract holder maintenance charges      (10,602)       (1,593)       (41,287)       (2,225)
     Terminations and withdrawals             (57,805)      (34,511)      (392,628)      (48,455)
     Transfers between subaccounts, net     2,031,989        39,125      1,815,352     1,602,635
                                           -------------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions       1,986,717         3,018      1,749,915     1,552,388
                                           -------------------------------------------------------------
Net increase (decrease) in net assets       1,918,502            12      2,021,441     1,522,939
Net assets at beginning of period                  12             -      1,522,939             -
                                           -------------------------------------------------------------
Net assets at end of period                $1,918,514    $       12    $ 3,544,380    $1,522,939
                                           =============================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005


                                                        RYDEX VT                       RYDEX VT
                                                      ELECTRONICS                       ENERGY
                                                       SUBACCOUNT                     SUBACCOUNT
                                                   2006          2005             2006         2005
                                           -------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)          $   (82,899)   $    (50,027)   $    (392,798)    $(368,073)
     Capital gains distributions                     -               -        7,213,705     1,570,096
     Realized capital gain (loss) on
       sales of fund shares                 (2,147,747)       (708,112)       2,615,652     5,580,759
     Change in unrealized appreciation/
       depreciation on investments during
       the period                                 (853)        (40,068)      (6,540,848)      234,529
                                           -------------------------------------------------------------
   Net increase (decrease) in net assets    (2,231,499)       (798,207)       2,895,711     7,017,311
     from operations

   From contract holder transactions:
     Variable annuity deposits                 771,920         317,996        7,607,806     6,321,766

     Contract holder maintenance charges       (72,422)        (37,990)        (358,409)     (310,700)

     Terminations and withdrawals             (695,711)       (466,531)      (3,248,059)   (3,805,002)

     Transfers between subaccounts, net      2,242,884      (3,160,485)     (11,071,208)    4,140,159
                                           -------------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions        2,246,671      (3,347,010)      (7,069,870)    6,346,223
                                           -------------------------------------------------------------
Net increase (decrease) in net assets           15,172      (4,145,217)      (4,174,159)   13,363,534
Net assets at beginning of period            1,220,650       5,365,867       30,729,196    17,365,662
                                           -------------------------------------------------------------
Net assets at end of period                $ 1,235,822     $ 1,220,650     $ 26,555,037  $ 30,729,196
                                           =============================================================
                                                          RYDEX VT
                                                           ENERGY                 RYDEX VT EP     RYDEX VT EP
                                                          SERVICES                AGGRESSIVE     CONSERVATIVE
                                                         SUBACCOUNT               SUBACCOUNT      SUBACCOUNT
                                                    2006            2005             2006*          2006*
                                           ----------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)            $  (416,708)     $   (316,122)    $   20,571         $      868
     Capital gains distributions               3,177,574                 -            481                 37
     Realized capital gain (loss) on
       sales of fund shares                    3,438,685         4,617,144            885                  -
     Change in unrealized appreciation/
       depreciation on investments during
       the period                             (5,189,016)        2,267,060        (14,187)            (1,022)
                                           ----------------------------------------------------------------------
   Net increase (decrease) in net assets       1,010,535         6,568,082          7,750               (117)
     from operations

   From contract holder transactions:
     Variable annuity deposits                 7,785,415         3,644,537              -                  -
     Contract holder maintenance charges        (356,437)         (292,237)             -                (55)
     Terminations and withdrawals             (3,867,860)       (3,487,860)          (631)           (10,103)
     Transfers between subaccounts, net      (15,739,131)        8,880,672        432,125             81,928
                                           ----------------------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions        (12,178,013)        8,745,112        431,494             71,770
                                           ----------------------------------------------------------------------
Net increase (decrease) in net assets        (11,167,478)       15,313,194        439,244             71,653
Net assets at beginning of period             30,449,570        15,136,376              -                  -
                                           ----------------------------------------------------------------------
Net assets at end of period                 $ 19,282,092      $ 30,449,570     $  439,244         $   71,653
                                           ======================================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                                      RYDEX VT                     RYDEX VT
                                                RYDEX VT EP            EUROPE                      FINANCIAL
                                                 MODERATE             ADVANTAGE                    SERVICES
                                                SUBACCOUNT            SUBACCOUNT                  SUBACCOUNT
                                                  2006*          2006          2005            2006          2005
                                           ---------------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)             $     85,264   $    346,325 $   (106,208)  $     (7,293)   $   (27,586)
     Capital gains distributions                     1,147      1,039,501       38,847        422,320        417,484
     Realized capital gain (loss) on
       sales of fund shares                            (58)     1,957,443   (2,105,424)       679,801        199,939
     Change in unrealized appreciation/
       depreciation on investments during
       the period                                  (58,220)     2,005,389    1,393,293        234,713       (712,304)
                                           ---------------------------------------------------------------------------
   Net increase (decrease) in net assets            28,133      5,348,658     (779,492)     1,329,541       (122,467)
     from operations

   From contract holder transactions:
     Variable annuity deposits                     183,891      1,737,235      867,786        613,933        491,771
     Contract holder maintenance charges            (3,340)      (251,768)    (102,132)       (93,558)       (63,902)
     Terminations and withdrawals                  (12,955)    (2,587,126)  (1,261,768)    (1,029,189)    (1,098,988)
     Transfers between subaccounts, net          3,153,123     32,953,392  (17,555,168)     1,142,850     (4,287,126)
                                           ---------------------------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions            3,320,719     31,851,733  (18,051,282)       634,036     (4,958,245)
                                           ---------------------------------------------------------------------------
Net increase (decrease) in net assets            3,348,852     37,200,391  (18,830,774)     1,963,577     (5,080,712)
Net assets at beginning of period                        -      8,938,182   27,768,956      8,521,836     13,602,548
                                           ---------------------------------------------------------------------------
Net assets at end of period                    $ 3,348,852   $ 46,138,573 $   8,938,182  $ 10,485,413    $ 8,521,836
                                           ===========================================================================
                                                   RYDEX VT U.S.
                                                    GOVERNMENT
                                                    LONG BOND                    RYDEX VT
                                                    ADVANTAGE                   HEALTH CARE
                                                    SUBACCOUNT                  SUBACCOUNT
                                               2006          2005            2006          2005
                                           ---------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)          $    394,308  $   289,701  $    (211,640)    $  (156,038)
     Capital gains distributions                      -            -        495,515               -
     Realized capital gain (loss) on
       sales of fund shares                    (108,091)     766,268        403,110         849,146
     Change in unrealized appreciation/
       depreciation on investments during
       the period                              (224,449)     129,083       (612,376)        414,034
                                           ---------------------------------------------------------
   Net increase (decrease) in net assets         61,768    1,185,052         74,609       1,107,142
     from operations

   From contract holder transactions:
     Variable annuity deposits                2,456,791    2,465,875      1,529,500         993,989
     Contract holder maintenance charges       (187,599)    (197,070)      (154,971)       (128,820)
     Terminations and withdrawals            (1,953,450)  (2,474,470)    (1,452,658)     (1,597,063)
     Transfers between subaccounts, net      (2,275,159)  (4,709,922)    (5,952,428)      9,020,138
                                           ---------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions        (1,959,417)  (4,915,587)    (6,030,557)      8,288,244
                                           ---------------------------------------------------------
Net increase (decrease) in net assets        (1,897,649)  (3,730,535)    (5,955,948)      9,395,386
Net assets at beginning of period            14,715,650   18,446,185     16,799,822       7,404,436
                                           ---------------------------------------------------------
Net assets at end of period                $ 12,818,001  $14,715,650   $ 10,843,874     $16,799,822
                                           =========================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

 See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                                                                  RYDEX VT
                                                                                                  INVERSE
                                               RYDEX VT             RYDEX VT                      DYNAMIC
                                              HEDGED EQUITY        INTERNET                         DOW
                                               SUBACCOUNT          SUBACCOUNT                    SUBACCOUNT
                                                  2006*        2006           2005           2006          2005
                                           --------------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)          $      38,503  $   (41,900) $    (36,124)  $    18,125       $   14,913
     Capital gains distributions                  80,954            -       187,751              -               -
     Realized capital gain (loss) on
       sales of fund shares                          (73)     310,553      (850,845)    (1,108,267)          4,586
     Change in unrealized appreciation/
       depreciation on investments during
       the period                                (71,081)     128,960      (169,852)      (541,195)         58,617
                                           --------------------------------------------------------------------------
   Net increase (decrease) in net assets
     from operations                              48,303      397,613      (869,070)    (1,631,337)         78,116

   From contract holder transactions:
     Variable annuity deposits                    62,199       89,639       169,604        127,372         185,095
     Contract holder maintenance charges          (8,079)     (37,487)      (30,690)       (46,293)        (35,171)
     Terminations and withdrawals                (32,342)    (406,526)     (403,193)      (361,232)       (324,123)
     Transfers between subaccounts, net        3,679,021   (2,126,727)    1,344,826      4,492,677       2,407,479
                                           --------------------------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions          3,700,799   (2,481,101)    1,080,547      4,212,524       2,233,280
                                           --------------------------------------------------------------------------
Net increase (decrease) in net assets          3,749,102   (2,083,488)      211,477      2,581,187       2,311,396
Net assets at beginning of period                      -    6,339,851     6,128,374      3,005,754         694,358
                                           --------------------------------------------------------------------------
Net assets at end of period                 $  3,749,102   $4,256,363   $ 6,339,851     $5,586,941      $3,005,754
                                           ==========================================================================
                                                      RYDEX VT
                                                      INVERSE                  RYDEX VT
                                                     GOVERNMENT                 INVERSE
                                                      LONG BOND                 MID CAP
                                                     SUBACCOUNT                SUBACCOUNT
                                                2006           2005          2006        2005
                                           --------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)            $   143,547  $  (178,854)   $     18,491  $    3,704
     Capital gains distributions                       -            -               -           -
     Realized capital gain (loss) on
       sales of fund shares                       81,494   (1,267,207)       (282,956)    (63,021)
     Change in unrealized appreciation/
       depreciation on investments during
       the period                                148,741       42,571         (25,383)    (35,478)
                                           --------------------------------------------------------
   Net increase (decrease) in net assets
     from operations                             373,782   (1,403,490)       (289,848)    (94,795)

   From contract holder transactions:
     Variable annuity deposits                   476,453      648,949         219,225     202,015
     Contract holder maintenance charges        (121,008)    (151,681)        (26,970)    (11,265)
     Terminations and withdrawals             (1,683,677)  (2,143,082)       (336,185)   (100,489)
     Transfers between subaccounts, net        5,840,955    1,096,030       1,698,331     579,806
                                           --------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions          4,512,723     (549,784)      1,554,401     670,067
                                           --------------------------------------------------------
Net increase (decrease) in net assets          4,886,505   (1,953,274)      1,264,553     575,272
Net assets at beginning of period              7,707,935    9,661,209         635,957      60,685
                                           --------------------------------------------------------
Net assets at end of period                  $12,594,440  $ 7,707,935    $  1,900,510  $  635,957
                                           ========================================================

*For the period from November 10, 2006 (inception date) to December 31, 2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                                             RYDEX VT                    RYDEX VT
                                                  RYDEX VT                    INVERSE                    INVERSE
                                                INVERSE OTC                RUSSELL 2000                  S&P 500
                                                 SUBACCOUNT                 SUBACCOUNT                  SUBACCOUNT
                                             2006         2005         2006           2005          2006         2005
                                         ----------------------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)         $  441,270   $  (180,951) $    40,201    $    61,203    $   287,554   $ (216,029)
     Capital gains distributions                   -             -            -              -              -            -
     Realized capital gain (loss) on
       sales of fund shares               (1,318,467)   (1,693,987)  (1,430,889)      (563,920)    (1,693,035)    (301,550)
     Change in unrealized appreciation/
       depreciation on investments
       during the period                    (307,936)      759,046     (127,057)        71,960       (301,664)      21,465
                                         ----------------------------------------------------------------------------------
   Net increase (decrease) in net         (1,185,133)   (1,115,892)  (1,517,745)      (430,757)    (1,707,145)    (496,114)
     assets from operations

   From contract holder transactions:
     Variable annuity deposits              665,851        315,678      476,892        241,333        266,612      439,236
     Contract holder maintenance charges   (189,568)      (263,632)     (88,670)       (84,297)      (145,208)    (223,468)
     Terminations and withdrawals        (1,790,024)    (3,070,987)  (1,029,396)      (951,354)    (1,188,957)  (2,365,643)
     Transfers between subaccounts, net   1,019,089      4,593,968   (1,025,196)     4,929,773     (9,156,238)  14,807,969
                                         ----------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets from contractholder
     transactions                          (294,652)    1,575,027    (1,666,370)     4,135,455    (10,223,791)  12,658,094
                                         ----------------------------------------------------------------------------------
Net increase (decrease) in net assets    (1,479,785)      459,135    (3,184,115)     3,704,698    (11,930,936)  12,161,980
Net assets at beginning of period        10,126,755     9,667,620     6,678,143      2,973,445     17,901,253    5,739,273
                                         ----------------------------------------------------------------------------------
Net assets at end of period              $8,646,970   $10,126,755    $3,494,028    $ 6,678,143    $ 5,970,317  $17,901,253
                                         ==================================================================================
                                                    RYDEX VT                RYDEX VT
                                                     JAPAN                  LARGE CAP
                                                   ADVANTAGE                 GROWTH
                                                   SUBACCOUNT              SUBACCOUNT
                                              2006          2005         2006        2005
                                         -----------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)           $  138,549   $  (97,615)  $ (119,926)  $  (67,648)
     Capital gains distributions             1,575,596            -      166,063      161,025
     Realized capital gain (loss) on
       sales of fund shares                    774,733      546,833      (84,693)    (165,894)
     Change in unrealized appreciation/
       depreciation on investments
       during the period                    (3,304,520)   1,897,621      385,910     (285,532)
                                         -----------------------------------------------------
   Net increase (decrease) in net             (815,642)   2,346,839      347,354     (358,049)
     assets from operations

   From contract holder transactions:
     Variable annuity deposits               3,115,687    1,146,052      582,985      613,011
     Contract holder maintenance charges      (133,634)     (89,472)     (94,753)     (55,080)
     Terminations and withdrawals           (1,436,212)    (978,640)    (999,602)    (862,755)
     Transfers between subaccounts, net    (13,309,145)  14,825,381    2,169,100   (3,835,163)
                                         -----------------------------------------------------
   Net increase (decrease) in net
     assets from contractholder
     transactions                          (11,763,304)  14,903,321    1,657,730   (4,139,987)
                                         -----------------------------------------------------
Net increase (decrease) in net assets      (12,578,946)  17,250,160    2,005,084   (4,498,036)
Net assets at beginning of period           23,054,071    5,803,911    7,806,174   12,304,210
                                         -----------------------------------------------------
Net assets at end of period               $ 10,475,125  $23,054,071  $  9,811,258  $7,806,174
                                         =====================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                  RYDEX VT                                           RYDEX VT
                                                 LARGE CAP                 RYDEX VT                  MID CAP
                                                   VALUE                    LEISURE                 ADVANTAGE
                                                 SUBACCOUNT               SUBACCOUNT                SUBACCOUNT
                                             2006         2005         2006         2005         2006         2005
                                         -------------------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)         $   (68,916)    $ (28,471)  $(53,124)   $ (91,636)  $ (142,096)  $  (164,965)
     Capital gains distributions              658,456       240,055    253,647      650,477    2,964,896        33,683
     Realized capital gain (loss) on
       sales of fund shares                 1,124,585      (115,436)    89,561     (523,147)     458,981     2,228,410
     Change in unrealized appreciation/
       depreciation on investments
       during the period                    1,387,740       (80,977)   366,198     (918,922)  (2,894,825)     (640,029)
                                         -------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets from operations                 3,101,865        15,171    656,282     (883,228)     386,956     1,457,099
   From contract holder transactions:
     Variable annuity deposits              1,310,089       749,634    368,744      312,207    1,016,940     1,143,321
     Contract holder maintenance charges     (255,800)      (72,619)   (41,899)     (80,619)    (155,409)     (148,352)
     Terminations and withdrawals          (2,784,904)   (1,230,048)  (385,203)  (1,208,633)  (1,632,308)   (1,462,067)
     Transfers between subaccounts, net    21,782,478     6,062,577  5,483,978  (14,037,340)   2,249,347      (328,127)
                                         -------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets from contractholder
     transactions                          20,051,863     5,509,544  5,425,620  (15,014,385)   1,478,570      (795,225)
                                         -------------------------------------------------------------------------------
Net increase (decrease) in net assets      23,153,728     5,524,715  6,081,902  (15,897,613)   1,865,526       661,874
Net assets at beginning of period          11,222,534     5,697,819  1,105,252   17,002,865   14,209,770    13,547,896
                                         -------------------------------------------------------------------------------
Net assets at end of period               $34,376,262   $11,222,534 $7,187,154  $1,105,252   $16,075,296   $14,209,770
                                         ===============================================================================
                                                  RYDEX VT                 RYDEX VT
                                                   MID CAP                  MID CAP
                                                   GROWTH                    VALUE
                                                 SUBACCOUNT               SUBACCOUNT
                                             2006         2005         2006         2005
                                         ----------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)        $   (134,033) $  (133,227)  $   (55,808)  $ (164,386)
     Capital gains distributions              543,120            -             -    2,713,423
     Realized capital gain (loss) on
       sales of fund shares                   502,054      271,153    (1,970,254)     925,236
     Change in unrealized appreciation/
       depreciation on investments
       during the period                     (725,495)      52,859     2,981,668   (2,232,528)
                                         ----------------------------------------------------
   Net increase (decrease) in net
     assets from operations                   185,646      190,785       955,606    1,241,745
   From contract holder transactions:
     Variable annuity deposits              1,465,973      777,836     1,507,800      882,850
     Contract holder maintenance charges      (96,066)    (117,955)     (113,016)    (167,396)
     Terminations and withdrawals          (1,172,773)  (1,174,111)   (1,261,318)  (2,127,733)
     Transfers between subaccounts, net   (16,353,712)  10,712,143     3,359,371   (2,213,623)
                                         ----------------------------------------------------
   Net increase (decrease) in net
     assets from contractholder
     transactions                         (16,156,578)  10,197,913     3,492,837   (3,625,902)
                                         ----------------------------------------------------
Net increase (decrease) in net assets     (15,970,932)  10,388,698     4,448,443   (2,384,157)
Net assets at beginning of period          24,035,278   13,646,580     7,888,463   10,272,620
                                         ----------------------------------------------------
Net assets at end of period              $  8,064,346  $24,035,278  $ 12,336,906  $7,888,463
                                         ====================================================

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                             RYDEX VT
                                            MULTI-CAP                RYDEX VT                       RYDEX VT
                                           CORE EQUITY                 NOVA                           OTC
                                            SUBACCOUNT              SUBACCOUNT                     SUBACCOUNT
                                              2006*             2006           2005            2006           2005
                                         ------------------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)        $         (673)  $    208,555   $    (198,870) $   (84,270)    $    (168,195)
     Capital gains distributions                      -              -               -            -                 -
     Realized capital gain (loss) on
       sales of fund shares                     (20,898)     2,952,061       2,578,530     (375,407)         (202,391)
     Change in unrealized appreciation/
       depreciation on investments
       during the period                              2      1,455,836        (522,246)    (116,437)       (1,017,384)
                                         ------------------------------------------------------------------------------
   Net increase (decrease) in net               (21,569)     4,616,452       1,857,414     (576,114)       (1,387,970)
     assets from operations

   From contract holder transactions:
     Variable annuity deposits                      419      1,011,287       1,238,332      158,539           661,303
     Contract holder maintenance charges             (3)      (241,451)       (254,632)     (74,465)         (174,109)
     Terminations and withdrawals                  (596)    (2,147,382)     (3,263,871)    (901,007)       (2,197,827)
     Transfers between subaccounts, net          21,960     11,816,732      (1,686,046)  (4,866,862)      (28,563,973)
                                         ------------------------------------------------------------------------------
   Net increase (decrease) in net
     assets from contractholder
     transactions                                21,780     10,439,186      (3,966,217)  (5,683,795)      (30,274,606)
                                         ------------------------------------------------------------------------------
Net increase (decrease) in net assets               211     15,055,638      (2,108,803)  (6,259,909)      (31,662,576)
Net assets at beginning of period                     -     27,898,139      30,006,942   11,504,211        43,166,787
                                         ------------------------------------------------------------------------------
Net assets at end of period              $          211    $42,953,777     $27,898,139   $5,244,302      $ 11,504,211
                                         ==============================================================================
                                                   RYDEX VT
                                                   PRECIOUS                    RYDEX VT
                                                    METALS                    REAL ESTATE
                                                  SUBACCOUNT                  SUBACCOUNT
                                               2006          2005           2006           2005
                                         ------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)        $    (429,382) $   (161,559)   $   173,047     $     10,614
     Capital gains distributions                     -              -       825,226                -
     Realized capital gain (loss) on
       sales of fund shares                  2,476,419     (1,175,571)    2,175,741          761,942
     Change in unrealized appreciation/
       depreciation on investments
       during the period                    (1,746,730)     3,151,778     1,474,953         (284,837)
                                         --------------------------------------------------------------
   Net increase (decrease) in net              300,307      1,814,648     4,648,967          487,719
     assets from operations

   From contract holder transactions:
     Variable annuity deposits               4,348,039      1,138,588     3,013,176        2,509,259
     Contract holder maintenance charges      (365,760)      (223,473)     (224,294)        (152,309)
     Terminations and withdrawals           (3,681,329)    (2,542,657)   (1,563,961)      (1,435,155)
     Transfers between subaccounts, net     (3,234,711)    13,792,205    11,572,367       (4,817,478)
                                         --------------------------------------------------------------
   Net increase (decrease) in net
     assets from contractholder
     transactions                           (2,933,761)    12,164,663    12,797,288       (3,895,683)
                                         --------------------------------------------------------------
Net increase (decrease) in net assets       (2,633,454)    13,979,311    17,446,255       (3,407,964)
Net assets at beginning of period           25,245,281     11,265,970     9,780,248       13,188,212
                                         --------------------------------------------------------------
Net assets at end of period                $22,611,827    $25,245,281   $27,226,503     $  9,780,248
                                         ==============================================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                                                 RYDEX VT                  RYDEX VT
                                                       RYDEX VT                RUSSELL 2000                 SECTOR
                                                      RETAILING                 ADVANTAGE                  ROTATION
                                                      SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                                                  2006         2005         2006         2005         2006         2005
                                             -------------------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)            $  (68,306)     $(84,529)    $(161,564)  $   150,207   $ (200,084)  $  (89,227)
     Capital gains distributions                223,749       136,240             -             -      638,871            -
     Realized capital gain (loss) on sales
       of fund shares                           179,177      (499,472)    1,343,080       340,855      645,409      369,383
     Change in unrealized appreciation/
       depreciation on investments during
       the period                                (9,726)      (51,384)      815,000    (1,405,333)    (474,378)     319,819
                                             -------------------------------------------------------------------------------
   Net increase (decrease) in net assets
     from operations                            324,894      (499,145)    1,996,516      (914,271)     609,818      599,975

   From contract holder transactions:
     Variable annuity deposits                  165,415       354,717     1,062,619     1,033,311    3,132,992    1,013,169
     Contract holder maintenance charges        (53,390)      (72,870)     (204,059)     (144,353)    (168,239)     (82,870)
     Terminations and withdrawals              (395,016)     (733,319)   (1,594,766)   (1,897,688)  (1,824,354)    (910,121)
     Transfers between subaccounts, net       4,241,451     1,585,723     5,593,592   (16,102,972)   1,741,738      790,893
                                             -------------------------------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions         3,958,460     1,134,251     4,857,386   (17,111,702)   2,882,137      811,071
                                             -------------------------------------------------------------------------------
Net increase (decrease) in net assets         4,283,354       635,106     6,853,902   (18,025,973)   3,491,955    1,411,046
Net assets at beginning of period            11,134,630    29,160,603     9,561,616     8,150,570   13,877,361   17,623,081
                                             -------------------------------------------------------------------------------
Net assets at end of period                  $7,093,606   $ 2,810,252   $17,988,532  $ 11,134,630  $13,053,571  $ 9,561,616
                                             ===============================================================================
                                                        RYDEX VT                     RYDEX VT
                                                        SMALL CAP                    SMALL CAP
                                                         GROWTH                        VALUE
                                                       SUBACCOUNT                   SUBACCOUNT
                                                   2006         2005           2006          2005
                                             --------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)                (119,590)   $ (157,436)  $  (115,032)    $(128,402)
     Capital gains distributions                  428,114       960,547       685,846       922,627
     Realized capital gain (loss) on sales
       of fund shares                            (559,126)      154,186       205,480      (346,856)
     Change in unrealized appreciation/
       depreciation on investments during
       the period                                 457,855    (1,323,139)      513,922    (1,057,222)
                                             ---------------------------------------------------------
   Net increase (decrease) in net assets
     from operations                              207,253      (365,842)    1,290,216       609,853)

   From contract holder transactions:
     Variable annuity deposits                    731,533       954,735       840,107       935,711
     Contract holder maintenance charges          (93,316)     (126,876)     (143,482)     (108,124)
     Terminations and withdrawals              (1,098,264)   (1,652,693)   (1,148,729)   (1,504,111)
     Transfers between subaccounts, net          (821,482)   (2,555,044)    6,266,961   (17,272,162)
                                             ---------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions          (1,281,529)   (3,379,878)    5,814,857   (17,948,686)
                                             ---------------------------------------------------------
Net increase (decrease) in net assets          (1,074,276)   (3,745,720)    7,105,073   (18,558,539)
Net assets at beginning of period               9,179,571     27,738,110    2,810,252     2,175,146
                                             ---------------------------------------------------------
Net assets at end of period                   $12,803,085    $13,877,361  $16,284,644   $ 9,179,571
                                             =========================================================

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                        RYDEX VT                    RYDEX VT                     RYDEX VT
                                                       TECHNOLOGY              TELECOMMUNICATIONS             TRANSPORTATION
                                                       SUBACCOUNT                  SUBACCOUNT                   SUBACCOUNT
                                                   2006        2005            2006         2005           2006         2005
                                               -------------------------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)              $  (88,538)  $  (76,212)   $     23,229   $  (21,279)   $   (148,929)  $   (61,762)
     Capital gains distributions                        -            -         122,092       72,509              -         29,023
     Realized capital gain (loss) on sales of
       fund shares                                117,234      190,254        (274,843)    (177,453)       (87,794)      (274,395)
     Change in unrealized appreciation/
       depreciation on investments during the
       period                                     211,731     (104,929)        378,753     (165,945)      (353,640)      (256,641)
                                               -------------------------------------------------------------------------------------
   Net increase (decrease) in net assets from     240,427        9,113         249,231     (292,168)      (590,363)      (563,775)
     operations

   From contract holder transactions:
     Variable annuity deposits                    774,708      571,003         805,724      102,149      1,075,729        250,567
     Contract holder maintenance charges          (69,331)     (68,920)        (81,092)     (14,327)      (116,568)       (55,431)
     Terminations and withdrawals                (850,584)  (1,026,438)       (785,379)    (229,538)    (1,181,224)      (580,420)
     Transfers between subaccounts, net         2,403,602     (844,424)     10,350,558   (3,634,880)     1,328,856     (1,867,427)
                                               -------------------------------------------------------------------------------------
   Net increase (decrease) in net assets from
     contractholder transactions                2,258,395   (1,368,779)     10,289,811   (3,776,596)     1,106,793     (2,252,711)
                                               -------------------------------------------------------------------------------------
Net increase (decrease) in net assets           2,498,822   (1,359,666)     10,539,042   (4,068,764)       516,430     (2,816,486)
Net assets at beginning of period               5,647,791    7,007,457         764,283    4,833,047      6,902,561      9,719,047
                                               -------------------------------------------------------------------------------------
Net assets at end of period                    $8,146,613  $ 5,647,791    $ 11,303,325   $  764,283    $ 7,418,991    $  6,902,561
                                               =====================================================================================

                                                        RYDEX VT U.S.
                                                         GOVERNMENT                         RYDEX VT
                                                         MONEY MARKET                       UTILITIES
                                                           SUBACCOUNT                      SUBACCOUNT
                                                      2006            2005           2006            2005
                                               --------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)                $  4,846,483   $   1,119,998   $   291,586    $   (129,106)
     Capital gains distributions                            -               -       224,245               -
     Realized capital gain (loss) on sales of
       fund shares                                          -               -     1,276,959         719,513
     Change in unrealized appreciation/
       depreciation on investments during the
       period                                               -               -     1,229,777        (375,789)
                                               --------------------------------------------------------------
   Net increase (decrease) in net assets from       4,846,483       1,119,998     3,022,567         214,618
     operations

   From contract holder transactions:
     Variable annuity deposits                    224,943,924     222,335,880     2,283,442       3,190,913
     Contract holder maintenance charges           (2,477,021)     (2,386,246)     (187,532)       (179,077)
     Terminations and withdrawals                 (34,812,673)    (46,495,986)   (1,554,514)     (2,172,045)
     Transfers between subaccounts, net          (179,085,994)   (145,492,859)    8,568,050       4,859,289
                                               --------------------------------------------------------------
   Net increase (decrease) in net assets from
     contractholder transactions                    8,568,236      27,960,789     9,109,446       5,699,080
                                               --------------------------------------------------------------
Net increase (decrease) in net assets              13,414,719      29,080,787    12,132,013       5,913,698
Net assets at beginning of period                 132,411,020     103,330,233    14,928,893       9,015,195
                                               --------------------------------------------------------------
Net assets at end of period                      $145,825,739   $ 132,411,020   $27,060,906    $ 14,928,893
                                               ==============================================================

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                                                  SBL                      TEMPLETON
                                                      SBL                      SMALL CAP                   DEVELOPING
                                                     GLOBAL                      VALUE                      MARKETS
                                                   SUBACCOUNT                  SUBACCOUNT                  SUBACCOUNT
                                               2006         2005          2006           2005          2006          2005
                                           ----------------------------------------------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)          $   (482,078) $  (239,772) $  (162,260)  $  (101,186)  $    (2,856)   $    (2,831)
     Capital gains distributions                      -            -            -             -            -               -
     Realized capital gain (loss) on
       sales of fund shares                   4,032,401    1,040,586    1,251,266       403,360       181,673        199,560
     Change in unrealized appreciation/
       depreciation on investments during
       the period                             2,261,468    2,576,296      457,963       803,101        38,034         58,828
                                           ----------------------------------------------------------------------------------
   Net increase (decrease) in net assets      5,811,791    3,377,110    1,546,969     1,105,275       216,851        255,557
     from operations

   From contract holder transactions:
     Variable annuity deposits                5,917,614    3,063,436    2,319,293     2,608,580        5,728          12,891
     Contract holder maintenance charges       (457,740)    (208,929)    (150,907)      (80,084)     (11,778)         (9,684)
     Terminations and withdrawals            (4,666,146)  (1,799,719)  (1,407,555)     (601,008)    (184,171)        (72,074)
     Transfers between subaccounts, net         668,693   17,546,512     (331,867)    3,408,440     (203,632)       (894,763)
                                           ----------------------------------------------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions         1,462,421   18,601,300      428,964     5,335,928     (393,853)       (963,630)
                                           ----------------------------------------------------------------------------------
Net increase (decrease) in net assets         7,274,212   21,978,410    1,975,933     6,441,203     (177,002)       (708,073)
Net assets at beginning of period            33,430,928   11,452,518   13,210,171     6,768,968      956,652       1,664,725
                                           ----------------------------------------------------------------------------------
Net assets at end of period                 $40,705,140  $33,430,928  $15,186,104   $13,210,171   $  779,650     $   956,652
                                           ==================================================================================
                                                     TEMPLETON             VAN KAMPEN
                                                      FOREIGN                  LIT
                                                     SECURITIES            GOVERNMENT
                                                     SUBACCOUNT            SUBACCOUNT
                                                2006          2005           2006*
                                           ---------------------------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)           $     (9,378)  $   (19,489)       $ (2)
     Capital gains distributions                       -             -           -
     Realized capital gain (loss) on
       sales of fund shares                     1,056,091      645,029           -
     Change in unrealized appreciation/
       depreciation on investments during
       the period                               (332,187)     (229,126)         (5)
                                           ---------------------------------------------
   Net increase (decrease) in net assets         714,526       396,414          (7)
     from operations

   From contract holder transactions:
     Variable annuity deposits                    13,598        25,801           1
     Contract holder maintenance charges         (44,996)      (48,622)         (1)
     Terminations and withdrawals               (540,546)     (458,104)          -
     Transfers between subaccounts, net       (2,376,222)   (2,600,559)      2,533
                                           ---------------------------------------------
   Net increase (decrease) in net assets
     from contractholder transactions         (2,948,166)   (3,081,484)      2,533
                                           ---------------------------------------------
Net increase (decrease) in net assets         (2,233,640)   (2,685,070)      2,526
Net assets at beginning of period              4,224,147     6,909,217           -
                                           ---------------------------------------------
Net assets at end of period                 $  1,990,507   $ 4,224,147     $ 2,526
                                           =============================================

*    For the period from November 10, 2006 (inception date) to December 31,
     2006.

See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                 Statements of Changes in Net Assets (continued)

                     Years Ended December 31, 2006 and 2005

                                                   WELLS FARGO
                                                    ADVANTAGE
                                                   OPPORTUNITY
                                                        VT
                                                    SUBACCOUNT
                                               2006            2005
                                           ---------------------------
Increase (decrease) in net assets:
   From operations:
     Net investment income (loss)          $   (119,223)  $(106,484)
     Capital gains distributions                774,607            -
     Realized capital gain (loss) on
       sales of fund shares                     790,642      200,676
     Change in unrealized appreciation/
       depreciation on investments during
       the period                              (470,357)     391,525
                                           ---------------------------
   Net increase (decrease) in net assets        975,669      485,717
     from operations

   From contract holder transactions:
     Variable annuity deposits                1,019,362      944,851
     Contract holder maintenance charges        (87,118)     (75,926)
     Terminations and withdrawals              (898,257)    (764,286)
     Transfers between subaccounts, net      (4,210,205)   3,820,354
                                           ---------------------------
   Net increase (decrease) in net assets
     from contractholder transactions        (4,176,218)   3,924,993
                                           ---------------------------
Net increase (decrease) in net assets        (3,200,549)   4,410,710
Net assets at beginning of period            11,372,667    6,961,957
                                           ---------------------------
Net assets at end of period                $  8,172,118   $11,372,667
                                           ===========================


See accompanying notes.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

                                December 31, 2006

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Variable Annuity Account XIV - AdvisorDesigns Variable Annuity (AdvisorDesigns) is a deferred variable annuity account offered by Security Benefit Life Insurance Company (SBL). Purchase payments for AdvisorDesigns are allocated to one or more of the subaccounts that comprise Variable Annuity Account XIV (the Account), a separate account of SBL. The Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended. As directed by the owners, amounts may be invested in a designated mutual fund as follows:

               SUBACCOUNT                                            MUTUAL FUND
   --------------------------------------------------------------------------------------------------------
                                             AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation               AIM V.I. Capital Appreciation Fund Series I
   AIM V.I. International Growth               AIM V.I. International Growth Fund Series II
   AIM V.I. Mid Cap Core Equity                AIM V.I. Mid Cap Core Equity Fund Series II
                                             Rafferty Asset Management, LLC:
   Direxion Dynamic VP HY Bond*                Direxion Dynamic VP HY Bond
                                             The Dreyfus Corporation
   Dreyfus VIF International Value             Dreyfus VIF International Value  - Service Shares
                                             Federated Insurance Series:
   Federated High Income Bond II               Federated High Income Bond Fund II - Service Shares
   Federated Fund for U.S. Government          Federated Fund for U.S. Government Securities II
     Securities II
                                             Fidelity Variable Insurance Products Fund:
   Fidelity VIP Contrafund                     Fidelity VIP Contrafund - Service Class 2 Fidelity
   VIP Growth Opportunities                    Fidelity VIP Growth Opportunities - Service Class 2
   Fidelity VIP Index 500                      Fidelity VIP Index 500 - Service Class 2
   Fidelity VIP Investment Grade Bond          Fidelity VIP Investment Grade Bond - Service Class 2
                                            Franklin Templeton Variable Insurance Products Trust:
   Franklin Small-Mid Cap Growth               Franklin Small-Mid Cap Growth Fund
                                            The Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Guardian               Neuberger Berman AMT Guardian Portfolio (Class 1)
   Neuberger Berman AMT Partners               Neuberger Berman AMT Partners Portfolio
                                            Oppenheimer Funds, Inc.
   Oppenheimer Main Street                  Oppenheimer Main Street
     Small Cap Fund /VA                        Small Cap Fund /VA - Service Shares

   *Prior to April 28, 2006, this was Potomac Dynamic VP HY Bond

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

               SUBACCOUNT                                             MUTUAL FUND
   --------------------------------------------------------------------------------------------------------
                                             PIMCO Variable Insurance Trust:
   PIMCO VIT Low Duration                       PIMCO VIT Low Duration (Administrative Class)
   PIMCO VIT Real Return                        PIMCO Real Return Portfolio (Administrative Class)
   PIMCO VIT StocksPLUS Growth & Income         PIMCO VIT StocksPLUS Growth & Income
                                                   (Administrative Class)
   PIMCO VIT Total Return                       PIMCO Total Return Portfolio (Administrative Class)
                                             The Potomac Insurance Trust:
   Potomac VP Money Market                      Potomac VP Money Market Fund
                                             The Rydex Variable Trust:
   RVT CLS AdvisorOne Amerigo                   RVT CLS AdvisorOne Amerigo Fund
   RVT CLS AdvisorOne Berolina                  RVT CLS AdvisorOne Berolina Fund
   RVT CLS AdvisorOne Clermont                  RVT CLS AdvisorOne Clermont Fund
   Rydex VT Absolute Return Strategies          Rydex VT Absolute Return Strategies Fund
   Rydex VT Banking                             Rydex VT Banking Fund
   Rydex VT Basic Materials                     Rydex VT Basic Materials Fund
   Rydex VT Biotechnology                       Rydex VT Biotechnology Fund
   Rydex VT Commodities                         Rydex VT Commodities Fund
   Rydex VT Consumer Products                   Rydex VT Consumer Products Fund
   Rydex VT Dynamic Dow*                        Rydex VT Dynamic Dow Fund
   Rydex VT Dynamic OTC*                        Rydex VT Dynamic OTC Fund
   Rydex VT Dynamic Russell 2000                Rydex VT Dynamic Russell 2000 Fund
   Rydex VT Dynamic S&P 500*                    Rydex VT Dynamic S&P 500 Fund
   Rydex VT Dynamic Strengthening Dollar*       Rydex VT Dynamic Strengthening Dollar Fund
   Rydex VT Dynamic Weakening Dollar*           Rydex VT Dynamic Weakening Dollar Fund
   Rydex VT Electronics                         Rydex VT Electronics Fund
   Rydex VT Energy                              Rydex VT Energy Fund
   Rydex VT Energy Services                     Rydex VT Energy Services Fund
   Rydex VT EP Aggressive                       Rydex VT EP Aggressive Fund
   Rydex VT EP Conservative                     Rydex VT EP Conservative Fund
   Rydex VT EP Moderate                         Rydex VT EP Moderate Fund
   Rydex VT Europe Advantage*                   Rydex VT Europe Advantage Fund
   Rydex VT Financial Services                  Rydex VT Financial Services Fund
   Rydex VT Government Long Bond                Rydex VT Government Long Bond Advantage Fund
      Advantage*
   Rydex VT Health Care                         Rydex VT Health Care Fund
   Rydex VT Hedged Equity                       Rydex VT Hedged Equity Fund

* Prior to May 1, 2006, this was Rydex VT Long Dynamic Dow, Rydex VT Velocity 100, Rydex VT Titan 500, Rydex VT Strengthening Dollar, Rydex VT Weakening Dollar, Rydex VT Large Cap Europe, and Rydex VT US Government Bond, respectively.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

               SUBACCOUNT                                            MUTUAL FUND
   --------------------------------------------------------------------------------------------------------
   Rydex VT Internet                           Rydex VT Internet Fund
   Rydex VT Inverse Dynamic Dow*               Rydex VT Inverse Dynamic Dow Fund
   Rydex VT Inverse Government Long Bond*      Rydex VT Inverse Government Long Bond Fund
   Rydex VT Inverse Mid Cap                    Rydex VT Inverse Mid Cap Fund
   Rydex VT Inverse OTC*                       Rydex VT Inverse OTC Fund
   Rydex VT Inverse Russell 2000*              Rydex VT Inverse Russell 2000 Fund
   Rydex VT Inverse S&P 500*                   Rydex VT Inverse S&P 500 Fund
   Rydex VT Japan Advantage*                   Rydex VT Japan Advantage Fund
   Rydex VT Large Cap Growth                   Rydex VT Large Cap Growth Fund
   Rydex VT Large Cap Value                    Rydex VT Large Cap Value Fund
   Rydex VT Leisure                            Rydex VT Leisure Fund
   Rydex VT Mid Cap Advantage*                 Rydex VT Mid Cap Advantage Fund
   Rydex VT Mid Cap Growth                     Rydex VT Mid Cap Growth Fund
   Rydex VT Mid Cap Value                      Rydex VT Mid Cap Value Fund
   Rydex Multi-Cap Core Equity                 Rydex Multi-Cap Core Equity Fund
   Rydex VT Nova                               Rydex VT Nova Fund
   Rydex VT OTC                                Rydex VT OTC Fund
   Rydex VT Precious Metals                    Rydex VT Precious Metals Fund
   Rydex VT Real Estate                        Rydex VT Real Estate Fund
   Rydex VT Retailing                          Rydex VT Retailing Fund
   Rydex VT Russell 2000 Advantage*            Rydex VT Russell 2000 Advantage Fund
   Rydex VT Sector Rotation                    Rydex VT Sector Rotation Fund
   Rydex VT Small Cap Growth                   Rydex VT Small Cap Growth Fund
   Rydex VT Small Cap Value                    Rydex VT Small Cap Value Fund
   Rydex VT Technology                         Rydex VT Technology Fund
   Rydex VT Telecommunications                 Rydex VT Telecommunications Fund
   Rydex VT Transportation                     Rydex VT Transportation Fund
   Rydex VT U.S. Government Money Market       Rydex VT U.S. Government Money Market Fund
   Rydex VT Utilities                          Rydex VT Utilities Fund
                                            SBL Fund:
   SBL Global                                  SBL Global
   SBL Small Cap Value                         SBL Small Cap Value
                                            Franklin Templeton Variable Insurance Products Trust:
   Templeton Developing Markets                Templeton Developing Markets Securities Fund - Class 2
   Templeton Foreign Securities                Templeton Foreign Securities Fund - Class 2

*Prior to May 1, 2006 this was Rydex VT Inverse Dynamic Dow 30, Rydex VT Juno, Rydex VT Arktos, Rydex VT Inverse Small Cap, Rydex VT, Ursa, Rydex VT Large Cap Japan, Rydex VT Medius, and Rydex VT Mekros, respectively.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

               SUBACCOUNT                                            MUTUAL FUND
   --------------------------------------------------------------------------------------------------------
                                            Van Kampen Asset Management:
   Van Kampen LIT Government                   Van Kampen LIT Government Fund - Class II
                                            Wells Fargo Advantage Opportunity Fund:
   Wells Fargo Advantage Opportunity VT        Wells Fargo Advantage Opportunity VT Fund

During 2006, Potomac VP Money Market merged into Rydex VT U.S. Government Money Market. Pursuant to the plan of reorganization approved by Potomac VP Money Market shareholders, Rydex VT U.S. Government Money Market acquired all the net assets of the Potomac VP Money Market, which totaled $1,952,126 on the closing date of the reorganization, April 28, 2006. A total of 1,952,126 shares were exchanged from Potomac VP Money Market. In exchange for the assets of Potomac VP Money Market, 1,952,126 shares of Rydex VT U.S. Government Money Market were issued to shareholders of record immediately after the closing date.

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from SBL's other assets and liabilities. The portion of the Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business SBL may conduct.

AIM Advisors, Inc. serves as investment advisor for the AIM Variable Insurance Funds. The Dreyfus Corporation services as investment advisor for the Dreyfus Variable Investment Fund. Federated Investment Management Company serves as investment advisor for the Federated Insurance Series. Fidelity Management and Research Company (FMR) serves as investment advisor for the Fidelity Variable Insurance Products Fund. FMR has engaged FMR Co., Inc. (FMRC), Fidelity Management & Research (U.K.) Inc., and Fidelity Management & Research (Far East) Inc., and Fidelity Investments Japan Limited to provide subadvisory service to Fidelity VIP Contrafund & Fidelity VIP Growth Opportunities. FMR has engaged FMRC to provide subadvisory services to Fidelity VIP Index 500. FMR has engaged Fidelity Investments Money Management, Inc. to provide subadvisory services to Fidelity VIP Investment Grade Bond. Franklin Advisors, Inc. serves as investment advisor for Franklin Small-Mid Cap Growth Fund. Neuberger Berman Management, Inc. (NBMI) serves as investment manager for The Neuberger Berman Advisors Management Trust. NBMI has engaged Neuberger Berman, LLC to provide subadvisory services to The Neuberger Berman Advisors Management Trust. Oppenheimer Funds, Inc. serves as investment advisor for the Oppenheimer Variable Account Funds. Pacific Investment Management Company serves as investment adviser for PIMCO Variable Insurance Trust. Rafferty Asset Management, LLC serves as investment advisor for The Potomac Insurance Trust. Rydex Investments has engaged Clarke Lanzen Skalla Investment Firm, LLC, to provide

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

sub advisory services to RVT CLS AdvisorOne Amerigo and RVT CLS AdvisorOne Clermont Funds. Rydex Investments serves as investment advisor for The Rydex Variable Trust. Under terms of the investment advisory contracts, investment portfolios of the underlying mutual funds are managed by Security Management Company, LLC (SMC), a limited liability company controlled by its members, SBL and Security Benefit Corporation. SBL is a wholly owned subsidiary of Security Benefit Corporation. SMC has engaged OppenheimerFunds, Inc. to provide subadvisory services to SBL Global and Wells Capital Management Incorporated to provide subadvisory services to SBL Small Cap Value. Templeton Asset Management Ltd. serves as investment advisor for the Templeton Developing Markets Securities Fund. Templeton Investment Counsel, LLC serves as investment advisor for the Templeton Foreign Securities Fund. Van Kampen Investments serves as investment advisor for the Van Kampen Life Investment Trust. Wells Capital Management serves as investment advisor for Wells Fargo Advantage Opportunity VT Fund.

INVESTMENT VALUATION

Investments in mutual fund shares are carried in the statement of net assets at market value (net asset value of the underlying mutual fund). Investment transactions are accounted for on the trade date. Realized capital gains and losses on sales of investments are determined based on the average cost of investments sold.

The cost of investments purchased and proceeds from investments sold for the year ended December 31, 2006 were as follows:

                                                                            COST OF          PROCEEDS
                                 SUBACCOUNT                                PURCHASES        FROM SALES
-----------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                                               $ 10,649,903      $ 16,873,652
AIM V.I. International Growth*                                                13,794,526         2,962,367
AIM V.I. Mid Cap Core Equity*                                                    245,177               361
Direxion Dynamic VP HY Bond                                                  125,133,939       119,763,737
Dreyfus VIF International Value*                                               2,164,717               139
Federated High Income Bond II                                                 28,863,555        24,117,949
Federated Fund for U.S. Government Securities II                              11,209,742        14,254,614
Fidelity VIP Contrafund                                                       31,150,277        26,887,745
Fidelity VIP Growth Opportunities                                              8,913,151         5,315,911
Fidelity VIP Index 500                                                        14,831,097         5,942,757
Fidelity VIP Investment Grade Bond                                            17,969,559        12,654,362
Franklin Small Cap Growth                                                         81,439           802,792
Neuberger Berman AMT Guardian                                                 14,776,994        20,916,983
Neuberger Berman AMT Partners                                                 18,860,339        23,632,269
Oppenheimer Main Street Small Cap Fund /VA*                                      996,981            18,390

*For the period from November 10, 2006 (inception date) to December 31, 2006.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                                                            COST OF          PROCEEDS
                                 SUBACCOUNT                                PURCHASES        FROM SALES
-----------------------------------------------------------------------------------------------------------
PIMCO VIT Low Duration*                                                   $    7,036,231        $    8,622
PIMCO VIT Real Return                                                         21,421,499         9,167,007
PIMCO VIT StocksPLUS Growth & Income*                                            107,018             9,227
PIMCO VIT Total Return                                                        28,093,355         9,337,557
Potomac VP Money Market                                                           15,173         3,660,157
RVT CLS AdvisorOne Amerigo                                                    72,441,329        23,473,979
RVT CLS AdvisorOne Berolina*                                                  19,512,729           437,005
RVT CLS AdvisorOne Clermont                                                   23,006,146        41,355,543
Rydex VT Absolute Return Strategies*                                           3,175,099           185,949
Rydex VT Banking                                                              18,342,299        16,385,469
Rydex VT Basic Materials                                                      46,656,343        35,163,148
Rydex VT Biotechnology                                                        39,928,546        49,684,383
Rydex VT Commodities                                                          26,204,035        30,169,323
Rydex VT Consumer Products                                                    50,246,726        42,590,093
Rydex VT Dynamic Dow                                                          69,048,705        52,604,130
Rydex VT Dynamic OTC                                                         191,891,735       199,081,523
Rydex VT Dynamic Russell 2000*                                                 3,614,050         2,420,994
Rydex VT Dynamic S&P 500                                                      47,938,759        43,842,507
Rydex VT Dynamic Strengthening Dollar                                          9,043,916         7,059,947
Rydex VT Dynamic Weakening Dollar                                             26,554,855        24,658,481
Rydex VT Electronics                                                          39,566,434        37,402,662
Rydex VT Energy                                                               57,813,934        58,062,897
Rydex VT Energy Services                                                      72,962,201        82,379,348
Rydex VT EP Aggressive*                                                          514,558            62,012
Rydex VT EP Conservative*                                                         72,771                96
Rydex VT EP Moderate*                                                          3,415,810             8,680
Rydex VT Europe Advantage                                                     94,573,395        61,335,836
Rydex VT Financial Services                                                   29,681,307        28,632,244
Rydex VT Government Long Bond Advantage                                       82,159,868        83,724,982
Rydex VT Health Care                                                          31,977,794        37,724,477
Rydex VT Hedged Equity*                                                        3,836,029            15,773
Rydex VT Internet                                                             22,381,741        24,904,742
Rydex VT Inverse Dynamic Dow                                                  46,369,410        42,138,761
Rydex VT Inverse Government Long Bond                                         77,198,013        72,541,743
Rydex VT Inverse Mid Cap                                                      21,548,472        19,975,580
Rydex VT Inverse OTC                                                         148,605,890       148,459,272
Rydex VT Inverse Russell 2000                                                 62,092,214        63,718,383
Rydex VT Inverse S&P 500                                                      69,784,015        79,720,252
Rydex VT Japan Advantage                                                      72,733,011        82,782,170
Rydex VT Large Cap Growth                                                     38,842,944        37,139,077
Rydex VT Large Cap Value                                                      70,167,208        49,525,805
Rydex VT Leisure                                                              23,012,030        17,385,887
Rydex VT Mid Cap Advantage                                                   100,144,007        95,842,638
Rydex VT Mid Cap Growth                                                       41,791,804        57,539,295

*For the period from November 10, 2006 (inception date) to December 31, 2006.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                                                            COST OF          PROCEEDS
                                 SUBACCOUNT                                PURCHASES        FROM SALES
-----------------------------------------------------------------------------------------------------------
Rydex VT Mid Cap Value                                                      $ 31,498,046      $ 28,061,017
Rydex VT Multi-Cap Core Equity*                                                1,558,064         1,536,957
Rydex VT Nova                                                                116,054,389       105,406,648
Rydex VT OTC                                                                  74,863,440        80,631,505
Rydex VT Precious Metals                                                      88,625,134        91,988,277
Rydex VT Real Estate                                                          59,682,767        45,887,206
Rydex VT Retailing                                                            26,416,113        22,302,210
Rydex VT Russell Advantage 2000                                              108,294,764       103,598,942
Rydex VT Sector Rotation                                                      26,826,176        23,505,252
Rydex VT Small Cap Growth                                                     53,155,178        54,128,182
Rydex VT Small Cap Value                                                      57,202,342        50,816,671
Rydex VT Technology                                                           21,203,595        19,033,738
Rydex VT Telecommunications                                                   36,025,533        25,590,401
Rydex VT Transportation                                                       40,001,464        39,043,600
Rydex VT U.S. Government Money Market                                        804,791,392       791,376,673
Rydex VT Utilities                                                            48,170,145        38,544,868
SBL Global                                                                    40,611,777        39,631,434
SBL Small Cap Value                                                           11,393,308        11,126,604
Templeton Developing Markets                                                      66,190           462,899
Templeton Foreign Securities                                                     206,807         3,164,351
Van Kampen LIT Government*                                                         2,533                 2
Wells Fargo Advantage Opportunity VT                                           5,835,521         9,356,356

*For the period from November 10, 2006 (inception date) to December 31, 2006.

ANNUITY RESERVES

Annuity reserves relate to contracts that have matured and are in the payout stage. Such reserves are computed on the basis of published mortality tables using assumed interest rates that will provide reserves as prescribed by law. In cases where the payout option selected is life contingent, SBL periodically recalculates the required annuity reserves, and any resulting adjustment is either charged or credited to SBL and not to the Account.

REINVESTMENT OF DIVIDENDS

Dividend and capital gains distributions paid by the mutual fund to the Account are reinvested in additional shares of each respective series. Dividend income and capital gains distributions are recorded as income on the ex-dividend date.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FEDERAL INCOME TAXES

The operations of the Account are included in the federal income tax return of SBL, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC).

Under the current provisions of the IRC, SBL does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under contracts. Based on this, no charge is being made currently to the Account for federal income taxes. SBL will review periodically the status of this policy in the event of changes in the tax law.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PRESENTATION

The 2006 comparative financial statements are presented in whole dollars. Previously, the prior year financial statements were presented in thousands. To be comparative, the prior year column in the current year financial statements has been converted to whole dollars.

2. VARIABLE ANNUITY CONTRACT CHARGES

SBL deducts a daily administrative charge equal to an annual rate of each subaccount's average daily net asset value. The amount of these charges differs by subaccount and ranges from 0.25% to 0.60%.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


2. VARIABLE ANNUITY CONTRACT CHARGES (CONTINUED)

         ADMINISTRATIVE CHARGE                                           SUBACCOUNT
----------------------------------------- -------------------------------------------------------------------------
                 0.25%                    SBL Global, SBL Small Cap Value
                 0.35%                    AIM V.I. International Growth, AIM V.I. Mid Cap Core Equity
                 0.40%                    Direxion Dynamic VP HY Bond, Dreyfus VIF International Value Fund,
                                          Oppenheimer Main Street Small Cap Fund/VA
                 0.45%                    Van Kampen LIT Government Fund, Rydex Funds (Except RVT CLS AdvisorOne
                                          Amerigo, RVT CLS AdvisorOne Berolina, and RVT CLS AdvisorOne Clermont)
                 0.50%                    Federated High Income Bond II and Fidelity Funds (except Fidelity Index
                                          500), Rydex CLS AdvisorOne Amerigo, Rydex CLS AdvisorOne Berolina, and
                                          Rydex CLS AdvisorOne Clermont.
                 0.55%                    Fidelity Index 500, Wells Fargo Advantage Opportunity VT, PIMCO VIT Low
                                          Duration, PIMCO VIT StocksPLUS Growth & Income, PIMCO VIT Real Return,
                                          and PIMCO VIT Total Return.
                 0.60%                    AIM V.I. Capital Appreciation, Federated Fund U.S. Government
                                          Securities II, Franklin Small-Mid Cap Growth, Neuberger Berman Funds,
                                          and Templeton Funds.

SBL deducts an account administrative fee of $30 at each contract anniversary, except for certain contracts based on a minimum account value and the period of time the contract has been in force. The mortality and expense risks assumed by SBL are compensated for by a fee equivalent to an annual rate ranging from 0.85% to 1.10% of the average daily net assets. Additionally, SBL deducts an amount for each rider, equal to a percentage of the contract value, not to exceed a total charge of 2% of the contract value.

When applicable, an amount for premium taxes is deducted as provided by pertinent state law either from the purchase payments or from the amount applied to affect an annuity at the time annuity payments commence.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


3. SUMMARY OF UNIT TRANSACTIONS

The changes in units outstanding for the years ended December 31, 2006 and 2005 were as follows:

                                                            2006                                      2005
                                         ---------------------------------------------------------------------------------------
                                                                           NET                                        NET
                                             UNITS         UNITS         INCREASE      UNITS          UNITS         INCREASE
                 SUBACCOUNT                 ISSUED        REDEEMED      (DECREASE)     ISSUED       REDEEMED       (DECREASE)
   -----------------------------------------------------------------------------------------------------------------------------
   AIM V.I. Capital Appreciation          1,630,280     (2,296,682)     (666,402)        688,986      (281,692)      407,294
   AIM V.I. International Growth*         1,339,422       (298,798)     1,040,624              -              -            -
   AIM V.I. Mid Cap Core Equity*             23,178            (21)        23,157              -              -            -
   Potomac Dynamic VP HY Bond            14,344,688    (13,778,996)       565,692     13,183,466    (9,684,306)    3,499,160
   Dreyfus VIF International Value*         210,483           (250)       210,233              -              -            -
   Federated High Income Bond II          3,631,096     (3,325,635)       305,461      4,018,717    (5,513,125)  (1,494,408)
   Federated Fund for U.S. Government
      Securities II                       1,628,988     (1,936,324)     (307,336)      1,207,419      (832,091)      375,328
   Fidelity VIP Contrafund                3,863,308     (3,752,010)       111,298      3,357,284    (1,363,240)    1,994,044
   Fidelity VIP Growth Opportunities      1,173,972       (788,770)       385,202        471,099      (272,477)      198,622
   Fidelity VIP Index 500                 2,805,215     (1,849,356)       955,859      2,483,743    (2,415,474)       68,269
   Fidelity VIP Investment Grade Bond     2,653,459     (2,121,201)       532,258      1,161,198      (934,650)      226,548
   Franklin Small Cap Growth                 25,626        (85,530)      (59,904)        148,591      (290,366)    (141,775)
   Neuberger Berman AMT Guardian          1,757,772     (2,343,744)     (585,972)      1,289,790      (572,166)      717,624
   Neuberger Berman AMT Partners          2,136,245     (2,633,745)     (497,500)      2,085,834      (958,348)    1,127,486
   Oppenheimer Main Street Small Cap
     Fund /VA*                               98,435         (3,156)        95,279              -              -            -
   PIMCO VIT Low Duration*                  704,417         (1,475)       702,942              -              -            -
   PIMCO VIT Real Return                  2,820,706     (1,695,240)     1,125,466      1,930,582    (1,385,105)      545,477
   PIMCO VIT StocksPLUS Growth & Income*     11,309         (1,799)         9,510              -              -            -
   PIMCO VIT Total Return                 4,327,148     (2,413,758)     1,913,390      2,428,468    (1,563,121)      865,347
   Potomac VP Money Market                   14,006       (387,844)     (373,838)     12,726,913   (12,353,075)      373,838
   RVT CLS AdvisorOne Amerigo             9,554,157     (6,584,658)     2,969,499      8,719,338    (4,054,679)    4,664,659
   RVT CLS AdvisorOne Berolina*           1,935,900        (68,383)     1,867,517              -              -            -
   RVT CLS AdvisorOne Clermont            5,482,463     (7,234,961)   (1,752,498)      6,047,479    (4,455,883)    1,591,596
   Rydex VT Absolute Return Strategies*     311,102        (18,886)       292,216              -              -            -
   Rydex VT Banking                       2,029,059        (1,871,833)    157,226      2,300,622    (2,442,913)    (142,291)
   Rydex VT Basic Materials               5,790,135        (4,911,265)    878,870      4,947,589    (5,260,808)    (313,219)
   Rydex VT Biotechnology                 8,560,512       (10,140,862)(1,580,350)     10,357,217    (8,662,458)    1,694,759
   Rydex Commodities                      3,781,435        (4,254,749)  (473,314)      1,311,609      (217,430)    1,094,179
   Rydex VT Consumer Products             6,054,787        (5,369,990)    684,797      4,663,249    (4,309,051)      354,198
   Rydex VT Long Dynamic Dow             10,451,536        (9,085,140)  1,366,396      7,550,954    (7,148,570)      402,384
   Rydex VT Dynamic OTC                  60,942,340       (62,099,049)(1,156,709)     46,749,847   (47,099,112)    (349,265)
   Rydex VT Dynamic Russell 2000*           400,400          (287,672)    112,728              -              -            -

   *For the period from November 10, 2006 (inception date) to December 31, 2006.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


3. SUMMARY OF UNIT TRANSACTIONS (CONTINUED)

                                                         2006                                       2005
                                    ------------------------------------------------------------------------------------------
                                                                         NET                                        NET
                                         UNITS           UNITS         INCREASE      UNITS         UNITS         INCREASE
              SUBACCOUNT                ISSUED         REDEEMED       (DECREASE)     ISSUED       REDEEMED      (DECREASE)
   ---------------------------------------------------------------------------------------------------------------------------
   Rydex VT Dynamic S&P 500             9,063,063     (8,665,953)       397,110     10,212,794  (10,272,707)      (59,913)
   Rydex VT Strengthening Dollar        1,166,296       (938,474)       227,822        220,402     (220,402)            -
   Rydex VT Dynamic Weakening Dollar    2,990,286     (2,826,558)       163,728        305,573     (154,264)      151,309
   Rydex VT Electronics                10,406,613    (10,398,574)         8,039     13,697,934  (14,544,408)     (846,474)
   Rydex VT Energy                      7,098,211     (7,540,739)      (442,528)    12,679,786  (12,109,842)      569,944
   Rydex VT Energy Services            11,577,427    (12,701,224)    (1,123,797)    16,668,165  (15,849,996)      818,169
   Rydex VT EP Aggressive*                 70,284        (27,473)        42,811              -            -             -
   Rydex VT EP Conservative*                8,138         (1,001)         7,137              -            -             -
   Rydex VT EP Moderate*                  330,705         (1,647)       329,058              -            -             -
   Rydex VT Europe Advantage           10,686,347     (8,095,253)     2,591,094      8,405,700  (10,181,379)  (1,775,679)
   Rydex VT Financial Services          4,218,525     (4,136,551)        81,974      2,946,289   (3,420,126)     (473,837)
   Rydex VT Government Long Bond
     Advantage                         13,963,593    (14,043,590)       (79,997)    20,691,892  (21,076,043)     (384,151)
   Rydex VT Health Care                 5,673,507     (6,315,338)      (641,831)     7,737,204   (6,784,015)      953,189
   Rydex VT Hedged Equity*                453,186        (82,840)       370,346              -            -             -
   Rydex VT Internet                    5,683,420     (6,101,384)      (417,964)     8,369,730   (8,267,904)      101,826
   Rydex VT Inverse Dynamic Dow         8,003,915     (7,472,197)       531,718      3,900,319   (3,622,164)      278,155
   Rydex VT Inverse Government Long
     Bond                              13,811,696    (13,218,021)       593,675     26,154,078  (26,296,833)     (142,755)
   Rydex VT Inverse Mid Cap             3,866,169     (3,676,438)       189,731      2,646,726   (2,569,250)       77,476
   Rydex VT Inverse OTC                32,390,833    (35,522,282)      (131,449)    31,205,109  (31,102,232)      102,877
   Rydex VT Inverse Russell 2000       13,333,805    (13,662,094)      (328,289)    11,293,402  (10,786,425)      506,977
   Rydex VT Inverse S&P 500            17,355,168    (19,003,210)    (1,648,042)    20,542,543  (18,702,313)    1,840,230
   Rydex VT Japan Advantage             9,506,092    (10,646,784)    (1,140,692)    11,905,242  (10,429,996)    1,475,246
   Rydex VT Large Cap Growth            5,474,293     (5,280,472)       193,821      7,972,774   (8,396,854)     (424,080)
   Rydex VT Large Cap Value             8,246,540     (6,479,773)     1,766,767      3,816,517   (3,309,061)      507,456
   Rydex VT Leisure                     3,774,973     (3,155,526)       619,447      4,049,356   (5,842,512)   (1,793,156)
   Rydex VT Mid Cap Advantage          10,209,617    (10,141,490)        68,127      9,032,341   (9,073,907)      (41,566)
   Rydex VT Mid Cap Growth              6,070,599     (7,479,858)    (1,409,259)    13,321,056  (12,480,932)      840,124
   Rydex VT Mid Cap Value               6,567,422     (6,299,569)       267,853     20,685,601  (20,924,115)     (238,514)
   Rydex VT Multi-Cap Core Equity*        152,594       (152,574)            20              -            -             -
   Rydex VT Nova                       18,871,104    (17,703,529)     1,167,575     23,719,742  (23,958,303)     (238,561)
   Rydex VT OTC                        16,026,268    (16,803,019)      (776,751)    22,709,873  (26,430,308)   (3,720,435)
   Rydex VT Precious Metals             7,272,349     (7,573,167)      (300,818)     3,573,773   (2,942,406)      631,367
   Rydex VT Real Estate                 5,373,549     (4,593,239)       780,310     4,887,611    (5,132,364)     (244,753)
   Rydex VT Retailing                   3,453,956     (3,076,130)       377,826     5,612,059    (5,553,012)       59,047

   *For the period from November 10, 2006 (inception date) to December 31, 2006.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


3. SUMMARY OF UNIT TRANSACTIONS (CONTINUED)

                                                       2006                                          2005
                                   --------------------------------------------------------------------------------------------
                                                                        NET                                          NET
                                       UNITS          UNITS          INCREASE        UNITS          UNITS         INCREASE
              SUBACCOUNT              ISSUED         REDEEMED       (DECREASE)       ISSUED        REDEEMED      (DECREASE)
   ----------------------------------------------------------------------------------------------------------------------------
   Rydex VT Russell 2000
     Advantage                      13,863,394     (13,506,751)         356,643    16,869,595    (18,318,250)    (1,448,655)
   Rydex VT Sector Rotation          3,864,437      (3,616,837)         247,600     1,476,663     (1,413,483)        63,180
   Rydex VT Small Cap Growth         6,832,797      (6,960,867)        (128,070)    8,090,524     (8,444,049)      (353,525)
   Rydex VT Small Cap Value          7,698,891      (7,253,020)         445,871     8,876,273    (10,488,423)    (1,612,150)
   Rydex VT Technology               5,129,064      (4,747,940)         381,124     6,457,326     (6,660,253)      (202,927)
   Rydex VT Telecommunications       6,575,060      (5,248,998)       1,326,062     3,167,160     (3,737,878)      (570,718)
   Rydex VT Transportation           4,660,900      (4,633,696)          27,204     2,865,566     (3,146,736)      (281,170)
   Rydex VT U.S. Government Money
     Market                        272,967,968    (271,289,228)       1,678,740   262,845,305   (259,149,950)     3,695,355
   Rydex VT Utilities               10,270,439      (8,976,896)       1,293,543    12,551,236    (11,725,014)       826,222
   SBL Global                        5,149,693      (4,939,109)         210,584     3,296,777     (1,667,007)     1,629,770
   SBL Small Cap Value               1,100,815      (1,060,933)          39,882       984,255       (673,339)       310,916
   Templeton Developing Markets         13,690         (29,652)         (15,962)       19,867        (73,371)       (53,504)
   Templeton Foreign Securities         42,551        (278,496)        (235,945)       34,854       (322,320)      (287,466)
   Van Kampen LIT Government*              254               -              254             -              -              -
   Wells Fargo Advantage
     Opportunity VT                    927,675      (1,281,729)        (354,054)      978,930       (584,946)       393,984

   *For the period from November 10, 2006 (inception date) to December 31, 2006.

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES

A summary of units outstanding, unit values, net assets, investment income ratios, expense ratios and total return ratios for each of the five years in the period ended December 31, 2006, were as follows:

                SUBACCOUNT                         2006            2005          2004            2003          2002
   -----------------------------------------------------------------------------------------------------------------
   AIM V.I. CAPITAL APPRECIATION
   Units                                        245,629         912,031       504,737         563,823       586,918
   Unit value                             $        9.18   $        9.03  $       8.67    $       8.51  $       6.87
   Net assets                             $   2,255,532   $   8,235,666  $  4,378,095    $  4,812,861  $  4,028,881
   Ratio of expenses to net assets*               1.45%           1.45%         1.45%           1.45%         1.45%
   Investment income ratio**                      0.06%           0.06%            -%              -%            -%
   Total return***                                1.68%           4.10%         1.88%          23.87%      (27.61)%

   AIM V.I. INTERNATIONAL GROWTH(1)
   Units                                      1,040,624               -             -               -             -
   Unit value                             $       10.52   $           -  $          -    $          -  $          -
   Net assets                             $  10,946,623   $           -  $          -    $          -  $          -
   Ratio of expenses to net assets*               1.20%              -%            -%              -%            -%
   Investment income ratio**                      0.06%              -%            -%              -%            -%
   Total return***                                5.22%              -%            -%              -%            -%

   AIM V.I. MID CAP CORE EQUITY(1)
   Units                                         23,157               -             -               -             -
   Unit value                             $       10.10   $           -  $          -    $          -  $          -
   Net assets                             $     233,854   $           -  $          -    $          -  $          -
   Ratio of expenses to net assets*               1.20%              -%            -%              -%            -%
   Investment income ratio**                      0.69%              -%            -%              -%            -%
   Total return***                                0.99%              -%            -%              -%            -%

   DIREXION DYNAMIC VP HY BOND (2)
   Units                                      4,064,852       3,499,160             -               -             -
   Unit value                            $         9.91   $        9.74  $          -    $          -  $          -
   Net assets                             $  40,301,692   $  34,063,583  $          -    $          -  $          -
   Ratio of expenses to net assets*               1.25%           1.25%            -%              -%            -%
   Investment income ratio**                      4.61%           2.43%            -%              -%            -%
   Total return***                                1.79%         (2.64)%            -%              -%            -%

   DREYFUS VIF INTERNATIONAL VALUE(1)
   Units                                        210,233               -             -               -             -
   Unit value                             $       10.35   $           -  $          -    $          -  $          -
   Net assets                             $   2,176,052   $           -  $          -    $          -  $          -
   Ratio of expenses to net assets*               1.25%              -%            -%              -%            -%
   Investment income ratio**                         -%              -%            -%              -%            -%
   Total return***                                3.54%              -%            -%              -%            -%

                                       50

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

                   SUBACCOUNT                         2006            2005           2004           2003          2002
   --------------------------------------------------------------------------------------------------------------------
   FEDERATED HIGH INCOME BOND II
   Units                                         2,369,696       2,064,235      3,558,643      3,010,362     2,806,293
   Unit value                                 $      11.91  $        11.25  $       11.49 $        10.89 $        9.34
   Net assets                                 $ 28,220,574  $   23,229,107  $  40,896,104 $   32,797,507 $  26,216,151
   Ratio of expenses to net assets*                  1.35%           1.35%          1.35%          1.35%         1.35%
   Investment income ratio**                         8.45%           7.15%          5.90%          3.08%         1.34%
   Total return***                                   5.85%         (2.09)%          5.51%         16.60%       (3.01)%

   FEDERATED FUND FOR U.S. GOVERNMENT
      SECURITIES II
   Units                                           925,104       1,232,440        857,113      1,079,791     1,077,180
   Unit value                                 $       9.93  $         9.97  $       10.21 $        10.31 $       10.53
   Net assets                                 $  9,183,393  $   12,282,691  $   8,753,558 $   11,130,031 $  11,310,796
   Ratio of expenses to net assets*                  1.45%           1.45%          1.45%          1.45%         1.45%
   Investment income ratio**                         5.40%           3.39%          4.18%          3.29%         0.85%
   Total return***                                 (0.40)%         (2.42)%        (0.97)%        (2.09)%         4.26%

   FIDELITY VIP CONTRAFUND
   Units                                         3,736,178       3,624,880      1,630,836        671,194       153,755
   Unit value                                 $      13.68  $        12.82  $       11.48 $        10.41 $        8.48
   Net assets                                 $ 51,105,950  $   46,474,733  $  18,724,681 $    6,986,695 $   1,307,283
   Ratio of expenses to net assets*                  1.35%           1.35%          1.35%          1.35%         1.35%
   Investment income ratio**                         0.96%           0.08%          0.14%          0.12%         2.48%
   Total return***                                   6.69%          11.68%         10.28%         22.76%      (13.47)%

   FIDELITY VIP GROWTH OPPORTUNITIES
   Units                                           859,761         474,559        275,937        276,631        22,176
   Unit value                                 $       9.75  $         9.69  $        9.31 $         9.10 $        7.34
   Net assets                                 $  8,380,753  $    4,595,446  $   2,567,876 $    2,516,689 $     165,608
   Ratio of expenses to net assets*                  1.35%           1.35%          1.35%          1.35%         1.35%
   Investment income ratio**                         0.22%           0.47%          0.36%          0.06%         0.08%
   Total return***                                   0.65%           4.05%          2.31%         23.98%      (25.41)%

   FIDELITY VIP INDEX 500
   Units                                         1,946,907         991,048        922,779      1,104,675       323,201
   Unit value                                 $      10.31  $         9.33  $        9.33 $         8.83 $        7.21
   Net assets                                 $ 20,066,934  $    9,246,862  $   8,608,030 $    9,758,031 $   2,328,017
   Ratio of expenses to net assets*                  1.40%           1.40%          1.40%          1.40%         1.40%
   Investment income ratio**                         1.01%           1.61%          1.22%          0.25%         0.41%
   Total return***                                  10.47%           0.05%          5.66%         22.47%      (25.75)%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

                  SUBACCOUNT                         2006           2005           2004          2003          2002
   -----------------------------------------------------------------------------------------------------------------
   FIDELITY VIP INVESTMENT GRADE BOND
   Units                                        1,715,753      1,183,495        956,947     1,129,075       823,421
   Unit value                                $      10.47  $       10.51  $       10.77  $      10.80  $      10.75
   Net assets                                $ 17,970,828  $  12,434,287  $  10,305,916  $ 12,190,650  $  8,823,759
   Ratio of expenses to net assets*                 1.35%          1.35%          1.35%         1.35%         1.35%
   Investment income ratio**                        3.14%          3.72%          7.81%         2.54%         1.61%
   Total return***                                (0.30)%        (2.45)%        (0.28)%         0.47%         5.39%

   FRANKLIN SMALL-MID CAP GROWTH
   Units                                          146,557        206,461        348,236     2,089,567       469,106
   Unit value                                $      10.52  $       10.12  $       10.10  $       9.47  $       7.22
   Net assets                                $  1,542,657  $   2,089,436  $   3,516,424  $ 19,791,528  $  3,389,726
   Ratio of expenses to net assets*                 1.45%          1.45%          1.45%         1.45%         1.45%
   Investment income ratio**                           -%             -%             -%            -%         0.26%
   Total return***                                  3.97%          0.23%          6.65%        31.16%      (31.76)%

   NEUBERGER BERMAN AMT GUARDIAN
   Units                                          783,107      1,369,079        651,455       517,894       662,053
   Unit value                                $      11.03  $       10.17  $        9.81  $       8.86  $       7.03
   Net assets                                $  8,641,718  $  13,930,331  $   6,388,779  $  4,589,690  $  4,657,997
   Ratio of expenses to net assets*                 1.45%          1.45%          1.45%         1.45%         1.45%
   Investment income ratio**                        0.38%          0.09%          0.11%         0.72%         0.46%
   Total return***                                  8.45%          3.67%         10.72%        26.03%      (29.63)%

   NEUBERGER BERMAN AMT PARTNERS
   Units                                        1,405,944      1,903,444        775,958       375,234       107,019
   Unit value                                $      13.03  $       12.14  $       10.75  $       9.45  $       7.31
   Net assets                                $ 18,312,512  $  23,094,606  $   8,340,634  $  3,544,690  $    780,974
   Ratio of expenses to net assets*                 1.45%          1.45%          1.45%         1.45%         1.45%
   Investment income ratio**                        0.49%          0.95%          0.01%            -%         0.09%
   Total return***                                  7.36%         12.91%         13.76%        29.27%      (27.48)%

   OPPENHEIMER MAIN STREET SMALL CAP
      FUND/VA(1)
   Units                                           95,279              -              -             -             -
   Unit value                                $      10.19  $           -  $           -  $          -  $          -
   Net assets                                $    971,026  $           -  $           -  $          -  $          -
   Ratio of expenses to net assets*                 1.25%             -%             -%            -%            -%
   Investment income ratio**                           -%             -%             -%            -%            -%
   Total return***                                  1.91%             -%             -%            -%            -%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

                   SUBACCOUNT                          2006            2005           2004           2003      2002
   -----------------------------------------------------------------------------------------------------------------
   PIMCO VIT LOW DURATION(1)
   Units                                            702,942               -              -              -         -
   Unit value                                 $        9.98   $           -   $          -   $          -  $      -
   Net assets                                 $   7,015,782   $           -   $          -   $          -  $      -
   Ratio of expenses to net assets*                   1.40%              -%             -%             -%        -%
   Investment income ratio**                          0.33%              -%             -%             -%        -%
   Total return***                                  (0.22)%              -%             -%             -%        -%

   PIMCO VIT REAL RETURN
   Units                                          2,238,653       1,113,187        567,709        956,322         -
   Unit value                                 $       10.16   $       10.54   $      10.79   $      10.35  $      -
   Net assets                                 $  22,749,434   $  11,739,604   $  6,134,721   $  9,904,383  $      -
   Ratio of expenses to net assets*                   1.40%           1.40%          1.40%          1.40%        -%
   Investment income ratio**                          4.11%           3.41%          3.11%          0.46%        -%
   Total return***                                  (3.61)%         (2.33)%          4.25%          2.88%        -%

   PIMCO VIT STOCKSPLUS GROWTH & INCOME(1)
   Units                                              9,510               -              -              -         -
   Unit value                                 $       10.22               -   $          -   $          -  $      -
   Net assets                                 $      97,155   $           -   $          -   $          -  $      -
   Ratio of expenses to net assets*                   1.40%              -%             -%             -%        -%
   Investment income ratio**                          3.29%              -%             -%             -%        -%
   Total return***                                    2.16%              -%             -%             -%        -%

   PIMCO VIT TOTAL RETURN
   Units                                          3,720,182       1,806,792        941,444        468,611         -
   Unit value                                 $        9.73   $        9.79   $       9.99   $       9.95  $      -
   Net assets                                 $  36,198,717   $  17,698,769   $  9,417,877   $  4,670,373  $      -
   Ratio of expenses to net assets*                   1.40%           1.40%          1.40%          1.40%        -%
   Investment income ratio**                          4.20%           3.93%          3.63%          3.12%        -%
   Total return***                                  (0.61)%         (2.00)%          0.40%        (1.00)%        -%


   POTOMAC VP MONEY MARKET(3)
   Units                                                  -         373,838              -              -         -
   Unit value****                             $        9.68   $       9.72    $          -   $          -  $      -
   Net assets                                 $           -   $   3,644,997   $          -   $          -  $      -
   Ratio of expenses to net assets*                      -%           1.25%             -%             -%        -%
   Investment income ratio**                          1.38%          11.37%             -%             -%        -%
   Total return***                                       -%         (2.76)%             -%             -%        -%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

                SUBACCOUNT                        2006             2005           2004          2003           2002
   -----------------------------------------------------------------------------------------------------------------
   RVT CLS ADVISORONE AMERIGO
   Units                                    17,786,852       14,817,353     10,152,695     3,912,084              -
   Unit value                           $       13.58    $        12.63 $        12.07 $        1.35   $          -
   Net assets                           $  241,590,983   $  187,122,211 $  122,507,206 $  44,384,509   $          -
   Ratio of expenses to net assets*              1.35%            1.35%          1.35%         1.35%             -%
   Investment income ratio**                     0.10%            0.14%          0.09%            -%             -%
   Total return***                               7.56%            4.66%          6.34%        13.50%             -%

   RVT CLS ADVISORONE BEROLINA(1)
   Units                                     1,867,517                -              -             -              -
   Unit value                           $        10.23   $            - $            - $           -   $          -
   Net assets                           $   19,096,780   $            - $            - $           -   $          -
   Ratio of expenses to net assets*              1.40%               -%             -%            -%             -%
   Investment income ratio**                     1.46%               -%             -%            -%             -%
   Total return***                               2.26%               -%             -%            -%             -%

   RVT CLS ADVISORONE CLERMONT
   Units                                     7,918,977        9,671,475      8,079,880     2,000,433              -
   Unit value                           $       11.07    $        10.67          10.73 $       10.59   $          -
   Net assets                           $   87,695,968   $  103,230,525 $   86,711,778 $  21,176,832   $          -
   Ratio of expenses to net assets*              1.35%            1.35%         1.35 %        1.35 %             -%
   Investment income ratio**                     1.98%            0.62%          0.30%            -%             -%
   Total return***                               3.76%          (0.54)%          1.32%         5.90%             -%

   RYDEX VT ABSOLUTE RETURN
      STRATEGIES(1)
   Units                                       292,216                -              -             -              -
   Unit value                           $        10.09   $            - $            - $           -   $          -
   Net assets                           $    2,946,823   $            - $            - $           -   $          -
   Ratio of expenses to net assets*              1.30%               -%             -%            -%             -%
   Investment income ratio**                     2.23%               -%             -%            -%             -%
   Total return***                               0.88%               -%             -%            -%             -%

   RYDEX VT BANKING
   Units                                       333,524          176,298        318,588       290,367        414,074
   Unit value                           $       12.82    $        12.03 $        12.92 $       11.75   $       9.31
   Net assets                           $    4,274,371   $    2,121,033 $    4,113,342 $   3,413,910   $  3,857,521
   Ratio of expenses to net assets*              1.30%            1.30%          1.30%         1.30%          1.30%
   Investment income ratio**                     2.36%            0.49%          6.68%         0.26%          0.32%
   Total return***                               6.57%          (6.86)%          9.96%        26.21%        (5.00)%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

              SUBACCOUNT                       2006            2005              2004           2003           2002
   -----------------------------------------------------------------------------------------------------------------
   RYDEX VT BASIC MATERIALS
   Units                                  1,504,445         625,575           938,793      2,901,717         54,050
   Unit value                         $       13.38  $        11.42   $         11.46  $        9.90   $       7.86
   Net assets                         $  20,127,120  $    7,141,309   $    10,755,806  $  28,722,190   $    429,243
   Ratio of expenses to net assets*           1.30%           1.30%             1.30%          1.30%          1.30%
   Investment income ratio**                  1.25%           0.22%             1.96%          0.05%          0.83%
   Total return***                           17.16%         (0.33)%            15.76%         25.95%       (16.47)%

   RYDEX VT BIOTECHNOLOGY
   Units                                    489,452       2,069,802           375,042        532,443        583,099
   Unit value                         $        6.50  $         7.01   $          6.62  $        6.83   $       5.02
   Net assets                         $   3,179,531  $   14,521,057   $     2,482,902  $   3,637,558   $  2,929,319
   Ratio of expenses to net assets*           1.30%           1.30%             1.30%          1.30%          1.30%
   Investment income ratio**                     -%              -%                -%             -%             -%
   Total return***                          (7.37)%           6.00%           (3.07)%         36.06%       (47.65)%

   RYDEX VT COMMODITIES(4)
   Units                                    620,865       1,094,179                 -              -              -
   Unit value                         $        7.95  $        10.10   $             -  $           -   $          -
   Net assets                         $   4,932,335  $   11,050,475   $             -  $           -   $          -
   Ratio of expenses to net assets*           1.30%           1.30%                -%             -%             -%
   Investment income ratio**                     -%           0.60%                -%             -%             -%
   Total return***                         (21.33)%           1.04%                -%             -%             -%

   RYDEX VT CONSUMER PRODUCTS
   Units                                  1,433,562         748,765           394,566        139,985        250,664
   Unit value                         $       12.36  $        10.99   $         11.52  $       10.61   $       9.09
   Net assets                         $  17,725,993  $    8,229,911   $     4,547,128  $   1,485,771   $  2,270,833
   Ratio of expenses to net assets*           1.30%           1.30%             1.30%          1.30%          1.30%
   Investment income ratio**                  0.95%           0.23%             5.31%          0.14%          0.05%
   Total return***                           12.48%         (4.59)%             8.58%         16.72%        (7.72)%

   RYDEX VT DYNAMIC DOW(5)
   Units                                  1,937,611         571,215           168,831              -              -
   Unit value                         $       12.17  $         9.73   $         10.56  $           -   $          -
   Net assets                         $  23,574,750  $    5,557,021   $     1,782,488  $           -   $          -
   Ratio of expenses to net assets*           1.30%           1.30%             1.30%             -%             -%
   Investment income ratio**                  0.58%            0.71             7.12%             -%             -%
   Total return***                           25.06%         (7.85)%             5.60%             -%             -%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


4. UNIT VALUES (CONTINUED)

                 SUBACCOUNT                         2006           2005           2004           2003          2002
   -----------------------------------------------------------------------------------------------------------------
   RYDEX VT DYNAMIC OTC
   Units                                       2,664,052      3,820,761      4,170,028      4,038,724       539,558
   Unit value                              $        5.16  $        5.14  $        5.53  $        5.05  $       2.66
   Net assets                              $  13,730,798  $  19,613,223  $  23,038,092  $  20,409,396  $  1,437,497
   Ratio of expenses to net assets*                1.30%          1.30%          1.30%          1.30%         1.30%
   Investment income ratio**                       0.07%             -%          2.88%         18.37%            -%
   Total return***                                 0.48%        (7.11)%          9.50%         89.85%      (73.40)%

   RYDEX VT DYNAMIC RUSSELL 2000(1)
   Units                                         112,728              -              -              -             -
   Unit value                              $       10.30  $           -  $           -  $           -  $          -
   Net assets                              $   1,161,456  $           -  $           -  $           -  $          -
   Ratio of expenses to net assets*                1.30%             -%             -%             -%            -%
   Investment income ratio**                       0.33%             -%             -%             -%            -%
   Total return***                                 2.99%             -%             -%             -%            -%

   RYDEX VT DYNAMIC S&P 500
   Units                                       1,401,544      1,004,434      1,064,347        646,422        87,267
   Unit value                              $       10.18  $        8.59  $        8.67  $        7.75  $       5.22
   Net assets                              $  14,270,298  $   8,627,310  $   9,228,603  $   5,006,206  $    463,558
   Ratio of expenses to net assets*                1.30%          1.30%          1.30%          1.30%         1.30%
   Investment income ratio**                       1.01%          0.08%         16.33%             -%            -%
   Total return***                                18.51%        (0.96)%         11.87%         48.47%      (47.80)%

   RYDEX VT DYNAMIC STRENGTHENING
      DOLLAR(4)
   Units                                         227,822              -              -              -             -
   Unit value                              $        8.42  $        9.84  $           -  $           -  $          -
   Net assets                              $   1,918,514  $          12  $           -  $           -  $          -
   Ratio of expenses to net assets*                1.30%          1.30%             -%             -%            -%
   Investment income ratio**                       0.72%      3,247.37%             -%             -%            -%
   Total return***                              (14.40)%        (1.58)%             -%             -%            -%

   RYDEX VT WEAKENING DOLLAR(4)
   Units                                         315,037        151,309              -              -             -
   Unit value                              $       11.25  $       10.06  $           -  $           -  $          -
   Net assets                              $   3,544,380  $   1,522,939  $           -  $           -  $          -
   Ratio of expenses to net assets*                1.30%          1.30%             -%             -%            -%
   Investment income ratio**                       7.47%          0.55%             -%             -%            -%
   Total return***                                11.80%          0.65%             -%             -%            -%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


4. UNIT VALUES (CONTINUED)

              SUBACCOUNT                       2006             2005            2004            2003           2002
   -----------------------------------------------------------------------------------------------------------------
   RYDEX VT ELECTRONICS
   Units                                    258,761          250,722       1,097,195       2,087,477        995,883
   Unit value                         $        4.78   $         4.87   $        4.89   $        6.54           4.02
   Net assets                         $   1,235,822   $    1,220,650   $   5,365,867   $  13,663,100      3,999,541
   Ratio of expenses to net assets*           1.30%            1.30%           1.30%          1.30 %          1.30%
   Investment income ratio**                     -%               -%              -%              -%             -%
   Total return***                          (1.82)%          (0.50)%        (25.23)%          62.69%       (50.43)%

   RYDEX VT ENERGY
   Units                                  1,838,284        2,280,812       1,710,868       1,768,493        393,288
   Unit value                         $       14.44   $        13.47   $       10.15   $        8.01   $       6.80
   Net assets                         $  26,555,037   $   30,729,196   $  17,365,662   $  14,170,620   $  2,674,026
   Ratio of expenses to net assets*           1.30%            1.30%           1.30%          1.30 %          1.30%
   Investment income ratio**                     -%            0.02%           0.06%              -%             -%
   Total return***                            7.22%           32.72%          26.72%          17.79%       (17.17)%

   RYDEX VT ENERGY SERVICES
   Units                                  1,653,480        2,777,277       1,959,108         704,239        596,114
   Unit value                         $       11.66   $        10.97   $        7.72   $        6.03   $       5.81
   Net assets                         $  19,282,092   $   30,449,570   $  15,136,376   $   4,247,208   $  3,461,087
   Ratio of expenses to net assets*           1.30%            1.30%           1.30%          1.30 %          1.30%
   Investment income ratio**                     -%               -%              -%              -%             -%
   Total return***                            6.31%           42.07%          28.03%           3.79%       (15.67)%

   RYDEX VT EP AGGRESSIVE(1)
   Units                                     42,811                -               -               -              -
   Unit value                         $       10.26   $            -   $           -   $           -   $          -
   Net assets                         $     439,244   $            -   $           -   $           -   $          -
   Ratio of expenses to net assets*           1.30%               -%              -%              -%             -%
   Investment income ratio**                  9.63%               -%              -%              -%             -%
   Total return***                            2.58%               -%              -%              -%             -%

   RYDEX VT EP CONSERVATIVE(1)
   Units                                      7,137                -               -               -              -
   Unit value                         $       10.04   $            -   $           -   $           -   $          -
   Net assets                         $      71,653   $            -   $           -   $           -   $          -
   Ratio of expenses to net assets*           1.30%               -%              -%              -%             -%
   Investment income ratio**                  2.54%               -%              -%              -%             -%
   Total return***                            0.42%               -%              -%              -%             -%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements


4. UNIT VALUES (CONTINUED)

                SUBACCOUNT                       2006            2005            2004           2003            2002
   ------------------------------------------------------------------------------------------------------------------
   RYDEX VT EP MODERATE(1)
   Units                                      329,058               -               -              -               -
   Unit value                            $      10.18   $           -   $           -  $           -   $           -
   Net assets                            $  3,348,852   $           -   $           -  $           -   $           -
   Ratio of expenses to net assets*             1.30%              -%              -%             -%              -%
   Investment income ratio**                    5.31%              -%              -%             -%              -%
   Total return***                              1.76%              -%              -%             -%              -%

   RYDEX VT EUROPE ADVANTAGE
   Units                                    3,410,723         819,629       2,595,308      2,293,628          35,795
   Unit value                            $      13.53   $       10.90   $       10.70  $        9.62   $        7.02
   Net assets                            $ 46,138,573   $   8,938,182   $  27,768,956  $  22,063,338   $     246,505
   Ratio of expenses to net assets*             1.30%           1.30%           1.30%          1.30%           1.30%
   Investment income ratio**                    2.32%           0.15%          10.10%         35.58%           0.12%
   Total return***                             24.08%           1.88%          11.23%         37.04%        (31.38)%

   RYDEX VT FINANCIAL SERVICES
   Units                                      897,919         815,945       1,289,783        709,165         153,702
   Unit value                            $      11.68   $       10.44   $       10.55  $        9.40   $        7.61
   Net assets                            $ 10,485,413   $   8,521,836   $  13,602,548  $   6,668,028   $   1,174,780
   Ratio of expenses to net assets*             1.30%           1.30%           1.30%         1.30 %           1.30%
   Investment income ratio**                    1.25%           0.47%           0.13%          0.30%              -%
   Total return***                             11.82%         (0.97)%          12.23%         23.52%        (18.70)%

   RYDEX VT GOVERNMENT LONG BOND
      ADVANTAGE
   Units                                    1,230,809       1,310,806       1,694,958      3,673,332         941,618
   Unit value                            $      10.42   $       11.23   $       10.89  $       10.48   $       11.01
   Net assets                            $ 12,818,001   $  14,715,650   $  18,446,185  $  38,497,503   $  10,363,171
   Ratio of expenses to net assets*             1.30%           1.30%           1.30%          1.30%           1.30%
   Investment income ratio**                    4.46%           2.90%           6.67%          2.67%           2.68%
   Total return***                            (7.22)%           3.17%           3.91%        (4.81)%          10.10%

   RYDEX VT HEALTH CARE
   Units                                    1,146,339       1,788,170         834,980      1,431,342         205,091
   Unit value                            $       9.46   $        9.39   $        8.86  $        8.71   $        7.01
   Net assets                            $ 10,843,874   $  16,799,822   $   7,404,436  $  12,463,046   $   1,439,363
   Ratio of expenses to net assets*             1.30%           1.30%          1.30 %         1.30 %           1.30%
   Investment income ratio**                       -%              -%           0.50%             -%              -%
   Total return***                              0.69%           5.99%           1.72%         24.25%        (24.62)%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

                  SUBACCOUNT                          2006           2005          2004          2003          2002
   -----------------------------------------------------------------------------------------------------------------
   RYDEX VT HEDGED EQUITY(1)
   Units                                           370,346              -             -             -             -
   Unit value                                $       10.12  $           - $           -  $          -  $          -
   Net assets                                $   3,749,102  $           - $           -  $          -  $          -
   Ratio of expenses to net assets*                  1.30%             -%            -%            -%            -%
   Investment income ratio**                         2.28%             -%            -%            -%            -%
   Total return***                                   1.21%             -%            -%            -%            -%

   RYDEX VT INTERNET
   Units                                           737,253      1,155,217     1,053,391     1,363,991       993,714
   Unit value                                $        5.77  $        5.49 $        5.81  $       5.24  $       3.33
   Net assets                                $   4,256,363  $   6,339,851 $   6,128,374  $  7,140,453  $  3,298,499
   Ratio of expenses to net assets*                  1.30%          1.30%         1.30%         1.30%         1.30%
   Investment income ratio**                            -%             -%            -%            -%            -%
   Total return***                                   5.10%        (5.54)%        10.88%        57.36%      (45.68)%

   RYDEX VT INVERSE DYNAMIC DOW (5)
   Units                                           890,609        358,891        80,736             -             -
   Unit value                                $        6.27  $        8.37 $        8.60  $          -  $          -
   Net assets                                $   5,586,941  $   3,005,754 $     694,358  $          -  $          -
   Ratio of expenses to net assets*                  1.30%          1.30%        1.30 %            -%            -%
   Investment income ratio**                         1.92%          2.36%         4.71%            -%            -%
   Total return***                                (25.08)%        (2.67)%      (14.00)%            -%            -%

   RYDEX VT INVERSE GOVERNMENT LONG BOND
   Units                                         1,622,590      1,028,915     1,171,671       408,600             -
   Unit value                                $        7.76  $        7.49 $        8.50  $       9.65  $          -
   Net assets                                $  12,594,440  $   7,707,935 $   9,661,209  $  3,941,548  $          -
   Ratio of expenses to net assets*                  1.30%          1.30%         1.30%         1.30%            -%
   Investment income ratio**                         2.60%             -%         1.51%            -%            -%
   Total return***                                   3.55%        (9.24)%      (14.51)%       (3.50)%            -%

   RYDEX VT INVERSE MID CAP (5)
   Units                                           274,299         84,568         7,092             -             -
   Unit value                                $        6.93  $        7.52 $        8.55  $          -  $          -
   Net assets                                $   1,900,510  $     635,957 $      60,685  $          -  $          -
   Ratio of expenses to net assets*                  1.30%          1.30%        1.30 %            -%            -%
   Investment income ratio**                         3.13%          5.14%            -%            -%            -%
   Total return***                                 (7.90)%       (12.04)%      (14.50)%            -%            -%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

                SUBACCOUNT                       2006           2005            2004            2003           2002
   -----------------------------------------------------------------------------------------------------------------
   RYDEX VT INVERSE OTC
   Units                                    1,270,513      1,401,962       1,299,085     2,564,622        1,125,850
   Unit value                           $       6.82   $        7.22  $         7.45  $       8.82    $       14.70
   Net assets                           $   8,646,970  $  10,126,755  $    9,667,620  $ 22,617,591    $  16,555,228
   Ratio of expenses to net assets*             1.30%          1.30%          1.30 %        1.30 %           1.30 %
   Investment income ratio**                    6.69%             -%              -%         1.56%            1.49%
   Total return***                            (5.58)%        (3.00)%        (15.53)%      (40.00)%           28.16%

   RYDEX VT INVERSE RUSSELL 2000 (5)
   Units                                      535,985        864,274         357,297             -                -
   Unit value                           $        6.51  $        7.72  $         8.32  $          -    $           -
   Net assets                           $   3,494,028  $   6,678,143  $    2,973,445  $          -    $           -
   Ratio of expenses to net assets*             1.30%          1.30%           1.30%            -%               -%
   Investment income ratio**                    2.74%          2.62%              -%            -%               -%
   Total return***                           (15.68)%        (7.15)%        (16.80)%            -%               -%

   RYDEX VT INVERSE S&P 500
   Units                                      998,525      2,646,567         806,337       879,810        1,631,745
   Unit value                           $        5.99  $        6.77  $         7.12  $       8.28    $       11.32
   Net assets                           $   5,970,317  $  17,901,253  $    5,739,273  $  7,280,253    $  18,465,860
   Ratio of expenses to net assets*             1.30%          1.30%           1.30%         1.30%            1.30%
   Investment income ratio**                    3.75%             -%              -%            -%            1.32%
   Total return***                           (11.42)%        (4.96)%        (14.01)%      (26.86)%           16.58%

   RYDEX VT JAPAN ADVANTAGE
   Units                                      938,475      2,079,167         603,920       659,214           92,027
   Unit value                           $       11.17  $       11.08  $         9.61  $       9.10    $        6.90
   Net assets                           $  10,475,125  $  23,054,071  $    5,803,911  $  5,999,015    $     637,725
   Ratio of expenses to net assets*             1.30%          1.30%           1.30%         1.30%            1.30%
   Investment income ratio**                    1.86%             -%              -%            -%               -%
   Total return***                              0.74%         15.29%           5.60%        31.88%         (31.00)%

   RYDEX VT LARGE CAP GROWTH (5)
   Units                                      984,181        790,360       1,214,440             -                -
   Unit value                           $        9.97  $        9.88  $        10.13  $          -    $           -
   Net assets                           $   9,811,258  $   7,806,174  $   12,304,210  $          -    $           -
   Ratio of expenses to net assets*             1.30%          1.30%           1.30%            -%               -%
   Investment income ratio**                       -%          0.07%           2.39%            -%               -%
   Total return***                              0.97%        (2.51)%           1.30%            -%               -%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

               SUBACCOUNT                      2006            2005            2004            2003            2002
   -----------------------------------------------------------------------------------------------------------------
  RYDEX VT LARGE CAP VALUE (5)
   Units                                  2,795,600       1,028,833         521,378               -               -
   Unit value                         $       12.30   $       10.91   $       10.93   $           -    $          -
   Net assets                         $  34,376,262   $  11,222,534   $   5,697,819   $           -    $          -
   Ratio of expenses to net assets*           1.30%           1.30%           1.30%              -%              -%
   Investment income ratio**                  0.90%           0.69%          2. 97%              -%              -%
   Total return***                           12.71%         (0.19)%           9.30%              -%              -%

   RYDEX VT LEISURE
   Units                                    757,273         137,826       1,930,981       2,582,037         235,691
   Unit value                         $        9.49   $        8.02   $        8.80   $        7.42    $       5.74
   Net assets                         $   7,187,154   $   1,105,252   $  17,002,865   $  19,166,886    $  1,335,056
   Ratio of expenses to net assets*           1.30%           1.30%           1.30%           1.30%           1.30%
   Investment income ratio**                     -%              -%           0.13%              -%              -%
   Total return***                           18.28%         (8.88)%          18.60%          29.27%        (18.35)%

   RYDEX VT MID CAP ADVANTAGE
   Units                                  1,058,888         990,761       1,032,326         352,449         558,459
   Unit value                         $       15.18   $       14.34   $       13.12   $       11.22    $        7.8
   Net assets                         $  16,075,296   $  14,209,770   $  13,547,896   $   3,955,724    $  4,286,493
   Ratio of expenses to net assets*           1.30%           1.30%           1.30%           1.30%           1.30%
   Investment income ratio**                  0.28%              -%           7.30%              -%              -%
   Total return***                            5.83%           9.28%          16.93%          46.09%        (23.20)%

   RYDEX VT MID CAP GROWTH (5)
   Units                                    725,065       2,134,324       1,294,200               -               -
   Unit value                         $       11.12   $       11.26   $       10.54   $           -    $          -
   Net assets                         $   8,064,346   $  24,035,278   $  13,646,580   $           -    $          -
   Ratio of expenses to net assets*           1.30%           1.30%           1.30%              -%              -%
   Investment income ratio**                     -%              -%              -%              -%              -%
   Total return***                          (1.21)%           6.77%           5.40%              -%              -%

   RYDEX VT MID CAP VALUE (5)
   Units                                    946,872         679,019         917,533               -               -
   Unit value                         $       13.03   $       11.62   $       11.19   $           -    $          -
   Net assets                         $  12,336,906   $   7,888,463   $  10,272,620   $           -    $          -
   Ratio of expenses to net assets*           1.30%           1.30%           1.30%              -%              -%
   Investment income ratio**                  0.85%           0.59%          11.68%              -%              -%
   Total return***                           12.15%           3.77%          11.90%              -%              -%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

               SUBACCOUNT                      2006            2005            2004           2003             2002
   -----------------------------------------------------------------------------------------------------------------
   RYDEX MULTI-CAP CORE EQUITY(1)
   Units                                         20               -               -              -                -
   Unit value                          $      10.25   $           -  $            -  $           -    $           -
   Net assets                          $        211   $           -  $            -  $           -    $           -
   Ratio of expenses to net assets*           1.30%              -%              -%             -%               -%
   Investment income ratio**                     -%              -%              -%             -%               -%
   Total return***                            2.54%              -%              -%             -%               -%

   RYDEX VT NOVA
   Units                                  4,525,063       3,357,488       3,596,049      2,374,008        1,575,488
   Unit value                          $       9.49   $        8.31  $         8.34  $        7.60    $        5.70
   Net assets                          $ 42,953,777   $  27,898,139  $   30,006,942  $  18,032,789    $   8,977,336
   Ratio of expenses to net assets*           1.30%           1.30%           1.30%          1.30%            1.30%
   Investment income ratio**                  1.30%           0.15%           0.03%             -%            4.58%
   Total return***                           14.27%         (0.41)%           9.74%         33.33%         (38.44)%

   RYDEX VT OTC
   Units                                    635,169       1,411,920       5,132,355      1,881,847          636,910
   Unit value                          $       8.25   $        8.15  $         8.41  $        8.03    $        5.77
   Net assets                          $  5,244,302   $  11,504,211  $   43,166,787  $  15,106,516    $   3,689,377
   Ratio of expenses to net assets*           1.30%           1.30%           1.30%          1.30%            1.30%
   Investment income ratio**                     -%              -%              -%             -%               -%
   Total return***                            1.33%         (3.15)%           4.73%         39.17%         (41.36)%

   RYDEX VT PRECIOUS METALS
   Units                                  1,005,729       1,306,547         675,179      1,200,293        1,816,577
   Unit value                          $      22.48   $       19.32  $        16.68  $       20.31    $       15.05
   Net assets                          $ 22,611,827   $  25,245,281  $   11,265,970  $  24,373,611    $  27,350,343
   Ratio of expenses to net assets*           1.30%           1.30%           1.30%          1.30%            1.30%
   Investment income ratio**                     -%              -%              -%             -%               -%
   Total return***                           16.35%          15.82%        (17.87)%         34.95%           39.48%

   RYDEX VT REAL ESTATE
   Units                                  1,418,072         637,762         882,515        730,095           74,907
   Unit value                          $      19.21   $       15.34  $        14.94  $       12.04    $        9.65
   Net assets                          $ 27,226,503   $   9,780,248  $   13,188,212  $   8,792,349    $     723,432
   Ratio of expenses to net assets*           1.30%           1.30%           1.30%          1.30%            1.30%
   Investment income ratio**                  2.29%           1.69%           1.82%          4.65%            3.99%
   Total return***                           25.23%           2.65%          24.09%         24.77%          (3.50)%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

                SUBACCOUNT                       2006           2005            2004           2003            2002
   -----------------------------------------------------------------------------------------------------------------
   RYDEX VT RETAILING
   Units                                      648,726        270,900         211,853        565,974         166,404
   Unit value                           $       10.93  $       10.37  $        10.26  $        9.74    $       7.51
   Net assets                           $   7,093,606  $   2,810,252  $    2,175,146  $   5,510,020    $  1,248,851
   Ratio of expenses to net assets*             1.30%          1.30%           1.30%          1.30%           1.30%
   Investment income ratio**                       -%             -%           2.90%             -%              -%
   Total return***                              5.44%          1.04%           5.34%         29.69%        (25.27)%

   RYDEX VT RUSSELL 2000 ADVANTAGE
   Units                                    1,257,957        901,314       2,349,970      4,573,132         278,131
   Unit value                           $       14.30  $       12.35  $        12.41  $       10.35    $       6.58
   Net assets                           $  17,988,532  $  11,134,630  $   29,160,603  $  47,338,018    $  1,827,876
   Ratio of expenses to net assets*              130%          1.30%           1.30%          1.30%           1.30%
   Investment income ratio**                    0.51%          1.53%           2.50%          9.74%              -%
   Total return***                             15.78%        (0.45)%          19.90%         57.29%        (34.20)%

   RYDEX VT SECTOR ROTATION
   Units                                    1,132,515        844,915         821,735        574,165         463,440
   Unit value                           $       11.53  $       10.80  $         9.92  $        9.35    $       7.52
   Net assets                           $  13,053,571  $   9,561,616  $    8,150,570  $   5,368,220    $  3,494,484
   Ratio of expenses to net assets*             1.30%          1.30%           1.30%          1.30%           1.30%
   Investment income ratio**                       -%             -%              -%             -%              -%
   Total return***                              6.71%          8.93%           6.10%         24.34%        (24.80)%

   RYDEX VT SMALL CAP GROWTH (5)
   Units                                    1,083,924      1,211,994       1,565,519              -               -
   Unit value                           $       11.82  $       11.45  $        11.25  $           -    $          -
   Net assets                           $  12,803,085  $  13,877,361  $   17,623,081  $           -    $          -
   Ratio of expenses to net assets*             1.30%          1.30%           1.30%             -%              -%
   Investment income ratio**                       -%             -%           2.87%             -%              -%
   Total return***                              3.20%          1.73%          12.50%             -%              -%

   RYDEX VT SMALL CAP VALUE (5)
   Units                                    1,252,309        806,438       2,418,588              -               -
   Unit value                           $       13.00  $       11.39  $        11.47  $           -    $          -
   Net assets                           $  16,284,644  $   9,179,571  $   27,738,110  $           -    $          -
   Ratio of expenses to net assets*             1.30%          1.30%           1.30%             -%              -%
   Investment income ratio**                    0.51%             -%           6.14%             -%              -%
   Total return***                             14.19%        (0.72)%          14.70%             -%              -%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

               SUBACCOUNT                       2006             2005            2004            2003             2002
   --------------------------------------------------------------------------------------------------------------------
   RYDEX VT TECHNOLOGY
   Units                                   1,287,248          906,124       1,109,050         742,700          777,972
   Unit value                         $         6.33   $         6.24  $         6.32  $         6.52   $         4.22
   Net assets                         $    8,146,613   $    5,647,791  $    7,007,457  $    4,839,751   $    3,258,617
   Ratio of expenses to net assets*            1.30%            1.30%           1.30%           1.30%            1.30%
   Investment income ratio**                      -%               -%           7.79%              -%               -%
   Total return***                             1.44%          (1.23)%         (3.07)%          54.50%         (41.63)%

   RYDEX VT TELECOMMUNICATIONS
   Units                                   1,437,461          111,399         682,117         780,580          950,713
   Unit value                         $         7.86   $         6.87  $         7.09  $         6.57   $         5.13
   Net assets                         $   11,303,325   $      764,283  $    4,883,047  $    5,129,235   $    4,870,653
   Ratio of expenses to net assets*            1.30%            1.30%           1.30%           1.30%            1.30%
   Investment income ratio**                   2.07%               -%              -%              -%               -%
   Total return***                            14.49%          (3.09)%           7.91%          28.07%         (42.10)%

   RYDEX VT TRANSPORTATION
   Units                                     633,425          606,221         887,391         267,314          516,183
   Unit value                         $        11.71   $        11.38  $        10.95  $         9.30   $         8.06
   Net assets                         $    7,418,991   $    6,902,561  $    9,719,047  $    2,484,777   $    4,156,961
   Ratio of expenses to net assets*            1.30%            1.30%           1.30%           1.30%            1.30%
   Investment income ratio**                      -%               -%           1.16%              -%               -%
   Total return***                             2.86%            3.92%          17.74%          15.38%         (15.34)%

   RYDEX VT U.S. GOVERNMENT MONEY
      MARKET
   Units                                  17,240,772     15,562,032      11,866,677      17,598,158         15,037,054
   Unit value                         $         8.46   $         8.51  $         8.71  $         9.07   $         9.47
   Net assets                         $  145,825,739   $  132,411,020  $  103,330,233  $  159,619,900   $  142,580,310
   Ratio of expenses to net assets*            1.30%            1.30%           1.30%           1.30%            1.30%
   Investment income ratio**                   5.34%            2.96%           0.31%           0.01%            0.36%
   Total return***                            (.55)%          (2.31)%         (3.97)%         (4.22)%          (3.76)%

   RYDEX VT UTILITIES
   Units                                   3,585,491        2,291,948      1,465,726          569,941        4,549,866
   Unit value                         $         7.55  $          6.52  $        6.15   $         5.47   $         4.56
   Net assets                         $   27,060,906  $    14,928,893  $   9,015,195   $    3,121,344   $   20,748,237
   Ratio of expenses to net assets*            1.30%            1.30%          1.30%            1.30%            1.30%
   Investment income ratio**                   2.41%            0.80%          1.16%            0.22%            0.03%
   Total return***                            15.87%            5.92%         12.43%           19.96%         (35.59)%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

                SUBACCOUNT                       2006            2005             2004          2003           2002
   -----------------------------------------------------------------------------------------------------------------
   SBL GLOBAL
   Units                                    2,810,777       2,600,193         970,423        394,065         62,616
   Unit value                           $       14.48   $       12.86   $       11.80   $      10.35   $       7.52
   Net assets                           $  40,705,140   $  33,430,928   $  11,452,518   $  4,077,749   $    470,558
   Ratio of expenses to net assets*             1.10%           1.10%           1.10%          1.10%          1.10%
   Investment income ratio**                       -%              -%              -%          0.68%          0.24%
   Total return***                             12.64%           8.97%          14.01%         37.63%       (25.77)%

   SBL SMALL CAP VALUE
   Units                                      751,721         711,839         400,922        300,056              -
   Unit value                           $       20.21   $       18.56   $       16.89   $      14.62   $          -
   Net assets                           $  15,186,104   $  13,210,171   $   6,768,968   $  4,385,372   $          -
   Ratio of expenses to net assets*             1.10%           1.10%           1.10%          1.10%             -%
   Investment income ratio**                       -%              -%           0.53%             -%             -%
   Total return***                              8.86%           9.91%          15.53%         46.20%             -%

   TEMPLETON DEVELOPING MARKETS
   Units                                       31,702          47,664         101,168        136,333         45,322
   Unit value                           $       24.60   $       20.07   $       16.45   $      13.78   $       9.41
   Net assets                           $     779,650   $     956,652   $   1,664,725   $  1,877,660   $    422,025
   Ratio of expenses to net assets*             1.45%           1.45%           1.45%          1.45%          1.45%
   Investment income ratio**                    1.23%           0.87%           2.43%          0.56%          1.25%
   Total return***                             22.56%          22.00%          19.38%         46.44%        (4.37)%

   TEMPLETON FOREIGN SECURITIES
   Units                                      161,115         397,060         684,526        764,342        270,057
   Unit value                           $       12.35   $       10.63   $       10.09   $       8.90   $       7.04
   Net assets                           $   1,990,507   $   4,224,147   $   6,909,217   $  6,804,997   $  1,908,910
   Ratio of expenses to net assets*             1.45%           1.45%           1.45%          1.45%          1.45%
   Investment income ratio**                    1.59%           0.89%           1.15%          1.79%          1.18%
   Total return***                             16.17%           5.37%          13.37%         26.42%       (22.12)%

   VAN KAMPEN LIT GOVERNMENT(1)
   Units                                          254               -                -             -              -
   Unit value                           $        9.94   $           -   $            -  $          -   $          -
   Net assets                           $       2,526   $           -   $            -  $          -   $          -
   Ratio of expenses to net assets*             1.30%              -%               -%            -%             -%
   Investment income ratio**                       -%              -%               -%            -%             -%
   Total return***                            (0.57)%              -%               -%            -%             -%

                         Variable Annuity Account XIV -
                         AdvisorDesigns Variable Annuity

                          Notes to Financial Statements

4. UNIT VALUES (CONTINUED)

                   SUBACCOUNT                           2006           2005           2004            2003          2002
   ----------------------------------------------------------------------------------------------------------------------
   WELLS FARGO ADVANTAGE OPPORTUNITY VT
   Units                                             716,241      1,070,295        676,311         244,277        64,855
   Unit value                                  $       11.41  $       10.62  $       10.29   $        9.10  $       6.94
   Net assets                                  $   8,172,118  $  11,372,667  $   6,961,957   $   2,221,830  $    450,354
   Ratio of expenses to net assets*                    1.40%          1.40%          1.40%           1.40%         1.40%
   Investment income ratio**                              -%             -%             -%           0.11%         0.36%
   Total return***                                     7.39%          3.24%         13.08%          31.12%      (29.97)%

* These ratios represent the annualized contract expenses of the Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to the unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

** These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

**** Unit value information is calculated on a daily basis, regardless of whether or not the subaccount has contractholders.

(1)  For the period from November 10, 2006 (inception date) to December 31,
     2006.

(2)  For the period from January 26, 2005 (inception date) to December 31, 2005.

(3)  For the period from January 26, 2005 (inception date) to November 15, 2005.

(4)  For the period from November 15, 2005 (inception date) to December 31,
     2005.

(5)  For the period from May 1, 2004 (inception date) to December 31, 2004.

                                    PART C

                                OTHER INFORMATION

Item 24.      Financial Statements and Exhibits

              a.   Financial Statements



                   The following financial statements are included in Part B of this Registration Statement: (1) the consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006 and (2) the audited financial statements of Variable Annuity Account XIV at December 31, 2006, and for each of the specified periods ended December 31, 2006, or for portions of such periods as disclosed in the financial statements.


              b.   Exhibits


                     (1) Resolution of the Board of Directors of Security Benefit Life Insurance Company authorizing establishment of the Separate Account(a)

                     (2)  Not Applicable

                     (3)  (a) Marketing Organization Agreement(d)
                          (b) SBL Variable Products Broker/Dealer Sales
                              Agreement(c)
                          (c) SBL Variable Product Sales Agreement (3-Way
                              Agreement) (Form 9482C 7-00)(e)
                          (d) Marketing Organization Agreement Commission
                              Schedule(p)


                          (e) Amendment to Marketing Organization, SBL
                              Variable Products Broker/Dealer Sales, SBL
                              Variable Product Sales, and Anti-Money
                              Laundering and Suitability Agreements(j)


                          (f) Distribution Agreement(m)
                          (g) Marketing Organization Amendment - Supervisory Fee

                     (4)  (a) Individual Contract (Form V6029 11-00) (p)
                          (b) Individual Contract-Unisex (Form V6029 11-00U) (p)
                          (c) Tax-Sheltered Annuity Endorsement (Form V6101
                              9-05)(k)
                          (d) Individual Retirement Annuity Endorsement (Form
                              V6849A 1(R9-03))(h)
                          (e) Roth IRA Endorsement (Form V6851A  (R9-03))(h)
                          (f) 403a Endorsement (Form V6057  10-98)(b)
                          (g) Credit Enhancement Rider (Form V6084  11-01)(f)

                          (h) Dollar for Dollar Living Benefit Rider (Form
                              V6094  R9-05)


                          (i) Return of Premium or Contract Value Death
                              Benefit Rider (Form V6105  10-06) (p)

                     (5)  (a) Application (Form V9101 10-06) (p)
                          (b) Application - Unisex (Form V9101 10-06U) (p)

                     (6)  (a) Composite of Articles of Incorporation of SBL(i)
                          (b) Bylaws of SBL(k)

                     (7)  Not Applicable

                     (8)  (a) Participation Agreement - AIM - Variable
                              Insurance Funds(m)
                                (i) Amendments Nos. 1 and 2 to Participation Agreement - AIM - Variable Insurance Funds(m)
                                (ii)  Amendment No. 3 to Participation Agreement
                                      - AIM - Variable Insurance Funds


                          (b)   Participation Agreement - Dreyfus(m)
                          (c)   Participation Agreement - Federated(e)
                          (d)   Participation Agreement - Fidelity(e)
                                (i)   Amendment No. 1 to Participation
                                      Agreement - Fidelity(e)
                                (ii)  Amendment No. 2 to Participation
                                      Agreement - Fidelity
                          (e) Participation Agreement - Neuberger Berman - AMT
                              Funds(e)
                                (i) Amendments Nos. 1 and 2 to Participation Agreement - Neuberger Berman - AMT Funds(m)
                          (f) Participation Agreement - Oppenheimer(m)
                                (i) Amendments Nos. 1 and 2 to Participation Agreement - Oppenheimer(m)
                                (ii)  Amendment No. 3 to Participation
                                      Agreement - Oppenheimer
                          (g) Participation Agreement - PIMCO - Variable
                                Insurance Funds(n)
                                (i)   Amendments Nos. 1, 2, 3 and 4 to
                                      Participation Agreement - PIMCO -
                                      Variable Insurance  Funds


                          (h) Participation Agreement - Potomac(l)
                                (i)   Amendment No. 1 to Participation
                                      Agreement - Potomac(l)
                          (i) Participation Agreement - Rydex(g)
                          (j) Participation Agreement - Rydex - Variable
                              Funds(o)
                                (i)   Amendments Nos. 1, 2, 3, 4 and 5 to
                                      Participation Agreement - Rydex - Variable
                                      Funds(o)
                                (ii)  Amendment No. 6 to Participation Agreement
                                      - Rydex - Variable Funds
                          (k) Participation Agreement - Van Kampen(m)
                                (i)   Amendment No. 1 to Participation
                                      Agreement - Van Kampen


                          (l) Participation Agreement - Wells Fargo (Strong)(e)

                    (9)   Opinion of Counsel(p)


                   (10)   Consent of Independent Registered Public Accounting
                          Firm


                   (11)   Not Applicable

                   (12)   Not Applicable

                   (13)   Not Applicable

(a) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-41180 (filed July 11, 2000).

(b) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-23723 (filed April 30, 1999).

(c) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 2-89328 (filed April 29, 1999).

(d) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-52114 (filed December 19, 2000).

(e) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-52114 (filed March 1, 2002).

(f) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-41180 (filed March 1, 2002).

(g) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-52114 (filed April 8, 2002).

(h) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-93947 (filed April 30, 2004).

(i) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-52114 (filed February 25, 2005).

(j) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-120399 (filed November 12, 2004).

(k) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-41180 (filed April 28, 2006).

(l) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-52114 (filed April 26, 2005).

(m) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 2-89328 (filed April 28, 2006).

(n) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-41180 (filed April 30, 2004).

(o) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-52114 (filed April 28, 2006).

(p) Incorporated herein by reference to the Exhibits filed with Registration Statement No. 333-138540 (filed November 9, 2006).

Item 25.    Directors and Officers of the Depositor

            Name and Principal
             Business Address                              Positions and Offices with Depositor
            ------------------                             ------------------------------------
            Kris A. Robbins*                               President, Chief Executive Officer and Director

            Thomas A. Swank*                               Senior Vice President, Chief Financial Officer,
                                                           Treasurer and Director

            J. Michael Keefer*                             Senior Vice President, General Counsel,
                                                           Secretary and Director

            David J. Keith*                                Senior Vice President, IT and Customer Management

            Michael G. Odlum*                              Senior Vice President and Chief Investment Officer

            Kalman Bakk, Jr.*                              Senior Vice President and Chief Marketing Officer

            Thomas R. Kaehr*                               Vice President, Controller and Assistant Treasurer

            Amy J. Lee*                                    Vice President, Associate General Counsel and Assistant
                                                           Secretary

            Carmen R. Hill*                                Assistant Vice President and Chief Compliance Officer

            *Located at One Security Benefit Place, Topeka, Kansas 66636.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant


              The Depositor, Security Benefit Life Insurance Company ("SBL" or "the Company"), is owned by Security Benefit Corporation through the ownership of all of SBL's issued and outstanding shares of common stock. Security Benefit Corporation is wholly owned by Security Benefit Mutual Holding Company ("SBMHC"), which in turn is controlled by SBL policyholders. As of December 31, 2006 no one person holds more than approximately 0.0003% of the voting power of SBMHC. The Registrant is a segregated asset account of SBL.

              The following chart indicates the persons controlled by or under common control with SBL Variable Annuity Account XIV or SBL:

                                                                                               Percent of Voting
                                                                                               Securities Owned
                                                                        Jurisdiction of            by SBMHC
                                       Name                              Incorporation     (directly or indirectly)

              Security Benefit Mutual Holding Company                       Kansas                    ---
              (Holding Company)

              Security Benefit Corporation (Holding Company)                Kansas                   100%

              Security Benefit Life Insurance Company                       Kansas                   100%
              (Stock Life Insurance Company)

              Security Management Company, LLC                              Kansas                   100%
              (Investment Adviser)

              Security Distributors, Inc. (Broker/Dealer,                   Kansas                   100%
              Principal Underwriter of Mutual Funds)

              se(2), inc. (Third Party Administrator)                       Kansas                   100%

              Security Benefit Academy, Inc.                                Kansas                   100%
              (Daycare Company)

              Security Financial Resources, Inc.                            Kansas                   100%
              (Financial Services)

              Security Financial Resources                                 Delaware                  100%
              Collective Investments, LLC
              (Private Fund)

              First Security Benefit Life Insurance                        New York                  100%
              and Annuity Company of New York

              Brecek & Young Advisors, Inc.                               California                 100%

              Brecek & Young Financial Services Group of Montana,           Montana                  100%
              Inc.

              Brecek & Young Financial Services Group of Nevada, Inc.       Nevada                   100%

              Brecek & Young Financial Group Insurance Agency of             Texas                   100%
              Texas, Inc.

              SBL is also the depositor of the following separate accounts: SBL Variable Annuity Accounts I, III, and IV, SBL Variable Universal Life Insurance Account, Security

              Varilife Separate Account, Variflex Separate Account, SBL Variable Annuity Account VIII, SBL Variable Annuity Account XI, SBL Variable Annuity Account XIV, SBL Variable Annuity Account XVII,
              T. Rowe Price Variable Annuity Account and Parkstone Variable Annuity Separate Account.

              Through the above-referenced separate accounts, SBL might be deemed to control the open-end management investment companies listed below. As of December 31, 2006 the approximate percentage of ownership by the separate accounts for each company is as follows:

                   Security Income Opportunity Fund..............      46.73%
                   SBL Fund......................................      100.0%


Item 27.      Number of Contractowners


              As of December 31, 2006, there were 28,742 Qualified Contracts and 12,340 Non-Qualified Contracts issued under SBL Variable Annuity Account XIV.


Item 28.      Indemnification

              The bylaws of Security Benefit Life Insurance Company provide that the Company shall, to the extent authorized by the laws of the State of Kansas, indemnify officers and directors for certain liabilities threatened or incurred in connection with such person's capacity as director or officer.

              The Articles of Incorporation include the following provision:

                           (a) No director of the Corporation shall be liable to
                  the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, provided that nothing contained in this Article shall eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under the provisions of K.S.A. 17-6424 and amendments thereto, or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Code of the State of Kansas is amended after the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Code of the State of Kansas, as so amended.

                           (b) Any repeal or modification of the foregoing
                  paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

              Insofar as indemnification for a liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.      Principal Underwriter

              (a)(1) Security Distributors, Inc. ("SDI"), an affiliate of SBL, acts as principal underwriter for:

                        SBL Variable Annuity Account I
                        SBL Variable Annuity Account III
                        SBL Variable Annuity Account IV
                        Security Varilife Separate Account (Security Elite Benefit)

                        Security Varilife Separate Account (Security Varilife) SBL Variable Life Insurance Account (Varilife) Variable Annuity Account IX
                        Account XVI
                        Parkstone Advantage Variable Annuity

                        Variflex Separate Account (Variflex)
                        Variflex Separate Account (Variflex ES)
                        Variable Annuity Account VIII (Variflex Extra Credit)

                        Variable Annuity Account VIII (Variflex LS)
                        Variable Annuity Account VIII (Variflex Signature) Variable Annuity Account XI (Scarborough Advantage

                        Variable Annuity) SBL Variable Annuity Account XIV (AdvisorDesigns Variable Annuity)
                        SBL Variable Annuity Account XIV (AEA Variable Annuity) SBL Variable Annuity Account XIV (AdvanceDesigns
                          Variable Annuity)

                        SBL Variable Annuity Account XIV (EliteDesigns Variable
                          Annuity)
                        SBL Variable Annuity Account XIV (NEA Valuebuilder)
                        SBL Variable Annuity Account XIV (NEA Valuebuilder
                          Retirement Income Director Variable Annuity)
                        SBL Variable Annuity Account XIV (SecureDesigns Variable
                          Annuity)
                        SBL Variable Annuity Account XIV (Security Benefit
                          Advisor Variable Annuity)


                        SBL Variable Annuity Account XVII (Classic Strategies
                          Variable Annuity)
                        SBL Variable Annuity Account XVII (ThirdFed Variable
                          Annuity)

              (a)(2) SDI acts as prinicipal underwriter for the following variable annuity contracts issued by First Security Benefit Life Insurance and Annuity Company of New York ("FSBL"):

                        Variable Annuity Account A (AdvisorDesigns Variable Annuity)

                        Variable Annuity Account B (SecureDesigns Variable Annuity)
                        Variable Annuity Account B (AdvanceDesigns Variable Annuity)



              (a)(3) SDI acts as principal underwriter for the following funds:

                        Security Equity Fund
                        Security Income Fund
                        Security Large Cap Value Fund
                        Security Mid Cap Growth Fund
                        SBL Fund
                        Security Financial Resources Collective Investments, LLC


              (a)(4) SDI acts as principal underwriter for the following Commonwealth Annuity and Life Insurance Company Separate
                        Accounts:

                        VEL Account
                        VEL II Account
                        VEL III Account
                        Separate Account III
                        Select Separate Account II
                        Inheiritage Account Group
                        VEL Account Separate Account
                        IMO Separate Account
                        FUVUL Separate Account
                        KGC Separate Account
                        KG Separate Account
                        VA-P Separate Account
                        VA-K Separate Account
                        VA-K - Delaware Medallion Annuity
                        Contracts
                        Allmerica Select Separate Account
                        Fulcrum Separate Account

              (a)(5) SDI acts as principal underwriter for the following First Allmerica Financial Life Insurance Company Separate Accounts:

                        VEL II Account
                        Separate Account SPVL
                        Allmerica Select Separate Account II

                        Inheiritage Account
                        Group VEL Account
                        Separate Account IMO
                        Separate Account KG
                        Separate Account KGC
                        Separate Account VA-P
                        Separate Account VA-K
                        Separate Account VA-K - Delaware Medallion Annuity Contracts
                        Allmerica Select Separate Account
                        Fulcrum Separate Account

            (b)      Name and Principal           Position and Offices
                     Business Address*              with Underwriter
                     ------------------           ------------------
                     Gregory J. Garvin            President and Director
                     Richard J. Wells             Director
                     Michael G. Odlum             Vice President & Director
                     Frank D. Memmo               Vice President & Director
                     Amy J. Lee                   Secretary and Chief Compliance
                                                  Officer
                     Thomas R. Kaehr              Treasurer
                     Brenda M. Harwood            Vice President, Assistant
                                                  Treasurer and Director
                     Christopher D. Swickard      Assistant Secretary

                    *One Security Benefit Place, Topeka, Kansas 66636-0001

            (c)

NAME OF PRINCIPAL       NET UNDERWRITING        COMPENSATION ON       BROKERAGE       COMPENSATION*
  UNDERWRITER            DISCOUNTS AND            REDEMPTION         COMMISSION
                      COMMISSIONS FOR YEAR
                        ENDING 12/31/06
   Security               $68,996,259             $7,822,342             $0             $8,447,247
Distributors, Inc.

*SBL pays SDI an annual payment of 0.75% of all Purchase Payments received under variable annuity contracts issued by the Company to support SDI's ongoing operations.


Item 30.      Location of Accounts and Records


              All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained by SBL at its administrative offices--One Security Benefit Place, Topeka, Kansas 66636-0001.

Item 31.      Management Services

              All management contracts are discussed in Part A or Part B.

Item 32.      Undertakings

              (a) Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

              (b) Registrant undertakes that it will include as part of the variable annuity contract application a space that an applicant can check to request a Statement of Additional Information.

              (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to SBL at the address or phone number listed in the prospectus.


              (d) Depositor represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

              (e) SBL, sponsor of the unit investment trust, SBL Variable Annuity Account XIV, hereby represents that it is relying upon American Council of Life Insurance, SEC No-Action Letter, [1988-1989 Transfer Binder] Fed. Sec. L. Rep. (CCH) paragraph 78,904 (Nov. 28, 1988), and that it has complied with the provisions of paragraphs (1)-(4) of such no-action letter which are incorporated herein by reference.

              (f) Depositor represents that it is relying upon Rule 6c-7 under the Investment Company Act of 1940 with respect to Contracts issued to participants under the Texas Optional Retirement Program and that it has complied with the provisions of paragraphs (a) - (d) of that Rule.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Topeka, and State of Kansas on this __ day of February 2007.


          Security Benefit Life Insurance Company -
          SBL Variable Annuity Account XIV
          (The Registrant)

By:                                    /s/ Kris A. Robbins
          ----------------------------------------------------------------------
          Kris A. Robbins, President, Chief Executive Officer and Director

          Security Benefit Life Insurance Company
          (The Depositor)

By:                                    /s/ Kris A. Robbins
          ----------------------------------------------------------------------
          Kris A. Robbins, President, Chief Executive Officer and Director




As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                              SIGNATURES AND TITLES
By:  /s/ Kris A. Robbins
    --------------------
Kris A. Robbins, President, Chief Executive Officer and Director
Date: February __, 2007


By:  /s/ Thomas A. Swank
     -------------------
Thomas A. Swank, Senior Vice President,
   Chief Financial Officer, Treasurer and Director
Date: February __, 2007

By: /s/ J. Michael Keefer
    --------------------
J. Michael Keefer, Senior Vice President,
   General Counsel, Secretary and Director
Date: February __, 2007


By: /s/ Thomas R. Kaehr
    -------------------
Thomas R. Kaehr, Vice President, Controller
   and Assistant Treasurer
Date: February __, 2007

                                  EXHIBIT INDEX



  (1)   None

  (2)   None

  (3)   (a) None
        (b) None
        (c) None


        (d) None
        (e) None


        (f) None
        (g) Marketing Organization Amendment - Supervisory Fee

  (4)   (a) None

        (b) None
        (c) None
        (d) None
        (e) None
        (f) None
        (g) None
        (h) Dollar for Dollar Living Benefit Rider (Form V6094 R9-05)
        (i) None

  (5)   (a) None
        (b) None

  (6)   (a) None
        (b) None

  (7)   None

  (8)(a)(ii) Amendment No. 3 to Participation Agreement - AIM - Variable Insurance Funds
     (b)      None
     (c)      None
     (d)(ii)  Amendment No. 2 to Participation Agreement - Fidelity
     (e)      None
     (f)(ii)  Amendment No. 3 to Participation Agreement - Oppenheimer
     (g)(i) Amendment Nos. 1, 2, 3 and 4 to Participation Agreement - PIMCO - Variable Insurance Funds

     (h)      None
     (i)      None
     (j)(ii)  Amendment No. 6 to Participation Agreement - Rydex - Variable
              Funds
     (k)(i)   Amendment No. 1 to Participation Agreement - Van Kampen
     (l)      None

  (9)   None


(10)    Consent of Independent Registered Public Accounting Firm


(11)    None

(12)    None

(13)    None